As filed with the Securities and Exchange Commission on July 30, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

1933 Act File No. 333-113859

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT NO.

POST-EFFECTIVE AMENDMENT NO. 1

AMERICAN CAPITAL STRATEGIES, LTD.

(Exact name of registrant as specified in charter)

2 BETHESDA METRO CENTER

14TH FLOOR

BETHESDA, MD 20814

(Address of principal executive offices)

Registrant’s telephone number, including area code: (301) 951-6122

JOHN R. ERICKSON

EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY

2 BETHESDA METRO CENTER

14TH FLOOR

BETHESDA, MD 20814

(Name and address of agent for service)

COPIES TO:

SAMUEL A. FLAX, ESQ.

Arnold & Porter LLP

555 Twelfth Street, N.W.

Washington, DC 20004-1206

(202) 942-5000

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

From time to time after the effective date of this registration statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS

American Capital Strategies, Ltd.

$1,750,000,000

COMMON STOCK

PREFERRED STOCK

DEBT SECURITIES

We may offer, from time to time, up to $1,750,000,000 aggregate initial offering price of our common stock, $0.01 par value per share, preferred stock, $0.01 par value per share, or debt securities (collectively, the “Securities”) in one or more offerings. The Securities may be offered at prices and on terms to be disclosed in one or more supplements to this prospectus. In the case of our common stock, the offering price per share by us less any underwriting commissions or discounts will not be less than the net asset value per share of our common stock at the time we make the offering. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our Securities.

Our Securities may be offered directly to one or more purchasers, including existing stockholders in a rights offering, through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to the offering will identify any agents or underwriters involved in the sale of our Securities, and will disclose any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our Securities through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of such Securities. Our common stock is traded on the Nasdaq National Market under the symbol “ACAS.” As of July 20, 2004, the last reported sales price for our common stock was $29.45.

We are a publicly traded buyout mezzanine fund that provides investment capital to middle market companies, which we generally consider to be companies with sales between $10 million and $750 million. We invest in senior and mezzanine (subordinated) debt and equity of companies in need of capital for buyouts, growth, acquisitions and recapitalizations. Our ability to fund the entire capital structure is an advantage in completing many middle market transactions. Our wholly-owned operating subsidiary, American Capital Financial Services, Inc. (“ACFS”), provides financial advisory services to our portfolio companies. We invested, on average, $33 million in 2003 in each new portfolio company. We generally have not invested more than 5% of our equity capital in one transaction. Our largest investment to date has been $78 million. ACFS arranges and secures capital for large transactions, particularly buyouts that we sponsor. Our primary business objectives are to increase our taxable income, net operating income and net asset value by investing in senior debt, subordinated debt, and equity of middle market companies with attractive current yields and potential for equity appreciation and realized gains. We invest in and sponsor management and employee buyouts, invest in private equity sponsored buyouts, and provide capital directly to private and small public companies. Historically, a majority of our financings have been to assist in the funding of change in control management buyouts and we expect that trend to continue. Our loans typically range from $5 million to $75 million, mature in five to ten years, and require monthly or quarterly interest payments at fixed rates or variable rates, based on the prime rate or London Interbank Offered Rate (“LIBOR”), plus a margin. We price our debt and equity investments based on our analysis of each transaction. As of March 31, 2004, the weighted average effective interest rate on our debt securities was 13.5%. From our initial public offering on August 29, 1997 through July 20, 2004, we invested $669 million in equity securities and over $2.8 billion in debt securities of middle market companies, including over $83 million in funds committed but undrawn under credit facilities.

This prospectus contains information you should know before investing, including information about risks. Please read it before you invest and keep it for future reference. Additional information about us, including information contained in our Statement of Additional Information (“SAI”), dated as of the same date as this prospectus, has been filed with the U.S. Securities and Exchange Commission (the “SEC”). You may obtain a copy of our SAI by writing us at our principal office, which is located at 2 Bethesda Metro Center, 14th Floor, Bethesda, MD 20814, Attention: Investor Relations. You may also obtain a copy of our SAI by calling 1-800-543-1976. We will not charge you for this document. The SEC maintains a web site (http://www.sec.gov) that contains the SAI and other information regarding us. The SAI is incorporated in its entirety in this prospectus by reference and its table of contents appears on page 88 of the prospectus. See “Statement of Additional Information.”

An investment in our Securities involves certain risks, including, among other things, risks relating to investments in securities of small, private and developing businesses. We describe some of these risks in the section entitled “ Risk Factors,” which begins on page 9. You should carefully consider these risks together with all of the other information contained in this prospectus and any prospectus supplement before making a decision to purchase our Securities.

The Securities being offered have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of Securities by us through agents, underwriters or dealers unless accompanied by a prospectus supplement.

The date of this prospectus is July 30, 2004

PROSPECTUS SUMMARY

The following summary contains basic information about this offering. It likely does not contain all the information that is important to an investor. For a more complete understanding of this offering, we encourage you to read this entire document and the documents to which we have referred.

Information contained or incorporated by reference in this prospectus or prospectus summary may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “plans,” “anticipate,” “estimate” or “continue” or the negative thereof or other variations thereon or comparable terminology. The matters described in “Risk Factors” and certain other factors noted throughout this prospectus and in any exhibits to the registration statement of which this prospectus is a part, constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

AMERICAN CAPITAL STRATEGIES, LTD.

We are a publicly traded buyout and mezzanine fund that provides investment capital to middle market companies, which we generally consider to be companies with sales between $10 million and $750 million. We invest in senior and mezzanine (subordinated) debt and equity of companies in need of capital for buyouts, growth, acquisitions and recapitalizations. Our ability to fund the entire capital structure is an advantage in completing many middle market transactions. Our wholly-owned operating subsidiary, ACFS, provides financial advisory services to our portfolio companies. We invested, on average, $33 million in 2003 in each new portfolio company. We generally have not invested more than 5% of our equity capital in one transaction. Our largest investment to date has been $78 million. ACFS arranges and secures capital for large transactions, particularly buyouts that we sponsor.

Our primary business objectives are to increase our taxable income, net operating income and net asset value by investing in senior debt, subordinated debt and equity of middle market companies with attractive current yields and potential for equity appreciation and realized gains. We invest in and sponsor management and employee buyouts, invest in private equity sponsored buyouts, and provide capital directly to private and small public companies. Historically, a majority of our financings have been to assist in the funding of change of control management buyouts and we expect that trend to continue. Capital that we provide directly to private and small public companies is used for growth, acquisitions or recapitalizations.

We are a Delaware corporation, which was incorporated in 1986. On August 29, 1997, we completed an initial public offering, or IPO, of our common stock and became a non-diversified, closed end investment company, which has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended (“1940 Act”). On October 1, 1997, we began operations so as to qualify to be taxed as a regulated investment company, or RIC, as defined in Subtitle A, Chapter 1, under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). As a regulated investment company, we are not subject to federal income tax on the portion of our taxable income and capital gains we distribute to our stockholders.

Our loans typically range from $5 million to $75 million, mature in five to ten years, and require monthly or quarterly interest payments at fixed rates or variable rates based on the prime rate or LIBOR, plus a margin. We price our debt and equity investments based on our analysis of each transaction. As of March 31, 2004, the weighted average effective interest rate on our debt securities was 13.5%. From our IPO in 1997, through July 20, 2004, we invested $669 million in equity securities and over $2.8 billion in debt securities of middle market companies, including approximately $83 million in funds committed but undrawn under credit facilities.

We are prepared to be a long-term partner to our portfolio companies, thereby positioning us to participate in their future financing needs. As of March 31, 2004, we have invested $515 million in follow-on investments to fund growth, acquisitions or working capital (sometimes in distress situations).

We generally acquire equity interests in the companies from which we have purchased debt securities with the goal of enhancing our overall return. As of March 31, 2004, we had a fully-diluted weighted average ownership interest of 48% in our portfolio companies. In most cases, we receive rights to require the portfolio company to purchase the warrants and stock held by us, known as put rights, under various circumstances including, typically, the repayment of our loans or debt securities. We may use our put rights to dispose of our equity interest in a business, although our ability to exercise our put rights may be limited or nonexistent if a business is illiquid. In most cases where we invest equity, we receive the right to representation on our portfolio company’s board of directors.

The debt structures of our portfolio companies generally provide for scheduled amortization of senior debt, including our senior debt investments, which also helps improve our subordinated debt investments within the portfolio company’s capital structure. The opportunity to liquidate our investments may occur if a portfolio company refinances our loans, is sold in a change of control transaction or sells its equity in a public offering or if we exercise our put rights. We generally do not have the right to require that a portfolio company undergo an initial public offering, by registering securities under the Securities Act of 1933, as amended (the “Securities Act”), but we generally do have the right to sell our equity interests in a public offering by a portfolio company to the extent permitted by the underwriters.

THE OFFERING

We may offer, from time to time, up to $1,750,000,000 of our Securities, on terms to be determined at the time of the offering. Our Securities may be offered at prices and on terms to be disclosed in one or more prospectus supplements. In the case of the offering of our common stock, the offering price per share less any underwriting commissions or discounts will not be less than the net asset value per share of our common stock.

Our Securities may be offered directly to one or more purchasers, including existing stockholders in a rights offering, through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to the offering will disclose the terms of the offering, including the name or names of any agents or underwriters involved in the sale of our Securities by us, the purchase price, and any fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our Securities through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of our Securities.

Set forth below is additional information regarding the offering of our Securities:

Nasdaq National Market Symbol	ACAS

Use of Proceeds

Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from the sale of our Securities for general corporate purposes, which may include investment in middle market companies in accordance with our investment objectives, repayment of indebtedness, acquisitions and other general corporate purposes. See “Use of Proceeds.”

Distributions

We have paid quarterly dividends to the holders of our common stock and generally intend to continue to do so. The amount of the quarterly dividends is determined by our board of directors and is based on our estimate of our investment company taxable income and net short-term capital gains. See “Price Range of Common Stock and Distributions.” Certain additional amounts may be deemed as distributed to stockholders for income tax purposes. Other types of Securities will likely pay distributions in accordance with their terms.

Principal Risk Factors

Investment in our Securities involves certain risks relating to our structure and investment objectives that should be considered by the prospective purchasers of the Securities. We have a limited operating history upon which you can evaluate our business. In addition, as a BDC, our portfolio includes securities primarily issued by privately held companies. These investments may involve a high degree of business and financial risk, and are generally less liquid than public securities. Also, our determinations of fair value of privately-held securities may differ materially from the values that would exist if there was a ready market for these investments. A large number of entities compete for the same kind of investment opportunities as we do. Moreover, our business requires a substantial amount of cash to operate and to grow, and we are dependent on external financing. We borrow funds to make investments in and loans to middle market businesses. As a result, we are exposed to the risks of leverage, which may be considered as a speculative investment technique. In addition, the failure to qualify as a RIC eligible for pass-through tax treatment under Subchapter M of the Code on income distributed to stockholders could have a materially adverse effect on the total return, if any, obtainable from an investment in our Securities. See “Risk Factors” for a discussion of these risks.

Certain Anti-Takeover Provisions

Our certificate of incorporation and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us and thereby inhibit a change in control of us in circumstances that could give the holders of our common stock the opportunity to realize a premium over the then prevailing market price for our common stock. See “Risk Factors—Provisions of our Second Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws Could Deter Takeover Attempts” and “Certain Provisions of the Second Amended and Restated Certificate of Incorporation and the Second Amended and Restated Bylaws.”

Dividend Reinvestment Plan

Cash distributions to holders of our common stock may be reinvested under our Dividend Reinvestment Plan in additional whole and fractional shares of our common stock if you or your representative elects to enroll in the Dividend Reinvestment Plan. See “Dividend Reinvestment Plan” and “Business—Regulated Investment Company Requirements.”

FEES AND EXPENSES

The following table will assist you in understanding the various costs and expenses that an investor in our Securities will bear directly or indirectly.

Stockholder Transaction Expenses
Sales load (as a percentage of offering price)(1)	—%
Dividend reinvestment plan fees(2)	—
Annualized Expenses (as a percentage of consolidated net assets attributable to our common stock)(3)
Management fees	—
Interest payments on borrowed funds(4)	1.92%
Other expenses(5)	4.12%

Total annual expenses (estimated)(6)	6.04%

(1)	In the event that the Securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load.
(2)	The expenses of the reinvestment plan are included in stock record expenses, a component of “Total Operating Expenses.” We have no cash purchase plan. The participants in the reinvestment plan will bear a pro rata share of brokerage commissions incurred with respect to open market purchases, if any. See “Dividend Reinvestment Plan” for information on the plan.
(3)	Consolidated net assets attributable to our common stock equal net assets (i.e., total assets less total liabilities) at March 31, 2004.
(4)	The interest payments on borrowed funds percentage is based on an estimate of future annual interest expense divided by net assets attributable to our common stock as of March 31, 2004. The estimate of future annual interest expense is calculated by annualizing our actual interest expense for the first quarter of 2004. Our ratio of interest expense to average net assets for the year ended December 31, 2003 was 1.99%. We had outstanding borrowings of $898 million at March 31, 2004. See “Risk Factors—We may incur debt which could increase our investment risks” and “Management’s Discussion and Analysis of Financial Condition, Liquidity, and Capital Resources.”
(5)	The other expenses percentage is based on an estimate of future annual expenses representing all of our operating expenses (except fees and expenses reported in other items of this table) that are deducted from our operating income and reflected as expenses in our statement of operations. The estimate of such future annual expenses is calculated by annualizing our actual operating expenses (except fees and expenses reported in other items of this table) for the first quarter of 2004. Our ratio of operating expenses, net of interest expense, to average net assets for the year ended December 31, 2003 was 5.05%.
(6)	Total annual expenses as a percentage of consolidated net assets attributable to our common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. We borrow money to leverage our net assets and increase our total assets. The total annual expenses percentage is required by the SEC to be calculated as a percentage of net assets, rather than the total assets, including assets that have been funded with borrowed monies. If the total annual expenses percentage were calculated instead as a percentage of total assets, our total annual expenses would be 3.51% of consolidated total assets.

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our Securities. These amounts are based upon payment by us of operating expenses at the levels set forth in the table above. In the event that securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will restate this example to reflect the applicable sales load.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$60	$178	$294	$573

This example should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. Moreover, while the example assumes (as required by the SEC) a 5% annual return, our performance will vary and may result in a return greater or less than 5%. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in the Dividend Reinvestment Plan may receive shares of common stock purchased by the Dividend Reinvestment Plan Administrator at the market price in effect at the time, which may be at, above or below net asset value. See “Dividend Reinvestment Plan.”

CONSOLIDATED SUMMARY FINANCIAL DATA

(in thousands, except per share data)

The following summary of our consolidated financial information should be read in conjunction with our consolidated financial statements and notes thereto presented elsewhere in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 21 for more information.

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
	(unaudited)	(unaudited)
Total operating income	$60,585	$43,064	$206,280	$147,022	$104,237	$70,052	$39,435
Total operating expenses	19,036	12,301	65,577	44,473	32,612	27,382	16,365

Operating income before income taxes	41,549	30,763	140,703	102,549	71,625	42,670	23,070
Income tax benefit	—	—	—	—	—	2,000	912

Net operating income	41,549	140,703	140,703	102,549	71,625	44,670	23,982
Net realized gain (loss) on investments	(56,589)	3,905	22,006	(20,741)	5,369	4,539	3,636
Net unrealized appreciation (depreciation) of investments	49,643	(35,643)	(44,725)	(61,747)	(58,389)	(53,582)	69,583

Net increase (decrease) in shareholders’ equity resulting from operations	$34,603	$(975)	$117,984	$20,061	$18,605	$(4,373)	$97,201

Per share data:
Net operating income:
Basic	$0.62	$0.65	$2.58	$2.60	$2.27	$2.00	$1.75
Diluted	$0.61	$0.65	$2.56	$2.57	$2.24	$1.96	$1.68
Net earnings (loss):
Basic	$0.52	$(0.02)	$2.16	$0.51	$0.59	$(0.20)	$7.07
Diluted	$0.51	$(0.02)	$2.15	$0.50	$0.58	$(0.20)	$6.80
Dividends declared	$0.70	$0.67	$2.79	$2.57	$2.30	$2.17	$1.74
Balance Sheet Data:
Total assets	$2,171,761	$1,393,860	$2,041,724	$1,318,523	$904,184	$613,999	$398,430
Total debt	$897,657	$487,319	$840,211	$619,964	$251,141	$155,202	$78,545
Total shareholders’ equity	$1,260,795	$899,824	$1,175,915	$687,659	$640,265	$445,167	$311,745
Other Data:
Number of portfolio companies at period end	89	72	86	69	55	46	36
New investments(1)	$238,600	$178,000	$1,083,100	$573,500	$389,300	$275,500	$175,800
Equity investment sale proceeds and loan investment sales and repayments(2)	$77,913	$101,225	$390,467	$118,560	$83,446	$34,125	$59,705
NOI as % of average equity(3)	14.4%	16.0%	13.5%	14.7%	13.3%	13.9%	13.2%
Return on equity(4)	12.0%	(0.5)%	11.3%	2.9%	3.5%	(1.3)%	51.0%
Weighted average rate on debt securities as of period end	13.5%	12.5%	13.4%	12.5%	13.9%	14.6%	13.9%

(1)	Amount of new investments includes amounts as of the investment date that are committed but unfunded.
(2)	Principal amount of loan repayments includes the collection of payment-in-kind notes, payment-in-kind dividends and accreted loan discounts.
(3)	Calculated before the effect of net appreciation (depreciation) of investments. Average equity is calculated based on the quarterly shareholders’ equity balances.
(4)	Return represents net increase (decrease) in shareholders’ equity resulting from operations.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form N-2 under the Securities Act, with respect to the Securities offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or exhibits and schedules thereto. For further information with respect to our business and our Securities, reference is made to the registration statement, including the amendments, exhibits and schedules thereto and the SAI, contained in the registration statement.

We also file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Such reports, proxy statements and other information, as well as the registration statement and the amendments, exhibits and schedules thereto, can be inspected at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Information about the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy statements and other information regarding registrants, including us, that file such information electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov. Copies of such material may also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Our common stock is listed on the Nasdaq National Market, and such reports, proxy statements and other information can also be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

We also furnish to our stockholders annual and quarterly reports, which will include annual financial information that has been examined and reported on, with an opinion expressed, by independent public accountants, and quarterly unaudited financial information. See “Experts.”

RISK FACTORS

You should carefully consider the risks described below together with all of the other information provided and incorporated by reference in this prospectus (or any prospectus supplement) before making a decision to purchase our Securities. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or not presently deemed material by us, may also impair our operations and performance.

If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. If that happens, the trading price of our common stock could decline, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in or incorporated by reference in this prospectus (or any prospectus supplement).

We have a limited operating history upon which you can evaluate our business

Although we commenced operations in 1986, we materially changed our business plan and format in August 1997 from structuring and arranging financing for buyout transactions on a fee for services basis to primarily being a lender to and investor in middle market companies, which we generally consider to be companies with sales between $10 million and $750 million. Therefore, we have only a limited history of operations as a lender to and investor in middle market companies upon which you can evaluate our business. While we generally have been profitable since August 1997, there can be no assurance that we will remain profitable in future periods, nor can we offer investors any assurance that we will successfully implement our growth strategy. In addition, we have limited operating results under our business plan which would demonstrate the effect of a general economic recession on our business.

We make loans to and investments in middle market borrowers who may default on their loans or provide no return on our investments

We invest in and lend to middle market businesses. There is generally no publicly available information about these businesses. Therefore, we rely on our principals, associates, analysts and consultants to investigate these businesses. The portfolio companies in which we invest may have significant variations in operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position, may otherwise have a weak financial position or may be adversely effected by changes in the business cycle. Our portfolio companies may not meet net income, cash flow and other coverage tests typically imposed by senior lenders. Numerous factors may affect a portfolio company’s ability to repay its loan, including the failure to meet its business plan, a downturn in its industry or negative economic conditions. A deterioration in a portfolio company’s financial condition and prospects may be accompanied by deterioration in the collateral for the loan. We also make unsecured, subordinated loans and invest in equity securities, which involve a higher degree of risk than senior loans.

Middle market businesses typically have narrower product lines and smaller market shares than large businesses. They tend to be more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. In addition, portfolio companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel.

These businesses may also experience substantial variations in operating results. Typically, the success of a middle market business also depends on the management talents and efforts of one or two persons or a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on us. In addition, middle market businesses often need substantial additional capital to expand or compete and will have borrowed money from other lenders.

Our senior loans generally are secured by the assets of our borrowers. Our subordinated loans are often secured by the assets of the borrower but our rights to payment and our security interest are usually subordinated to the payment rights and security interests of the senior lender. Therefore, we may be limited in our ability to enforce our rights to collect our loans and to recover any of the loan balance through a foreclosure of collateral.

Often, a deterioration in a borrower’s financial condition and prospects is accompanied by a deterioration in the value of the collateral securing its loan. In certain cases, our involvement in the management of our portfolio companies may subject us to additional defenses and claims from borrowers and third parties. These conditions may make it difficult for us to obtain repayment of our loans.

There is uncertainty regarding the value of our privately held securities

A majority of our portfolio securities are not publicly traded. We value these securities based on a determination of their fair value made in good faith by our board of directors. Due to the uncertainty inherent in valuing securities that are not publicly traded, as set forth in our financial statements, our determinations of fair value may differ materially from the values that would exist if a ready market for these securities existed. Our determinations of the fair value of our investments have a material impact on our net earnings through the recording of unrealized appreciation or depreciation of investments as well as our assessment of interest income recognition. Our net asset value could be materially affected if our determinations regarding the fair value of our investments are materially different from the values that would exist if a ready market existed for these securities.

We may not realize gains from our equity investments

When we make a loan, we generally receive warrants to acquire stock issued by the borrower, and we may make direct equity investments. Our goal ultimately is to dispose of these equity interests and realize gains. These equity interests may not appreciate in value and, in fact, may depreciate in value. Accordingly, we may not be able to realize gains from our equity interests.

The lack of liquidity of our privately held securities may adversely affect our business

Most of our investments consist of securities acquired directly from their issuers in private transactions. Some of these securities are subject to restrictions on resale (including in some instances legal restrictions) or otherwise are less liquid than public securities. The illiquidity of our investments may make it difficult for us to obtain cash equal to the value at which we record our investments if the need arises.

We have invested in a limited number of portfolio companies

A consequence of a limited number of investments is that the aggregate returns realized by us may be substantially adversely affected by the unfavorable performance of a small number of such investments or a substantial writedown of any one investment. Beyond our regulatory and income tax guidelines, we do not have fixed guidelines for industry diversification, and investments could potentially be concentrated in relatively few industries.

We have limited information regarding the companies in which we invest

Consistent with our operation as a BDC, our portfolio consists primarily of securities issued by privately held companies. There is generally little or no publicly available information about such companies, and we must rely on the diligence of our employees and the consultants we hire to obtain the information necessary for our decision to invest in them. There can be no assurance that our diligence efforts will uncover all material information about the privately held business necessary to make a fully informed investment decision.

Our portfolio companies may be highly leveraged

Leverage may have important adverse consequences to these companies and to us as an investor. These companies may be subject to restrictive financial and operating covenants. The leverage may impair these companies’ ability to finance their future operations and capital needs. As a result, these companies’ flexibility to respond to changing business and economic conditions and to business opportunities may be limited. A leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

Our business is dependent on external financing

Our business requires a substantial amount of cash to operate. We historically have obtained the cash required for operations through the sale of debt by special purpose affiliates to which we have contributed loan assets originated by us, the sale of certain senior loans originated by us, borrowings by us and the sale of our equity. Our ability to continue to rely on such sources or other sources of capital depends on numerous legal, economic, structural and other factors.

Senior Securities.    We or our affiliates have issued, and intend to continue to issue, debt securities and other evidences of indebtedness, up to the maximum amount permitted by the 1940 Act. We have also retained the right to issue preferred stock. As a BDC, the 1940 Act permits us to issue debt securities and preferred stock (collectively, “Senior Securities”) in amounts such that our asset coverage, as defined in the 1940 Act, is at least 200% after each issuance of Senior Securities. As a result, we are exposed to the risks of leverage. As permitted by the 1940 Act, we may, in addition, borrow amounts up to five percent of our total assets for temporary purposes.

Term Debt Securities.    Trusts affiliated with us have issued, and we or our affiliates may issue in the future, term debt securities (the “Term Debt Notes”) to institutional investors. As of March 31, 2004, the outstanding balance of the Term Debt Notes issued to institutional investors was $613 million. These notes are secured by loans from our portfolio companies with a principal balance of $898 million as of March 31, 2004. While we have not guaranteed the repayment of Term Debt Notes, we must repurchase the loans if certain representations are breached.

Revolving Debt Funding Facilities.    We depend in part on our two commercial paper conduit securitization facilities to generate cash for funding our investments. Each conduit facility is secured by loans to our portfolio companies, which have been contributed to separate affiliated trusts. While we have not guaranteed the repayment of either conduit facility, we must repurchase the loans securing such conduit facility if certain of the representations and warranties made by us in connection with such conduit facility are breached. As of June 29, 2004, the aggregate commitment of our conduit facility with an affiliate of Wachovia Bank (the “Wachovia Facility”) was temporarily increased to $425 million and will revert back to $350 million on August 14, 2004. Our other conduit facility is with an affiliate of the Bank of Montreal (the “Bank of Montreal Facility”), and has an aggregate commitment of $125 million. We also have a $70 million revolving credit facility with four banks led by Branch Banking and Trust Company (the “BB&T Facility”, and together with the Wachovia Facility and the Bank of Montreal Facility, the “Debt Facilities”), secured by loans to our portfolio companies. Our indebtedness under the BB&T Facility is recourse to the company.

Short-Term Financings.    We have undertaken various short-term financings involving repurchase agreements, where we sell at a discount to face value senior loans that we have originated and agree to repurchase them at a future date. As of March 31, 2004, we had $42 million in such borrowings outstanding.

Sales of Senior Loans.    From time to time, we have sold to other lenders senior loans that we have originated. In certain cases, we have retained servicing rights where we are paid fees to continue to service the loans. In 2003, we sold $62 million in senior loans.

A failure to renew our Debt Facilities, to continue short-term financings or senior loan sales, to increase our capacity under our existing facilities, to sell additional Term Debt Notes or to add new or replacement debt facilities could have a material adverse effect on our business, financial condition and results of operations. See the description of the Term Debt Notes and the Conduit Facility under “Management’s Discussion and Analysis of Financial Condition And Results of Operations—Financial Condition, Liquidity and Capital Resources.”

Common Stock.    Because we are constrained in our ability to issue debt for the reasons given above, we are dependent on the issuance of equity as a financing source. We are restricted to issuing equity at prices equal to or above our net asset value at the time of issuance. There can be no assurances that we can issue equity when necessary. If additional funds are raised through the issuance of our common stock or debt securities convertible into or exchangeable for our common stock, the percentage ownership of our stockholders at the time would decrease and they may experience additional dilution. In addition, any convertible or exchangeable securities may have rights, preferences and privileges more favorable than those of our common stock.

The following table is designed to illustrate the effect on return to a holder of our common stock of the leverage created by our use of borrowing, at the weighted average interest rate of 3.78% for the twelve months ended March 31, 2004 and assuming hypothetical annual returns on our portfolio of minus 15 to plus 15 percent. As can be seen, leverage generally increases the return to stockholders when the portfolio return is positive and decreases return when the portfolio return is negative. Actual returns may be greater or less than those appearing in the table.

Assumed Return on Portfolio (Net of Expenses)(1)	–15.0%	–10.0%	–5.0%	—	5.0%	10.0%	15.0%
Corresponding Return to Common Stockholders(2)	–21.0%	–13.2%	–5.5%	2.3%	10.0%	17.8%	25.5%

(1)	The assumed portfolio return is required by regulation of the SEC and is not a prediction of, and does not represent, our projected or actual performance.
(2)	In order to compute the “Corresponding Return to Common Stockholders,” the “Assumed Return on Portfolio” is multiplied by the total value of our assets at the beginning of the period to obtain an assumed return to us. From this amount, all interest accrued during the period is subtracted to determine the return available to stockholders. The return available to stockholders is then divided by the total value of our net assets as of the beginning of the period to determine the “Corresponding Return to Common Stockholders.”

We may incur additional debt that could increase your investment risks

We or our affiliates borrow money or issue debt securities to provide us with additional funds to invest. Our lenders have fixed dollar claims on our assets or the assets of our affiliates that are senior to the claims of our stockholders and, thus, our lenders have preference over our stockholders with respect to these assets. In particular, the assets that our affiliates have pledged to lenders under certain of our Debt Facilities were sold or contributed to separate affiliated statutory trusts prior to such pledge. While we own a beneficial interest in these trusts, these assets are property of the respective trusts, available to satisfy the debts of the trusts, and would only become available for distribution to our stockholders to the extent specifically permitted under the agreements governing the Debt Facilities. See “Risk Factors—Our Debt Facilities impose certain limitations on us.”

Although borrowing money for investment increases the potential for gain, it also increases the risk of a loss. A decrease in the value of our investments will have a sharper impact on the value of our common stock if we borrow money to make investments. Our ability to pay dividends could also be adversely impacted. In addition, our ability to pay dividends or incur additional indebtedness would be restricted if asset coverage is not equal to at least twice our indebtedness. If the value of our assets declines, we might be unable to satisfy that test. If this happens, we may be required to sell some of our investments and repay a portion of our indebtedness at a time when a sale may be disadvantageous. See “Risk Factors—Our business is dependent on external financing—Common Stock.”

A change in interest rates may adversely affect our profitability

A portion of our income will depend upon the difference between the rate at which we or our affiliated trusts borrow funds and the rate at which we loan these funds. We anticipate using a combination of equity and long- term and short-term borrowings to finance our lending activities. Certain of our borrowings may be at fixed rates and others at variable rates. As of March 31, 2004, we had total borrowings outstanding of $898 million. Substantially all of our borrowings were at variable rates of interest based on one-month LIBOR or a commercial paper rate. In addition, as a result of our use of interest rate swaps, approximately 32% of the loans in our portfolio were at fixed rates and approximately 68% were at floating rates as of March 31, 2004. We typically undertake to hedge against the risk of adverse movement in interest rates in our Debt Facilities against our portfolio of assets. Hedging activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. As of March 31, 2004, our interest rate agreements had a notional amount of $992 million and a fair value representing a liability of $36 million. A change in interest rates could have an impact on the fair value of our interest rate hedging agreements that could result in the recording of unrealized appreciation or depreciation in future periods. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Disclosures About Market Risk.”

An economic downturn could affect our operating results

An economic downturn may adversely affect middle market businesses, which are our primary market for investments. Such a downturn could also adversely affect our ability to obtain capital to invest in such companies. These results could have a material adverse effect on our business, financial condition and results of operations.

Our Debt Facilities impose certain limitations on us

In March 1999, we established the Wachovia Facility as a line of credit administered by Wachovia Capital Markets, LLC. The Wachovia Facility, which currently has an aggregate commitment of $425 million until August 13, 2004, and $350 million thereafter, is not available for further draws after April 20, 2005 unless the Wachovia Facility is extended prior to such date for an additional 364 day period with the consent of our lender. If the Wachovia Facility is not extended, any principal amounts then outstanding will be amortized over a 24-month period following April 21, 2005. The Wachovia Facility contains customary default provisions, as well as the following default provisions: a cross-default on our debt of $2.5 million or more, a minimum net worth requirement of $500 million plus seventy-five percent (75%) of any new equity and subordinated debt, a default triggered by a change of control and a default arising from the termination or resignation of any two of the following executive officers: Malon Wilkus, Ira Wagner and John Erickson.

In March 2004, we established the BB&T Facility as a line of credit administered by Branch Banking and Trust Company. The BB&T Facility has an aggregate commitment of $70 million. Our ability to make draws under the BB&T Facility expires on March 24, 2005 unless the BB&T Facility is extended for an additional one-year period prior to such date at the discretion of the lenders. If the BB&T Facility is not extended, any principal amounts then outstanding will be amortized over a 24-month period beginning on March 25, 2005. The BB&T Facility contains customary default provisions as well as the following default provisions: a cross-default on our debt of $2.5 million or more, a minimum tangible net worth requirement of $975 million plus sixty percent (60%) of any new equity, a default in the event of a change of control and a default arising from the termination or resignation of any two of the following executive officers: Malon Wilkus, Ira Wagner and John Erickson.

In June 2004, we established the Bank of Montreal Facility as a line of credit administered by an affiliate of the Bank of Montreal. The Bank of Montreal Facility has an aggregate commitment of $125 million. Our ability to make draws under the Bank of Montreal Facility expires on June 28, 2005, unless the Bank of Montreal Facility is extended for an additional 364 day period prior to such date at the discretion of the lender. If the Bank of Montreal Facility is not extended, any principal amounts then outstanding will be amortized over a 24-month period following June 29, 2005. The Bank of Montreal Facility contains customary default provisions, as well as the following default provisions: a cross-default on our debt of $2.5 million or more, a minimum net worth requirement of $1 billion plus seventy-five percent (75%) of any new equity and subordinated debt, a default triggered by a change in control, and a default arising from the termination or resignation of any two of the following executive officers: Malon Wilkus, Ira Wagner and John Erickson.

Trusts affiliated with us have outstanding $613 million in Term Debt Notes to institutional investors as of March 31, 2004. These securities contain customary default provisions, as well as the following default provisions: a failure on our part, as the originator of the loans securing the Term Debt Notes or as the servicer of these loans, to make any payment or deposit required under related agreements within two business days after the date the payment or deposit is required to be made, or if we alter or amend our credit and collection policy in a manner that could have a material adverse effect on the holders of the Term Debt Notes.

The occurrence of an event of default under our Debt Facilities could lead to termination of those facilities

Our Debt Facilities contain certain default provisions, some of which are described in the immediately preceding paragraphs. An event of default under one of our Debt Facilities could result, among other things, in termination of further funds available under that facility, an accelerated maturity date for all amounts outstanding under that facility and the disruption of all or a portion of the business financed by that facility. This could reduce our revenues and, by delaying any cash payment allowed to us under the facility until the lender has been paid in full, reduce our liquidity and cash flow.

We may experience fluctuations in our quarterly results

We could experience fluctuations in our quarterly operating results due to a number of factors including, among others, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets, the ability to find and close suitable investments and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We may fail to continue to qualify for our pass-through tax treatment

We have operated since October 1, 1997 so as to qualify to be taxed as a RIC under Subchapter M of the Code and, provided we meet certain requirements under the Code, we can generally avoid corporate level federal income taxes on income distributed to you and other stockholders as dividends. We would cease to qualify for this favorable pass-through tax treatment if we are unable to comply with the source of income, diversification or distribution requirements contained in Subchapter M of the Code, or if we cease to operate so as to qualify as a BDC under the 1940 Act. If we fail to qualify to be taxed as a RIC or to distribute our income to stockholders on a current basis, we would be subject to corporate level taxes which would significantly reduce the amount of income available for distribution to stockholders. The loss of our current tax treatment could have a material adverse effect on the total return, if any, obtainable from your investment in the Securities. See “Business—Business Development Company Requirements” and “Business—Regulated Investment Company Requirements.”

There is a risk that you may not receive dividends

Since our initial public offering, we have distributed more than 98% of our investment company taxable income, including 98% of our net realized short-term capital gains to our stockholders. Our current intention is to continue these distributions to our stockholders. Net realized long-term capital gains may be retained and treated as a distribution for federal tax purposes, to supplement our equity capital and support growth in our portfolio, unless our board of directors determines in certain cases to make a distribution. We cannot assure you that we will achieve investment results or maintain a tax status that will allow any specified level of cash distributions or year-to-year increases in cash distributions.

Our financial condition and results of operations will depend on our ability to manage effectively any future growth

We have grown significantly since we materially changed our business plan and format in August 1997. Our ability to sustain continued growth depends on our ability to identify, evaluate, finance and invest in suitable companies that meet our investment criteria. Accomplishing such a result on a cost-effective basis is largely a function of our marketing capabilities, our management of the investment process, our ability to provide competent, attentive and efficient services, our access to financing sources on acceptable terms and the capabilities of our technology platform. As we grow, we will also be required to hire, train, supervise and manage new employees. Failure to manage effectively any future growth could have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon our key management personnel for our future success

We are dependent for the final selection, structuring, closing and monitoring of our investments on the diligence and skill of our senior management and other management members. Our future success depends to a significant extent on the continued service and coordination of our senior management team, particularly Malon Wilkus, our Chairman, Chief Executive Officer and President, Ira Wagner, our Executive Vice President and Chief Operating Officer and John Erickson, our Executive Vice President and Chief Financial Officer. The departure of any of our executive officers or key employees could materially adversely affect our ability to implement our business strategy, and the departure of any two of Malon Wilkus, Ira Wagner and John Erickson would be a default of the servicing provisions under the Debt Facilities. We do not maintain key man life insurance on any of our officers or employees.

We operate in a highly competitive market for investment opportunities

We compete with a large number of private equity funds and mezzanine funds, investment banks and other equity and non-equity based investment funds, and other sources of financing, including traditional financial services companies such as commercial banks. Some of our competitors are substantially larger and have considerably greater financial resources than us. Competitors may have lower cost of funds and many have access to funding sources that are not available to us. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships and build their market shares. There is no assurance that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time and there can be no assurance that we will be able to identify and make investments that satisfy our investment objectives or that we will be able to meet our investment goals.

Provisions of our Second Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws could deter takeover attempts

Our Second Amended and Restated Certificate of Incorporation, as amended and Second Amended and Restated Bylaws and the Delaware General Corporation Law contain provisions that may have the effect of discouraging, delaying or making more difficult a change in control and preventing the removal of incumbent directors. The existence of these provisions may negatively impact on the price of our common stock and may discourage third-party bids. These provisions may reduce any premiums paid to you for shares of our common stock that you own. Furthermore, we are subject to Section 203 of the Delaware General Corporation Law. Section 203 governs business combinations with interested stockholders, and also could have the effect of delaying or preventing a change in control.

Changes in laws or regulations governing our operations or our failure to comply with those laws or regulations may adversely affect our business

We and our portfolio companies are subject to regulation by laws at the local, state and federal level. These laws and regulations, as well as their interpretation, may be changed from time to time. Accordingly, any change in these laws or regulations or the failure to comply with these laws or regulations could have a material adverse impact on our business. Certain of these laws and regulations pertain specifically to business development companies. See “Regulation.”

We could face losses and potential liability if intrusions, viruses or similar disruptions to our technology jeopardize our confidential information or that of users of our technology

Although we have implemented, and will continue to implement, security measures, our technology platform is and will continue to be vulnerable to intrusion, computer viruses or similar disruptive problems caused by transmission from unauthorized users. The misappropriation of proprietary information could expose us to a risk of loss or litigation.

Failure to deploy new capital may reduce our return on equity

If we fail to invest our new capital effectively our return on equity may be negatively impacted, which could reduce the price of the shares of our common stock that you own.

The market price of our common stock may fluctuate significantly

The market price and marketability of shares of our common stock may from time to time be significantly affected by numerous factors, including many over which we have no control and that may not be directly related to us. These factors include the following:

•	price and volume fluctuations in the stock market from time to time, which are often unrelated to the operating performance of particular companies;

•	significant volatility in the market price and trading volume of securities of RICs, BDCs or other companies in our sector, which is not necessarily related to the operating performance of these companies;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

•	changes in earnings or variations in operating results;

•	any shortfall in revenue or net income or any increase in losses from levels expected by securities analysts;

•	general economic trends and other external factors; and

•	loss of a major funding source.

Fluctuations in the trading price of our common stock may adversely affect the liquidity of the trading market for our common stock and, in the event that we seek to raise capital through future equity financings, our ability to raise such equity capital.

Future sales of our common stock may negatively affect our stock price

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market, or the perception that such sales could occur. These sales also might make it more difficult for us to sell additional equity securities in the future at a time and at a price that we deem appropriate.

Our common stock may be difficult to resell

Investors may not be able to resell shares of common stock at or above their purchase prices due to a number of factors, including:

•	actual or anticipated fluctuation in our operating results;

•	volatility in our common stock price;

•	changes in expectations as to our future financial performance or changes in financial estimates of securities analysts; and

•	departures of key personnel.

USE OF PROCEEDS

Unless otherwise specified in the prospectus supplement accompanying this prospectus, we intend to use the net proceeds from the sale of the Securities for general corporate purposes, which may include investment in middle market companies, which we generally consider to be companies with sales between $10 million and $750 million, in accordance with our investment objectives, repayment of our indebtedness outstanding from time to time, acquisitions and other general corporate purposes.

We anticipate that substantially all of the net proceeds of any offering of Securities will be utilized in the manner described above within two years. Pending such utilization, we intend to invest the net proceeds of any offering of Securities in time deposits, income-producing securities with maturities of three months or less that are issued or guaranteed by the federal government or an agency thereof and high quality debt securities maturing in one year or less from the time of investment.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

Since we became a RIC, we have distributed, and currently intend to continue to distribute in the form of dividends, a minimum of 90% of our investment company taxable income, on a quarterly basis to our stockholders. We intend to retain long-term capital gains and treat them as deemed distributions for tax purposes. We report the estimated tax characteristics of each dividend when declared while the actual tax characteristics of dividends are reported annually to each stockholder on Form 1099 DIV. All of our dividends declared through December 31, 2003 have been distributions of ordinary income for tax purposes. There is no assurance that we will achieve investment results or maintain a tax status that will permit any specified level of cash distributions or year-to-year increases in cash distributions. At the option of a holder of common stock, all cash distributions can be reinvested automatically under our Dividend Reinvestment Plan in additional whole and fractional shares. A stockholder whose shares are held in the name of a broker or other nominee should contact the broker or nominee regarding participation in our Dividend Reinvestment Plan on the stockholder’s behalf. See “Risk Factors—We may fail to continue to qualify for our pass-through tax treatment”; “Dividend Reinvestment Plan”; and “Business—Regulated Investment Company Requirements.” Our common stock historically trades at prices both above and below its net asset value. There can be no assurance, however, that such premium or discount, as applicable, to net asset value will be maintained.

Our common stock is quoted on the Nasdaq Stock Market under the symbol ACAS. As of March 12, 2004, we had 584 stockholders of record and approximately 82,000 beneficial owners.

The following table sets forth the range of high and low sales prices of our common stock as reported on the Nasdaq Stock Market and the dividends declared by us for the period from August 29, 1997, when public trading of our common stock commenced pursuant to our initial public offering, through July 20, 2004.

BID PRICE

	Net Asset Value Per Share(1)	High	Low	Dividend Declared		Premium (Discount) of Low Sales Price to Net Asset Value	Premium (Discount) of High Sales Price to Net Asset Value
1997
Third Quarter (beginning August 29, 1997)	$13.60	$20.25	$15.00	—		10.29%	48.90%
Fourth Quarter	$13.61	$20.75	$16.50	$0.21		21.23%	52.46%

1998
First Quarter	$13.63	$22.50	$17.25	$0.25		26.56%	65.08%
Second Quarter	$13.65	$24.63	$21.25	$0.29		55.68%	80.44%
Third Quarter	$13.77	$24.25	$10.13	$0.32		(26.43)%	76.11%
Fourth Quarter	$13.80	$18.44	$9.19	$0.48	(2)	(33.42)%	33.62%

1999
First Quarter	$14.02	$19.00	$14.00	$0.41		(0.14)%	35.52%
Second Quarter	$13.80	$21.25	$16.00	$0.43		15.94%	53.99%
Third Quarter	$13.64	$20.00	$16.25	$0.43		19.13%	46.63%
Fourth Quarter	$17.08	$23.13	$17.88	$0.47	(3)	4.60%	35.42%

2000
First Quarter	$17.69	$26.81	$20.88	$0.45		18.03%	51.55%
Second Quarter	$18.15	$27.75	$19.81	$0.49		9.15%	52.90%
Third Quarter	$16.51	$26.00	$21.75	$0.49		31.70%	57.44%
Fourth Quarter	$15.90	$26.00	$20.25	$0.74	(4)	27.38%	63.55%

2001
First Quarter	$15.06	$27.88	$21.88	$0.53		45.29%	85.13%
Second Quarter	$16.51	$28.10	$24.25	$0.55		46.88%	70.20%
Third Quarter	$16.62	$29.50	$24.14	$0.56		45.25%	77.50%
Fourth Quarter	$16.84	$29.89	$24.48	$0.66	(5)	45.37%	77.49%

2002
First Quarter	$16.63	$31.90	$26.45	$0.59		59.05%	91.82%
Second Quarter	$15.97	$32.98	$24.81	$0.63		55.35%	106.51%
Third Quarter	$16.08	$27.99	$17.00	$0.66		5.72%	74.07%
Fourth Quarter	$15.82	$24.54	$15.17	$0.69	(6)	(4.10)%	55.12%

2003
First Quarter	$16.40	$25.07	$21.41	$0.67		30.55%	52.87%
Second Quarter	$16.21	$29.48	$22.41	$0.68		38.25%	81.86%
Third Quarter	$16.28	$28.35	$20.75	$0.69		27.46%	74.14%
Fourth Quarter	$17.83	$30.00	$24.65	$0.75	(7)	38.25%	68.26%

2004
First Quarter	$18.21	$34.91	$29.30	$0.70		60.90%	91.71%
Second Quarter	—	$33.65	$24.70	$0.70		—	—
Third Quarter (through July 20, 2004)	—	$29.50	$27.54	—		—	—

(1)	Net asset value per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low sale price. Historically, our net assets have been highest at the end of the quarter. The net asset values shown are based on outstanding shares at the end of each period.
(2)	Includes extra dividend of $0.11.
(3)	Includes extra dividend of $0.03.
(4)	Includes extra dividend of $0.22.
(5)	Includes extra dividend of $0.09.
(6)	Includes extra dividend of $0.02.
(7)	Includes extra dividend of $0.06.

CONSOLIDATED SELECTED FINANCIAL DATA

(in thousands, except per share data)

The selected financial data should be read in conjunction with our consolidated financial statements and notes thereto.

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
	(unaudited)	(unaudited)
Total operating income	$60,585	$43,064	$206,280	$147,022	$104,237	$70,052	$39,435
Total operating expenses	19,036	12,301	65,577	44,473	32,612	27,382	16,365

Operating income before income taxes	41,549	30,763	140,703	102,549	71,625	42,670	23,070
Income tax benefit	—	—	—	—	—	2,000	912

Net operating income	41,549	30,763	140,703	102,549	71,625	44,670	23,982
Net realized gain (loss) on investments	(56,589)	3,905	22,006	(20,741)	5,369	4,539	3,636
Net unrealized appreciation (depreciation) of investments	49,643	(35,643)	(44,725)	(61,747)	(58,389)	(53,582)	69,583

Net increase (decrease) in shareholders’ equity resulting from operations	$34,603	$(975)	$117,984	$20,061	$18,605	$(4,373)	$97,201

Per share data:
Net operating income:
Basic	$0.62	$0.65	$2.58	$2.60	$2.27	$2.00	$1.75
Diluted	$0.61	$0.65	$2.56	$2.57	$2.24	$1.96	$1.68
Net earnings (loss):
Basic	$0.52	$(0.02)	$2.16	$0.51	$0.59	$(0.20)	$7.07
Diluted	$0.51	$(0.02)	$2.15	$0.50	$0.58	$(0.20)	$6.80
Dividends declared	$0.70	$0.67	$2.79	$2.57	$2.30	$2.17	$1.74
Balance Sheet Data:
Total assets	$2,171,761	$1,393,860	$2,041,724	$1,318,523	$904,184	$613,999	$398,430
Total debt	$897,657	$487,319	$840,211	$619,964	$251,141	$155,202	$78,545
Total shareholders’ equity	$1,260,795	$899,824	$1,175,915	$687,659	$640,265	$445,167	$311,745
Other Data:
Number of portfolio companies at period end	89	72	86	69	55	46	36
New investments(1)	$238,600	$178,000	$1,083,100	$573,500	$389,300	$275,500	$175,800
Equity investment sale proceeds and loan investment sales and repayments(2)	$77,913	$101,225	$390,467	$118,560	$83,446	$34,125	$59,705
NOI as % of average equity(3)	14.4%	16.0%	13.5%	14.7%	13.3%	13.9%	13.2%
Return on equity(4)	12.0%	(0.5)%	11.3%	2.9%	3.5%	(1.3)%	51.0%
Weighted average rate on debt securities as of period end	13.5%	12.5%	13.4%	12.5%	13.9%	14.6%	13.9%

(1)	Amount of new investments includes amounts as of the investment date that are committed but unfunded.
(2)	Principal amount of loan repayments includes the collection of payment-in-kind notes, payment-in-kind dividends and accreted loan discounts.
(3)	Calculated before the effect of net appreciation (depreciation) of investments. Average equity is calculated based on the quarterly shareholders’ equity balances.
(4)	Return represents net increase (decrease) in shareholders’ equity resulting from operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

(in thousands except per share data)

All statements contained herein that are not historical facts including, but not limited to, statements regarding anticipated activity are forward looking in nature and involve a number of risks and uncertainties. Actual results may differ materially. Among the factors that could cause actual results to differ materially are the following: (i) changes in the economic conditions in which we operate negatively impacting our financial resources; (ii) certain of our competitors have substantially greater financial resources than us reducing the number of suitable investment opportunities offered to us or reducing the yield necessary to consummate the investment; (iii) there is uncertainty regarding the value of our privately held securities that require our good faith estimate of fair value for which a change in estimate could affect our net asset value; (iv) our investments in securities of privately held companies may be illiquid which could affect our ability to realize a gain; (v) our portfolio companies could default on their loans or provide no returns on our investments which could affect our operating results; (vi) we are dependent on external financing to grow our business; (vii) our ability to retain key management personnel; (viii) an economic downturn or recession could impair our portfolio companies and therefore harm our operating results; (ix) our borrowing arrangements impose certain restrictions; (x) changes in interest rates may affect our cost of capital and net operating income; (xi) we cannot incur additional indebtedness unless we maintain an asset coverage of at least 200%, which may affect returns to our shareholders; (xii) we may fail to continue to qualify for our pass-through treatment as a regulated investment company which could have an affect on shareholder return; (xiii) our common stock price may be volatile; and (xiv) general business and economic conditions and other risk factors described in our reports filed from time to time with the Securities and Exchange Commission. We caution readers not to place undue reliance on any such forward-looking statements, which statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made.

The following analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto.

Portfolio Composition

American Capital is a publicly traded buyout and mezzanine fund that provides investment capital to middle market companies. We invest in senior and subordinated debt and equity of companies in need of capital for buyouts, growth, acquisitions and recapitalizations. Our ability to fund the entire capital structure is an advantage in completing many middle market transactions. Our wholly-owned operating subsidiary, American Capital Financial Services, Inc., or ACFS, provides financial advisory services to our portfolio companies. The total portfolio value of investments was $2,079,603, $1,911,743 and $1,248,459 at March 31, 2004, December 31, 2003 and 2002, respectively. During the three months ended March 31, 2004 and the years ended December 31, 2003, 2002, and 2001, we made investments totaling $238,600, $1,083,100, $573,500 and $389,300, including $5,600, $47,600, $20,900 and $6,500 in funds committed but undrawn under credit facilities, respectively. The weighted average effective interest rate on debt securities was 13.5%, 13.4%, 12.5% and 13.9%, at March 31, 2004, December 31, 2003, 2002, and 2001, respectively.

American Capital is an investor in and sponsor of management and employee buyouts, invests in private equity sponsored buyouts, and provides capital directly to private and small public companies. We provide senior debt, mezzanine debt and equity to fund growth, acquisitions and recapitalizations. We also provide capital directly to private and small public companies for growth, acquisitions or recapitalizations.

We seek to be a long-term partner with our portfolio companies. As a long-term partner, we will invest capital in a portfolio company subsequent to our initial investment if we believe that it can achieve appropriate returns for our investment. Add-on financings fund i) strategic acquisitions by the portfolio company of either a complete business or specific lines of a business that are related to the portfolio company’s business, ii) recapitalization at the portfolio company, iii) growth at the portfolio company such as product development or plant expansions, or iv) working capital for portfolio companies, sometimes in distressed situations, that need capital to fund operating costs, debt service, or growth in receivables or inventory.

Our investments during the three months ended March 31, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 were as follows:

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
New Portfolio Company American Capital Sponsored Buyouts	$116,700	$—	$343,800	$245,300	$106,000
New Portfolio Company Private Equity Sponsored Buyouts	100,400	132,300	468,300	197,000	56,000
New Portfolio Company Direct Investments	—	40,000	40,000	—	160,900
Add-On Financing for Acquisitions	5,900	—	42,500	80,700	28,400
Add-On Financing for Recapitalization	1,800	—	60,200	22,300	—
Add-On Financing for American Capital Sponsored Buyouts	—	—	102,800	—	—
Add-On Financing for Growth	4,600	—	—	4,100	15,200
Add-On Financing for Working Capital	9,200	5,700	25,500	24,100	22,800

Total	$238,600	$178,000	$1,083,100	$573,500	$389,300

Critical Accounting Policies

Valuation of Investments

We value our investment portfolio each quarter. Our FACT group prepares the portfolio company valuations each quarter using the most recent portfolio company financial statements and forecasts. The FACT group will consult with the respective members of our investment team who are managing the portfolio company to obtain further updates on the portfolio company performance, including information such as industry trends, new product development, and other operational issues. The valuations are reviewed by our investment committee and audit and compliance committee of our board of directors and presented to the board of directors, which reviews and approves the portfolio valuations in accordance with the following valuation policy.

Investments are carried at fair value, as determined in good faith by our board of directors. Securities that are publicly traded are valued at the closing price on the valuation date. For debt and equity securities of companies that are not publicly traded, or for which we have various degrees of trading restrictions, we prepare an analysis consisting of traditional valuation methodologies to estimate the enterprise value of the portfolio company issuing the securities. The methodologies consist of valuation estimates based on: valuations of comparable public companies, recent sales of comparable companies, discounting the forecasted cash flows of the portfolio company, the liquidation or collateral value of the portfolio company’s assets, third party valuations of the portfolio company and the value of recent investments in the equity securities of the portfolio company. We weight some or all of the above valuation methods to determine the estimated enterprise value of the company. In valuing convertible debt, equity or other securities, we value our equity investment based on our pro rata share of the residual equity value available after deducting all outstanding debt from the estimated enterprise value. We value non-convertible debt securities at cost plus amortized original issue discount, or OID, to the extent that the estimated enterprise value of the portfolio company exceeds the outstanding debt of the portfolio company. If the estimated enterprise value is less than the outstanding debt of the company, we reduce the value of our debt investment beginning with the junior most debt such that the enterprise value less the value of the outstanding debt is zero. If there is sufficient enterprise value to cover the face amount of a debt security that has been discounted due to the detachable equity warrants received with that security, that detachable equity warrant will be valued such that the sum of the discounted debt security and the detachable equity warrant equal the face value of the debt security.

Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material. Additionally, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different from the valuations currently assigned.

Interest and Dividend Income Recognition

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. OID is accreted into interest income using the effective interest method. OID initially represents the value of detachable equity warrants obtained in conjunction with the acquisition of debt securities. The portion of the loan origination fees paid that represent additional yield or discount on a loan are deferred and accreted into interest income over the life of the loan using the effective interest method. Dividend income is recognized on the ex-dividend date. We stop accruing interest or dividends on our investments when it is determined that the interest or dividend is not collectible. We assess the collectibility of the interest and dividends based on many factors including the portfolio company’s ability to service our loan based on current and projected cash flows as well as the current valuation of the enterprise. For investments with payment-in-kind (PIK) interest or dividends, we base income accruals on the valuation of the PIK notes or securities received from the borrower. If the portfolio company valuation indicates a value of the PIK notes or securities that is not sufficient to cover the contractual interest or dividend, we will not accrue interest or dividend income on the notes or securities.

A change in the portfolio company valuation assigned by us could have an effect on the amount of loans on non-accrual status. Also, a change in a portfolio company’s operating performance and cash flows can impact a portfolio company’s ability to service our debt and therefore could impact our interest recognition.

Fee Income Recognition

Fees primarily include financial advisory, transaction structuring, loan financing and prepayment fees. Financial advisory fees represent amounts received for providing advice and analysis to companies and are recognized as earned provided collection is probable. Transaction structuring and loan financing fees represent amounts received for structuring, financing, and executing transactions and are generally payable only if the transaction closes and are recognized as earned when the transaction is completed. Prepayment fees are recognized as they are received.

Stock-based compensation

In 2003, we adopted Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation” to account for stock-based compensation plans for all stock options granted in 2003 and forward as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment to FASB Statement No. 123.” In applying SFAS 123 to all stock options granted in 2003 and forward, the estimated fair value of the stock options are expensed over the vesting period of the options and are included on the accompanying Consolidated Statements of Operations as “Stock-based compensation.” In accordance with SFAS 123, we elected to continue to apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” to all stock options granted prior to January 1, 2003 and provide pro forma disclosure of our consolidated net operating income and net increase in shareholders’ equity resulting from operations calculated as if compensation costs were computed in accordance with SFAS 123.

Results of Operations

Our consolidated financial performance, as reflected in our Consolidated Statements of Operations, is composed of three primary elements. The first element is “Net operating income,” which is primarily the interest, dividends and prepayment fees earned from investing in debt and equity securities and the fees we earn from financial advisory and transaction structuring activities, less our operating expenses. The second element is “Net unrealized appreciation (depreciation) of investments,” which is the net change in the estimated fair values of our portfolio investments at the end of the period compared with their estimated fair values at the beginning of the period or their stated costs, as appropriate. The third element is “Net realized gain (loss) on investments,” which reflects the difference between the proceeds from an exit of a portfolio investment and the cost at which the investment was carried on our Consolidated Balance Sheets.

The consolidated operating results for the three months ended March 31, 2004 and 2003 and the years ended December 31, 2003, 2002, and 2001 are as follows:

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Operating income	$60,585	$43,064	$206,280	$147,022	$104,237
Operating expenses	19,036	12,301	65,577	44,473	32,612

Net operating income	41,549	30,763	140,703	102,549	71,625
Net realized gain (loss) on investments	(56,589)	3,905	22,006	(20,741)	5,369
Net unrealized appreciation (depreciation) of investments	49,643	(35,643)	(44,725)	(61,747)	(58,389)

Net increase (decrease) in shareholders’ equity resulting from operations	$34,603	$(975)	$117,984	$20,061	$18,605

First Quarter 2004 Compared to First Quarter 2003

Operating Income

Total operating income is comprised of two components: interest and dividend income and fee income. For the three months ended March 31, 2004, total operating income increased $17,521, or 41%, over the three months ended March 31, 2003. Interest and dividend income consisted of the following for the three months ended March 31, 2004 and 2003:

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Interest income on debt securities	$51,749	$36,355
Interest cost of interest rate swap agreements	(5,945)	(3,676)
Interest income on bank deposits and employee loans	165	150
Dividend income on equity securities	3,642	1,876

Total interest and dividend income	$49,611	$34,705

Interest income on debt securities increased by $15,394, or 42%, to $51,749 for 2004 from $36,355 for 2003, primarily due to an increase in our debt investments, which was partially offset by a decline in the daily weighted average interest rate on our debt investments, excluding the impact of interest rate swaps. Our daily weighted average debt investments at cost, excluding discounts, increased from $1,101,800 in 2003 to $1,641,200 in 2004 resulting from new loan originations net of loan repayments during the last twelve months ended March 31, 2004. The daily weighted average interest rate on debt investments decreased to 12.6% in 2004 from 13.2% in 2003 due partially to a decrease in the weighted average monthly prime lending rate from 4.25% in 2003 to 4.00% in 2004 and a decrease in the average monthly LIBOR rate from 1.33% in 2003 to 1.10% in 2004. The non-accruing loans decreased from $91,927 in 2003 to $66,578 in 2004.

To match the interest rate basis of our assets and liabilities and to fulfill our obligations under the terms of our revolving debt funding facilities and asset securitizations, we enter into interest rate swap agreements to hedge securitized debt investments in which we either pay a floating rate based on the prime rate and receive a floating rate based on LIBOR, or pay a fixed rate and receive a floating rate based on LIBOR. Use of the interest rate swaps enables us to manage the impact of changing interest rates on spreads between the yield on our investments and the cost of our borrowings. As a result, both interest income and interest expense are affected by changes in LIBOR. See “Quantitative and Qualitative Disclosure About Market Risk” for a discussion of our use of interest rate swaps to mitigate the impact of interest rate changes on net operating income. The interest cost of the interest rate swap agreements increased by $2,269, from $3,676 for 2003 to $5,945 for 2004. The daily weighted average interest rate on debt investments at cost, including the impact of interest rate swaps, decreased to 11.2% in 2004 from 11.9% in 2003, due to the reasons noted above and the negative impact of our interest rate swaps. The quarterly average notional amount of interest rate swaps as a percentage of the daily weighted average debt investments increased from 58% in 2003 to 61% in 2004.

Dividend income on equity securities increased by $1,766 to $3,642 for 2004 from $1,876 for 2003 due primarily to an increase in preferred stock investments. Our daily weighted average total debt and equity investments at cost increased from $1,295,500 in 2003 to $2,055,800 in 2004. The daily weighted average yield on total debt and equity investments, including the impact of interest rate swaps, decreased to 9.6% in 2004 from 10.7% in 2003 primarily due to the reasons noted above.

Fee income consisted of the following for the three months ended March 31, 2004 and 2003:

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Transaction structuring fees	$3,197	$1,575
Loan financing fees	2,138	3,392
Equity financing fees	2,167	—
Financial advisory fees	1,643	902
Prepayment fees	547	1,560
Other structuring fees	—	500
Other fees	1,282	430

Total fee income	$10,974	$8,359

Fee income increased by $2,615, or 31%, to $10,974 in 2004 from $8,359 in 2003. In 2004, we recorded $3,197 in transaction structuring fees for two buyouts totaling $116,700 of American Capital financing. In 2003, we recorded $1,575 in transaction structuring fees for one direct investment totaling $40,000 of American Capital financing. The transaction structuring fees were 2.7% and 3.9% of buyout and direct investments in 2004 and 2003, respectively. The decrease in loan financing fees was attributable to a decrease in new debt investments from $177,048 in 2003 to $168,400 in 2004 and an increase in fees representative of additional yield deferred as a discount in 2004. The loan financing fees were 1.3% and 1.9% of loan originations in 2004 and 2003, respectively. Equity financing fees increased primarily to due to an increase in equity investments during the first quarter of 2004 as compared to the first quarter of 2003. The prepayment fees of $547 in 2004 are the result of the prepayment by three portfolio companies of loans totaling $28,800 compared to prepayment fees of $1,560 in 2003 as the result of the prepayment by three portfolio companies of loans totaling $47,500.

Operating Expenses

Operating expenses for 2004 increased $6,735, or 55%, over 2003. Interest expense increased from $4,011 in 2003 to $6,045 in 2004 due to an increase in our weighted average borrowings from $507,029 in 2003 to $817,700 in 2004, net of a decrease in the weighted average interest rate on outstanding borrowings, including amortization of deferred finance costs, from 3.16% in 2003 to 2.96% in 2004. As discussed above, the decrease in the weighted average interest rate is due to a decrease in the average monthly LIBOR rate from 1.33% in 2003 to 1.10% in 2004.

Salaries and benefits expense increased 23% from $4,674 in 2003 to $5,743 in 2004 due primarily to an increase in employees from 113 at March 31, 2003 to 137 at March 31, 2004 and annual salary rate increases, partially offset by a decrease in incentive compensation as a result of us not meeting certain performance criteria.

General and administrative expenses increased from $3,616 in 2003 to $5,880 in 2004 primarily due to higher audit and accounting fees, legal fees, valuation service fees as well as additional overhead attributable to the increase in the number of employees.

Stock-based compensation was $1,368 for 2004. In the second quarter of 2003, we adopted SFAS 123 to account for stock-based compensation plans for all stock options granted in 2003 and forward as permitted under SFAS 148.

Net Realized (Losses) Gains

Our net realized (losses) gains for the three months ended March 31, 2004 and 2003 consisted of the following:

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
TransCore Holdings, Inc.	$1,668	$—
Plastech Engineered Products, Inc.	745	1,641
MATCOM International Corp.	570	—
Weston ACAS Holdings, Inc.	24	1,395
Lubricating Specialties Co.	—	782
Other, net	8	868

Total gross realized gains	3,015	4,686

Chromas Technologies Corp.	(31,992)	—
Academy Events Services, LLC	(14,167)	—
Sunvest Industries, Inc.	(13,442)	—
Other, net	(3)	(781)

Total gross realized losses	(59,604)	(781)

Total net realized (losses) gains	$(56,589)	$3,905

In the first quarter of 2004, we realized gains of $1,668 and $745, respectively from the realization of unamortized OID from the prepayment of debt by Transcore Holdings, Inc. and Plastech Engineered Products, Inc.

In the first quarter of 2004, we exited our investment in MATCOM International Corp. through the sale of our common stock warrants and the prepayment of our subordinated debt. We recognized a net realized gain of $570 comprised of a gain of $686 of unamortized OID net of a loss on the sale of the warrants of $116.

In the first quarter of 2004, Chromas Technologies Corp. entered into an asset purchase agreement whereby substantially all of the assets were sold to and certain of the liabilities were assumed by a purchaser. The net sale cash proceeds were used to repay a portion of our outstanding loans. As part of the asset purchase agreement, Chromas will receive an additional deferred payment one year from the closing date. All of Chromas’ remaining assets including its right to receive the deferred payment were conveyed to us. Our remaining subordinated debt and equity investments in Chromas were deemed worthless and we recognized a realized loss of $31,992 offset by the reversal of unrealized depreciation of $29,767.

In the first quarter of 2004, Academy Event Services, LLC filed for Chapter 11 bankruptcy and the court conducted an auction for the sale of all of its assets during the quarter. We did not receive any proceeds from the auction sale held through the bankruptcy proceedings. Our subordinated debt and equity investments were deemed worthless and we recognized a realized loss of $14,167 offset by the reversal of unrealized depreciation of $7,813.

Sunvest Industries, Inc. was a holding company with two wholly-owned operating subsidiaries—Dyna-Fab LLC and Advanced Fabrication Technology LLC (AFT). In the fourth quarter of 2003, Dyna-Fab entered into an asset purchase agreement whereby substantially all of the assets of Dyna-Fab were sold. In the first quarter of 2004, AFT entered into an asset purchase agreement whereby substantially all of the assets of AFT were sold. In the first quarter of 2004, we foreclosed on Sunvest’s and its subsidiaries’ remaining assets including any rights to future payments under the asset purchase agreements. Our remaining senior and subordinated debt and equity investments in Sunvest were deemed worthless and we recognized a realized loss of $13,442 offset by the reversal of unrealized depreciation of $14,052.

In the first quarter of 2003, we realized gains of $1,641, $1,395 and $782, respectively, from the realization of unamortized OID from the prepayment of debt by Plastech Engineered Products, Inc., Weston ACAS Holdings, Inc. and Lubricating Specialties Co.

Unrealized Appreciation and Depreciation of Investments

The net unrealized depreciation and appreciation of investments is based on portfolio asset valuations determined by our board of directors. The following table itemizes the change in net unrealized appreciation (depreciation) of investments for the three months ended March 31, 2004 and 2003:

	Number of Companies	Three Months Ended March 31, 2004	Number of Companies	Three Months Ended March 31, 2003
Gross unrealized appreciation of investments	18	$48,854	9	$12,901
Gross unrealized depreciation of investments	13	(38,606)	16	(47,768)
Unrealized depreciation of interest hedging agreements	—	(12,237)	—	(474)
Reversal of prior year unrealized depreciation/(appreciation) upon a realization	3	51,632	1	(302)

Net appreciation (depreciation) of investments	34	$49,643	26	$(35,643)

The gross unrealized depreciation of investments above includes $381 and $296 for 2004 and 2003, respectively, resulting from our change in accounting principle adopted during 2001 related to debt discounts attributable to loan originations through December 31, 2000.

The fair value of the interest rate hedging agreements represents the estimated net present value of the future cash flows using a forward interest rate yield curve in effect at the end of the period. A negative fair value would represent an amount we would have to pay the other party and a positive fair value would represent an amount we would receive from the other party to terminate the agreement. They appreciate or depreciate based on relative market interest rates and their remaining term to maturity.

As part of our quarterly process of valuing our investment portfolio, we engaged Houlihan Lokey Howard & Zukin Financial Advisors, Inc. beginning in the third quarter of 2003 to independently review, on a quarterly basis, the determination of fair value of a portion of American Capital’s portfolio company investments. Houlihan Lokey is the premier valuation firm in the U.S., engaged in approximately 800 valuation assignments per year for clients worldwide.

As part of its engagement, Houlihan Lokey reviews quarterly a random selection of approximately 25% of our portfolio companies, with the intention of reviewing all portfolio company investments over the course of a year. Houlihan Lokey attends American Capital’s quarterly valuation meetings and provides periodic reports and recommendations to our audit and compliance committee with respect to our valuation models, policies and procedures.

For the first quarter of 2004, Houlihan Lokey reviewed our valuations of approximately 25% of American Capital’s portfolio company investments, representing 25 companies, having $636,000 in aggregate fair value as reflected in our financial statements as of March 31, 2004. Using methods and techniques that are customary for the industry and that Houlihan Lokey considers appropriate under the circumstances, Houlihan Lokey determined that the aggregate fair value assigned to the portfolio company investments by American Capital was within their reasonable range of aggregate value for such companies. Houlihan Lokey came to the same determination on different sets of 42 portfolio companies during the third and fourth quarters of 2003, totaling $891,000 in fair value as of the respective quarter ends. As of March 31, 2004, Houlihan Lokey has now reviewed approximately 75% of the portfolio.

Fiscal Year 2003 Compared to Fiscal Year 2002

Operating Income

Total operating income is comprised of two components: interest and dividend income and fee income. For the year ended December 31, 2003, total operating income increased $59,258, or 40%, over the year ended December 31, 2002. Interest and dividend income consisted of the following for the years ended December 31, 2003 and December 31, 2002:

	Year Ended December 31, 2003	Year Ended December 31, 2002
Interest income on debt securities	$167,480	$129,180
Interest cost of interest rate swap agreements	(17,214)	(11,153)
Interest income on bank deposits and employee loans	601	1,315
Dividend income on equity securities	8,191	2,726

Total interest and dividend income	$159,058	$122,068

Interest income on debt securities increased by $38,300, or 30%, to $167,480 for 2003 from $129,180 for 2002, primarily due to an increase in our debt investments, which was partially offset by a decline in the daily weighted average interest rate on our debt investments, excluding the impact of interest rate swaps. Our daily weighted average debt investments at cost, excluding discounts, increased from $950,500 in 2002 to $1,316,500 in 2003 resulting from new loan originations net of loan repayments during the last twelve months ended December 31, 2003. The daily weighted average interest rate on debt investments decreased to 12.7% in 2003 from 13.6% in 2002 due partially to a decrease in the weighted average monthly prime lending rate from 4.68% in 2002 to 4.10% in 2003 and a decrease in the average monthly LIBOR rate from 1.76% in 2002 to 1.21% in 2003. The decrease in the weighted average interest rate on debt securities is also partially due to an increase in the average non-accruing loans from $66,956 in 2002 to $103,998 in 2003.

To match the interest rate basis of our assets and liabilities and to fulfill our obligations under the terms of our revolving debt funding facility and asset securitizations, we enter into interest rate swap agreements to hedge securitized debt investments in which we either pay a floating rate based on the prime rate and receive a floating rate based on LIBOR, or pay a fixed rate and receive a floating rate based on LIBOR. Use of the interest rate swaps enables us to manage the impact of changing interest rates on spreads between the yield on our investments and the cost of our borrowings. As a result, both interest income and interest expense are affected by changes in LIBOR. See “Quantitative and Qualitative Disclosure About Market Risk” for a discussion of our use of interest rate swaps to mitigate the impact of interest rate changes on net operating income. The cost of the interest rate swap agreements increased by $6,061, from $11,153 for 2002 to $17,214 for 2003. The daily weighted average interest rate on debt investments at cost, including the impact of interest rate swaps, decreased to 11.4% in 2003 from 12.4% in 2002, due to the reasons noted above and the negative impact of our interest rate swaps. The quarterly average notional amount of interest rate swaps as a percentage of the daily weighted average debt investments increased from 52.3% in 2002 to 59.2% in 2003.

Dividend income on equity securities increased by $5,465 to $8,191 for 2003 from $2,726 for 2002 due primarily to cash dividends of $4,925 received from one portfolio company. Our daily weighted average total debt and equity investments at cost increased from $1,078,300 in 2002 to $1,547,800 in 2003. The daily weighted average yield on total debt and equity investments, including the impact of interest rate swaps, decreased to 10.2% in 2003 from 11.2% in 2002 primarily due to the reasons noted above.

Fee income consisted of the following for the years ended December 31, 2003 and December 31, 2002:

	Year Ended December 31, 2003	Year Ended December 31, 2002
Transaction structuring fees	$14,176	$4,904
Financing fees	19,294	10,086
Financial advisory fees	4,737	3,781
Prepayment fees	3,836	1,478
Other structuring fees	1,800	1,820
Other fees	3,379	2,885

Total fee income	$47,222	$24,954

Fee income increased by $22,268, or 89%, to $47,222 in 2003 from $24,954 in 2002. In 2003, we recorded $14,176 in transaction structuring fees for ten buyouts and direct investment totaling $486,600 of American Capital financing. In 2002, we recorded $4,904 for ten buyouts and direct investments totaling $245,300 of American Capital financing. The transaction structuring fees were 2.9% and 2.0% of buyout and direct investments in 2003 and 2002, respectively. The increase in financing fees was attributable to an increase in new debt investments from $480,226 in 2002 to $902,631 in 2003. The financing fees were 2.1% of loan originations in 2003 and 2002. The prepayment fees of $3,836 in 2003 are the result of the prepayment by ten portfolio companies of loans totaling $136,800 compared to prepayment fees of $1,478 in 2002 as the result of the prepayment by three portfolio companies of loans totaling $42,900.

Operating Expenses

Operating expenses for 2003 increased $21,104, or 47%, over 2002. Interest expense increased from $14,321 for 2002 to $18,514 for 2003 due to an increase in our weighted average borrowings from $416,800 for 2002 to $582,200 for 2003, net of a decrease in the weighted average interest rate on outstanding borrowings, including amortization of deferred finance costs, from 3.43% for 2002 to 3.18% for 2003. As discussed above, the decrease in the weighted average interest rate is due to a decrease in the average monthly LIBOR rate from 1.76% in 2002 to 1.21% in 2003. Salaries and benefits expense increased from $18,621 for 2002 to $27,950 for 2003 due primarily to an increase in employees from 108 at December 31, 2002 to 132 at December 31, 2003 and annual salary rate increases. General and administrative expenses increased from $11,531 for 2002 to

$16,529 for 2003 primarily due to higher facilities expenses resulting from an increase in the number of employees and additional corporate office space, accounting fees, legal fees, financial reporting expenses, reserves for uncollectible amounts, and insurance expense. Stock-based compensation was $2,584 for the year ended December 31, 2003. In 2003, we adopted SFAS 123 to account for stock-based compensation plans for all stock options granted in 2003 and forward as permitted under SFAS 148.

Net Realized Gains (Losses)

Our net realized gains (losses) for 2003 and 2002 consisted of the following:

	Year Ended December 31, 2003	Year Ended December 31, 2002
Weston ACAS Holdings, Inc.	$24,930	$2,425
CPM Acquisition Corp.	6,099	—
A&M Cleaning Products, Inc.	5,181	—
CST Industries, Inc.	4,964	—
Tube City, Inc.	3,729	—
Plastech Engineered Products, Inc.	1,641	—
Lubricating Specialties Co.	782	—
MBT International, Inc.	632	—
DigitalNet, Inc.	629	—
3SI Security Systems, Inc.	564	—
Middleby Corporation	—	2,444
IGI, Inc.	—	1,300
Omnova Solutions, Inc.	—	673
Other, net	1,221	525

Total gross realized gains	50,372	7,367

Fulton Bellows & Components, Inc.	(10,911)	—
Parts Plus Group, Inc.	(5,384)	—
Starcom Holdings, Inc.	(4,533)	—
Westwind Group Holdings, Inc.	(3,598)	—
New Piper Aircraft, Inc.	(2,231)	—
Goldman Industrial Group	—	(25,578)
Decorative Surfaces International, Inc.	—	(1,353)
Biddeford Textile Corp.	—	(1,100)
Other, net	(1,709)	(77)

Total gross realized losses	(28,366)	(28,108)

Total net realized gains (losses)	$22,006	$(20,741)

During 2003, we sold all of our equity interest in Weston ACAS Holdings, Inc. consisting of common stock, common stock warrants and preferred stock for $30,950 in cash proceeds and Weston also prepaid its remaining subordinated debt of $6,500, all as part of a recapitalization of Weston that resulted in Weston employees gaining 100% ownership of the company. We recognized a realized gain of $24,930 consisting of a $22,701 gain on the sale of our equity interest and $2,229 on the realization of the unamortized OID offset by the reversal of the unrealized appreciation of $20,822. As part of the recapitalization, we provided $12,750 of new subordinated debt financing to Weston as part of a $25,000 mezzanine debt financing provided by us and another mezzanine investor. In addition, we received a prepayment fee of $615.

During 2003, we exited our investment in CPM Acquisition Corp. through a sale of our common stock warrants and the prepayment of the senior and subordinated debt. We received $30,428 in total proceeds from the sale and recognized a net realized gain of $6,099 offset by the reversal of unrealized appreciation of $3,462. The realized gain was comprised of $2,162 of unamortized OID on the senior and subordinated debt and $3,937 on the common stock warrants. The sale proceeds we recognized included proceeds held in escrow of $458, and we could receive up to an additional $342 in sale proceeds to be held in escrow over the next three years. In addition, we received a prepayment fee of $729.

During 2003, we exited our investment in A&M Cleaning Products, Inc. through a sale of our common stock warrants and redeemable preferred stock and the prepayment of the subordinated debt. We received $14,942 in total proceeds from the sale and recognized a net realized gain of $5,181 offset by the reversal of unrealized appreciation of $4,916. The realized gain was comprised of $653 of unamortized OID on the subordinated debt and $4,528 on the common stock warrants and redeemable preferred stock. The sale proceeds we recognized included proceeds held in escrow of $755, and we could receive up to an additional $293 in sale proceeds held in escrow over the next three years. In addition, we received a prepayment fee of $120.

During 2003, we exited our investment in CST Industries, Inc. through a sale of our common stock and the prepayment of the subordinated debt. We received $14,250 in total proceeds from the sale and recognized a net realized gain of $4,964 offset by the reversal of unrealized appreciation of $3,546. The realized gain was comprised of $804 of unamortized OID on the subordinated debt and $4,160 on the common stock. In addition, we received a prepayment fee of $270.

During 2003, we exited our investment in Tube City, Inc. through a sale of our common stock warrants and the prepayment of the subordinated debt. We received $19,328 in total proceeds from the sale and recognized a net realized gain of $3,729 offset by the reversal of unrealized appreciation of $2,525. The realized gain was comprised of $1,927 of unamortized OID on the subordinated debt and $1,802 on the common stock warrants. In addition, we received a prepayment fee of $234.

During 2003, we sold investments in three portfolio companies for a nominal sales price as part of one sale transaction. We sold our investment in the redeemable and convertible preferred stock of Fulton Bellows & Components, Inc. and recognized a realized loss of $10,911 offset by the reversal of unrealized depreciation of $10,911. We retained our common stock warrant and debt investments in Fulton Bellows. We also sold all of our investments in Parts Plus Group Inc., consisting of senior subordinated debt, redeemable preferred stock and common stock warrants, and recognized a realized loss of $5,384 offset by the reversal of unrealized depreciation of $5,380. We sold all of our investments in Westwind Group Holding, Inc., consisting of redeemable preferred stock and common stock, and recognized a realized a loss $3,598 offset by the reversal of unrealized depreciation of $3,598.

During 2003, we completed a recapitalization of Starcom Holdings, Inc. through a newly created company, NewStarcom Holdings, Inc. Under the terms of the recapitalization, we exchanged the existing senior debt of Starcom we purchased on June 30, 2003 for preferred equity in NewStarcom. In addition, American Capital’s existing subordinated notes issued by Starcom and its subsidiaries were refinanced with the proceeds of new subordinated notes issued by NewStarcom. Another existing investor in Starcom also exchanged its subordinated notes for preferred equity of NewStarcom and also provided $2,000 of new subordinated debt financing to NewStarcom. We realized a loss of $4,533 to write off our original common equity investment in Starcom as a result of the recapitalization offset by the reversal of unrealized depreciation of $4,530.

In May 1998, we made an investment of $20,000 in the New Piper Aircraft, Inc. consisting of subordinated debt and common stock warrants. On June 30, 2003, we purchased the $56,000 existing senior debt of Piper Aircraft for $33,500 and assumed an undrawn $11,500 revolving credit facility. On June 30, 2003, we entered into a binding Exchange of Indebtedness Agreement, the exchange agreement, to exchange up to $22,500 of the purchased senior debt into warrants to purchase shares of Piper Aircraft common stock as part of a recapitalization of Piper Aircraft. The recapitalization contemplated by the exchange agreement required the consent of the existing Piper Aircraft stockholders. On July 17, 2003, a recapitalization transaction was consummated on terms economically similar to but structurally different from that contemplated by the exchange agreement. Under the final recapitalization, all of the existing Piper Aircraft equity, including our existing common stock warrants, was converted into cash. The purchased senior debt discount was converted into $481 of subordinated debt, with the remaining $22,019 converted into 94.0% of the common equity of Piper Aircraft. As part of the recapitalization, an existing Piper Aircraft stockholder purchased the remaining 6.0% of common equity for $851. As a result of the final recapitalization consummated in the third quarter of 2003, we recorded a realized loss of $2,231 to write off our investment in the existing equity of Piper Aircraft offset by unrealized appreciation of $2,231 for the reversal of prior period depreciation.

During 2003, we realized gains of $1,641, $782, $632, $629 and $564, respectively, from the realization of unamortized OID from the prepayment of debt by Plastech Engineered Products, Inc., Lubricating Specialties Co., MBT International, Inc., DigitalNet, Inc. and 3SI Security Systems, Inc. In addition, we received prepayment fees of $800 and $543 from Plastech and 3SI, respectively.

During 2002, we exited our investment in Middleby Corporation through a sale of our common stock warrants and the prepayment of subordinated debt. We received $28,216 in total proceeds from the sale and recognized a net realized gain of $2,444. The realized gain was comprised of $2,278 of unamortized OID on the subordinated debt and $166 of gain on the common stock warrants. In addition, we received a prepayment fee of $1,020.

During 2002, we exited our investment in IGI, Inc. through a sale of our common stock warrants and the prepayment of subordinated debt. We received $8,323 in total proceeds from the sale and recognized a net realized gain of $1,300. The realized gain was comprised of $1,705 of unamortized OID on the subordinated debt, net of a $405 loss on the common stock warrants. In addition, we received a prepayment fee of $223.

During 2002, we also recognized realized gains of $2,425 and $673, respectively, from the realization of unamortized OID on the prepayment of debt by Weston and Omnova Solutions, Inc., respectively. In addition, we received a prepayment fee of $235 related to the prepayment by Weston.

In September 2002, we exited our investment in Goldman Industrial Group as a result of the sale of certain of Goldman’s assets under Section 363 of the Bankruptcy Code. Those assets were related to the sale of Bridgeport Machines, Ltd, or BML, and the intellectual property, brand name, and other intangible assets of Bridgeport Machines, Inc. In 2000, we made a $30,000 investment consisting of subordinated debt with common stock warrants in Goldman. We had recorded an unrealized loss of $3,937 in 2001 and an unrealized loss of $21,246 in 2002 for a cumulative unrealized loss of $25,183 through the second quarter of 2002 to adjust our carrying value to fair value. We recognized a net realized loss of $25,578 in 2002 on our investments in $25,000 of the subordinated debt and common stock warrants and recorded an unrealized gain of $25,183 to reverse the previously recorded unrealized loss. The Bridgeport assets were purchased by BPT Holdings, Inc., which was capitalized with $18,000 from us in the form of senior debt, preferred stock and common stock and the assumption of the $30,000 subordinated debt from Goldman. Of our $30,000 investment in Goldman, $5,000 was directly in BML, which was not a party to the Goldman bankruptcy. This investment continues to be recorded at a value of $5,000. The $25,000 balance of the Goldman investment was exchanged for securities in BPT, which were deemed not to have any value and were therefore treated as a realized loss.

In May 2002, we exited our investment in Decorative Surfaces International, Inc., or DSI, through a sale of DSI’s assets under Section 363 of the Bankruptcy Code. We recognized a net realized loss of $1,353 on our investments in the subordinated debt, preferred stock, and common stock of DSI, which had a cumulative cost basis of $23,466 at March 31, 2002. The DSI assets were purchased by American Decorative Surfaces, Inc., or ADSI, which was capitalized by us through ADSI’s assumption of $24,502 of our subordinated debt investment in DSI at par and by our $13,675 cash investment in the preferred stock of ADSI.

In May 2002, we also exited our senior debt and common stock warrant investments in Biddeford Textile Corp. in connection with a sale of Biddeford Textile’s assets under a plan of reorganization under Chapter 11 of the Bankruptcy Code. We recognized a net realized loss of $1,100 on our senior debt and common stock warrants investment, which had a cost basis of $3,632. The assets securing the Biddeford Textile’s debt were purchased by Biddeford Real Estate Holdings, Inc., which was capitalized by us with senior debt and equity investments.

Unrealized Appreciation and Depreciation of Investments

The net unrealized depreciation and appreciation of investments is based on portfolio asset valuations determined by our board of directors. The following table itemizes the change in net unrealized (depreciation) appreciation of investments for 2003 and 2002:

	Number of Companies	Year Ended December 31, 2003	Number of Companies	Year Ended December 31, 2002
Gross unrealized appreciation of investments	29	$86,565	20	$80,853
Gross unrealized depreciation of investments	31	(132,205)	30	(147,130)
Unrealized appreciation (depreciation) of interest rate hedging agreements	—	8,779	—	(26,722)
Reversal of prior year unrealized (appreciation) depreciation upon a realization	13	(7,864)	8	31,252

Net depreciation of investments	73	$(44,725)	58	$(61,747)

The gross unrealized depreciation of investments above includes $1,110 and $1,128 for 2003 and 2002, respectively, resulting from our change in accounting principle adopted during 2001 related to debt discounts attributable to loan originations through December 31, 2000.

The fair value of the interest rate hedging agreements represents the estimated net present value of the future cash flows using a forward interest rate yield curve in effect at the end of the period. A negative fair value would represent an amount we would have to pay the other party and a positive fair value would represent an amount we would receive from the other party to terminate the agreement. They appreciate or depreciate based on relative market interest rates and their remaining term to maturity.

As part of our quarterly process of valuing our investment portfolio, we engaged Houlihan Lokey Howard & Zukin Financial Advisors, Inc. in the third quarter of 2003 to independently review, on a quarterly basis, the determination of fair value of a portion of American Capital’s portfolio company investments. Houlihan Lokey is the premier valuation firm in the U.S., engaged in approximately 800 valuation assignments per year for clients worldwide.

As part of its engagement, Houlihan Lokey reviews quarterly a random selection of approximately 25% of our portfolio companies, with the intention of reviewing all portfolio company investments over the course of a year. Houlihan Lokey attends American Capital’s quarterly valuation meetings and provides periodic reports and recommendations to our audit and compliance committee with respect to our valuation models, policies and procedures.

For the fourth quarter of 2003, Houlihan Lokey reviewed our valuations of approximately 25% of American Capital’s portfolio company investments, representing 22 companies, having $490 million in aggregate fair value as reflected in our financial statements as of December 31, 2003. Using methods and techniques that are customary for the industry and that Houlihan Lokey considers appropriate under the circumstances, Houlihan Lokey determined that the aggregate fair value assigned to the portfolio company investments by American Capital was within their reasonable range of aggregate value for such companies. Houlihan Lokey came to the same determination on a different set of 20 portfolio companies, totaling $401 million in aggregate fair value as of September 30, 2003. As of December 31, 2003, Houlihan Lokey has now reviewed approximately 50% of the portfolio.

Fiscal Year 2002 Compared to Fiscal Year 2001

Operating Income

Total operating income is comprised of two components: interest and dividend income and fee income. For the year ended December 31, 2002, total operating income increased $42,785, or 41%, over the year ended December 31, 2001. Interest and dividend income consisted of the following for 2002 and 2001:

	Year Ended December 31, 2002	Year Ended December 31, 2001
Interest income on debt securities	$129,180	$86,713
Interest cost of interest rate swap agreements	(11,153)	(1,848)
Interest income on bank deposits and employee loans	1,315	1,599
Dividend income on equity securities	2,726	1,822

Total interest and dividend income	$122,068	$88,286

Interest income on debt securities increased by $42,467, or 49%, to $129,180 for 2002 from $86,713 for 2001. Our daily weighted average debt investments at cost, excluding discounts, increased from $614,800 in 2001 to $950,500 in 2002 resulting from new loan originations net of loan repayments during the last twelve months ended December 31, 2002. The daily weighted average interest rate on debt investments decreased to 13.6% in 2002 from 14.1% in 2001 due partially to a decrease in the weighted average monthly prime lending rate from 6.33% in 2001 to 4.68% in 2002 and a decrease in the average monthly LIBOR rate from 3.70% 2001 to 1.76% in 2002. The decrease in the weighted average interest rate on debt securities is also partially due to an increase in the average non-accruing loans from $25,000 in 2001 to $66,956 in 2002.

To match the interest rate basis of our assets and liabilities and to fulfill our obligations under the terms of our revolving debt funding facility and asset securitizations, we enter into interest rate swap agreements to hedge securitized debt investments in which we either pay a floating rate based on the prime rate and receive a floating rate based on LIBOR or pay a fixed rate and receive a floating rate based on LIBOR. Use of the interest rate swaps enables us to manage the impact of changing interest rates on spreads between the yield on our investments and the cost of our borrowings. As a result, both interest income and interest expense are affected by changes in LIBOR. See “Quantitative and Qualitative Disclosure About Market Risk” for a discussion of our use of interest rate swaps to mitigate the impact of interest rate changes on net operating income. The cost of the interest rate hedging agreements increased by $9,305, from $1,848 for 2001 to $11,153 for 2002. The daily weighted average interest rate on debt investments, including the impact of interest rate swaps, decreased to 12.4% in 2002 from 13.8% in 2001, due to the reasons noted above. The quarterly average notional amount of interest rate swaps as a percentage of the daily weighted average debt investments increased from 43.4% in 2001 to 52.3% in 2002.

Dividend income on equity securities increased by $904, or 50%, to $2,726 due primarily to an increase in the overall investments in preferred stock in 2002 as compared to 2001. Our daily weighted average total debt and equity investments at cost increased from $659,700 in 2001 to $1,078,300 in 2002. The daily weighted average yield on total debt and equity investments, including the impact of interest rate swaps, decreased to 11.2% in 2002 from 13.1% in 2001 primarily due to the reasons noted above.

Fee income consisted of the following for 2002 and 2001:

	Year Ended December 31, 2002	Year Ended December 31, 2001
Transaction structuring fees	$4,904	$3,207
Financing fees	10,086	7,946
Financial advisory fees	3,781	1,950
Prepayment fees	1,478	1,205
Other structuring fees	1,820	252
Other fees	2,885	1,391

Total fee income	$24,954	$15,951

Fee income increased by $9,003, or 56%, to $24,954 in 2002 from $15,951 in 2001. We recorded $4,904 in transaction structuring fees for ten buyout totaling $245,300 of American Capital financing in 2002 compared to $3,207 for four buyout investments totaling $106,000 of American Capital financing in 2001. The transaction structuring fees were 2.0% and 3.0% of buyout investments in 2002 and 2001, respectively. The increase in financing fees was attributable to an increase in new debt investments from $331,300 in 2001 to $480,226 in 2002. The financing fees were 2.1% and 2.4% of loan originations in 2002 and 2001, respectively. The increase in financial advisory and other fees is due to the total dollar volume of new investments in 2002 as compared to 2001 as well as the number of portfolio companies under management in 2002.

Operating Expenses

Operating expenses for 2002 increased $11,861, or 36%, over 2001. Interest expense increased from $10,343 for 2001 to $14,321 for 2003 due to an increase in our weighted average borrowings from $175,600 for 2001 to $416,800 for 2002, net of a decrease in the weighted average interest rate on outstanding borrowings, including amortization of deferred finance costs, from 5.88% for 2001 to 3.43% for 2002. As discussed above, the decrease in the weighted average interest rate is due to a decrease in the average monthly LIBOR rate from 3.70% in 2001 to 1.76% in 2002. Salaries and benefits expense increased from $14,571 for 2001 to $18,621 for 2002 due to an increase in employees from 68 at December 31, 2001 to 108 at December 31, 2002 and annual salary rate increases, partially offset by a decrease in our incentive compensation as a percentage of our total salary expense. General and administrative expenses increased from $7,698 for 2001 to $11,531 for 2002 primarily due to higher facilities expenses, insurance expense, reserves for uncollectible amounts, board of directors’ fees, and financial reporting expenses.

Net Realized Gains (Losses)

	Year Ended December 31, 2002	Year Ended December 31, 2001
Weston ACAS Holdings, Inc.	$2,425	$—
Middleby Corporation	2,444	—
IGI, Inc.	1,300	—
Omnova Solutions, Inc.	673	—
Cornell Companies, Inc.	—	2,140
BIW Connector Systems, LLC	—	1,823
Mobile Tool, Inc.	—	2,452
Other, net	525	46

Total gross realized gains	7,367	6,461

Goldman Industrial Group	(25,578)	—
Decorative Surfaces International, Inc.	(1,353)	—
Biddeford Textile Corp.	(1,100)	(592)
Erie Forge.	—	(500)
Other, net	(77)	—

Total gross realized losses	(28,108)	(1,092)

Total net realized gains (losses)	$(20,741)	$5,369

See “Fiscal Year 2003 Compared to Fiscal Year 2002” for discussion on the net realized gains (losses) for the year ended December 31, 2002.

During 2001, we exited our investment in Cornell Companies, Inc. through a sale of our common stock warrants and the prepayment of our subordinated debt. We recognized a net realized gain of $2,140. The realized gain was comprised of a $1,257 realization of unamortized OID on the subordinated debt and $883 of gain on the common stock warrants. In addition, we received a prepayment fee of $588.

During 2001, we sold our investment in BIW Connector Systems, LLC. Our investment in BIW included senior debt and senior subordinated debt with common stock warrants. We recognized a net realized gain of $1,823 which was comprised of a $418 realization of OID on the subordinated debt and $1,405 of gain on the common stock warrants.

During 2001, we converted our common stock investment in Mobile Tool, Inc. to subordinated debt by exercising our put rights and recognized a realized gain of $2,452 on this conversion. Also during 2001, we realized losses on the write-off of our common stock investments of $500 on the sale of Erie Forge & Steel, Inc. and $592 on Biddeford Textile, which filed for bankruptcy protection under Chapter 11.

Unrealized Appreciation and Depreciation of Investments

The net unrealized depreciation and appreciation of investments is based on portfolio asset valuations determined by our board of directors. The following table itemizes the change in net unrealized (depreciation) appreciation of investments for 2002 and 2001:

	Number of Companies	Year Ended December 31, 2002	Number of Companies	Year Ended December 31, 2001
Gross unrealized appreciation of investments	20	$80,853	8	$9,294
Gross unrealized depreciation of investments	30	(147,130)	26	(60,582)
Unrealized depreciation of interest rate hedging agreements	—	(26,722)	—	(4,265)
Reversal of prior year unrealized depreciation/(appreciation) upon a realization	8	31,252	6	(2,836)

Net depreciation of investments	58	$(61,747)	40	$(58,389)

The gross unrealized depreciation of investments above includes $1,128 and $1,335 for 2002 and 2001, respectively, resulting from our change in accounting principle adopted during 2001 related to debt discounts attributable to loan originations through December 31, 2000.

The fair value of the interest rate hedging agreements represents the estimated net present value of the future cash flows using a forward interest rate yield curve in effect at the end of the period. A negative fair value would represent an amount we would have to pay the other party and a positive fair value would represent an amount we would receive from the other party to terminate the agreement. They appreciate or depreciate based on relative market interest rates and their remaining term to maturity.

Financial Condition, Liquidity, and Capital Resources

At March 31, 2004, we had $8,677 in cash and cash equivalents and $35,351 of restricted cash. Our restricted cash consists primarily of escrows of interest and principal payments collected on assets that are securitized. In accordance with the terms of the related securitized debt agreements, those funds are distributed each month to pay interest and principal on the securitized debt. We had outstanding debt secured by our assets of $243,349 under two revolving debt funding facilities, $42,495 under repurchase agreements and $612,813 under five asset securitizations. As of March 31, 2004, we had availability under our revolving debt funding facilities of $52,651. During the three months ended March 31, 2004 and fiscal year ended December 31, 2003, we principally funded investments using draws on the revolving debt funding facilities, proceeds from asset securitizations and equity offerings.

As a regulated investment company, we are required to distribute annually 90% or more of our investment company taxable income and 98% of our net realized short-term capital gains to shareholders. We provide shareholders with the option of reinvesting their distributions in American Capital. In the three months ended March 31, 2004 and the years ended December 31, 2003, 2002 and 2001, shareholders reinvested $367, $803, $961 and $1,048, respectively, in dividends. Since our IPO, shareholders have reinvested $4,742 of dividends in American Capital. While we will continue to provide shareholders with the option of reinvesting their distributions in American Capital, we have historically and anticipate having to issue debt or equity securities in addition to the above borrowings to expand our investments in middle market companies. The terms of the future debt and equity issuances cannot be determined and there can be no assurances that the debt or equity markets will be available to us on terms we deem favorable. We expect to continue to raise debt and equity capital during the year ended December 31, 2004 to fund our new investments for 2004.

We believe that we are currently in compliance with the requirements to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and to qualify as a business development company under the Investment Company Act of 1940, as amended.

Our wholly-owned operating subsidiary, ACFS, is subject to corporate level federal and state income tax. During fiscal years 2003, 2002 and 2001, ACFS operated at either a taxable loss or utilized a net operating loss carry forward. As of March 31, 2004, ACFS’ net operating loss was fully utilized. We may, through ACFS, have taxable income in 2004 and forward that would be subject to the payment of federal and state income taxes.

Equity Capital Raising Activities

In July 2004, we completed a public offering of our common stock and received proceeds, net of the underwriters’ discount of $106,960 in exchange for 4,000 common shares. Subsequently in July 2004, we sold 425 shares of our common stock pursuant to the underwriters’ over-allotment previously granted and received proceeds, net of the underwriters’ discount, of $11,365.

In May 2004, we completed a public offering of our common stock and received proceeds, net of the underwriters’ discount of $159,185 in exchange for 6,500 common shares. Subsequently in May 2004, we sold 975 shares of our common stock pursuant to the underwriters’ over-allotment previously granted and received proceeds, net of the underwriters’ discount, of $23,878.

In February 2004, we completed a public offering of our common stock and received proceeds, net of the underwriters’ discount, of $59,403 in exchange for 1,890 common shares. Subsequently in March 2004, we sold

284 shares of our common stock pursuant to the underwriters’ over-allotment previously granted and received proceeds, net of the underwriters’ discount, of $8,910.

In November 2003, we completed a public offering of our common stock and received proceeds, net of the underwriters’ discount, of $194,735 in exchange for 7,600 common shares. Subsequently in November 2003, we sold 1,140 shares of our common stock pursuant to the underwriters’ over-allotment previously granted and received proceeds, net of the underwriters’ discount, of $29,210.

In September 2003, we completed a public offering of our common stock and received proceeds, net of the underwriters’ discount, of $47,364 in exchange for 2,000 common shares. Subsequently in October 2003, we sold 188 shares of our common stock pursuant to the underwriters’ over-allotment option previously granted and received proceeds, net of the underwriters’ discount, of $4,462.

In March 2003, we completed a public offering of our common stock and received proceeds, net of the underwriters’ discount, of $124,657 in exchange for 5,800 common shares. Subsequently in March 2003, we sold 870 shares of our common stock pursuant to the underwriters’ over-allotment option previously granted and received proceeds, net of the underwriters’ discount, of $18,699.

In January 2003, we completed a public offering of our common stock and received proceeds, net of the underwriters’ discount, of $88,724 in exchange for 4,100 common shares. Subsequently in January 2003, we sold 615 shares of our common stock pursuant to the underwriters’ over-allotment option previously granted and received proceeds, net of the underwriters’ discount, of $13,309.

In November 2002, we completed a public offering of our common stock and received proceeds, net of the underwriters’ discount, of $44,507 in exchange for 2,600 common shares. Subsequently in December 2002, we sold 390 shares of our common stock pursuant to the underwriters’ over-allotment option previously granted and received proceeds, net of the underwriters’ discount, of $6,676.

In July 2002, we completed a public offering of our common stock and received proceeds, net of the underwriters’ discount, of $73,084 in exchange for 2,900 common shares.

In December 2001, we completed a public offering of our common stock and received proceeds, net of the underwriters’ discount, of $44,783 in exchange for 1,700 common shares. Subsequently in December 2001, we sold 255 shares of our common stock pursuant to the underwriters’ over-allotment option previously granted and received proceeds, net of the underwriters’ discount, of $6,717.

In September 2001, we completed a public offering of our common stock and received proceeds, net of the underwriters’ discount, of $49,500 in exchange for 1,800 common shares.

In June 2001, we completed a public offering of our common stock and received proceeds, net of the underwriters’ discount, of approximately $109,127 exchange for 4,500 common shares. Subsequently in June 2001, we sold 675 shares of our common stock pursuant to the underwriters’ over-allotment option previously granted and received proceeds, net of the underwriters’ discount, of $16,369.

Debt Capital Raising Activities

Our debt obligations consisted of the following as of March 31, 2004, December 31, 2003 and 2002:

Debt	March 31, 2004	December 31, 2003	December 31, 2002
Revolving debt-funding facility due April 20, 2007	$204,249	$116,000	$255,793
Revolving debt-funding facility due March 25, 2007	38,100	—	—
Repurchase agreements	42,495	—	—
ACAS Business Loan Trust 2000-1 asset securitization	20,099	39,348	92,767
ACAS Business Loan Trust 2002-1 asset securitization	28,623	42,861	117,259
ACAS Business Loan Trust 2002-2 asset securitization	91,173	103,164	154,145
ACAS Business Loan Trust 2003-1 asset securitization	176,947	221,298	—
ACAS Business Loan Trust 2003-2 asset securitization	295,971	317,540	—

Total	$897,657	$840,211	$619,964

On June 13, 2003, we and ACS Funding Trust I, an affiliated trust, entered into an amended and restated loan funding and service agreement with the existing lender with an aggregate commitment of $225,000. On October 8, 2003, we received a temporary increase in the aggregate commitment of our revolving credit facility from $225,000 to $305,000. The commitment reverted back to $225,000 on December 19, 2003. The revolving debt funding period was scheduled to expire on June 10, 2004 with any outstanding principal amount amortized over a 24-month period following June 11, 2004. On April 22, 2004, we entered into an amendment to our existing amended and restated loan funding facility and servicing agreement. As a result of the amendment, the aggregate commitment increased from $225,000 to $350,000, and our ability to make draws on the revolving debt funding facility expires on April 20, 2005 unless extended prior to such date for an additional 364 day period with the consent of the lender. If the facility is not extended, any principal amounts then outstanding will be amortized over a 24-month period following April 21, 2005. On June 29, 2004, we received another temporary increase in the aggregate commitment of our revolving credit facility from $350,000 to $425,000. The commitment will revert back to $350,000 on August 14, 2004. As of March 31, 2004, this facility was collateralized by our loans with a principal balance of $371,439. Interest on borrowings under this facility is paid monthly and is charged at either one-month LIBOR or a commercial paper rate (2.33% at March 31, 2004) plus a spread. We are also charged an unused commitment fee of 0.15%.

On March 25, 2004, we entered into a new $70,000 secured revolving credit facility with a syndication of lenders. The revolving debt funding period expires on March 24, 2005 unless extended for an additional one year period prior to such date at the discretion of the lenders. If the facility is not extended any remaining outstanding principal amount will be amortized over a 24-month period following March 25, 2005. During the revolving period, interest on borrowings under this facility is charged at either (i) a one-month LIBOR plus 200 basis points or (ii) the greater of the prime rate plus 25 basis points or a federal funds rate plus 125 basis points. During the amortization period, interest on borrowings under this facility is charged at either (i) a one-month LIBOR plus 400 basis points or (ii) the greater of the prime rate plus 125 basis points or a federal funds rate plus 225 basis points. As of March 31, 2004, the interest rate on this facility was 3.10%. We are also charged an unused commitment fee of 0.25%. As of March 31, 2004, the facility is collateralized by loans from our portfolio companies with a principal balance of $126,975. The facility contains covenants that, among other things, require us to maintain a minimum net worth and certain financial ratios.

On June 30, 2004, we and ACS Funding Trust II, an affiliated trust, entered into a new $125,000 secured revolving credit facility with a lender. The revolving debt funding period expires on June 28, 2005 unless the facility is extended prior to such date for an additional 364 day period at the discretion of the lender. If the facility is not extended, any remaining outstanding principal amount will be amortized over a 24-month period following June 29, 2005. Interest on borrowings under this facility is charged at either (i) a one-month LIBOR plus 225 basis points or (ii) a commercial paper rate plus 125 basis points. We are also charged an unused commitment fee of 0.25%. The facility is collateralized by loans from our portfolio companies. The facility contains covenants that, among other things, require us to maintain a minimum net worth and certain financial ratios.

During the first quarter 2004 and the year ended December 31, 2003, we sold all or a portion of certain senior loans under repurchase agreements. The repurchase agreements are short-term financing, in which we sell the senior loans for a sale price generally ranging from 70% to 80% of the face amount of the senior loans and we have an obligation to repurchase the senior loans at the original sale price on a future date. As of March 31, 2004, we had $42,495 outstanding under the repurchase agreements. We are required to make payments to the purchaser equal to one-month LIBOR plus 250 basis points of the sales price. The purchaser is entitled to receive all interest and principal on the senior loans and required to remit all interest and principal payments to us. The purchaser cannot repledge or sell the loans. We have treated the repurchase agreements as secured financing arrangements with the sale price of the senior loans included as a debt obligation on the accompanying consolidated balance sheets.

On December 19, 2003, we completed a $317,500 asset securitization. In connection with the transaction, we established ACAS Business Loan Trust 2003-2 (“Trust VI”), an affiliated statutory trust, and contributed to Trust VI $398,000 in loans. Subject to continuing compliance with certain conditions, we will remain as servicer of the loans. Simultaneously with the initial contribution, Trust VI was authorized to issue $258,000 Class A notes, $40,000 Class B notes, $20,000 Class C notes, $40,000 Class D notes, and $40,000 of Class E notes. The Class A notes, Class B notes and Class C notes were issued to institutional investors and the Class D and Class E notes were retained by us. The Class A notes carry an interest rate of one-month LIBOR plus 48 basis points, the Class B notes carry an interest rate of one-month LIBOR plus 95 basis points, and the Class C notes carry an interest rate of one-month LIBOR plus 175 basis points. The loans are secured by loans from our portfolio companies with a principal balance of $375,357 as of March 31, 2004. The Class A notes mature on November 20, 2008, the Class B notes mature on June 20, 2009, and the Class C notes mature on August 20, 2009. Early repayments are first applied to the Class A notes, then to the Class B notes and then to the Class C notes.

On May 21, 2003, we completed a $238,700 asset securitization. In connection with the transaction, we established ACAS Business Loan Trust 2003-1 (“Trust V”), an affiliated statutory trust, and contributed to Trust V $308,000 in loans. Subject to continuing compliance with certain conditions, we will remain as servicer of the loans. Simultaneously with the initial contribution, Trust V was authorized to issue $185,000 Class A notes, $31,000 Class B notes, $23,000 Class C notes and $69,000 Class D notes. The Class A notes, Class B notes and Class C notes were issued to institutional investors and the Class D notes were retained by us. The Class C notes consist of a $17,000 tranche of floating rate notes and a $6,000 tranche of fixed rate notes. The Class A notes carry an interest rate of one-month LIBOR plus 55 basis points and the Class B notes carry an interest rate of one-month LIBOR plus 120 basis points. The floating rate tranche of the Class C notes carries an interest rate of one-month LIBOR plus 225 basis points and the fixed rate tranche carries an interest rate of 5.14%. The loans are secured by loans from our portfolio companies with a principal balance of $246,259 as of March 31, 2004. The Class A notes mature on March 20, 2008, the Class B notes mature on September 20, 2008 and the Class C notes mature on December 20, 2008. Early repayments are first applied to the Class A notes, then to the Class B notes and then to the Class C notes.

On August 8, 2002, we completed a $157,900 asset securitization. In connection with the transaction, we established ACAS Business Loan Trust 2002-2 (“Trust IV”), an affiliated business trust, and contributed to Trust IV $210,500 in loans. Subject to continuing compliance with certain conditions, we will remain servicer of the loans. Simultaneously with the initial contribution, Trust IV was authorized to issue $105,300 Class A notes and $52,600 Class B notes to institutional investors and $52,600 of Class C notes were retained by us. The Class A notes carry an interest rate of one-month LIBOR plus 50 basis points, and the Class B notes carry an interest rate of one-month LIBOR plus 160 basis points. The notes are secured by loans from our portfolio companies with a principal balance of $144,125 as of March 31, 2004. The Class A notes mature on July 20, 2006 and the Class B notes mature on January 20, 2008. Early repayments are first applied to the Class A notes, and then to the Class B notes.

On March 15, 2002, we completed a $147,300 asset securitization. In connection with the transaction, we established ACAS Business Loan Trust 2002-1 (“Trust III”), an affiliated business trust, and contributed to Trust III $196,300 in loans. Subject to continuing compliance with certain conditions, we will remain servicer of the loans. Simultaneously with the initial contribution, Trust III was authorized to issue $98,200 Class A notes and $49,100 Class B notes to institutional investors and $49,100 of Class C notes were retained by us. The Class A notes carry an interest rate of one-month LIBOR plus 50 basis points, and the Class B notes carry an interest rate of one-month LIBOR plus 150 basis points. The notes are secured by loans from our portfolio companies with a principal balance of $77,723 as of March 31, 2004. The Class A notes mature on November 20, 2005 and the Class B notes mature on March 20, 2007. Early repayments are first applied to the Class A notes, and then to the Class B notes.

On December 20, 2000, we completed a $115,400 asset securitization. In conjunction with the transaction, we established ACAS Business Loan Trust 2000-1 (“Trust II”), an affiliated business trust, and contributed to Trust II $153,700 in loans. Subject to certain conditions precedent, we will remain servicer of the loans. Simultaneously with the initial contribution, Trust II was authorized to issue $69,200 Class A notes and $46,200 Class B notes to institutional investors and $38,300 of Class C notes were retained by us. The Class A notes carry an interest rate of one-month LIBOR plus 45 basis points, and the Class B notes carry an interest rate of one-month LIBOR plus 150 basis points. The notes are secured by loans from our portfolio companies with a principal balance of $54,195 as of March 31, 2004. The Class A notes mature on March 20, 2006, and the Class B notes mature on August 20, 2007. Early repayments are first applied to the Class A notes, and then to the Class B notes.

The weighted average debt balance for the three months ended March 31, 2004 and the years ended December 31, 2003 and 2002 was $817,700, $582,200 and $416,800, respectively. The weighted average interest rate on all of our borrowings, including amortization of deferred financing costs, for the three months ended March 31, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 was 2.96%, 3.16%, 3.18%, 3.43% and 5.88%, respectively.

As a business development company, our asset coverage, as defined in the Investment Company Act of 1940, must be at least 200% after each issuance of a senior security. As of March 31, 2004, December 31, 2003 and 2002, our asset coverage was 240%, 240% and 211%, respectively.

A summary of our contractual payment obligations as of December 31, 2003 are as follows:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Revolving debt funding facility	$116,000	$28,450	$87,550	$—	$—
Notes payable, excluding discounts	724,557	40,470	152,359	248,402	283,326
Interest payments on debt obligations(1)	65,332	17,675	27,799	16,519	3,339
Operating leases	20,857	2,440	5,208	5,315	7,894

Total	$926,746	$89,035	$272,916	$270,236	$294,559

(1)	For variable rate debt, future interest payments are based on the interest rate as of December 31, 2003.

To the extent that we receive unscheduled prepayments of on our debt investments that securitize our debt obligations, we are required to apply those proceeds to our outstanding debt obligations.

Off Balance Sheet Arrangements

As of March 31, 2004, we had commitments under loan agreements to fund up to $71,476 to 18 portfolio companies. As of December 31, 2003, we had commitments under loan agreements to fund up to $71,407 to 15 portfolio companies. These commitments are composed of working capital credit facilities and acquisition credit facilities. The commitments are subject to the borrowers meeting certain criteria. The terms of the borrowings subject to commitment are comparable to the terms of other debt securities in our portfolio.

As of March 31, 2004, we had guarantees of $15,820 for three portfolio companies. We entered into performance guarantees with two portfolio companies to ensure the portfolio company’s performance under contracts as required by the portfolio company’s customers. We would be required to perform under the guarantee if the related portfolio company were unable to meet specific requirements under the related contracts. The performance guarantees will expire upon the performance of the portfolio company. We also has a standby letter of credit issued to guarantee the performance of one portfolio company that expires on June 30, 2004. Fundings under the guarantees by us would generally constitute a subordinated debt liability of the portfolio company.

As of December 31, 2003, we had a performance guarantee of $10,000 for one portfolio company that will expire upon the performance of the portfolio company. We entered into the performance guarantee to ensure the portfolio company’s performance under contracts as required by the portfolio company’s customers. We would be required to perform under the guarantee if the related portfolio company were unable to meet specific requirements under the related contracts. Fundings under the guarantee by us would generally constitute a subordinated debt liability of the portfolio company.

We have non-cancelable operating leases for office space and office equipment. The leases expire over the next ten years and contain provisions for certain annual rental escalations.

A summary of our guarantees and loan commitments as of December 31, 2003 are as follows:

	Amount of Commitment Expiration by Period
Other Commitments	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Guarantees	$10,000	$—	$—	$—	$10,000
Loan commitments	71,407	40,798	19,000	10,349	1,260

Total	$81,407	$40,798	$19,000	$10,349	$11,260

Portfolio Credit Quality

Loan Grading and Performance

We grade all loans on a scale of 1 to 4. This system is intended to reflect the performance of the borrower’s business, the collateral coverage of the loans and other factors considered relevant.

Under this system, loans with a grade of 4 involve the least amount of risk in our portfolio. The borrower is performing above expectations and the trends and risk factors are generally favorable. Loans graded 3 involve a level of risk that is similar to the risk at the time of origination. The borrower is performing as expected and the risk factors are neutral to favorable. All new loans are initially graded 3. Loans graded 2 involve a borrower performing below expectations and indicates that the loan’s risk has increased materially since origination. The borrower is generally out of compliance with debt covenants, however, loan payments are generally not more than 120 days past due. For loans graded 2, we increase procedures to monitor the borrower and the fair value generally will be lowered. A loan grade of 1 indicates that the borrower is performing materially below expectations and that the loan risk has substantially increased since origination. Most or all of the debt covenants are out of compliance and payments are substantially delinquent. Loans graded 1 are not anticipated to be repaid in full and we will reduce the fair value of the loan to the amount we anticipate will be recovered.

To monitor and manage the investment portfolio risk, management tracks the weighted average investment grade. The weighted average investment grade was 3.0 as of March 31, 2004, December 31, 2003 and 2002. At March 31, 2004, December 31, 2003 and 2002, our investment portfolio was graded as follows:

	March 31, 2004		December 31, 2003		December 31, 2002
Grade	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
4	$397,903	19.1%	$418,917	21.7%	$288,897	22.6%
3	1,353,485	65.2%	1,186,382	61.4%	808,635	63.4%
2	315,668	15.2%	313,561	16.2%	145,235	11.4%
1	10,233	0.5%	13,983	0.7%	33,075	2.6%

	$2,077,289	100.0%	$1,932,843	100.0%	$1,275,842	100.0%

The amounts above do not include our investments in which we have only invested in the equity securities of the company.

The decline in the investment grade 4 at March 31, 2004 as compared to December 31, 2003 was principally due to the partial exit of two portfolio companies during the first quarter of 2004. This decline was partially offset by one portfolio company upgraded to a 4 as well as an increase in the fair value of certain investment grade 4 portfolio companies due to unrealized appreciation recorded during the first quarter of 2004. The improvement in the investment grade 3 as compared to December 31, 2003 is primarily the result of new investments made during the three months ended March 31, 2004, which had a fair value of $212,100 as of March 31, 2004. The improvement in the investment grade 3 was offset slightly by a decrease of three portfolio companies with a loan grade 3, including the exit of one portfolio company in the first quarter of 2004, one portfolio company downgraded to a grade 2, and one portfolio company upgraded to a grade 4. The increase in the investment grade 2 as compared to December 31, 2003 is due to one portfolio company downgraded from a grade 3. This increase was partially offset by the exit of one portfolio company during the first quarter of 2004 , as well as the reduction in the fair value of certain investment grade 2 portfolio companies due to unrealized depreciation recorded during the three months ended March 31, 2004. The decline in investment grade 1 as compared to December 31, 2003 is primarily due to the exit of two portfolio companies during the first quarter of 2004.

The improvement in the investment grade 4 at December 31, 2003 as compared to December 31, 2002 was principally due to strong performance at certain portfolio companies resulting in a net increase of six portfolio companies with an investment grade of 4. During 2003, we exited four investments that were a grade 4 at the end of the prior year, and ten existing or new portfolio companies were upgraded to a grade 4. The improvement in the investment grade 3 as compared to December 31, 2002 is primarily the result of new investments made during the year ended December 31, 2003, which had a fair value of $631,113 as of December 31, 2003. The improvement in the investment grade 3 was offset slightly by a net decrease of five existing portfolio companies with a loan grade 3, with eleven portfolio companies downgraded to a grade 2 and six portfolio companies upgraded to a grade 3. The increase in the investment grade 2 as compared to December 31, 2002 is partially due to a net increase of eight portfolio companies with a loan grade 2, with eleven portfolio companies downgraded to a grade 2 and three portfolio companies upgraded to a grade 3. The decrease in investment grade 1 as compared to December 31, 2002 is due to the reduction in the fair value of certain investment grade 1 portfolio companies due to the unrealized depreciation recorded during year ended December 31, 2003.

We stop accruing interest on our investments when it is determined that interest is no longer collectible. Our valuation analysis serves as a critical piece of data in this determination. A significant change in the portfolio company valuation assigned by us could have an effect on the amount of our loans on non-accrual status. At March 31, 2004, loans with seven portfolio companies with a face amount of $66,578 and a fair value of $28,407 were on non-accrual status. Loans with five of the seven portfolio companies are grade 2 loans, and loans with two of the seven portfolio companies are grade 1 loans. These loans include a total of $43,392 with PIK interest features. At December 31, 2003, loans with ten portfolio companies with a face amount of $98,387 and a fair value of $28,947 were on non-accrual status. Loans with five of the ten portfolio companies are grade 2 loans, and loans with five of the ten portfolio companies are grade 1 loans. These loans include a total of $63,698 with PIK interest features. At December 31, 2002, loans to eight portfolio companies with a face amount of $73,155 and a fair value of $25,942 were on non-accrual status. Loans with two of the eight portfolio companies are grade 2 loans, and loans with six of the eight portfolio companies are grade 1 loans. These loans include a total of $48,686 with PIK interest features.

At March 31, 2004, December 31, 2003 and December 31, 2002, loans on accrual status past due and loans on non-accrual status were as follows:

Days Past Due	Number of Portfolio Companies	March 31, 2004	Number of Portfolio Companies	December 31, 2003	Number of Portfolio Companies	December 31, 2002
Current	72	$1,588,107	65	$1,468,481	52	$1,009,361

One Month Past Due	—	—	3	46,545	—	—
Two Months Past Due	—	—	1	5,251	1	9,000
Three Months Past Due	—	—	—	—	—	—
Greater than Three Months Past Due	3	35,301	2	14,161	3	27,274
Loans on Non-accrual Status	7	66,578	10	98,387	8	73,155

Subtotal	10	101,879	16	164,344	12	109,429

Total	82	$1,689,986	81	$1,632,825	64	$1,118,790

Past Due and Non-accruing Loans as a Percent of Total		6.0%		10.1%		9.8%

The loan balances above reflect the full face value of the note. We believe that debt service collection is probable for our loans that are past due.

In the first quarter of 2003, we recapitalized one portfolio company by exchanging $13,535 of senior debt into subordinated debt and exchanging $6,222 of subordinated debt into non-income producing preferred stock. Prior to the recapitalization, the subordinated debt was on non-accrual status.

In the second quarter of 2003, we purchased senior debt of an existing portfolio company with a face amount of $32,043 for $11,500. In the third quarter of 2003, we exchanged the senior debt for non-income producing preferred stock pursuant to a recapitalization. Under the recapitalization, an existing lender also exchanged its $3,200 of subordinated debt into preferred stock and also funded $2,000 of cash to the newly capitalized entity through new subordinated debt notes. As a result of the recapitalization, our existing subordinated debt of $28,003 was improved in the capital structure and removed from non-accruing loan status.

In the third quarter of 2003, we recapitalized one portfolio company by exchanging $19,827 of subordinated debt into non-income producing preferred stock. Prior to the recapitalization, the subordinated debt was on non-accrual status.

In the third quarter of 2003, we recapitalized one portfolio company by exchanging $11,914 of interest bearing junior subordinated debt for $11,914 of non-interest bearing junior subordinated debt and purchased $6,500 of non-interest bearing junior subordinated debt. We could receive an additional fee of 14% on the non-interest bearing junior subordinated debt if it is repaid prior to scheduled maturity. Due to the conditional nature of the fee, we will not accrue the fee until it is paid. Prior to the recapitalization, the $11,914 junior subordinated debt was on non-accrual status. As of December 31, 2003, the total non-interest bearing junior subordinated debt is a non-income producing asset and therefore not included in the loans on non-accrual status.

In the third quarter of 2003, we recapitalized one portfolio company by exchanging $9,838 of senior and subordinated debt into non-income producing preferred stock. Prior to the recapitalization, the senior and subordinated debt were accruing loans.

During 2002, we recapitalized a total of four portfolio companies by exchanging senior and subordinated debt for preferred stock. We exchanged $7,200 of subordinated debt of one portfolio company for non-income producing preferred stock. We exchanged $16,452 of senior debt of one portfolio company for non-income producing preferred stock. We exchanged $3,763 of senior debt of one portfolio company for non-income producing preferred stock. We also exchanged $9,357 of senior and subordinated debt of one portfolio company for non-income producing preferred stock.

Credit Statistics

We monitor several key credit statistics that provide information about credit quality and portfolio performance. These key statistics include:

•	Debt to EBITDA Ratio — the sum of all debt with equal or senior security rights to our debt investments divided by the total adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA, of the most recent twelve months or, when appropriate, the forecasted twelve months.

•	Interest Coverage Ratio — EBITDA divided by the total scheduled cash interest payments required to have been made by the portfolio company during the most recent twelve-month period, or when appropriate, the forecasted twelve months.

•	Debt Service Coverage Ratio — EBITDA divided by the total scheduled principal amortization and the total scheduled cash interest payments required to have been made during the most recent twelve-month period, or when appropriate, the forecasted twelve months.

We require portfolio companies to provide annual audited and monthly unaudited financial statements. Using these statements, we calculate the statistics described above. Buyout and mezzanine funds typically adjust EBITDA due to the nature of change of control transactions. Such adjustments are intended to normalize and restate EBITDA to reflect the pro forma results of a company in a change of control transaction. For purposes of analyzing the financial performance of the portfolio companies, we make certain adjustments to EBITDA to reflect the pro forma results of a company consistent with a change of control transaction. We evaluate portfolio companies using an adjusted EBITDA measurement. Adjustments to EBITDA may include anticipated cost savings resulting from a merger or restructuring, costs related to new product development, compensation to previous owners, non-recurring revenues or expenses, and other acquisition or restructuring related items.

The statistics are weighted by our investment value for each portfolio company and do not include investments in which we hold only equity securities. For the statistics for the three months ended March 31, 2004 and the year ended December 31, 2003, for portfolio companies with a nominal EBITDA, the portfolio company’s maximum debt leverage is limited to 15 times EBITDA. The following charts show the weighted average debt to EBITDA, interest coverage and debt service coverage ratios for the aggregate investment portfolio as of the quarter ended March 31, 2004 and the years ended December 31, 2003, 2002, 2001 and 2000:

In addition to these statistics, we track our portfolio investments on a static-pool basis. A static pool consists of the investments made during a given year. The static pool classification is based on the year the initial investment was made. Subsequent add-on investments are included in the static pool year of the original investment. Prior to the third quarter of 2003, subsequent add-on investments were generally included in the year of the additional funding. The prior period static pool information included herein has been reclassified to conform with the current presentation. The Pre-1999 static pool consists of the investments made from the time of our IPO through the year ended December 31, 1998. The following table contains a summary of portfolio statistics as of and for the latest twelve months ended March 31, 2004:

Portfolio Statistics (1)	Static Pool
($in millions, unaudited):	Pre-1999	1999	2000	2001	2002	2003	2004	Aggregate
Original Investments and Commitments	$320	$342	$260	$363	$546	$861	$217	$2,909
Total Exits and Prepayments of Original Investments	$101	$111	$155	$165	$88	$93	$—	$713
Total Interest, Dividends and Fees Collected	$99	$107	$65	$102	$102	$80	$10	$565
Total Net Realized (Loss) Gain on Investments	$(6)	$7	$(75)	$38	$(13)	$7	$—	$(42)
Internal Rate of Return	7.8%	9.1%	(4.5)%	27.0%	23.3%	27.7%	150.6%	13.9%
Current Cost of Investments	$218	$226	$112	$191	$478	$724	$212	$2,161
Current Fair Value of Investments	$170	$162	$84	$201	$545	$741	$212	$2,115
Non-Accruing Loans at Face	$14	$21	$21	$—	$11	—	—	$67
Equity Interest at Fair Value	$12	$43	$27	$49	$190	$181	$67	$569
Debt to EBITDA(2)(3)	10.0	7.5	5.7	6.7	4.4	3.9	4.7	5.2
Interest Coverage(2)	1.5	1.9	1.8	1.7	2.9	2.8	2.8	2.5
Debt Service Coverage(2)	1.4	1.4	0.9	1.1	1.9	1.8	1.5	1.6
Loan Grade(2)	2.9	2.1	2.1	2.6	3.3	3.1	3.0	3.0
Average Age of Companies	41 yrs	52 yrs	37 yrs	45 yrs	32 yrs	27 yrs	60 yrs	37 yrs
Average Sales(4)	$80	$110	$78	$172	$61	$96	$76	$91
Average EBITDA(5)	$4	$15	$13	$18	$10	$17	$10	$13
Ownership Percentage	78%	60%	33%	46%	48%	38%	58%	48%
% with Senior Lien(6)	31%	15%	3%	43%	18%	21%	26%	22%
% with Senior or Junior Lien(6)	54%	64%	94%	88%	80%	86%	100%	82%
Total Sales(4)	$490	$1,148	$284	$1,920	$1,095	$2,898	$536	$8,371
Total EBITDA(5)	$13	$112	$50	$232	$164	$459	$75	$1,105

(1)	Static pool classification is based on the year the initial investment was made. Subsequent add-on investments are included in the static pool year of the original investment.
(2)	These amounts do not include investments in which we own only equity.
(3)	For portfolio companies with a nominal EBITDA amount, the portfolio company’s maximum debt leverage is limited to 15 times EBITDA.
(4)	Sales of the most recent twelve months, or when appropriate, the forecasted twelve months.
(5)	EBITDA of the most recent twelve months, or when appropriate, the forecasted twelve months.
(6)	As a percentage of our total debt investments.

The following charts show the weighted average debt to EBITDA, interest coverage and debt service coverage ratios for our Pre-1999 Static Pool as of the quarter ended March 31, 2004 and the years ended December 31, 2003, 2002, 2001 and 2000:

The following charts show the weighted average debt to EBITDA, interest coverage and debt service coverage ratios for our 1999 Static Pool as of the quarter ended March 31, 2004 and the years ended December 31, 2003, 2002, 2001 and 2000:

The following charts show the weighted average debt to EBITDA, interest coverage and debt service coverage ratios for our 2000 Static Pool as of the quarter ended March 31, 2004 and the years ended December 31, 2003, 2002, 2001 and 2000:

The following charts show the weighted average debt to EBITDA, interest coverage and debt service coverage ratios for our 2001 Static Pool as of the quarter ended March 31, 2004 and the years ended December 31, 2003, 2002 and 2001:

The following charts show the weighted average debt to EBITDA, interest coverage and debt service coverage ratios for our 2002 Static Pool as of the quarter ended March 31, 2004 and the years ended December 31, 2003 and 2002:

The following charts show the weighted average debt to EBITDA, interest coverage and debt service coverage ratios for our 2003 Static Pool as of the quarter ended March 31, 2004 and the year ended December 31, 2003:

Impact of Inflation

We believe that inflation can influence the value of our investments through the impact it may have on interest rates, the capital markets, the valuations of business enterprises and the relationship of the valuations to underlying earnings.

Qualitative	and Quantitative Disclosures About Market Risk

We consider our principal market risks to be the fluctuations of interest rates and the valuations of our investment portfolio.

Interest Rate Risk

Because we fund a portion of our investments with borrowings under our revolving debt funding facility and asset securitizations, our net operating income is affected by the spread between the rate at which we invest and the rate at which we borrow. We attempt to match-fund our liabilities and assets by financing floating rate assets with floating rate liabilities and fixed rate assets with fixed rate liabilities or equity. We enter into interest rate basis swap agreements to match the interest rate basis of our assets and liabilities, thereby locking in the spread between our asset yield and the cost of our borrowings, and to fulfill our obligations under the terms of our revolving debt funding facility and asset securitizations.

As a result of our use of interest rate swaps, at March 31, 2004, approximately 32% of our interest bearing assets provided fixed rate returns and approximately 68% of our interest bearing assets provided floating rate returns. Adjusted for the effect of interest rate swaps, at March 31, 2004, we had floating rate investments, tied to one-month LIBOR or the prime lending rate, in debt securities with a face amount of $1,151,715 and had total borrowings outstanding of $897,657. Substantially, all of our outstanding debt at March 31, 2004 has a variable rate of interest based on one-month LIBOR or a commercial paper rate. Assuming no changes to our consolidated balance sheet at March 31, 2004, a hypothetical increase in one-month LIBOR by 100 basis points would increase net operating income by $2,541, or 2%, over the next twelve months compared to the net operating income for the latest twelve months ended March 31, 2004. A hypothetical 100 basis point decrease in one-month LIBOR would decrease net operating income $2,541, or 2%, over the next twelve months compared to the net operating income for the latest twelve months ended March 31, 2004.

At March 31, 2004, we had entered into 42 interest rate basis hedging agreements with three commercial banks with short-term debt ratings of A-1. Under our interest rate swap agreements, we either pay a floating rate based on the prime rate and receive a floating interest rate based on one-month LIBOR, or pay a fixed rate and receive a floating interest rate based on one-month LIBOR. We also have interest rate swaption agreements where, if exercised, we receive a fixed rate and pay a floating rate based on one-month LIBOR. We also have interest rate cap agreements that entitle us to receive an amount, if any, by which our interest payments on our variable rate debt exceed specified interest rates. For those investments contributed to the term securitizations, the interest swaps enable us to lock in the spread between the asset yield on the investments and the cost of the borrowings under the term securitizations. The excess of payments made to swap counter parties over payments received from swap counter parties is recorded as a reduction of interest income. One-month LIBOR decreased from 1.30% at March 31, 2003 to 1.09% at March 31, 2004, and the prime rate decreased from 4.25% at March 31, 2003 to 4.0% at March 31, 2004.

Periodically, an interest rate swap agreement will also be amended. Any underlying unrealized appreciation or depreciation associated with the original interest rate swap agreement at the time of amendment will be factored into the contractual interest terms of the amended interest rate swap agreement. The contractual terms of the amended interest rate swap agreement are set such that its estimated fair value is equivalent to the estimated fair value of the original interest rate swap agreement. No realized gain or loss is recorded upon amendment when the estimated fair values of the original and amended interest rate swap agreement are substantially the same.

At March 31, 2004, the total notional amount of the hedging agreements was $992,134 and the agreements have a remaining weighted average term of approximately 5.6 years. The following table presents the notional principal amounts of interest rate hedging agreements by class:

	March 31, 2004
Type of Interest Rate Hedging Agreements	Company Pays	Company Receives	Number of Contracts	Notional Value
Interest rate swaps—Pay fixed, receive LIBOR floating	4.32%(1)	LIBOR	25	$718,692
Interest rate swaps—Pay prime floating, receive LIBOR floating	Prime	LIBOR + 2.73%(1)	10	203,150
Interest rate swaptions—Pay LIBOR floating, receive fixed	LIBOR	4.35%(1)	2	39,026
Interest rate caps			5	31,266

Total			42	$992,134

	December 31, 2003
Type of Interest Rate Hedging Agreements	Company Pays	Company Receives	Number of Contracts	Notional Amount
Interest rate swaps—Pay fixed, receive LIBOR floating	4.45%(1)	LIBOR	26	$731,781
Interest rate swaps—Pay prime floating, receive LIBOR floating	Prime	LIBOR + 2.73%(1)	10	204,415
Interest rate swaptions—Pay LIBOR floating, receive fixed	LIBOR	4.37%(1)	2	56,976
Interest rate caps			5	32,117

Total			43	$1,025,289

	December 31, 2002
Type of Interest Rate Hedging Agreements	Company Pays	Company Receives	Number of Contracts	Notional Amount
Interest rate swaps—Pay fixed, receive LIBOR floating	4.90%(1)	LIBOR	19	$441,430
Interest rate swaps—Pay prime floating, receive LIBOR floating	Prime	LIBOR + 2.73%(1)	11	213,999

Total			30	$655,429

(1)	Weighted average.

Portfolio Valuation

Investments are carried at fair value, as determined in good faith by our board of directors. Securities that are publicly traded are valued at the closing price on the valuation date. For debt and equity securities of companies that are not publicly traded, or for which we have various degrees of trading restrictions, we prepare an analysis consisting of traditional valuation methodologies to estimate the enterprise value of the portfolio company issuing the securities. The methodologies consist of valuation estimates based on: valuations of comparable public companies, recent sales of comparable companies, discounting the forecasted cash flows of the portfolio company, the liquidation or collateral value of the portfolio company’s assets, third party valuations of the portfolio company and the value of recent investments in the equity securities of the portfolio company. We weight some or all of the above valuation methods in order to conclude on our estimate of value. In valuing convertible debt, equity or other securities, we value our equity investment based on our pro rata share of the residual equity value available after deducting all outstanding debt from the estimated enterprise value. We value non-convertible debt securities at cost plus amortized OID to the extent that the estimated enterprise value of the portfolio company exceeds the outstanding debt of the portfolio company. If the estimated enterprise value is less than the outstanding debt of the company, we reduce the value of our debt investment beginning with the junior most debt such that the enterprise value less the value of the outstanding debt is zero. If there is sufficient enterprise value to cover the face amount of a debt security that has been discounted due to the detachable equity warrants received with that security, that detachable equity warrant will be valued such that the sum of the discounted debt security and the detachable equity warrant equal the face value of the debt security.

Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material. Additionally, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned.

BUSINESS

We are a publicly traded buyout and mezzanine fund that provides investment capital to middle market companies, which we generally consider to be companies with sales between $10 million and $750 million. We invest in senior and mezzanine (subordinated) debt and equity of companies in need of capital for buyouts, growth, acquisitions and recapitalizations. Our ability to fund the entire capital structure is an advantage in completing many middle market transactions. Our wholly-owned operating subsidiary, ACFS, provides financial advisory services to our portfolio companies. We invested, on average, $33 million in 2003 in each new portfolio company. We generally have not invested more than 5% of our equity capital in one transaction. Our largest investment to date has been $78 million. ACFS arranges and secures capital for large transactions, particularly buyouts that we sponsor.

Our primary business objectives are to increase our taxable income, net operating income and net asset value by investing in senior debt, subordinated debt and equity of middle market companies with attractive current yields and potential for equity appreciation and realized gains. We invest in and sponsor management and employee buyouts, invest in private equity sponsored buyouts, and provide capital directly to private and small public companies. Historically, a majority of our financings have been to assist in the funding of change of control management buyouts, and we expect that trend to continue. Capital that we provide directly to private and small public companies is used for growth, acquisitions or recapitalizations.

We are a Delaware corporation, which was incorporated in 1986. On August 29, 1997, we completed an initial public offering, or IPO, of our common stock and became a non-diversified, closed end investment company, which has elected to be regulated as a BDC under the 1940 Act. On October 1, 1997, we began operations so as to qualify to be taxed as a RIC, as defined in Subtitle A, Chapter 1, under Subchapter M of the Code. As a regulated investment company, we are not subject to federal income tax on the portion of our taxable income and capital gains we distribute to our stockholders.

Our loans typically range from $5 million to $75 million, mature in five to ten years, and require monthly or quarterly interest payments at fixed rates or variable rates based on the prime rate or LIBOR, plus a margin. We price our debt and equity investments based on our analysis of each transaction. As of March 31, 2004, the weighted average effective interest rate on our debt securities was 13.5%. From our IPO in 1997, through July 20, 2004 we invested over $669 million in equity securities and over $2.8 billion in debt securities of middle market companies, including approximately $83 million in funds committed but undrawn under credit facilities. We are prepared to be a long-term partner to our portfolio companies, thereby positioning us to participate in their future financing needs. As of March 31, 2004, we have invested $515 million in follow-on investments to fund growth, acquisitions or working capital (sometimes in distress situations).

We generally acquire equity interests in the companies from which we have purchased debt securities with the goal of enhancing our overall return. As of March 31, 2004, we had a fully-diluted weighted average ownership interest of 48% in our portfolio companies. In most cases, we receive rights to require the portfolio company to purchase the warrants and stock held by us, known as put rights, under various circumstances including, typically, the repayment of our loans or debt securities. We may use our put rights to dispose of our equity interest in a business, although our ability to exercise our put rights may be limited or nonexistent if a business is illiquid. In most cases where we invest equity, we receive the right to representation on our portfolio company’s board of directors.

The debt structures of our portfolio companies generally provide for scheduled amortization of senior debt, including our senior debt investments, which also helps improve our subordinated debt investments within the portfolio company’s capital structure. The opportunity to liquidate our investments may occur if a portfolio company refinances our loans, is sold in a change of control transaction or sells its equity in a public offering or if we exercise our put rights. We generally do not have the right to require that a portfolio company undergo an initial public offering, by registering securities under the Securities Act but we generally do have the right to sell our equity interests in a public offering by a portfolio company to the extent permitted by the underwriters.

Since our IPO in 1997, through March 31, 2004, we have realized $75 million in gross realized gains and $117 million in gross realized losses resulting in $42 million in cumulative net losses. We have exited 60 investments, or $713 million of our originally invested capital (representing 25% of our total capital invested since our IPO), earning a 14% compounded annual return on these investments from the interest, dividends, fees, gains and losses over the life of the investments.

We make available significant managerial assistance to our portfolio companies. Such assistance typically involves closely monitoring the operations of the portfolio company, advising the portfolio company’s board of directors on matters such as the business plan and the hiring and termination of senior management, providing financial guidance and participating on the company’s board of directors. At March 31, 2004, we had board seats at 62 out of 89 portfolio companies and had board observation rights at 20 of our remaining portfolio companies. We also have an operations team, including three ex-CEOs with significant turnaround and bankruptcy experience, that provides intensive operational and managerial assistance. Providing assistance to our portfolio companies serves as an opportunity for us to maximize their value.

We have established an extensive referral network comprised of investment bankers, private equity and mezzanine funds, commercial bankers and business and financial brokers. We have a marketing department dedicated to maintaining contact with members of the referral network and receiving opportunities for us to consider. In 2003, our marketing department developed an extensive proprietary database of reported middle market transactions. Based on the data we have gathered, we believe that we are the leader in the market. However, the industry is still very fragmented with most firms only completing one or two transactions during 2003. During 2003, our marketing department received information concerning several thousand transactions for consideration. Most of those transactions did not meet our criteria for initial consideration, but the opportunities that met those criteria were sent to our principals for further review and consideration. We have also developed an internet web site that provides businesses an efficient tool for learning about American Capital and our capabilities.

Corporate Information

Our executive offices are located at 2 Bethesda Metro Center, 14th Floor, Bethesda, Maryland 20814 and our telephone number is (301) 951-6122. In addition to our executive offices, we maintain offices in New York, San Francisco, Los Angeles, Philadelphia, Chicago and Dallas.

Our corporate web site is located at www.AmericanCapital.com. We make available free of charge on our web site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

Lending and Investment Decision Criteria

We review certain criteria in order to make investment decisions. The list below represents a general overview of the criteria we use in making our lending and investment decisions. Not all criteria are required to be favorable in order for us to make an investment. Follow-on investments for growth, acquisitions or recapitalizations are based on the same general criteria. Follow-on investments in distress situations are based on the same general criteria but are also evaluated on the potential to preserve prior investments.

Operating History.    We generally focus on companies that have been in business over 10 years and have an attractive operating history, including generating positive cash flow. We generally target companies with significant market share in their products or services relative to their competitors. In addition, we consider factors such as customer concentration, performance during recessionary periods, competitive environment and ability to sustain margins. As of March 31, 2004, our current portfolio companies had an average age of 37 years with average sales for the last twelve months of $91 million and average adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA for the last twelve months, of $13 million.

Growth.    We consider a target company’s ability to increase its cash flow. Anticipated growth is a key factor in determining the value ascribed to any warrants and equity interests acquired by us.

Liquidation Value of Assets.    Although we do not operate as an asset-based lender, liquidation value of the assets collateralizing our loans is a factor in many credit decisions. Emphasis is placed both on tangible assets such as accounts receivable, inventory, plant, property and equipment as well as intangible assets such as brand recognition, market reputation, customer lists, networks, databases and recurring revenue streams.

Experienced Management Team.    We consider the quality of senior management to be extremely important to the long term performance of most companies. Therefore, we consider it important that senior management be experienced and properly incentivized through significant ownership interest in the company.

Exit Strategy.    We consider it important that a prospective portfolio company, over time, have at least one or several ways in which our financing can be repaid and our equity interest purchased.

Investment Portfolio

We generally invest in domestic privately-held middle market companies; however, we will occasionally make investments in portfolio companies that have securities registered under the Securities Act or in securities of foreign issuers. Also, an existing portfolio company may undergo a public offering and register its securities under the Securities Act subsequent to our initial investment. We also maintain a diversified investment portfolio investing in a broad range of industries. As of March 31, 2004, our largest concentration of investments in one industry segment was less than 14% of the total fair value of our investments. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Policies” for a discussion on how we determine the fair value of our investments.

Summaries of our portfolio of securities as of March 31, 2004 and December 31, 2003 at cost and fair value are shown in the following table:

	March 31, 2004	December 31, 2003
COST
Senior debt	20.7%	20.9%
Subordinated debt	51.6%	52.7%
Subordinated debt with non-detachable warrants	2.1%	2.1%
Preferred stock	13.2%	12.2%
Common stock warrants	6.6%	6.5%
Common stock	5.8%	5.6%

	March 31, 2004	December 31, 2003
FAIR VALUE
Senior debt	21.0%	21.5%
Subordinated debt	50.5%	53.0%
Subordinated debt with non-detachable warrants	2.0%	2.1%
Preferred stock	8.7%	7.2%
Common stock warrants	11.1%	9.9%
Common stock	6.7%	6.3%

The Company uses the Global Industry Classification Standards for classifying the industry groupings of its portfolio companies. The following table shows the portfolio composition by industry grouping at cost and at fair value:

	March 31, 2004	December 31, 2003
COST
Commercial Services & Supplies	11.3%	10.0%
Leisure Equipment & Products	11.1%	11.4%
Food Products	9.7%	10.2%
Machinery	8.6%	10.9%
Building Products	8.4%	8.8%
Chemicals	6.2%	3.3%
Road & Rail	5.8%	6.0%
Healthcare Equipment & Supplies	4.5%	3.4%
Aerospace & Defense	4.2%	4.3%
Construction & Engineering	3.8%	3.2%
Diversified Financial Services	3.0%	3.5%
Electronic Equipment & Instruments	2.7%	2.8%
Distributors	2.5%	1.6%
Auto Components	2.3%	2.9%
Household Products	2.2%	2.0%
Healthcare Providers & Services	2.2%	2.2%
Household Durables	1.9%	2.0%
Construction Materials	1.6%	1.7%
Diversified Telecommunication Services	1.2%	0.0%
Computers & Peripherals	1.2%	1.3%
Containers & Packaging	1.1%	1.2%
Textiles, Apparel & Luxury Goods	0.9%	0.9%
Personal Products	0.8%	0.8%
Specialty Retail	0.6%	0.6%
Media	0.6%	0.1%
Electrical Equipment	0.5%	0.6%
IT Services	0.4%	2.4%
Metals & Mining	0.1%	0.8%
Other	0.6%	1.1%

	March 31, 2004	December 31, 2003
FAIR VALUE
Commercial Services & Supplies	14.2%	12.7%
Leisure Equipment & Products	11.3%	11.3%
Food Products	9.7%	10.8%
Machinery	6.3%	7.2%
Building Products	6.1%	6.8%
Chemicals	5.5%	2.8%
Road & Rail	5.1%	5.9%
Aerospace & Defense	4.9%	5.2%
Healthcare Equipment & Supplies	4.6%	3.6%
Construction & Engineering	3.5%	3.1%
Auto Components	3.2%	3.8%
Diversified Financial Services	3.0%	3.7%
Electronic Equipment & Instruments	3.0%	3.1%
Distributors	2.5%	1.6%

	March 31, 2004	December 31, 2003
Household Products	2.3%	2.1%
Household Durables	1.9%	2.1%
Construction Materials	1.9%	2.0%
Healthcare Providers & Services	1.8%	1.7%
Computers & Peripherals	1.3%	1.5%
Diversified Telecommunication Services	1.3%	0.0%
IT Services	1.2%	3.0%
Containers & Packaging	1.1%	1.2%
Textiles, Apparel & Luxury Goods	0.9%	1.1%
Specialty Retail	0.8%	0.9%
Personal Products	0.8%	0.9%
Media	0.6%	0.1%
Electrical Equipment	0.5%	0.6%
Beverages	0.5%	0.5%
Advertising	0.0%	0.6%
Other	0.2%	0.1%

The following table shows the portfolio composition by geographic location at cost and at fair value. The geographic composition is determined by the location of the corporate headquarters of the portfolio company.

	March 31, 2004	December 31, 2003
COST
Mid-Atlantic	20.0%	18.1%
Southwest	21.2%	23.0%
Southeast	17.4%	17.4%
North-Central	18.3%	16.5%
South-Central	11.2%	10.7%
Northeast	9.6%	10.1%
Foreign	2.3%	4.2%

	March 31, 2004	December 31, 2003
FAIR VALUE
Mid-Atlantic	21.2%	19.0%
Southwest	22.4%	24.0%
Southeast	18.4%	18.9%
North-Central	17.8%	15.9%
South-Central	9.6%	9.7%
Northeast	9.0%	10.1%
Foreign	1.6%	2.4%

Operations

Marketing, Origination and Approval Process.    To source buyout and financing opportunities, we have a dedicated marketing department that targets an extensive referral network composed of investment banks, private equity and mezzanine funds, commercial banks, and business and financial brokers. Our marketing department developed and maintains an extensive proprietary database of reported middle market transactions that enables us to monitor and evaluate the middle market investing environment. Our financial professionals review thousands of financing memorandums and private placement memorandums sourced from this extensive referral network in search of potential buyout or financing opportunities. Those that pass an initial screen are then evaluated over many months by a team led by one of our financial principals. The financial principal and his or her team, with the assistance from our Financial Accounting and Compliance Team (FACT) and our operations team, along with the oversight of our investment committee, are responsible for structuring, negotiating, pricing and closing the transaction.

As of March 31, 2004, our 17 financial principals had a staff of 48 additional investment professionals, all of whom constitute our investment team. They are supported by FACT, our team of 19 CPAs and accounting professionals, who assist in initial accounting due diligence of prospective portfolio companies, portfolio monitoring and quarterly valuations of our portfolio assets. In addition, the financial principals are supported by our 8-member operations team (including two financial principals), who assist in initial operational due diligence and providing managerial assistance to portfolio companies, particularly those that are underperforming. These professionals conduct extensive due diligence of each target company that passes the initial screening process. This includes one or more on-site visits, a review of the target company’s historical and prospective financial information, identifying pro-forma adjustments, interviews with management, employees, customers and vendors, review of the adequacy of the target company’s systems, background investigations of senior management and research on the target company’s products, services and industry. We often engage professionals such as environmental consulting firms, accounting firms, law firms, risk management companies and management consulting firms with relevant industry expertise to perform elements of the due diligence.

Upon completion of our due diligence, our investment team, FACT, our operations team and any consulting firms prepare and present an extensive investment committee report containing the due diligence information to the investment committee. Our investment committee comprises our six executive officers, including our chief executive officer, chief operating officer and chief financial officer and all of the company’s managing directors. Our policy calls for the investment committee to approve each financing and our board of directors to approve each financing in excess of $1 million.

Portfolio Management.    In addition to the extensive due diligence at the time of the original investment decision, we seek to preserve and enhance the performance of our portfolio companies through our active involvement with our portfolio companies. This generally includes attendance at portfolio company board meetings, management consultation and monitoring of covenant compliance. Our investment team and FACT regularly review portfolio company monthly financial statements to assess performance and trends, periodically conduct on-site financial and operational reviews and evaluate industry and economic issues that may affect the portfolio company. FACT, with the assistance of our investment team, subject to the oversight of our investment committee and the audit and compliance committee of our board of directors, prepares a quarterly valuation of each of our portfolio company investments. We have engaged the independent financial advisory firm of Houlihan Lokey Howard & Zukin Financial Advisory, Inc. to assist in this process by reviewing each quarter a selection of our portfolio companies and to report their conclusions to our audit and compliance committee.

Operations Team.    The operations team is led by a financial principal and composed of seasoned former senior managers with extensive operational experience and accounting and financial professionals that generally work with our portfolio companies that are under performing. Portfolio companies that are performing below plan generally require more extensive assistance with enhancing their business plans, marketing strategies, product positioning, evaluating cost structures and recruiting management personnel. The operations team works closely with the portfolio company and, in many instances, members of the operations team will assist the portfolio company with day-to-day operations.

Loan Grading

We evaluate and classify all loans based on their current risk profiles. During the valuation process each quarter, a loan grade of 1 to 4 is assigned to each loan. Loans graded 4 involve the least amount of risk of loss, while loans graded 1 have the highest risk of loss. The loan grade is then reviewed and approved by our investment committee. This loan grading process is intended to reflect the performance of the portfolio company’s business, the collateral coverage of the loans and other factors considered relevant. For more information regarding our loan grading practices, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Portfolio Credit Quality.”

Competition

We compete with a large number of private equity and mezzanine funds and other financing sources, including traditional financial services companies such as finance companies and commercial banks. Some of our competitors are substantially larger and have considerably greater financial resources than we do. Our competitors may have a lower cost of funds and many have access to funding sources that are not available to us. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships and build their market shares. There is no assurance that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. In addition, because of this competition, we may not be able to take advantage of attractive investment opportunities from time to time and there can be no assurance that we will be able to identify and make investments that satisfy our investment objectives or that we will be able to meet our investment goals.

Employees

As of March 31, 2004, we had 137 employees, including 68 investment professionals, 19 accounting professionals involved in evaluating prospective investments and monitoring portfolio companies, 21 corporate finance and accounting professionals, 3 legal professionals, 7 information technology professionals, and 19 corporate and administrative staff personnel. We believe that our relations with our employees are excellent.

Business Development Company Requirements

Qualifying Assets

As a BDC, we may not acquire any asset other than “Qualifying Assets,” as defined by the 1940 Act, unless, at the time the acquisition is made, the value of our Qualifying Assets represent at least 70% of the value of our total assets. The principal categories of Qualifying Assets relevant to our business are the following:

•	securities purchased in transactions not involving any public offering from an issuer that is an eligible portfolio company (an eligible portfolio company being any issuer that (a) is organized and has its principal place of business in the United States, (b) is not an investment company other than a small business investment company wholly owned by the business development company, and (c) does not have any class of publicly-traded securities with respect to which a broker may extend credit);

•	securities received in exchange for or distributed with respect to securities described above, or pursuant to the exercise of options, warrants or rights relating to such securities; and

•	cash, cash items, government securities, or high quality debt securities maturing in one year or less from the time of investment.

We may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC unless authorized by vote of the holders of the majority, as defined in the 1940 Act, of our outstanding voting securities.

Since we made our BDC election, we have not made any substantial change in our structure or in the nature of our business.

To include certain securities above as Qualifying Assets for the purpose of the 70% test, a business development company must make available to the issuer of those securities significant managerial assistance, such as providing significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company or making loans to a portfolio company. We offer to provide significant managerial assistance to each of our portfolio companies.

Temporary Investments

Pending investment in other types of Qualifying Assets, we have invested our otherwise uninvested cash primarily in cash, cash items, government securities, agency paper or high quality debt securities maturing in one year or less from the time of investment in such high quality debt investments, referred to as temporary investments, so that at least 70% of our assets are Qualifying Assets. Typically, we invest in U.S. Treasury bills. Additionally, we may invest in repurchase obligations of a “primary dealer” in government securities (as designated by the Federal Reserve Bank of New York) or of any other dealer whose credit has been established to the satisfaction of our board of directors. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed upon future date and at a price exceeding the purchase price by an amount that reflects an agreed-upon interest rate. Such interest rate is effective for the period of time during which the investor’s money is invested in the arrangement and is related to current market interest rates rather than the coupon rate on the purchased security. We require the continual maintenance by our custodian or the correspondent in its account with the Federal Reserve/Treasury Book Entry System of underlying securities in an amount at least equal to the repurchase price. If the seller were to default on its repurchase obligation, we might suffer a loss to the extent that the proceeds from the sale of the underlying securities were less than the repurchase price. A seller’s bankruptcy could delay or prevent a sale of the underlying securities.

Leverage

For the purpose of making investments and to take advantage of favorable interest rates, we have issued, and intend to continue to issue, senior debt securities and other evidences of indebtedness, up to the maximum amount permitted by the 1940 Act, which currently permits us, as a BDC, to issue senior debt securities and preferred stock, together defined as senior securities in the 1940 Act, in amounts such that our asset coverage, as defined in the 1940 Act, is at least 200% after each issuance of senior securities. Such indebtedness may also be incurred for the purpose of effecting share repurchases. As a result, we are exposed to the risks of leverage. Although we have no current intention to do so, we have retained the right to issue preferred stock. As permitted by the 1940 Act, we may, in addition, borrow amounts up to 5% of our total assets for temporary purposes. As of March 31, 2004 and December 31, 2003, our asset coverage was 240%.

Regulated Investment Company Requirements

We operate so as to qualify as a regulated investment company under Subchapter M of the Code. If we qualify as a regulated investment company and annually distribute to our stockholders in a timely manner at least 90% of our investment company taxable income, we will not be subject to federal income tax on the portion of our taxable income and capital gains we distribute to our shareholders. Taxable income generally differs from net income as defined by generally accepted accounting principles due to temporary and permanent timing differences in the recognition of income and expenses, returns of capital and net unrealized appreciation or depreciation.

Generally, in order to maintain our status as a regulated investment company, we must (a) continue to qualify as a BDC; (b) distribute to our shareholders in a timely manner, at least 90% of our investment company taxable income, as defined by the Code; (c) derive in each taxable year at least 90% of our gross investment company income from dividends, interest, payments with respect to securities loans, gains from the sale of stock or other securities or other income derived with respect to our business of investing in such stock or securities as defined by the Code; and d) meet investment diversification requirements. The diversification requirements generally require us at the end of each quarter of the taxable year to have (i) at least 50% of the value of our assets consist of cash, cash items, government securities, securities of other regulated investment companies and other securities if such other securities of any one issuer do not represent more than 5% of our assets and 10% of the outstanding voting securities of the issuer and (ii) no more than 25% of the value of our assets invested in the securities of one issuer (other than U.S. government securities and securities of other regulated investment companies), or of two or more issuers that are controlled by us and are engaged in the same or similar or related trades or businesses.

In addition, with respect to each calendar year, if we distribute or have treated as having distributed (including amounts retained but designated as deemed distributed) in a timely manner 98% of our capital gain net income for each one-year period ending on October 31, and distribute 98% of our investment company net ordinary income for such calendar year (as well as any ordinary income not distributed in prior years), we will not be subject to the 4% nondeductible federal excise tax imposed with respect to certain undistributed income of regulated investment companies.

If we fail to satisfy the 90% distribution requirement or otherwise fail to qualify as a regulated investment company in any taxable year, we will be subject to tax in such year on all of our taxable income, regardless of whether we make any distribution to our stockholders. In addition, in that case, all of our distributions to our shareholders will be characterized as ordinary income (to the extent of our current and accumulated earnings and profits). We have distributed and currently intend to distribute sufficient dividends to eliminate our investment company taxable income.

Our wholly-owned subsidiary, ACFS, is a corporation under Subchapter C of the Code and is subject to corporate level federal and state income tax.

Investment Objectives and Policies

Our primary business objectives are to increase our taxable income, net operating income and net asset value by investing in senior debt, subordinated debt and equity of middle market companies with attractive current yields and potential for equity appreciation and realized gains. The following restrictions, along with these investment objectives, are our only fundamental policies—that is, policies that may not be changed without the approval of the holders of the majority, as defined in the 1940 Act, of our outstanding voting securities. The percentage restrictions set forth below, other than the restriction pertaining to the issuance of senior securities, as well as those contained elsewhere herein, apply at the time a transaction is effected, and a subsequent change in a percentage resulting from market fluctuations or any cause other than an action by us will not require us to dispose of portfolio securities or to take other action to satisfy the percentage restriction:

•	We will at all times conduct our business so as to retain our status as a BDC. In order to retain that status, we may not acquire any assets (other than non-investment assets necessary and appropriate to our operations as a BDC) if, after giving effect to such acquisition, the value of our Qualifying Assets amounts to less than 70% of the value of our total assets. For a summary definition of Qualifying Assets, see “Business Development Company Requirements-Qualifying Assets.” We believe most of the securities we will acquire (provided that we control or, through our officers or other participants in the financing transaction, make significant managerial assistance available to the issuers of these securities), as well as temporary investments, will generally be Qualifying Assets. Securities of public companies, on the other hand, are generally not Qualifying Assets unless they were acquired in a distribution, in exchange for or upon the exercise of a right relating to securities that were Qualifying Assets.

•

We may invest up to 100% of our assets in securities acquired directly from issuers in privately-negotiated transactions. With respect to these securities, we may, for the purpose of public resale, be deemed an “underwriter,” as that term is defined in the Securities Act. We may invest up to 50% of our assets to acquire securities of issuers for the purpose of acquiring control (up to 100% of the voting securities) of such issuers. We will not concentrate our investments in any particular industry or group of industries. Therefore, we will not acquire any securities (except upon the exercise of a right related to previously acquired securities) if, as a result, 25% or more of the value of our total assets consists of securities of companies in the same industry.

•	We may issue senior securities to the extent permitted by the 1940 Act for the purpose of making investments, to fund share repurchases, or for temporary or emergency purposes. As a BDC, we may issue senior securities up to an amount so that the asset coverage, as defined in the 1940 Act, is at least 200% immediately after each issuance of senior securities.

•	We will not:

—	act as an underwriter of securities of other issuers (except to the extent that we may (a) be deemed an “underwriter” of securities purchased by us that must be registered under the Securities Act before they may be offered or sold to the public or (b) underwrite securities to be distributed to or purchased by our stockholders in connection with offerings of securities by companies in which we are a stockholder);

—	purchase or sell real estate or interests in real estate or real estate investment trusts (except that we may purchase and sell real estate or interests in real estate in connection with the orderly liquidation of investments and may own the securities of companies or participate in a partnership or partnerships that are in the business of buying, selling or developing real estate);

—	sell securities short (except with regard to managing risks associated with publicly traded securities issued by portfolio companies);

—	purchase securities on margin (except to the extent that we may purchase securities with borrowed money);

—	write or buy put or call options (except (a) to the extent of warrants or conversion privileges in connection with our acquisition financing or other investments, and rights to require the issuers of such investments or their affiliates to repurchase them under certain circumstances, or (b) with regard to managing risks associated with publicly traded securities issued by portfolio companies);

—	engage in the purchase or sale of commodities or commodity contracts, including futures contracts (except where necessary in working out distressed loan or investment situations); or

—	acquire more than 3% of the voting stock of, or invest more than 5% of our total assets in any securities issued by, any other investment company, except as they may be acquired as part of a merger, consolidation or acquisition of assets. With regard to that portion of our investments in securities issued by other investment companies it should be noted that such investments may subject our stockholders to additional expenses.

Investment Advisor

We have no investment advisor and are internally managed by our executive officers under the supervision of our board of directors.

Legal Proceedings

We are involved in routine litigation and administrative proceedings arising in the ordinary course of business. As previously reported, the SEC staff has requested that we voluntarily provide certain documents and information as part of an informal, non-public inquiry. The SEC staff has not indicated the subject of the inquiry. We have complied fully with the requests and expect to continue to do so should additional information be requested. In a letter to us, the SEC staff stated, “This inquiry is nonpublic and should not be construed as an indication by the Commission or its staff that any violations of law have occurred, or as an adverse reflection upon any person or security.”

In the opinion of management, the ultimate resolution of all such proceedings is not expected to have a material adverse effect on our business, financial condition, or results of operation.

PORTFOLIO COMPANIES

The following table sets forth certain information as of March 31, 2004 regarding each portfolio company in which we currently have a debt or equity investment. All such debt and equity investments have been made in accordance with our investment policies and procedures. Amounts are in thousands, except percentages.

Company	Industry	Investment	% of Class Owned On a Fully Diluted Basis(1)		Cost	Fair Value(2)
3SI Acquisition Holdings, Inc. 486 Thomas Jones Way Exton, PA 19341	Electronic Equipment & Instruments — Banking Security Systems	Senior Debt Subordinated Debt Common Stock	— — 90.5%		$8,890 21,912 27,246	$8,890 21,912 33,571

					58,048	64,373
A.H. Harris & Sons, Inc. 321 Ellis Street P.O. Box 2 New Britain, CT 06050	Distributors — Construction Material	Subordinated Debt Common Stock Warrants	— 10.0%		9,670 534	9,719 394

					10,204	10,113
ACAS Acquisitions (PaR Systems), Inc. 899 Highway 96 West Shoreview, MN 55216	Machinery — Robotic Systems	Subordinated Debt Common Stock Common Stock Warrants	— 21.3 35.1	% %	19,246 2,500 4,116	19,246 6,897 11,357

					25,862	37,500
ACAS Holdings (Inca), Inc. 501 E. Purnell P.O. Box 897 Lewisville, TX 75067-0897	Building Products — Steel Products	Senior Debt Subordinated Debt Redeemable Preferred Stock Common Stock Common Stock Warrants	— — — 2.3 95.7	% %	5,654 11,182 29,661 5,100 3,060	5,654 11,204 3,338 — 446

					54,657	20,642
ACE Cash Express, Inc. 1231 Greenway Drive, Suite 600 Irving, TX 75038	Diversified Financial Services — Retail Financial Services Stores	Subordinated Debt	—		30,240	30,240
Aeriform Corporation 4201 FM 1960 West Suite 590 Houston, TX 77068	Chemicals — Packaged Industrial Gas Distributor	Senior Debt Senior Subordinated Debt Junior Subordinated Debt Common Stock Warrants Redeemable Preferred Stock	— — — 82.8 —%		5,167 15,542 16,117 4,360 118	5,167 15,592 3,226 — —

					41,304	23,985
Aerus, LLC 2300 Windy Ridge Parkway Suite 900 Atlanta, GA 30339	Household Durables — Vacuum Cleaners	Membership Interest	2.5%		246	—
Alemite Holdings, Inc. 7845 Little Avenue Charlotte, NC 28226	Machinery — Lubricating Equipment	Subordinated Debt Common Stock Warrants	— 9.0%		10,485 124	10,485 124

					10,609	10,609
American Decorative Surfaces International Inc. 1610 Design Way Dupo, IL 62239	Building Products — Decorative Paper & Vinyl Products	Subordinated Debt Convertible Preferred Stock	— 100.0%		26,481 13,674	21,314 —

					40,155	21,314
ASC Industries, Inc. 2100 International Parkway North Canton, OH 44720	Auto Components — Aftermarket Automotive Components	Subordinated Debt Common Stock Warrants Redeemable Preferred Stock	— 31.6 —%		18,159 6,531 4,076	18,159 13,576 4,076

					28,766	35,811

Company	Industry	Investment	% of Class Owned On a Fully Diluted Basis(1)		Cost	Fair Value(2)
Atlantech Holding Corp. 5883 Glenridge Drive Suite 200 Atlanta, GA 30328-5363	Construction & Engineering — Polymer-based Products	Subordinated Debt with Non-Detachable Warrants	6.2%		20,486	19,575
		Redeemable Preferred Stock with Non-Detachable Common Stock	1.1%		1,285	824

					21,771	20,399
Automatic Bar Controls, Inc. 790 Eubanks Drive Vacaville, CA 95688	Commercial Services & Supplies — Beverage Dispensers	Senior Debt Subordinated Debt Common Stock Common Stock Warrants	— — 63.3 1.7	% %	11,850 14,275 7,000 182	11,850 14,275 19,213 490

					33,307	45,828
Auxi Health, Inc. 2100 West End Avenue Suite 750 Nashville, TN 37203	Health Care Providers & Services — Home Healthcare	Senior Debt Subordinated Debt Common Stock Warrants Convertible Preferred Stock	— — 17.5 54.5	% %	$5,251 17,766 2,599 2,732	$5,251 9,365 — —

					28,348	14,616
Bankruptcy Management Solutions, Inc. 8 Corporate Park Suite 230 Irvine, CA 92614	Commercial Services & Supplies — Case Management Software, Financial and Other Services	Senior Debt Subordinated Debt Common Stock Common Stock Warrants	— — 6.5 2.3	% %	4,047 13,578 1,000 343	4,047 13,578 1,000 343

					18,968	18,968
Baran Group, Ltd 8, Omarim St. Industrial Park Omer, Israel 84965	Communications Equipment — Wireless Communications Network Services	Common Stock	0.5%		2,373	293
BC Natural Foods LLC 1745 Shea Center Drive, 4th Floor Highlands Ranch, CO 80129	Food Products — Organic & Natural Poultry	Senior Debt Subordinated Debt Common Stock Warrants	— — 15.2%		5,231 26,913 3,331	5,231 26,913 6,513

					35,475	38,657
Biddeford Real Estate Holdings, Inc. 2 Bethesda Metro Center Bethesda, MD 20814	Real Estate — Commercial	Senior Debt Common Stock	— 100.0%		2,784 363	2,784 476

					3,147	3,260
BLI Holdings Corp. 20465 East Walnut Drive North Walnut, CA 91789-2819	Personal Products — Personal Care Items	Subordinated Debt	—		17,046	17,046
Bridgeport International, Inc. P.O. Box 22, Forest Road Leicester, LES OFJ England	Machinery — Machine Tools, Metal Cutting Types	Senior Debt Subordinated Debt Common Stock Convertible Preferred Stock	— — 28.6 71.4	% %	7,454 5,897 2,000 5,000	7,454 5,947 — 2,688

					20,351	16,089
Bumble Bee Seafoods, L.P. 9655 Granite Ridge Dr San Diego, CA 92123-2674	Food Products — Canned Tuna and Other Seafood	Subordinated Debt Limited Partnership Units	— 1.2%		14,873 421	14,873 1,754

					15,294	16,627
Capital.com, Inc. Two Bethesda Metro Center Bethesda, MD 20814	Diversified Financial Services — Financial Portal	Common Stock	85.0%		1,492	400

Company	Industry	Investment	% of Class Owned On a Fully Diluted Basis(1)		Cost	Fair Value(2)
CamelBak Products, LLC 1310 Redwood Way Suite C Petaluma, CA 94954	Leisure Equipment & Products — Portable Hands-Free Hydration Systems	Subordinated Debt	—		37,920	37,920
Case Logic, Inc. 6303 Dry Creek Parkway Longmont, CO 80503	Leisure Equipment & Products — Storage Products	Subordinated Debt with Non-Detachable Warrants Common Stock Redeemable Preferred Stock	8.4 0.5 —	% %	23,838 — 443	22,848 — 432

					24,281	23,280
Chronic Care Solutions, Inc. 14255 49th Street North Suite 301 Clearwater, FL 33762	Health Care Equipment & Supplies — Mail Order Medical Supplies	Subordinated Debt Common Stock Convertible Preferred Stock Common Stock Warrants	— 0.2 0.2 3.6	% % %	43,185 1 144 1,676	43,185 1 144 1,676

					45,006	45,006
CIVCO Holding, Inc. 1515 Arapahoe, Tower One Suite 1500 Denver, CO 80202	Health Care Equipment & Supplies — Medical Products Supporting Ultrasound Imaging Equipment	Subordinated Debt Redeemable Preferred Stock Common Stock Common Stock Warrants	— — 9.6 4.2	% %	$11,006 1,040 2,123 997	$11,006 1,040 2,123 997

					15,166	15,166
Confluence Holdings Corp. 3761 Old Glenola Road Trinity, NC 27370	Leisure Equipment & Products — Canoes & Kayaks	Senior Debt Subordinated Debt Redeemable Preferred Stock Convertible Preferred Stock Common Stock Warrants Common Stock(3)	— — — 7.1 72.2 —	% %	11,467 12,208 6,896 3,529 — 2,700	11,467 10,793 — — — 546

					36,800	22,806
Corporate Benefit Services of America, Inc. 10159 Wayzata Boulevard Minnetonka, MN 55305	Commercial Services & Supplies — Third Party Manager and Administrator of Employee Healthcare Benefit Plans	Senior Debt Subordinated Debt Common Stock Warrants	— — 2.7%		3,981 14,493 695	3,981 14,493 695

					19,169	19,169
Corrpro Companies, Inc. 1090 Enterprise Drive Medina, OH 44256	Construction & Engineering — Corrosion Protection Related Services, Systems, Equipment and Materials	Subordinated Debt Common Stock Warrants Redeemable Preferred Stock	— 19.1 —%		11,265 3,392 1,168	11,265 3,392 1,168

					15,825	15,825
Cottman Acquisitions, Inc. 240 New York Drive Fort Washington, PA 19034	Commercial Services & Supplies — Franchisor of Automotive Transmission Repair Centers	Subordinated Debt Redeemable Preferred Stock Common Stock Warrants Common Stock	— — 5.5 83.1	% %	13,550 14,775 11,197 6,500	13,550 14,775 11,197 6,500

					46,022	46,022
Cycle Gear, Inc. 4950 Industrial Way Benicia, CA 94510	Specialty Retail — Motor Cycle Accessories	Senior Debt Subordinated Debt Common Stock Warrants Redeemable Preferred Stock	— — 50.7 —%		281 10,575 973 1,880	281 10,629 5,378 1,880

					13,709	18,168
DanChem Technologies, Inc. 1975 Old Richmond Road Danville, VA 24540	Chemicals — Specialty Contract Chemical Manufacturing	Senior Debt Subordinated Debt Common Stock Common Stock Warrants	— — 38.6 36.3	% %	12,361 8,572 2,500 2,221	12,361 8,572 1,072 1,829

					25,654	23,834

Company	Industry	Investment	% of Class Owned On a Fully Diluted Basis(1)		Cost	Fair Value(2)
DigitalNet, Inc. 2525 Network Place Herndon, VA 20171	IT Services — Information Services	Common Stock Warrants	0.2%		624	637
Erie County Plastics Corporation 844 Route 6 Corry, PA 16407	Containers & Packaging — Molded Plastics	Subordinated Debt Common Stock Warrants	— 14.8%		9,715 1,170	9,733 1,890

					10,885	11,623
Escort Inc. 5440 West Chester Road West Chester, OH 45069	Leisure Equipment & Products — Automotive Electronic Products	Senior Debt Subordinated Debt Redeemable Preferred Stock Common Stock Warrants	— — — 64.5%		5,724 17,463 4,974 8,783	5,724 17,463 4,974 17,509

					36,944	45,670
Euro-Caribe Packing Company, Inc. P.O. Box 3146 Zona Industrial Sabana Abajo Carolina (San Juan), PR 00984	Food Products — Meat Processing	Senior Debt Subordinated Debt Common Stock Warrants Convertible Preferred Stock	— — 9.2 75.0	% %	7,873 7,659 1,110 4,302	7,920 7,671 116 1,312

					20,944	17,019
Euro-Pro Operating LLC 1210 Washington Street West Newton, MA 02465	Household Durables — Home Cleaning Products	Senior Debt	—		39,816	39,816
European Touch LTD. II 5260 North 126th Street P.O. Box 347 Butler, WI 53007	Commercial Services & Supplies — Salon Appliances	Senior Debt Subordinated Debt Common Stock Redeemable Preferred Stock Common Stock Warrants	— — 25.5 — 62.7	% %	$4,170 12,275 1,500 486 3,683	$4,170 12,275 4,045 486 10,691

					22,114	31,667
Flexi-Mat Holding, Inc. 2244 S. Western Avenue Chicago, IL 60608	Leisure Equipment & Products — Pet Beds	Senior Debt Subordinated Debt Common Stock Redeemable Preferred Stock	— — 82.8 —%		7,986 10,840 9,706 8,944	7,986 10,840 14,658 8,944

					37,476	42,428
FMI Holdco I, LLC 800 Federal Blvd Carteret, NJ 07008-1098	Road & Rail — Full-Service Logistics Provider	Senior Debt Subordinated Debt Common Stock Redeemable Preferred Stock	— — 11.7 —%		17,491 12,338 2,683 1,567	17,491 12,338 2,683 1,567

					34,079	34,079
Formed Fiber Technologies, Inc. 125 Allied Road, P.O. Box 1300 Auburn, MA 04211-1300	Auto Components — Non-woven Fiber Products	Subordinated Debt Common Stock Warrants	— 4.4%		13,831 122	13,831 122

					13,953	13,953
Fulton Bellows & Components, Inc. 2318 Kingston Pike SW P.O. Box 400 Knoxville, TN 37901-0400	Machinery — Bellows	Senior Debt Subordinated Debt Common Stock Warrants	— — 7.7%		12,487 6,808 1,305	8,528 — —

					20,600	8,528

Company	Industry	Investment	% of Class Owned On a Fully Diluted Basis(1)		Cost	Fair Value(2)
Futurelogic Group, Inc. 425 E. Colorado Street Suite 670 Glendale, CA 91205	Computers & Peripherals — Embedded Thermal Printer Solutions	Senior Debt Subordinated Debt Common Stock Common Stock Warrants	— — 5.1 2.7	% %	11,957 13,349 20 —	11,957 13,349 1,815 946

					25,326	28,067
Global Dosimetry Solutions, Inc. 3300 Hyland Avenue Costa Mesa, CA 92626	Commercial Services & Supplies — Radiation Dosimetry Services	Subordinated Debt Common Stock Redeemable Preferred Stock Common Stock Warrants	— 15.3 — 77.2	% %	17,338 1,750 11,982 8,827	17,338 1,750 11,982 8,827

					39,897	39,897
Halex Holdings, Inc. 750 S Reservoir Street Pomona, CA 91766-3815	Construction Materials — Flooring Materials	Subordinated Debt Redeemable Preferred Stock Convertible Preferred Stock	— — 70.4%		20,997 12,882 1,407	20,997 12,882 6,004

					35,286	39,883
Hartstrings LLC 270 E. Conestoga Rd. Strafford, PA 19087	Textiles, Apparel & Luxury Goods — Children’s Apparel	Senior Debt Subordinated Debt Common Stock Warrants	— — 37.3%		3,076 12,322 3,572	3,076 12,322 4,918

					18,970	20,316
Interior Specialist, Inc. 1630 Faraday Ave. Carlsbad, CA 92008	Commercial Services & Supplies — Outsourced Interior Design and Installation Services	Subordinated Debt	—		12,838	12,838
Iowa Mold Tooling Co., Inc. 500 West US Highway 18 Garner, IA 50438	Machinery — Specialty Equipment	Subordinated Debt Common Stock Redeemable Preferred Stock Common Stock Warrants	— 32.9 — 41.0	% %	15,468 4,760 18,864 5,918	15,576 — 15,968 783

					45,010	32,327
JAG Industries, Inc. 2201 Aisquith Street Baltimore, MD 21218	Metals & Mining — Metal Fabrication & Tablet Manufacturing	Subordinated Debt	—		$1,398	$101
Jones Stephens Corp. 3249 Moody Parkway Moody, AL 35004	Building Products — Specialty Plumbing Components	Subordinated Debt Common Stock Redeemable Preferred Stock Convertible Preferred Stock	— 43.8 — 43.8	% %	21,009 3,500 7,000 3,500	21,009 3,500 7,000 3,500

					35,009	35,009
KAC Holdings, Inc. 515 E. Touhy Avenue Des Plaines, IL 60018	Chemicals — Assembly Materials	Senior Debt Subordinated Debt Common Stock Redeemable Preferred Stock	— — 98.4 —%		31,181 20,861 1,550 14,096	31,181 20,861 1,550 14,096

					67,688	67,688
Kelly Aerospace, Inc. 1400 East South Boulevard Montgomery, AL 36116	Aerospace & Defense — General Aviation & Performance Automotive	Subordinated Debt Common Stock Warrants	— 20.0%		9,266 1,588	9,266 1,259

					10,854	10,525
Logex Corporation 1100 Town & Country Road Suite 850 Orange, CA 92868	Road & Rail — Industrial Gases	Subordinated Debt Common Stock Warrants Redeemable Preferred Stock	— 85.4 —%		20,850 7,454 3,930	20,850 2,782 390

					32,234	24,022

Company	Industry	Investment	% of Class Owned On a Fully Diluted Basis(1)		Cost	Fair Value(2)
Marcal Paper Mills, Inc. 1 Market Street Elmwood, NJ 07407-1457	Household Products — Towel, Tissue & Napkin Products	Senior Debt Subordinated Debt Common Stock Common Stock Warrants	— — 15.0 20.0	% %	22,658 21,069 — 5,001	22,658 21,069 — 4,773

					48,728	48,500
MBT International, Inc. 620 Dobbin Road Charleston, SC 29414	Distributors — Musical Instrument Distributor	Subordinated Debt Common Stock Common Stock Warrants Redeemable Preferred Stock	— 7.2 81.5 —	% %	15,526 1,233 5,254 929	15,530 29 5,254 929

					22,942	21,742
Mobile Tool International, Inc. 5600 West 88th Avenue Westminster, CO 80031	Machinery — Aerial Lift Equipment	Subordinated Debt	—		2,698	1,604
Money Mailer, LLC 14271 Corporate Drive Garden Grove, CA 92843	Advertising — Shared Mail Direct Marketer	Subordinated Debt Common Stock	— 5.9%		8,605 1,500	8,605 1,992

					10,105	10,597
MP TotalCare, Inc. 615 South Ware Blvd. Tampa, FL 33619	Healthcare Equipment & Supplies — Respiratory & Diabetic Supplies	Senior Debt	—		14,821	14,821
Nailite International, Inc. 1111 NW 165th Street Miami, FL 33169-5819	Building Products — Siding Manufacturer	Subordinated Debt Common Stock Warrants	— 5.0%		8,227 1,232	8,227 2,333

					9,459	10,560
Nancy’s Specialty Foods, Inc. 6800 Overlake Place Newark, CA 94560	Food Products — Frozen Gourmet Quiche Entrees, Appetizers and Desserts	Subordinated Debt	—		15,128	15,128
Network for Medical Communication & Research, LLC 780 Johnson Ferry Road Suite 100 Atlanta, GA 30342	Commercial Services & Supplies — Specialized Medical Educational Programs	Subordinated Debt Common Stock Warrants	— 32.7%		13,389 2,038	13,389 47,024

					15,427	60,413
New Piper Aircraft, Inc. 2926 Piper Drive Vero Beach, FL 32960	Aerospace & Defense — Aircraft Manufacturing	Senior Debt Subordinated Debt Common Stock	— — 93.0%		$57,329 28 95	$57,371 509 2,234

					57,452	60,114
NewStarcom Holdings, Inc. 661 Pleasant Street Norwood, MA 02062	Construction & Engineering — Electrical Contractor	Subordinated Debt Common Stock Convertible Preferred Stock	— 0.2 66.4	% %	33,278 — 11,500	36,945 — —

					44,778	36,945
Nivel Holdings, LLC 13300 Vantage Way Jacksonville, FL 32218	Distributors — Golf Car Replacement Parts and Accessories	Senior Debt Subordinated Debt Redeemable Preferred Stock Common Stock Common Stock Warrants	— — — 7.9 3.3	% %	10,857 8,377 900 100 41	10,857 8,377 900 100 41

					20,275	20,275

Company	Industry	Investment	% of Class Owned On a Fully Diluted Basis(1)		Cost	Fair Value(2)
nSpired Natural Foods, Inc. 14855 Wicks Boulevard San Leandro, CA 94577	Food Products— Natural and Organic Foods	Senior Debt Subordinated Debt Common Stock Redeemable Preferred Stock	— — 100.0 —%		17,839 9,033 5,000 26,071	17,839 9,033 874 26,071

					57,943	53,817
NWCC Acquisition, LLC 7221 South 10th Street Oak Creek, WI 53154	Containers & Packaging — Water-based Adhesives and Coatings	Subordinated Debt Common Stock Redeemable Preferred Stock	— 18.3 —%		9,616 291 2,764	9,616 24 2,335

					12,671	11,975
Optima Bus Corporation 2811 North Ohio Street Wichita, KS 67219	Machinery — Buses	Senior Debt Subordinated Debt Common Stock Convertible Preferred Stock Common Stock Warrants	— — 1.0 91.4 2.1	% % %	2,226 10,863 1,896 18,748 4,041	2,226 8,640 — — —

					37,774	10,866
Patriot Medical Technologies, Inc. 210 Twenty-fifth Avenue, North Suite 1015 Nashville, TN 37230	Commercial Services & Supplies — Repair Services	Common Stock Warrants Convertible Preferred Stock	7.8 4.3	% %	612 1,319	— 564

					1,931	564
Phillips & Temro Holdings LLC 9700 West 74th Street Eden Prairie, MN 55344	Auto Components — Automotive and Heavy Duty Truck Products	Subordinated Debt Common Stock Warrants	— 5.0%		4,676 348	4,676 1,644

					5,024	6,320
Plastech Engineered Products, Inc. 22000 Garrison Road Dearborn, MI 48124	Auto Components — Automotive Component Systems	Common Stock Warrants	2.1%		2,577	11,767
Precitech, Inc. 44 Blackbrook Road Keene, NH 03431	Machinery — Ultra Precision Machining Systems	Senior Debt Subordinated Debt Redeemable Preferred Stock Common Stock Common Stock Warrants	— — — 43.3 44.7	% %	7,662 5,258 4,738 2,204 2,278	7,662 5,258 1,356 — 717

					22,140	14,993
Riddell Holdings, LLC 669 Sugar Lane Elyria, OH 44035	Leisure Equipment & Products — Branded Sporting Goods	Subordinated Debt Common Stock Redeemable Preferred Stock	— 3.9 —%		$20,374 2,141 859	$20,374 2,876 859

					23,374	24,109
Roadrunner Freight Systems, Inc. 4900 S. Pennsylvania Avenue Cudahy, WI 53110	Road & Rail — Truck Freight Delivery	Subordinated Debt Common Stock Common Stock Warrants	— 57.6 12.1	% %	17,164 13,550 2,840	17,164 16,487 3,226

					33,554	36,877
Specialty Brands of America, Inc. 1400 Old Country Road, Suite 103 Westbury, NY 11590	Food Products — Specialty Foods	Senior Debt Subordinated Debt Redeemable Preferred Stock Common Stock Common Stock Warrants	— — — 22.0 63.1	% %	24,398 15,649 11,603 3,392 9,746	24,398 15,649 11,603 3,392 9,746

					64,788	64,788

Company	Industry	Investment	% of Class Owned On a Fully Diluted Basis(1)		Cost	Fair Value(2)
S-Tran Holdings, Inc. 3606 N. Graham Street Charlotte, NC 28206	Road & Rail — Overnight Shorthaul Delivery	Subordinated Debt Redeemable Preferred Stock Common Stock Common Stock Warrants	— — 18.0 62.0	% %	16,024 7,000 — 2,869	13,499 — — —

					25,893	13,499
Stravina Operating Company, LLC 19850 Nordhoff Place Chatsworth, CA 91311	Leisure Equipment & Products — Personalized Novelty and Souvenir Items	Subordinated Debt Common Stock	— 4.0%		27,353 1,000	27,353 1,000

					28,353	28,353
Technical Concepts Holdings, LLC 1301 Allanson Road Mundelein, IL 60060	Building Products — Automated Restroom Hygiene Solutions	Senior Debt Subordinated Debt Common Stock Warrants	— — 5.0%		16,817 13,357 1,703	16,817 13,357 1,703

					31,877	31,877
Texstars, Inc. P.O. Box 534036 Grand Prairie, TX 75053-4036	Aerospace & Defense — Aviation and Transportation Accessories	Senior Debt Subordinated Debt Common Stock Common Stock Warrants	— — 36.4 37.4	% %	13,098 7,354 1,500 1,542	13,098 7,354 6,018 6,639

					23,494	33,109
The Hygenic Corporation 1245 Home Avenue Akron, OH 44310	Healthcare Equipment & Supplies — Healthcare and Fitness Products	Subordinated Debt Redeemable Preferred Stock Common Stock	— — 39.7%		10,185 11,250 1,250	10,185 11,250 1,250

					22,685	22,685
The L.A. Studios, Inc. 3453 Cahuega Blvd., West Hollywood, CA 90068	Media — Audio Production	Subordinated Debt	—		2,248	2,252
The Lion Brewery, Inc. 700 N. Pennsylvania Avenue Wilkes-Barre, PA 18705	Beverages — Malt Beverages	Subordinated Debt Common Stock Warrants	— 54.0%		6,106 675	6,159 4,012

					6,781	10,171
ThreeSixty Sourcing, Ltd. 19511 Pauling Foothill Ranch, CA 92610	Commercial Services & Supplies — Outsourced Management Services	Senior Debt Subordinated Debt Common Stock Warrants	— — 4.5%		$5,500 19,556 1,386	$5,500 11,254 —

					26,442	16,754
T-NETIX, Inc. 2155 Chenault Drive Carrollton, TX 75006	Diversified Telecommunication Services — Telecommunications Services and Products for Correctional Facilities	Subordinated Debt Common Stock	— 5.0%		25,814 1,000	25,814 1,000

					26,814	26,814
TransCore Holdings, Inc. 7611 Derry Street Harrisburg, PA 17111	IT Services — Transportation Information Management Services	Common Stock Warrants Redeemable Preferred Stock Convertible Preferred Stock	6.4 — 1.0	% %	4,368 613 2,936	20,817 613 2,936

					7,917	24,366

Company	Industry	Investment	% of Class Owned On a Fully Diluted Basis(1)	Cost	Fair Value(2)
Trinity Hospice, LLC 7611 Derry Street Harrisburg, PA 17111	Health Care Providers & Services — Hospice Care	Senior Debt Common Stock Redeemable Preferred Stock	— 10.6 —%	15,270 12 4,207	15,270 3,308 4,207

				19,489	22,785
UAV Corporation 2200 Carolina Place Fort Mill, SC 29708	Leisure Equipment & Products — Pre-recorded Video, Audio Tapes & Software	Subordinated Debt	—	14,208	14,208
Vigo Remittance Corp. 10251 W. Oakland Park Blvd. Sunrise, FL 33351	Diversified Financial Services — Electronic Funds Transfer	Senior Debt Subordinated Debt Common Stock Warrants	— — 4.9%	12,932 18,549 1,213	12,932 18,549 2,337

				32,694	33,818
Visador Holding Corporation 1000 Industrial Way Marion, VA 24354	Building Products — Stair Components and Wood Columns	Subordinated Debt Common Stock Warrants	— 5.4%	9,768 462	9,768 462

				10,230	10,230
Warner Power, LLC 40 Depot Street Warner, NH 03278	Electrical Equipment — Power Systems & Electrical Ballasts	Senior Debt Subordinated Debt Common Stock Warrants	— — 62.5%	914 8,422 2,246	914 8,455 517

				11,582	9,886
Weston ACAS Holdings, Inc. 1400 Weston Way P.O. Box 2653 West Chester, PA 19380-1499	Commercial Services & Supplies — Environmental Consulting	Subordinated Debt	—	7,675	7,675

(1)	Percentages shown for warrants and convertible preferred stock held represents the percentage of a class of a security we may own, on a fully diluted basis, assuming we exercise our warrants or convert our preferred stock to common stock.

(2)	These valuations were determined by our board of directors.

(3)	Less than 0.1% ownership.

DETERMINATION OF NET ASSET VALUE

The net asset value per share of our outstanding common stock is determined quarterly, as soon as practicable after and as of the end of each calendar quarter, by dividing the value of total assets minus liabilities (including the liquidation preferences of our preferred stock) by the total number of shares of common stock outstanding at the date as of which the determination is made.

In calculating the value of our total assets, securities that are traded in the over-the-counter market or on a stock exchange are valued at the prevailing bid price on the valuation date, unless the investment is subject to a restriction that requires a discount from such price, which is determined by our board of directors. All other investments are valued at fair market value as determined in good faith by our board of directors. In making such determination, our board of directors will value loans and non-convertible debt securities for which there exists no public trading market at cost plus amortized original issue discount, if any, unless adverse factors lead to a determination of a lesser value. In valuing convertible debt securities, equity or other types of securities for which there exists no public trading market, our board of directors will determine fair market value on the basis of collateral, the issuer’s ability to make payments, its earnings and other pertinent factors.

A substantial portion of our assets consists of securities carried at fair market values determined by our board of directors. Determination of fair market values involves subjective judgment not susceptible to substantiation. Accordingly, the notes to our financial statements refer to the uncertainty with respect to the possible effect of such valuations on our financial statements.

MANAGEMENT

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently has seven members, six of whom are not “interested persons” of us as defined in Section 2(a)(19) of the 1940 Act (the “Independent Directors”). There are two vacancies on our board of directors. Our board of directors elects our officers who serve at the pleasure of our board of directors.

Pursuant to the terms of our Second Amended and Restated Certificate of Incorporation, as amended, the directors are divided into three classes, the first and second composed of two directors each, and the third composed of three directors. The first class holds office for a term expiring at the 2007 annual meeting of stockholders, the second class holds office for a term expiring at the annual meeting of stockholders to be held in 2005 and the third class holds office for a term expiring at the annual meeting of stockholders to be held in 2006. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualified or until his or her death, removal or resignation. Mary C. Baskin and Alvin N. Puryear have terms expiring in 2007 and Neil M. Hahl and Stan Lundine have terms expiring in 2005. Malon Wilkus, Phillip R. Harper and Kenneth D. Peterson, Jr. have terms expiring in 2006. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.

Executive Officers and Directors

Set forth below are the names of our executive officers and directors and their respective positions:

Name(1)	Age	Position
Executive Officer and Director:
Malon Wilkus (1986)	52	President, Chief Executive Officer and Chairman of the Board of Directors(2)

Executive Officers:
John R. Erickson	44	Executive Vice President, Chief Financial Officer and Secretary
Ira J. Wagner	51	Executive Vice President and Chief Operating Officer
Roland H. Cline	56	Senior Vice President and Managing Director
Gordon J. O’Brien	38	Senior Vice President and Managing Director
Darin R. Winn	39	Senior Vice President and Managing Director

Directors:
Mary C. Baskin (2000)	53	Director
Neil M. Hahl (1997)	55	Director
Philip R. Harper (1997)	60	Director
Stan Lundine (1997)	65	Director
Kenneth D. Peterson, Jr. (2001)	51	Director
Alvin N. Puryear (1998)	67	Director

(1)	For directors, year first elected as director is shown.
(2)	Interested Person, as defined in Section 2(a)(19) of the 1940 Act. Mr. Wilkus is an Interested Person because he is an employee and an officer of the company.

Malon Wilkus.    Mr. Wilkus founded the company in 1986 and has served as our Chief Executive Officer since that time. From 1986 to 1999 he served and since 2001 he has served as our President. Mr. Wilkus served as Vice Chairman of our board of directors from 1997 to 1998 and has served as Chairman of our board of directors since 1998.

Mary C. Baskin.    Ms. Baskin has been Managing Director of the Ansley Consulting Group, a retained executive search firm, since 1999. From 1997 to 1999, Ms. Baskin served as Partner for Quayle Partners, a start-up consulting firm that she help found. From 1996 to 1997, Ms. Baskin served as Vice President and Senior Relationship Manager for Harris Trust and Savings Bank. From 1990 to 1996, Ms. Baskin served as Director, Real Estate Division and Account Officer, Special Accounts Management Unit for the Bank of Montreal.

Roland H. Cline.    Mr. Cline has served as our Senior Vice President and Managing Director since 2001. From 1998 to 2001, he was a Vice President of our company.

John R. Erickson.    Mr. Erickson has served as Executive Vice President of our company since 2001 and as Chief Financial Officer since 1998 and Secretary since 1999. From 1998 to 2001, he served as a Vice President of our company. From 1990 to 1996, he served as Chief Financial Officer of Storage USA, Inc., an operator of self-storage facilities. From 1996 to 1998, he served as President of Storage USA Franchise Corp., a subsidiary of Storage USA, Inc.

Neil M. Hahl.    Mr. Hahl is a general business consultant. He was President of The Weitling Group, a business consulting firm, from 1996 to 2001. From 1995 to 1996, Mr. Hahl served as Senior Vice President of the American Financial Group. From 1982 to 1996, Mr. Hahl served as Senior Vice President and Chief Financial Officer of Penn Central Corporation.

Philip R. Harper.    Mr. Harper has served as Chairman, Chief Executive Officer and President, of US Investigations Services, Inc., a private investigations company, since 1996. From 1991 to 1994, Mr. Harper served a President of Wells Fargo Alarm Services. From 1988 to 1991, Mr. Harper served as President of Burns International Security Services—Western Business Unit. Mr. Harper served in the U.S. Army from 1961 to 1982, where he commanded airborne infantry and intelligence units.

Stan Lundine.    Mr. Lundine has served as Of Counsel for the law firm of Sotir and Goldman and as Executive Director of the Chautauqua County Health Network since 1995. From 1987 to 1994, he was the Lieutenant Governor of the State of New York. From 1976 to 1986, Mr. Lundine served as a member of the U.S. House of Representatives. Mr. Lundine is a Director of US Investigations Services, Inc., National Forge Company and John G. Ullman and Associates, Inc.

Gordon J. O’Brien.    Mr. O’Brien has served as Senior Vice President and Managing Director of our company since 2001. Prior to his election as a Senior Vice President, he had been elected as a Vice President of our company in 2001. From 1998 to 2001, he was a principal of our company. Prior to joining us, from 1995 to 1998, he was a Vice President at Pennington Partners & Company, a private equity fund.

Kenneth D. Peterson, Jr.    Mr. Peterson has been Chief Executive Officer of Columbia Ventures Corporation, a firm holding interests in businesses in the international aluminum smelting, aluminum fabrication and finishing and other industries, since 1988. He is a member of the Board of Directors of Gloabalstar Australia Pty. Ltd., Islandssimihf in Iceland and the Washington Institute Foundation.

Alvin N. Puryear.    Dr. Puryear is the Lawrence N. Field Professor of Entrepreneurship and Professor of Management at Baruch College of the City University of New York and has been on the faculty there since 1970. He is Director of the GreenPoint Bank and GreenPoint Financial Corporation. He is also a member of the Board of Directors of the Bank of Tokyo-Mitsubishi Trust Company.

Ira J. Wagner.    Mr. Wagner has served as our Executive Vice President and Chief Operating Officer since 2001 and served as a Senior Vice President of our company in 2001 prior to becoming Executive Vice President. He has been an employee of our company since 1997 and has held the positions of Principal and Senior Investment Officer. From 1993 to 1997, Mr. Wagner was a self-employed consultant and financial advisor.

Darin R. Winn.    Mr. Winn has served as our Senior Vice President and Managing Director since 2002. From 2001 to 2002, he was a Vice President of our company, and from 1998 to 2001, a principal of our company. Prior to joining us, he worked at Stratford Equity Partners, a mezzanine and equity fund, from 1995 to 1998.

Employment Agreements

In March 2003, we entered into employment agreements with each of our executive officers, replacing existing agreements with each of our executive officers other than Mr. Winn, who did not have an employment agreement. We executed an amendment to each of the employment agreements, other than Mr. Wilkus’ agreement, as of March 1, 2004. Messrs. Cline, O’Brien and Winn’s employment agreements were further amended as of July 1, 2004. The agreements of each of our executive officers other than Mr. Wilkus provide for a one-year term that renews on a daily basis so that there will always be one year remaining until either party gives notice that the automatic renewals are to be discontinued. Mr. Wilkus’ agreement has a two-year term which, on each anniversary renews for an additional year, unless either party has given six months advance written notice that the automatic extensions are to cease. The base salary under Mr. Wilkus’ agreement is $530,000 per year; the base salary under the agreements of Messrs. Erickson and Wagner is $400,000 per year; the base salary under Mr. O’Brien’s agreement is $425,000; the base salary under Mr. Winn’s is $400,000 per year; and the base salary under Mr. Cline’s agreement is $375,000. The compensation and governance committee has the sole right to increase the base salary during the term of each agreement and, for 2004, it has set the base salary for Mr. Wilkus at $660,000, the base salary for each of Messrs. Erickson and Wagner at $480,000, and effective as of July 1, 2004, the base salary of Mr. O’Brein at $425,000, the base salary of Mr. Winn at $400,000 and the base salary of Mr. Cline at $375,000. Additionally, the base salary may be decreased but not below the original base salary. The employment agreements provide that our executive officers are entitled to participate in a performance-based target bonus program under which Mr. Wilkus will annually receive up to 230% of his base salary, Messrs. Erickson and Wagner, will each receive up to 175% of their base salary, Messrs. O’Brien and Winn will each receive up to 120% of their base salary and Mr. Cline will receive up to 100% of his base salary, depending on the portfolio and our performance and the officer’s performance against certain criteria established by our compensation and governance committee. Mr. Wilkus is entitled to receive 5% of his bonus regardless of our company’s performance.

In the event we should terminate an executive officer’s employment by reason of our executive officer’s disability, the executive officer is entitled to a continuation of his base salary for one year (two years in the case of Mr. Wilkus) reduced by the amount of any long-term disability payments received by the executive officer during this period. In addition, the executive officer will be entitled to receive a target bonus for the year in which his employment is terminated following a disability based on the highest target bonus that could have been earned in that year by the executive officer and a further bonus payment during the one-year salary continuation period (two years in the case of Mr. Wilkus) equal to the highest target bonus that could have been earned by the executive officer during the year in which the disability termination occurred. During the base salary continuation period following a disability, the executive officer will also continue to receive insurance and other employee benefits.

In the event that the executive officer’s employment is terminated by us other than for the executive officer’s misconduct, the executive officer is entitled to receive a continuation of base salary, target bonus and insurance benefits for a specified period as well as payment of a prorated target bonus for the year of termination computed at the highest target bonus that could have been earned in the year of termination. In the case of Mr. Wilkus, the continuation period is two years, in the case of Messrs. Erickson and Wagner the period is 18 months and in the case of Messrs. Cline, O’Brien and Winn, the period is 12 months. During the continuation period, the base salary will be continued at the highest rate in effect in the 24 months preceding termination. The target bonus paid during the continuation period would be the higher of the highest target bonus that could have been earned in the year of termination and the highest target bonus that was actually paid to the executive officer in the three years preceding termination. No such amounts would be paid if the termination was the result of misconduct by the executive officer, which is generally defined as failure by the executive officer to perform his or her duties under the employment agreement after notice and a cure period, the commission by the executive officer of dishonest, demonstrably injurious acts or material breaches of the employment agreement or our company policies. Before the executive officer is eligible to receive any such compensation or benefits, he or she must enter into a mutual release agreement with the company.

In the event of a termination of an executive officer other than Mr. Wilkus by us other than for misconduct in the three months preceding or 18 months following a change of control of our company, the salary and bonus continuation periods noted above would generally be lengthened. In the case of Messrs. Erickson and Wagner, the period would be two years and in the case of Messrs. Cline, O’Brien and Winn the period would be 18 months. Additionally, if following a change of control “good reason” exists, an executive officer other than Mr. Wilkus may terminate employment and receive the same severance benefits as if the executive officer had been terminated by us other than for misconduct. Good reason is generally defined as including a material adverse alteration to the executive officer’s position, location of employment or responsibilities, a material breach by us of the employment agreement, an unpermitted termination of the executive officer’s employment or material adverse changes to the executive officer’s indemnification rights.

Mr. Wilkus has the right to declare that good reason exists regardless of whether a change of control has occurred, terminate his employment and receive the salary, target bonus and benefits described above for a termination by us other than for misconduct. In the event of a change of control, Mr. Wilkus may terminate his employment (regardless of whether good reason exists) and receive the salary, target bonus and benefits described above for three years.

If the executive officer dies during the term of employment agreement, the executive officer’s estate will be entitled to receive the executive officer’s target bonus for the year in which the death occurs, prorated through the date of death based on the highest target bonus that could have been earned in that year, and a continuation of health benefits for a period equal to two months multiplied by the number of full years (up to nine) during which the executive officer was employed by us.

Each of the employment agreements also includes confidentiality provisions and a non-competition covenant, which apply to the executive officer for the longer of 12 months and the period of any severance payments. If severance payments are being made, the executive officer may terminate the non-competition period early by foregoing the severance payments.

Additionally, Mr. Cline has also entered into a “Split Dollar Agreement” entitling him to participate in a split dollar life insurance program. Under the program, we have paid the premium of a life insurance policy on the life of Mr. Cline, with Mr. Cline being deemed to receive income each year generally equal to a level amortization of the premium over a ten-year period. While Mr. Cline is the owner of the policy, we retain an interest in the policy equal to the unamortized amount of the premium. Upon termination of employment, Mr. Cline will generally have an obligation to pay to us the unamortized premium amount. Mr. Cline’s employment agreement allows him to continue employment with us for the remaining portion of the ten-year period, with significant reduced duties, if his employment would have otherwise terminated other than for misconduct. In addition, for so long as he remains our employee, we will purchase a term life insurance policy in the amount of the unamortized premium payment due on the split dollar policy. The total premiums paid or to be paid on the split dollar policy of Mr. Cline are $385,260.

Committees of Our Board of Directors

Our board of directors has determined that all of the current directors, except Mr. Wilkus, are “independent” as defined in National Association of Securities Dealers’ (“NASD”) listing standards. Our board of directors holds regular quarterly meetings and meets on other occasions when required by circumstances. Certain directors also serve on our board of directors principal standing committees. The committees, their primary functions and memberships are described below.

Executive Committee.    This committee has the authority to exercise all powers of our board of directors except for actions that must be taken by the full board of directors under the Delaware General Corporation Law or the 1940 Act. Members of the executive committee are Messrs. Harper, Puryear and Wilkus. Mr. Wilkus serves as chairman. Mr. Wilkus is an “interested person” under the 1940 Act.

Audit and Compliance Committee.    This committee, formerly known as the “Audit Committee,” makes recommendations to our board of directors with respect to the engagement of independent auditors and questions our management and independent auditors on the application of accounting and reporting standards to our company. Its purpose and responsibilities are more fully set forth in the committee’s charter, which was adopted by our board of directors. This committee’s meetings include, whenever appropriate, executive sessions with our independent auditors, without the presence of our management. The audit and compliance committee also reviews the valuations of portfolio companies presented by management. It also has the responsibility for reviewing matters regarding ethics and securities law compliance. The audit and compliance committee is currently composed of Ms. Baskin and Messrs. Hahl and Peterson. Mr. Hahl serves as chairman. Each member of this committee is independent, as defined in Rule 4200(a)(15) of the NASD listing standards. Our board of directors has determined that Mr. Hahl is an “audit committee financial expert” (as defined in Item 401 of Regulation S-K under the Securities Act).

Compensation and Governance Committee.    This committee, formerly known as the “Compensation and Compliance Committee,” has the responsibility for reviewing and approving the salaries, bonuses and other compensation and benefits of executive officers, reviewing and advising management regarding benefits and other terms and conditions of compensation of management, and administering our employee stock option plans. It also has responsibility for recommending and considering corporate governance practices and policies and reviewing our company’s work with respect to distressed investments. Members of this committee are Messrs. Harper, Lundine and Puryear. Mr. Harper serves as chairman. Each member of this committee is independent, as defined in Rule 4200(a)(15) of the NASD listing standards.

The compensation and governance committee also serves as our board of directors’ standing nominating committee. Nominations for election to our board of directors may be made by our board of directors, or by any stockholder entitled to vote for the election of directors. Although there is not a formal list of qualifications, in discharging its responsibilities to nominate candidates for election to our board of directors, the compensation and governance committee endeavors to identify, recruit and nominate candidates characterized by the following: wisdom, maturity, sound judgment; breadth of knowledge about issues affecting our company; excellent business skills and high integrity; and an expressed willingness to spend the time necessary to attend meetings of our board of directors, read applicable materials and, as applicable, participate in committee work. In nominating candidates to fill vacancies created by the expiration of the term of a member, the committee determines whether the incumbent director is willing to stand for re-election. If so, the committee evaluates his or her performance in office to determine suitability for continued service, taking into consideration the value of continuity and familiarity with our business. In addition, the committee may consider recommendations for nomination from any reasonable source, including officers, directors and stockholders of our company according to the foregoing standards. Our company does not currently employ an executive search firm, or pay a fee to any other third party, to locate qualified candidates for director positions. Persons who wish to suggest potential nominees may address their suggestions in writing to American Capital Strategies, Ltd., 2 Bethesda Metro Center, 14th Floor, Bethesda, MD 20814, Attention: Chair, Compensation and Governance Committee.

Nominations made by stockholders must be made by written notice (setting forth the information required by our bylaws) received by the secretary of our company at least 120 days in advance of an annual meeting or within 10 days of the date on which notice of a special meeting for the election of directors is first given to our stockholders.

Each member of this committee is independent, as defined in Rule 4200(a)(15) of the NASD listing standards.

Meetings.    Our board of directors held 31 formal meetings during 2003. The executive committee held seven formal meetings during 2003, the compensation and governance committee held 13 formal meetings during 2003 and the audit and compliance committee held eight formal meetings during 2003. Each of the directors, except Mr. Peterson, attended at least 75% of the meetings of our board of directors and the committees on which he or she served. Although we do not have a policy on director attendance at our annual meeting, directors are encouraged to do so. At our 2003 annual meeting, five of the seven then-incumbent directors attended in person.

Meetings of Disinterested Directors.    Members of our board of directors who are not “interested persons” as defined in the 1940 Act have decided to hold quarterly meetings without persons who are members of management present. The first such meeting was held in January 2004. At that meeting, these directors decided to designate a director as the “lead director,” who would preside at such meetings. It was decided that the designation of a lead director would be for a one-year term and that a lead director could not succeed himself or herself in that position. Mr. Lundine was designated as the lead director for 2004.

DIVIDEND REINVESTMENT PLAN

Pursuant to our dividend reinvestment plan, a stockholder whose shares are registered in his own name may “opt-in” to the plan and elect to reinvest all or a portion of their dividends in shares of our common stock by providing the required enrollment notice to EquiServe, L.P., our dividend reinvestment plan administrator. Stockholders whose shares are held in the name of a broker or other nominee may have distributions reinvested only if such a service is provided by the broker or the nominee or if the broker or the nominee permits participation in our dividend reinvestment plan. Stockholders whose shares are held in the name of a broker or other nominee should contact the broker or nominee for details. A stockholder may terminate participation in our dividend reinvestment plan at any time by delivering written notice to our dividend reinvestment plan administrator at least two days before the record date of the next dividend or distribution. All distributions to stockholders who do not participate in our reinvestment plan will be paid by check mailed directly to the record holder by or under the direction of our dividend reinvestment plan administrator when our board of directors declares a dividend or distribution.

When we declare a dividend or distribution, stockholders who are participants in our dividend reinvestment plan receive the equivalent of the amount of the dividend or distribution in shares of our common stock. Our dividend reinvestment plan administrator buys shares in the open market, on the Nasdaq National Market or elsewhere. Shares will generally be purchased from us as newly issued or treasury shares at a five percent discount from the market value. If the market price per share of our common stock on the dividend payment date does not exceed 110% of the net asset value per share of our common stock, the dividends will be invested in shares purchased in the open market and not from us. In such an event, the shares will be sold to participants at the average market purchase price. Historically, our common stock has traded significantly above the net asset value per share. Therefore, we believe that in most, if not all cases, reinvested dividends will be made in newly issued or treasury shares. Alternatively, our board of directors may choose to contribute newly issued shares of our common stock to our dividend reinvestment plan, in lieu of the payment of cash dividends on shares held in our dividend reinvestment plan. Our dividend reinvestment plan administrator applies all cash received on account of a dividend or distribution as soon as practicable, but in no event later than 30 days, after the payment date of the dividend or distribution except to the extent necessary to comply with applicable provisions of the federal securities laws. The number of shares to be received by the dividend reinvestment plan participants on account of the dividend or distribution is calculated on the basis of the average price of all shares purchased for that 30 day period, including brokerage commissions, and is credited to their accounts as of the payment date of the dividend or distribution.

The dividend reinvestment plan administrator maintains all stockholder accounts in the dividend reinvestment plan and furnishes written confirmations of all transactions in the account, including information needed by stockholders for personal and tax records. Our common stock in the account of each Plan participant is held by the dividend reinvestment plan administrator in non-certificated form in the name of the participant, and each stockholder’s proxy includes shares purchased pursuant to the dividend reinvestment plan.

There is no charge to participants for reinvesting dividends and capital gains distributions. The fees of the dividend reinvestment plan administrator for handling the reinvestment of dividends and capital gains distributions are included in the fee to be paid by us to our transfer agent. There are no brokerage charges with respect to shares issued directly by us as a result of dividends or capital gains distributions payable either in shares or in cash. However, each participant bears a pro rata share of brokerage commissions incurred with respect to the dividend reinvestment plan administrator’s open market purchases in connection with the reinvestment of such dividends or distributions.

The automatic reinvestment of such dividends or distributions does not relieve participants of any income tax that may be payable on such dividends or distributions. See “Business—Regulated Investment Company Requirements.”

You may obtain additional information about our dividend reinvestment plan by writing us at our principal office, which is located at 2 Bethesda Metro Center, 14th Floor, Bethesda, MD 20814, Attention: Investor Relations.

DESCRIPTION OF THE SECURITIES

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, par value $0.01 per share (our preferred stock and our common stock are collectively referred to as the “Capital Stock”). The following summary of our Capital Stock and other securities does not purport to be complete and is subject to, and qualified in its entirety by, our Second Amended and Restated Certificate of Incorporation, as amended. Reference is made to our Second Amended and Restated Certificate of Incorporation, as amended, for a detailed description of the provisions summarized below.

Common Stock.    All shares of our common stock have equal rights as to earnings, assets, dividends and voting privileges and, when issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if and when declared by our board of directors out of funds legally available therefor. The holders of our common stock have no preemptive, conversion or redemption rights and their interests therein are freely transferable. In the event of liquidation, dissolution or winding up of the company, each share of our common stock is entitled to share ratably in all of our assets that are legally available for distribution after payment of all debts and other liabilities and subject to any prior rights of holders of our preferred stock, if any, then outstanding. Each share of our common stock is entitled to one vote and does not have cumulative voting rights, which means that holders of a majority of such shares, if they so choose, could elect all of the directors, and holders of less than a majority of such shares would, in that case, be unable to elect any director.

Preferred Stock.    In addition to shares of our common stock, our Second Amended and Restated Certificate of Incorporation, as amended, authorizes the issuance of shares of our preferred stock. Our board of directors is authorized to provide for the issuance of our preferred stock with such preferences, powers, rights and privileges as our board of directors deems appropriate; except that, such an issuance must adhere to the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance and before any distribution is made with respect to our common stock, preferred stock, together with all other Senior Securities, must not exceed an amount equal to 50% of our total assets and (ii) the holders of shares of our preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on our preferred stock are in arrears by two years or more. We have no present plans to issue any shares of our preferred stock, but believe the availability of such stock will provide us with increased flexibility in structuring future financings and acquisitions. Additionally, we will not issue any preferred stock under this prospectus unless we receive confirmation that we may do so from the staff of the SEC. If we offer preferred stock under this prospectus, we will issue an appropriate prospectus supplement. You should read that prospectus supplement for a description of our preferred stock, including, but not limited to, whether there will be an arrearage in the payment of dividends or sinking fund installments, if any, restrictions with respect to the declaration of dividends, requirements in connection with the maintenance of any ratio or assets, or creation or maintenance of reserves, or provisions for permitting or restricting the issuance of additional securities.

Debt Securities.    We will not issue any debt securities under this prospectus unless we receive confirmation from the staff of the SEC that we may do so. Any debt securities that we issue may be senior or subordinated in priority of payment. If we offer debt securities under this prospectus, we will provide a prospectus supplement that describes the ranking, whether senior or subordinated, the specific designation, the aggregate principal amount, the purchase price, the maturity, the redemption terms, the interest rate or manner of calculating the interest rate, the time of payment of interest, if any, the terms for any conversion or exchange, including the terms relating to the adjustment of any conversion or exchange mechanism, the listing, if any, on a securities exchange, the name and address of the trustee and any other specific terms of the debt securities.

CERTAIN PROVISIONS OF THE SECOND AMENDED AND RESTATED CERTIFICATE OF

INCORPORATION, AS AMENDED, AND THE SECOND AMENDED AND RESTATED BYLAWS

Limitation On Liability of Directors.    We have adopted provisions in our Second Amended and Restated Certificate of Incorporation, as amended, limiting the liability of our directors, officers and employees for monetary damages to the extent permitted under Delaware law. The effect of this provision in our Second Amended and Restated Certificate of Incorporation, as amended, is to eliminate our rights and our stockholders’ rights (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director or officers for breach of the fiduciary duty of care as a director or officer except in certain limited situations. This provision does not limit or eliminate our rights or any stockholder rights to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director’s or officer’s duty of care. These provisions will not alter the liability of directors or officers under federal securities laws.

Certain Anti-takeover Provisions.    The Second Amended and Restated Certificate of Incorporation, as amended, and our Second Amended and Restated Bylaws contain certain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in an improvement of their terms. The description set forth below is intended as a summary only and is qualified in its entirety by reference to our Second Amended and Restated Certificate of Incorporation, as amended, and our Second Amended and Restated Bylaws.

Classified Board of Directors.    Our Second Amended and Restated Certificate of Incorporation, as amended, provides for our board of directors to be divided into three classes of directors serving staggered three-year terms, with each class to consist as nearly as possible of one-third of the directors then elected to the board. A classified board may render more difficult a change in control of us or removal of incumbent management. We believe, however, that the longer time required to elect a majority of a classified board of directors will help to ensure continuity and stability of our management and policies.

Number of Directors; Removal; Filing Vacancies.    Our Second Amended and Restated Certificate of Incorporation, as amended, provides that the number of directors will be determined pursuant to the Bylaws. In addition, our Second Amended and Restated Bylaws provide that the number of directors shall not be increased by 50% or more in any 12-month period without the approval of at least 66 2/3% of the members of our board of directors then in office. Our Second Amended and Restated Certificate of Incorporation, as amended, provides that any vacancies will be filled by the vote of a majority of the remaining directors, even if less than a quorum, and the directors so appointed shall hold office until the next election of the class for which such directors have been chosen and until their successors are elected and qualified. Accordingly, our board of directors could temporarily prevent any stockholder from enlarging our board of directors and filling the new directorships with such stockholder’s own nominees.

Our Second Amended and Restated Certificate of Incorporation, as amended, also provides that, except as may be provided in a resolution or resolution designating any class or series of preferred stock, our directors may only be removed for cause by the affirmative vote of 75% of the voting power of all of the shares of our capital stock then entitled to vote generally in the election of directors, voting together as a single class.

No Stockholder Action By Written Consent.    Our Second Amended and Restated Certificate of Incorporation, as amended, and our Second Amended and Restated Bylaws provide that stockholder action can be taken only at an annual or special meeting of our stockholders. They also prohibit stockholder action by written consent in lieu of a meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals.    Our Second Amended and Restated Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders (the “Stockholder Notice Procedure”).

The Stockholder Notice Procedure provides that (i) only persons who are nominated by, or at the direction of, our board of directors, or by a stockholder who has given timely written notice containing specified information to our secretary prior to the meeting at which our directors are to be elected, will be eligible for election as our directors of us and (ii) at an annual meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, our board of directors or by a stockholder who has given timely written notice to our secretary of such stockholder’s intention to bring such business before the meeting. Except for stockholder proposals submitted in accordance with the federal proxy rules as to which the requirements specified therein shall control, notice of stockholder nominations or business to be conducted at a meeting must be received by us not less than 60 days or more than 90 days prior to the first anniversary of the previous year’s annual meeting if the notice is to be submitted at an annual stockholders meeting or no later than 10 days following the day on which notice of the date of a special meeting of stockholders was given if the notice is to be submitted at a special stockholders meeting.

Amendment of Second Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws.    Our Second Amended and Restated Certificate of Incorporation, as amended, provides that the provisions therein relating to our classified board of directors, the number of directors, vacancies on our board of directors and removal of directors may be amended, altered, changed or repealed only by the affirmative vote of the holders of at least 75% of the voting power of all of the shares of our capital stock then entitled to vote generally in the election of directors voting together as a single class.

Our Second Amended and Restated Certificate of Incorporation, as amended, also provides that the other provisions of such certificate of incorporation may be amended, altered, changed or repealed, subject to the resolutions providing for any class or series of preferred stock, only by the affirmative vote of both a majority of the members of our board of directors then in office and a majority of the voting power of all of the shares of Capital Stock entitled to vote generally in the election of directors, voting together as a single class.

Our Second Amended and Restated Certificate of Incorporation, as amended, also provides that our Second Amended and Restated Bylaws may be adopted, amended, altered, changed or repealed by the affirmative vote of the majority of our board of directors then in office. Any action taken by the stockholders with respect to adopting, amending, altering, changing or repealing our Second Amended and Restated Bylaws may be taken only by the affirmative vote of the holders of at least 75% of the voting power of all of the shares of Capital Stock then entitled to vote generally in the election of directors, voting together as a single class.

These provisions are intended to make it more difficult for stockholders to circumvent certain other provisions contained in our Second Amended and Restated Certificate of Incorporation, as amended and Second Amended and Restated Bylaws, such as those that provide for the classification of our board of directors. These provisions, however, also will make it more difficult for stockholders to amend the Second Amended and Restated Certificate of Incorporation, as amended or Second Amended and Restated Bylaws without the approval of our board of directors, even if a majority of the stockholders deems such amendment to be in the best interests of all stockholders.

REGULATION

We are closed-end, non-diversified, management investment company that has elected to be regulated as a business development company under Section 54 of the 1940 Act and, as such, is subject to regulation under that act. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates, principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless so authorized by the vote of a majority, as defined in the 1940 Act, of our outstanding voting securities.

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to the shares of our common stock if its asset coverage, as defined in the 1940 Act, is at least 200% immediately after each such issuance. In addition, while Senior Securities are outstanding, provision must be made to prohibit any distribution to stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary purposes.

Under the 1940 Act, a BDC may not acquire any asset other than Qualifying Assets of the type listed in Section 55(a) of the 1940 Act unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets (other than noninvestment assets related to the operation of the BDC). The principal categories of Qualifying Assets relevant to our proposed business are the following:

(1) securities purchased in transactions not involving any public offering from the issuer of such securities or certain affiliates of the issuer, which issuer is an eligible portfolio company. An eligible portfolio company is defined in the 1940 Act as any issuer that:

(a) is organized under the laws of, and has its principal place of business in, the United States or any state;

(b) is not an investment company other than a small business investment company wholly-owned by the BDC; and

(c) either (i) does not have any class of securities with respect to which a broker or dealer may extend margin credit, (ii) is controlled by the BDC either singly or as part of a group and an affiliated person of the BDC is a member of the issuer’s board of directors, or (iii) has total assets of not more than $4 million and capital and surplus of at least $2 million.

(2) securities of any eligible portfolio company that is controlled by the BDC as described in (1)(c)(ii) above.

(3) securities issued by domestic companies in connection with bankruptcy plans of arrangement or if the Company is insolvent.

(4) securities received in exchange for or distributed on or with respect to securities described in (1), (2) or (3) above, or pursuant to the exercise of options, warrants or rights relating to such securities.

(5) cash, cash items, government securities, or high quality debt securities maturing in one year or less from the time of investment.

We have operated our business so that it meets the 70% Qualifying Assets test described above by investing in eligible portfolio companies that we control under the 1940 Act standard of control described above. In determining our compliance with the 70% Qualifying Assets test, we are not now considering whether any of our portfolio companies would also be eligible portfolio companies because they meet the margin credit test described in (1)(c)(i) above. Absent a regulatory change, we intend to continue to measure our compliance with the 70% Qualifying Assets test without considering whether compliance could be achieved based on whether portfolio companies would meet the margin credit test.

In addition, a BDC must have been organized (and have its principal place of business) in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

SHARE REPURCHASES

Common stock of closed-end investment companies frequently trades at discounts from net asset value. We cannot predict whether our shares of common stock will trade above, at or below the net asset value thereof. The market price of our shares is determined by, among other things, the supply and demand for our shares, our investment performance and investor perception of our overall attractiveness as an investment as compared with alternative investments. Our board of directors has authorized our officers in their discretion, subject to compliance with the 1940 Act and other applicable law, to purchase on the open market or in privately negotiated transactions, outstanding shares of us in the event that the shares trade at a discount to net asset value. There is no assurance that any such open market purchases will be made and such authorization may be terminated at any time. In addition, if our shares publicly trade for a substantial period of time at a substantial discount from our then current net asset value per share, our board of directors will consider authorizing periodic repurchases of our shares or other actions designed to eliminate the discount. Our board of directors would consider all relevant factors in determining whether to take any such actions, including the effect of such actions on our status as a RIC under the Code and the availability of cash to finance these repurchases in view of the restrictions on our ability to borrow. No assurance can be given that any share repurchases will be made or that if made, they will reduce or eliminate market discount. Should any such repurchases be made in the future, it is expected that they would be made at prices at or below the current net asset value per share. Any such repurchase would cause our total assets to decrease, which may have the effect of increasing our expense ratio. We may borrow money to finance the repurchase of shares subject to the limitations described in this prospectus. Any interest on such borrowing for this purpose will reduce our net income. During 1998, in accordance with the regulations governing RICs, we repurchased 30,000 shares of our outstanding common stock. In 1999, we repurchased warrants for 393,675 shares of our common stock that were previously sold to certain underwriters in connection with our initial public offering.

PLAN OF DISTRIBUTION

We may sell the Securities through underwriters or dealers, directly to one or more purchasers, including existing stockholders in a rights offering, through agents or through a combination of any such methods of sale. In the case of a rights offering, the applicable prospectus supplement will set forth the number of shares of our common stock issuable upon the exercise of each right and the other terms of such rights offering. Any underwriter or agent involved in the offer and sale of the Securities will also be named in the applicable prospectus supplement. Such underwriters or agents may include J.P. Morgan Securities Inc.

The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that in the case of our common stock, the offering price per share less any underwriting commissions or discounts must equal or exceed the net asset value per share of our common stock.

In connection with the sale of the Securities, underwriters or agents may receive compensation from us or from purchasers of the Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the Securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement. The maximum commission or discount to be received by any NASD member or independent broker-dealer will not exceed 8%. In connection with any rights offering to our stockholders, we may also enter into a standby underwriting arrangement with one or more underwriters pursuant to which the underwriter(s) will purchase our common stock remaining unsubscribed for after the rights offering.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

Any of our common stock sold pursuant to a prospectus supplement will be listed on the Nasdaq National Market, or another exchange on which our Common Stock is traded.

Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

SAFEKEEPING, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our securities are held under custodian agreements by Riggs Bank, N.A. and Wells Fargo Bank, National Association. The address of the custodians are 808 17th St. NW, Washington, D.C. 20004 and Sixth Street and Marquette Avenue, Minneapolis, Minnesota 55479, respectively. Our assets are held under bank custodianship in compliance with the 1940 Act. EquiServe, L.P. acts as our transfer and dividend paying agent and registrar. The principal business address of EquiServe, L.P. is 150 Royall Street, mail stop 45-02-62, Canton, MA 02021.

LEGAL MATTERS

The legality of the Securities offered hereby will be passed upon for us by Arnold & Porter LLP, Washington, D.C. Certain legal matters will be passed upon for the underwriters, if any, by the counsel named in the prospectus supplement.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and the consolidated financial highlights for each of the five years ended December 31, 2003, as set forth in their report. We have included our consolidated financial statements, schedule and consolidated financial highlights in this prospectus and elsewhere in our registration statement in reliance upon Ernst & Young LLP’s report given on their authority as experts in accounting and auditing.

TABLE OF CONTENTS OF STATEMENT OF

ADDITIONAL INFORMATION

	Page in the Statement of Additional Information	Location of Related Disclosure in the Prospectus
General Information and History	SAI-2	1,47
Investment Objective and Policies	SAI-2	62
Management	SAI-2	74
Compensation of Executive Officers	SAI-3	76
Compensation of Directors	SAI-3	—
Stock Option Awards	SAI-5	—
Committees of the Board of Directors	—	77
Control Persons and Principal Holders of Securities	SAI-7	—
Investment Advisory Services	SAI-8	—
Safekeeping, Transfer and Dividend Paying Agent and Registrar	SAI-8	87
Consolidated Financial Statements	SAI-8	F-1
Brokerage Allocation and Other Practices	SAI-8	—
Tax Status	SAI-8	61

AMERICAN CAPITAL STRATEGIES, LTD.

STATEMENT OF ADDITIONAL INFORMATION July 30, 2004

This Statement of Additional Information (“SAI”) is not a prospectus, and should be read in conjunction with the prospectus dated July 30, 2004 relating to this offering and the accompanying prospectus supplement, if any. A copy of the prospectus and the relevant accompanying prospectus supplement, if any, may be obtained by calling American Capital Strategies, Ltd. at (301) 951-6122 and asking for Investor Relations. Terms not defined herein have the same meaning as given to them in the prospectus.

TABLE OF CONTENTS

	Page in The Statement of Additional Information	Location of Related Disclosure in The Prospectus
General Information and History	SAI-2	1,47
Investment Objective and Policies	SAI-2	62
Management	SAI-2	74
Compensation of Executive Officers	SAI-3	69
Compensation of Directors	SAI-3	—
Stock Option Awards	SAI-5	—
Committees of the Board of Directors	—	77
Control Persons and Principal Holders of Securities	SAI-7	—
Investment Advisory Services	SAI-8	—
Safekeeping, Transfer and Dividend Paying Agent and Registrar	SAI-8	87
Consolidated Financial Statements	SAI-8	F-1
Brokerage Allocation and Other Practices	SAI-8	—
Tax Status	SAI-8	61

SAI-1

GENERAL INFORMATION AND HISTORY

We were incorporated in Delaware in 1986 to provide financial advisory services to and invest in middle market companies, which we generally consider to be companies with sales between $10 million and $750 million. On August 29, 1997, we completed an initial public offering of 10,382,437 shares of our common stock and became a non-diversified, closed end investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (“1940 Act”). On October 1, 1997, we began operations so as to qualify to be taxed as a regulated investment company (“RIC”) as defined in Subtitle A, Chapter 1, under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

INVESTMENT OBJECTIVES AND POLICIES

Our investment objectives are to achieve a high level of current income from the collection of interest and advisory fees, as well as long-term growth in its shareholders’ equity through the appreciation in value of our equity interests in the companies in which we invest. We will at all times seek to conduct our business so as to retain our status as a BDC and to qualify to be taxed as a RIC. We seek to achieve our investment objectives by lending to and investing primarily in middle market companies in a variety of industries and in diverse geographic locations primarily in the United States. At December 31, 2003, our investment portfolio totaled $1,912 million. A discussion of the selected financial data, supplementary financial information and management’s discussion and analysis of financial condition and results of operations is included in the prospectus. In addition to its core lending business, we also provide financial advisory services to businesses through American Capital Financial Services, Inc. (“ACFS”), a wholly-owned subsidiary. We are headquartered in Bethesda, Maryland, and have offices in New York, San Francisco, Los Angeles, Philadelphia, Chicago, and Dallas.

MANAGEMENT

Compensation of Executive Officers and Directors

Under the Securities and Exchange Commission (the “Commission”) rules applicable to BDCs, we are required to set forth certain information regarding the compensation of certain of its executive officers and directors.

The following table sets forth certain details of the aggregate compensation paid to each of our three highest paid executive officers during 2003, as well as to each of our executive officers who was also a director. For the aggregate compensation received by each non-employee director, see “Director Compensation.”

SAI-2

COMPENSATION TABLE

SUMMARY COMPENSATION TABLE

2003 COMPENSATION TABLE

Name of Person, Position	Aggregate Compensation From Our Company(1)	Pension Or Retirement Benefits Accrued As Part of Our Company Expense(2)	Total Compensation
Malon Wilkus Chief Executive Officer, President and Chairman of our board of directors	$1,731,223	$6,000	$1,737,223

John R. Erickson Executive Vice President, Chief Financial Officer and Secretary	$1,100,315	$6,000	$1,106,315

Ira J. Wagner Executive Vice President and Chief Operating Officer	$1,100,315	$6,000	$1,106,315

(1)	The aggregate 2003 compensation amount from the company for Messrs. Wilkus, Erickson and Wagner, includes salary in the amount of $530,000, $400,000 and $400,000, respectively, and bonus in the amount of $1,158,416, $700,315 and $700,315, respectively. In addition, Mr. Wilkus was paid $42,807 for accrued but unused vacation time. Messrs. Wilkus, Erickson and Wagner elected to defer $12,000, $12,000 and $14,000, respectively, of their salary to the 401(k) profit sharing plan portion of the employee stock ownership plan (“ESOP”).

(2)	Represents the value of our common stock (“Common Stock”) allocated in 2003 to the Executive Officer’s account in the ESOP.

NOTE: The named executive officers’ estimated annual benefits under the ESOP upon retirement are not determinable.

We have adopted a Code of Ethics and Conduct pursuant to Rule 17j-1 of the 1940 Act. Personnel subject to the Code are permitted to invest in securities, including securities that may be purchased or held by us. However, they may purchase securities also owned by or under consideration for ownership by us only with our consent.

You may read and copy this information at the Commission’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-202-942-8090. In addition, the Code of Ethics and Conduct is available in the Investor Relations section of our web site at http://www.AmericanCapital.com and on the EDGAR Database on the Commission’s web site at http://www.sec.gov. You may obtain copies of the Code of Ethics and Conduct, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the Commission’s Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

DIRECTOR COMPENSATION

During 2003, each non-employee director received an annual retainer fee of $25,000 (non-employee directors who chaired a board of directors committee received a retainer of $30,000) and a fee of $1,500 for each meeting of our board of directors or each separate committee meeting attended. For 2004, each non-employee director will be compensated at the same rate, except that the lead director will also receive a retainer of $30,000. Directors are reimbursed for out-of-pocket expenses incurred in connection with board of directors and committee meetings. Directors who are employees of the company do not receive additional compensation for service as a member of the board of directors.

SAI-3

The following table sets forth the compensation received by each non-employee director during 2003:

Name	2003 Compensation
Mary C. Baskin	$87,500
Neil M. Hahl	$91,000
Philip R. Harper	$113,000
Stan Lundine	$90,500
Kenneth D. Peterson, Jr	$64,000
Alvin N. Puryear	$106,500

Director Option Plan

We established the 1997 Disinterested Director Stock Option Plan (the “Director Option Plan”) for directors who are not employees of the company. As of May 14, 1999, the Commission granted an exemption for the Director Option Plan, which was required under the 1940 Act for the Director Option Plan to become effective. The Director Option Plan provides for the issuance to participants of options to purchase an aggregate of 150,000 shares of Common Stock. Messrs. Hahl, Harper and Lundine, directors who were directors on the date of our board of directors approval of the Director Option Plan, November 6, 1997, received automatic grants of options to purchase 15,000 shares of Common Stock. Dr. Puryear was granted options as of September 15, 1998, the date he became a director, conditioned on the issuance of the Commission exemption order. In addition, as of May 15, 2000, Messrs. Hahl, Harper, Lundine and Puryear received grants of options to purchase an additional 5,000 shares each. Ms. Baskin and Mr. Peterson were granted options for 15,000 shares each on June 15, 2000, and January 15, 2001, respectively. Such options vest over a three-year period on each of the first three anniversaries of the respective dates noted above. The exercise price for the original option grants is $18.625 per share, which was the closing price of the Common Stock on the Nasdaq Stock Market as of May 14, 1999, the date the Commission exemption order became effective. The other options have exercise prices equal to the closing price of the Common Stock on the day preceding the date of grant.

All options expire ten years from the date of grant except that the initial grants to Messrs. Hahl, Harper and Lundine expire on November 6, 2007 and Dr. Puryear’s initial grant expires on September 15, 2008. Vesting of options will be automatically accelerated upon the occurrence of specified change of control transactions and certain other events including the death or disability of the director. Options to purchase a maximum of 25,000 shares may be issued to any single participant under the Director Option Plan. In 2000, our board of directors adopted and our stockholders approved the adoption of the 2000 Disinterested Director Stock Option Plan providing the issuance of options to purchase up to 150,000 shares of Common Stock. Before such plan may become effective and options may be issued thereunder, the Commission must grant an exemptive order. We have applied for such an exemptive order but the Commission has not yet issued it.

Long Term Incentive Plans

We currently maintain two long term incentive programs in which our executive officers participate: (i) the ESOP, in which all of our employees are eligible to participate after meeting minimum service requirements, and (ii) our 1997 Employee Option Plan, the 2000 Employee Stock Option Plan, the 2002 Employee Stock Option Plan, the 2003 Employee Stock Option Plan and the 2004 Employee Stock Option Plan (collectively, the “Existing Employee Option Plans”). We maintain no stock appreciation rights plan or defined benefit or actuarial plan.

ESOP.    We maintain the ESOP for the benefit of our employees in order to enable them to share in our growth. The ESOP is a profit sharing plan, qualified under section 401(a) of the Code, designed to be invested primarily in Common Stock. The ESOP provides that participants will receive allocations of Common Stock at least equal to 3% of their annual compensation, up to certain statutory maximums. We have the ability to make additional contributions also subject to certain statutory maximums. Since 2000, an ESOP participant immediately vests in Common Stock allocated to his or her ESOP account. The ESOP also allows participants to make elective deferrals of a portion of their income as contribution to a Section 401(k) profit sharing plan. We do not match or otherwise make contributions to the profit sharing plan.

SAI-4

Existing Employee Option Plans.    We established the Existing Employee Option Plans for the purpose of attracting and retaining executive officers and other key employees. Non-employee directors may not participate. Options for a maximum of 1,828,252 shares, 3,800,000 shares, 1,950,000 shares, 3,500,000 shares and 2,100,000 shares of Common Stock were subject to issuance under the 1997 Employee Option Plan, the 2000 Employee Stock Option Plan, the 2002 Employee Stock Option Plan, the 2003 Employee Stock Option Plan and the 2004 Employee Stock Option Plan, respectively. Including forfeitures of previously granted options, options for an aggregate of 982,004 shares of Common Stock are currently available for grant under the Existing Employee Option Plans. The compensation and governance committee of our board of directors administers the Existing Employee Option Plans. Each of the Existing Employee Option Plans sets a maximum number of shares that may be granted to any single participant. The compensation and governance committee uses such criteria as it deems important to determine who will receive awards and the number of awarded options. The compensation and governance committee has the authority to set the exercise price for options and to adjust the exercise price following the occurrence of events such as stock splits, stock dividends, distributions and recapitalizations. In addition, unless the compensation and governance committee determines otherwise, the exercise price of options issued under each of the 2003 Employee Stock Option Plan and the 2004 Employee Stock Option Plan is automatically reduced by the amount of any cash dividends paid on Common Stock after the option is granted but before it is exercised. Options may be exercised during a period of no more than ten years following the date of grant. The compensation and governance committee has the discretion to set the vesting period for options and to permit the acceleration of vesting under certain circumstances. Vesting is automatically accelerated upon the occurrence of specified change of control transactions. Section 61(a) of the 1940 Act imposes certain requirements on our option plans including that the options must expire no later than ten years from grant, that the options not be separately transferable other than by gift, will or intestacy, that the exercise price must not be less than the current market price for the underlying stock at the time of grant, that the plan must be approved by our stockholders and a majority of our directors who are not Interested Persons, and that we not have a profit-sharing plan as described in the 1940 Act.

The following table shows for each of the named executive officers (1) the number of options that were granted during 2003, (2) out of the total number of options granted to all employees during 2003, the percentage granted to the named executive officer, (3) the exercise price, (4) the expiration date, and (5) the potential realizable value of the options, assuming that the market price of the underlying securities appreciates in value from the date of grant to the end of the option term, at a 5% and 10% annualized rate.

Executive Officer Option Grants

	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price	Expiration Date	Grant Date Present Value(1)
Malon Wilkus	110,000	3.7%	$24.49	5/15/13	$1,107,700
	110,000	3.7%	$22.80	8/15/13	$1,074,700
	70,000	2.4%	$27.35	11/13/13	$815,500
John R. Erickson	90,000	3.0%	$24.49	5/15/13	$906,300
	90,000	3.0%	$22.80	8/15/13	$879,300
	50,000	1.7%	$27.35	11/13/13	$582,500
Ira J. Wagner	90,000	3.0%	$24.49	5/15/13	$906,300
	90,000	3.0%	$22.80	8/15/13	$879,300
	50,000	1.7%	$27.35	11/13/13	$582,500
Total Options Granted To All Participants	2,954,888

(1)	We use a Black-Scholes option pricing model to value the stock options as of the date of grant using the following assumptions: exercise price at market on date of grant, dividend yield of 0.0%, weighted average risk-free interest rate of 3.3%, expected volatility factor of 0.38 and expected option life of six years.

SAI-5

The following table sets forth the details of option exercises by our executive officers and members of our board of directors during 2003 and the values of the unexercised options at December 31, 2003.

Option Exercises and Year-End Option Values(1)

	Shares Acquired on Exercise	Value(2) Realized	Options Outstanding at 12/31/2003			Value of Options at 12/31/2003(3)
			Exercisable		Unexercisable	Exercisable		Unexercisable
Malon Wilkus	—	$—	574,646	(4)	290,000	$1,100,576	(4)	$1,949,400
John R. Erickson	—	$—	427,773	(4)	230,000	$1,274,031	(4)	$1,572,200
Ira J. Wagner	1,000	$—	398,155	(4)	230,000	$1,159,398	(4)	$1,572,200
Roland H. Cline	—	$—	238,497	(4)	115,800	$1,028,390	(4)	$788,604
Gordon J. O’Brien	3,000	$4,620	255,557	(4)	150,800	$797,254	(4)	$1,021,504
Darin R. Winn	—	$—	221,229	(4)	160,800	$1,093,276	(4)	$1,100,154
Mary C. Baskin(1)	—	$—	15,000		—	$103,755		—
Neil M. Hahl(1)	—	$—	20,000		—	$207,410		—
Philip R. Harper(1)	1,700	$5,639	—		—	—		—
Stan Lundine(1)	—	$—	20,000		—	$207,410		—
Kenneth D. Peterson, Jr.(1)	—	$—	10,000		5,000	$29,800		$14,900
Alvin N. Puryear(1)	—	$—	20,000		—	$207,410		—

(1)	Option grants and exercises for Ms. Baskin and Messrs. Hahl, Harper, Lundine, Peterson and Puryear pertain to the 1997 Disinterested Director Stock Option Plan. See “DIRECTOR COMPENSATION.”

(2)	Value realized is calculated at the closing market price on the date of exercise, less the option exercise price, but before any tax liabilities or transaction costs. This is a deemed market value, which may actually be realized only if the shares are sold at that price.

(3)	Value of unexercised options is calculated at the closing market price on December 31, 2003 ($29.73), less the option exercise price, but before any tax liabilities or transaction costs. Options, if any, with an exercise price greater than the market price as of December 31, 2003, are shown as having no value.

(4)	Includes unvested shares from option grants that allow exercises of unvested shares.

SAI-6

CONTROL PERSONS AND PRINCIPAL HOLDERS OF OUR COMMON STOCK

The following table sets forth, as of July 20, 2004 (unless otherwise indicated), the beneficial ownership of each current director, each nominee for director, each of our executive officers, our executive officers and directors as a group and each stockholder known to our management to own beneficially more than 5% of the outstanding shares of our common stock. Unless otherwise indicated, we believe that the beneficial owner set forth in the table has sole voting and investment power.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class(1)
Beneficial Owners of More than 5%: Directors and Executive Officers:
Malon Wilkus	1,676,193	(2)(3)	2.1%
John R. Erickson	296,067	(2)(4)	*
Ira J. Wagner	212,172	(2)	*
Roland H. Cline	182,225	(2)(3)	*
Gordon J. O’Brien	247,675	(2)(3)	*
Darin R. Winn	224,239	(2)	*
Mary C. Baskin	18,438	(5)(6)	*
Neil M. Hahl	27,531	(5)	*
Philip R. Harper	302,552	(7)	*
Stan Lundine	27,106	(5)	*
Kenneth D. Peterson, Jr.	34,000	(5)(8)(9)	*
Alvin N. Puryear	23,000	(5)	*
Directors and Executive Officers as a group (12 persons)	3,271,198		4.0%

*	Less than one percent.

(1) Pursuant to the rules of the Commission, shares of our common stock subject to options held by our directors and executive officers that are exercisable within 60 days of July 20, 2004, are deemed outstanding for the purposes of computing such director’s or executive officer’s beneficial ownership.

(2) Includes shares allocated to the account of each executive officer as a participant in the ESOP over which each has voting power under the terms of the ESOP, and the following shares issuable upon the exercise of options that are exercisable within 60 days of July 20, 2004: Mr. Wilkus has 55,048 shares in the ESOP and 608,646 shares issuable upon the exercise of options; Mr. Erickson has 2,252 shares in the ESOP and 243,815 shares issuable upon the exercise of options; Mr. Wagner has 2,907 shares in the ESOP and 172,665 shares issuable upon the exercise of options; Mr. Cline has 40,088 shares in the ESOP and 135,839 shares issuable upon the exercise of options; Mr. O’Brien has 1,695 shares in the ESOP and 233,871 shares issuable upon the exercise of options; and Mr. Winn has 1,810 shares in the ESOP and 217,819 shares issuable upon the exercise of options.

(3) Includes the equivalent number of shares held as units in our 401(k) profit sharing plan of which the named executive officer is the beneficial power. Messrs. Wilkus, Cline and O’Brien have the equivalent of 2,598, 1,987 and 1,109 shares, respectively. The 401(k) plan is part of the ESOP, and such units are in addition to shares held in the ESOP stock account of the named individual. SEE LONG TERM INCENTIVE PLANS—ESOP.

(4) Does not include shares owned by the ESOP, for which Mr. Erickson is the Trustee, other than shares allocated to Mr. Erickson’s ESOP account. See note (2).

(5) Includes shares issuable upon the exercise of stock options that are exercisable within 60 days of July 20, 2004. Ms. Baskin and Messrs. Hahl, Lundine, Peterson and Puryear have 15,000, 20,000, 20,000, 15,000 and 20,000 such shares, respectively.

(6) Includes 271 shares that are owned by Ms. Baskin’s husband.

SAI-7

(7) Includes 17,000 shares that are owned by Mr. Harper’s wife.

(8) Includes 250 shares that are owned by Mr. Peterson’s wife. Mr. Peterson disclaims beneficial ownership of such shares.

(9) Includes 11,500 shares owned by Columbia Ventures Corporation, a company wholly-owned by Mr. Peterson.

INVESTMENT ADVISORY SERVICES

We are internally managed and therefore have not entered into any advisory agreement with, nor pay advisory fees to, an outside investment adviser.

SAFEKEEPING, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our securities are held under custodian agreements by Riggs Bank, N.A. and Wells Fargo Bank, National Association. The address of the custodians are 808 17th Street, NW, Washington, D.C. 20004 and Sixth Street and Marquette Avenue, Minneapolis, Minnesota 55479, respectively. Our assets are held under bank custodianship in compliance with the 1940 Act. EquiServe, L.P. acts as our transfer and dividend paying agent and registrar. The principal business address of EquiServe, L.P. is 150 Royall Street, mail stop 45-02-62, Canton, MA 02021.

CONSOLIDATED FINANCIAL STATEMENTS

We have included our audited consolidated financial statements and schedule at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and the consolidated financial highlights for each of the five years ended December 31, 2003.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we generally acquire and dispose of our investments in privately negotiated transactions, we infrequently use brokers in the normal course of business.

TAX STATUS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and does not purport to be a complete description of the income tax considerations. The discussion is based upon the Code, Treasury Regulations thereunder, and administrative and judicial interpretations thereof, each as of the date hereof, all of which are subject to change. Prospective investors should consult their own tax advisors with respect to tax considerations which pertain to their purchase of Securities. This summary does not discuss any aspects of foreign, state or local tax laws.

We have operated since October 1, 1997, so as to qualify to be taxed as a RIC within the meaning of Section 851 of the Code. If we qualify as a RIC and annually distribute to our stockholders in a timely manner at least 90% of our “investment company taxable income,” as defined in the Code, we will not be subject to federal income tax on the portion of our taxable income and capital gains distributed to stockholders. “Investment company taxable income” generally means taxable income, including net short-term capital gains but excluding net long-term capital gains. In addition, we will be liable for a nondeductible federal excise tax of 4% on our undistributed income unless for each calendar year we distribute (including through “deemed distributions”) an amount equal to or greater than the sum of (i) 98% of our “ordinary income” (generally, taxable income excluding net short-term and long-term capital gains), (ii) 98% of its “capital gain net income” (including both net short-term and long-term capital gains) realized for the 12-month period ending October 31 of such calendar year, and (iii) any shortfall in distributing all ordinary income and capital gain net income for the prior calendar year. We generally will endeavor to make distributions and have deemed distributions such that we will not incur the federal excise tax on its earnings.

SAI-8

We received a ruling from the IRS clarifying the tax consequences of its conversion to a RIC, especially with regard to the treatment of any unrealized gain inherent in our assets (approximately $6.3 million) upon our conversion to RIC status (“built-in gain”). Under the terms of the ruling and applicable law, if the company realizes or is treated as realizing any of the built-in gain before October 1, 2007, we generally will be liable for corporate level federal income tax on the gain, which could not be eliminated by dividend payments.

In order to qualify as a RIC for federal income tax purposes, we must, among other things: (a) continue to qualify as a BDC under the 1940 Act, (b) derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to securities loans, gains from the sale of stock or securities, or other income derived with respect to our business of investing in such stock or securities; and (c) diversify our holdings so that at the end of each quarter of the taxable year (i) at least 50% of the value of our assets consists of cash, cash items, securities of other RICs, U.S. government securities, and other securities if such other securities of any one issuer do not represent more than 5% of our assets or 10% of the outstanding voting securities of the issuer, and (ii) no more than 25% of the value of our assets (including those owned by ACFS) are invested in the securities of one issuer (other than U.S. government securities or securities of other RICSs) or of two or more issuers that are controlled (as determined under applicable Code rules) by us and are engaged in the same or similar or related trades or businesses.

If we acquire or are deemed to have acquired debt obligations that were issued originally at a discount or that otherwise are treated under applicable tax rules as having original issue discount, we will be required to include in income each year a portion of the original issue discount that accrues over the life of the obligation regardless of whether we receive cash representing such income in the same taxable year and to make distributions accordingly.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements and diversification requirements. However, under the 1940 Act, we are not permitted to make distributions to stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by other requirements relating to our status as a RIC, including the diversification requirements. If we dispose of assets in order to meet distribution requirements, we may make such dispositions at times which, from an investment standpoint, are not advantageous.

If we fail to satisfy the 90% distribution requirement or otherwise fails to qualify as a RIC in any taxable year, we will be subject to tax in such year on all of our taxable income, regardless of whether we make any distributions to our stockholders. In addition, in that case, all of our distributions to our stockholders will be characterized as ordinary income (to the extent of our current and accumulated earnings and profits).

Our wholly-owned subsidiary, ACFS, is an ordinary corporation that is subject to corporate level federal income tax. We also own all of the equity interests issued by ACS Funding Trust I, a statutory trust, ACS Funding Trust II, a statutory trust, ACAS Business Loan LLC, 2000-1, ACAS Business Loan LLC, 2002-1, ACAS Business Loan LLC, 2002-2, ACAS Business Loan LLC, 2003-1 and ACAS Business Loan LLC, 2003-2, each of which is a limited liability company, disregarded as a separate entity for tax purposes.

SAI-9

AMERICAN CAPITAL STRATEGIES, LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

American Capital Strategies, Ltd.

We have audited the accompanying consolidated balance sheets of American Capital Strategies, Ltd., including the consolidated schedules of investments, as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003, and the consolidated financial highlights for each of the five years in the period then ended. Our audits also included the financial statement schedule listed in the Index at Item 24. These financial statements, the financial highlights and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements, financial highlights and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the consolidated financial position of American Capital Strategies, Ltd. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, and its consolidated financial highlights for each of the five years in the period then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.”

/s/    Ernst & Young LLP

McLean, Virginia

February 10, 2004

Except for Note 14, as to which the date is February 26, 2004

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31,
	2003	2002
Assets
Investments at fair value (cost of $2,042,914 and $1,334,987, respectively)
Non-Control/Non-Affiliate investments	$756,158	$557,490
Control investments	1,041,144	671,141
Affiliate investments	137,917	52,083
Interest rate hedging agreements	(23,476)	(32,255)

Total investments at fair value	1,911,743	1,248,459
Cash and cash equivalents	8,020	13,080
Restricted cash	75,935	28,134
Interest receivable	17,636	11,552
Other	28,390	17,298

Total assets	$2,041,724	$1,318,523

Liabilities and Shareholders’ Equity
Notes payable	$724,211	$364,171
Revolving credit facility	116,000	255,793
Accrued dividends payable	3,957	869
Other	21,641	10,031

Total liabilities	865,809	630,864

Commitments and Contingencies
Shareholders’ equity:
Undesignated preferred stock, $0.01 par value, 5,000 shares authorized, 0 issued and outstanding	—	—
Common stock, $0.01 par value, 70,000 shares authorized, 66,930 and 44,450 issued, and 65,949 and 43,469 outstanding, respectively	659	435
Capital in excess of par value	1,360,181	812,150
Unearned compensation	(21,286)	—
Notes receivable from sale of common stock	(8,783)	(9,021)
Distributions in excess of net realized earnings	(23,685)	(29,459)
Net unrealized depreciation of investments	(131,171)	(86,446)

Total shareholders’ equity	1,175,915	687,659

Total liabilities and shareholders’ equity	$2,041,724	$1,318,523

See accompanying notes.

AMERICAN CAPITAL STRATEGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
OPERATING INCOME:
Interest and dividend income
Non-Control/Non-Affiliate investments	$88,833	$72,569	$46,202
Control investments	75,788	59,017	42,452
Affiliate investments	11,651	1,635	1,480
Interest rate swap agreements	(17,214)	(11,153)	(1,848)

Total interest and dividend income	159,058	122,068	88,286

Fees
Non-Control/Non-Affiliate investments	15,408	9,422	7,234
Control investments	29,783	15,073	8,646
Affiliate investments	2,031	459	71

Total fee income	47,222	24,954	15,951

Total operating income	206,280	147,022	104,237

OPERATING EXPENSES:
Interest	18,514	14,321	10,343
Salaries and benefits	27,950	18,621	14,571
General and administrative	16,529	11,531	7,698
Stock-based compensation	2,584	—	—

Total operating expenses	65,577	44,473	32,612

NET OPERATING INCOME	140,703	102,549	71,625

Net realized gain (loss) on investments
Non-Control/Non-Affiliate investments	10,873	(21,992)	5,962
Control investments	9,759	1,091	—
Affiliate investments	1,374	160	(593)

Total net realized gain (loss) on investments	22,006	(20,741)	5,369

Net unrealized (depreciation) appreciation of investments
Non-Control/Non-Affiliate investments	(16,437)	14,957	(21,778)
Control investments	(40,624)	(49,726)	(29,804)
Affiliate investments	3,557	(256)	(2,542)
Interest rate swap agreements	8,779	(26,722)	(4,265)

Total net unrealized depreciation of investments	(44,725)	(61,747)	(58,389)

NET INCREASE IN SHAREHOLDERS’ EQUITY RESULTING FROM OPERATIONS	$117,984	$20,061	$18,605

NET OPERATING INCOME PER COMMON SHARE:
Basic	$2.58	$2.60	$2.27
Diluted	$2.56	$2.57	$2.24
NET EARNINGS PER COMMON SHARE:
Basic	$2.16	$0.51	$0.59
Diluted	$2.15	$0.50	$0.58
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
Basic	54,632	39,418	31,487
Diluted	54,996	39,880	32,001
DIVIDENDS DECLARED PER COMMON SHARE	$2.79	$2.57	$2.30

See accompanying notes.

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS

December 31, 2003

(in thousands)

Company	Industry	Investment	Cost	Fair Value

NON-CONTROL/NON-AFFILIATE INVESTMENTS

A.H. Harris & Sons, Inc.	Distributors — Construction Material	Subordinated Debt	$9,645	$9,699
		Common Stock Warrants, 10.0% of Co.(1)	534	394

			10,179	10,093

Academy Events Services, LLC	Commercial Services & Supplies —	Senior Debt	5,975	5,975
	Tent and Canvas	Subordinated Debt(1)	6,947	270
		Common Stock Warrants, 5.6% of Co.(1)	636	—
		Common Stock, 2.8% of Co.(1)	—	—
		Redeemable Preferred Stock(1)	500	—

			14,058	6,245

ACE Cash Express, Inc.(2)	Diversified Financial Services —Retail Financial Services Stores	Subordinated Debt	36,725	36,725

Aerus, LLC	Household Durables — Vacuum Cleaners	Membership Interest, 2.5% of Co.(1)	246	228

Alemite Holdings, Inc.	Machinery — Lubricating Equipment	Subordinated Debt Common Stock Warrants, 9% of Co.(1)	10,427 124	10,427 124

			10,551	10,551

Atlantech Holding Corp.	Construction & Engineering — Polymer-based Products	Subordinated Debt with Non-Detachable Warrants, 6.2% of Co.	20,300	19,392
		Redeemable Preferred Stock with Non- Detachable Common Stock, 1.1% of Co.(1)	1,285	824

			21,585	20,216

Baran Group, Ltd (2)(3)	Communications Equipment — Wireless Communications Network Services	Common Stock, 0.5% of Co.(1)	2,373	284

BC Natural Foods LLC (formerly known as Petaluma Poultry Processors, Inc.)	Food Products — Organic & Natural Poultry	Senior Debt Subordinated Debt	5,379 26,725	5,379 26,725
		Common Stock Warrants, 15.2% of Co.(1)	3,331	6,513

			35,435	38,617

BLI Holdings Corp.	Personal Products — Personal Care Items	Subordinated Debt	16,912	16,912

Bumble Bee Seafoods, L.P.	Food Products — Canned Tuna and	Subordinated Debt	14,764	14,764
	Other Seafood	Common Stock Warrants, 1.2% of Co.(1)	421	2,510

			15,185	17,274

CamelBak Products, LLC	Leisure Equipment & Products — Portable Hands-Free Hydration Systems	Subordinated Debt	37,634	37,634

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2003

(in thousands)

Company	Industry	Investment	Cost	Fair Value

Case Logic, Inc.	Leisure Equipment & Products — Storage Products	Subordinated Debt with Non-Detachable Warrants, 8.3% of Co.	23,399	22,417
		Common Stock, 0.5% of Co.(1) Redeemable Preferred Stock	— 441	— 430

			23,840	22,847

Chronic Care Solutions, Inc.	Health Care Equipment & Supplies —	Subordinated Debt	37,038	37,038
	Mail Order Medical Supplies	Common Stock Warrants, 6.0% of Co.(1)	1,676	1,676

			38,714	38,714

Corporate Benefit Services of America, Inc	Commercial Services & Supplies — Third Party Manager and Administrator	Senior Debt Subordinated Debt	3,981 14,403	3,981 14,403
	of Employee Healthcare Benefit Plans	Common Stock Warrants, 2.7% of Co.(1)	695	695

			19,079	19,079

Cycle Gear, Inc.	Specialty Retail — Motor Cycle Accessories	Senior Debt Subordinated Debt	328 9,533	328 9,591
		Common Stock Warrants, 50.7% of Co.(1)	973	5,378
		Redeemable Preferred Stock	1,836	1,836

			12,670	17,133

DigitalNet, Inc.(2)	IT Services — Information Services	Common Stock Warrants 0.2% of Co.(1)	624	488

Erie County Plastics Corporation	Containers & Packaging — Molded	Subordinated Debt	9,685	9,707
	Plastics	Common Stock Warrants, 14.8% of Co.(1)	1,170	1,027

			10,855	10,734

Euro-Pro Operating LLC	Household Durables — Home Cleaning Products	Senior Debt	39,808	39,808

Formed Fiber Technologies, Inc.	Auto Components — Non-woven Fiber Products	Subordinated Debt Common Stock Warrants 5.5% of Co.(1)	13,721 123	13,721 123

			13,844	13,844

Hartstrings LLC	Textiles, Apparel & Luxury Goods — Children’s Apparel	Senior Debt Subordinated Debt	3,463 12,238	3,463 12,238
		Common Stock Warrants, 40.2% of Co.(1)	3,572	4,918

			19,273	20,619

JAG Industries, Inc.	Metals & Mining — Metal Fabrication & Tablet Manufacturing	Subordinated Debt(1)	1,438	141

Kelly Aerospace, Inc.	Aerospace & Defense — General	Subordinated Debt	9,203	9,203
	Aviation & Performance Automotive	Common Stock Warrants, 20.0% of Co.(1)	1,588	1,588

			10,791	10,791

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2003

(in thousands)

Company	Industry	Investment	Cost	Fair Value
Marcal Paper Mills, Inc.	Household Products — Towel, Tissue & Napkin Products	Senior Debt Subordinated Debt	16,136 20,538	16,136 20,538
		Common Stock Warrants, 20.0% of Co.(1)	5,001	4,774

			41,675	41,448

MATCOM International Corp.	IT Services — Information and Engineering Services for Federal	Senior Debt Subordinated Debt	7,660 5,688	7,660 5,688
	Government Agencies	Common Stock Warrants, 2.0% of Co.(1)	805	805

			14,153	14,153

Mobile Tool International, Inc.	Machinery — Aerial Lift Equipment	Subordinated Debt(1)	2,698	1,056

MP TotalCare, Inc.	Healthcare Equipment & Supplies — Respiratory & Diabetic Supplies	Senior Debt	14,816	14,816

Nailite International, Inc.	Building Products — Siding	Subordinated Debt	8,172	8,172
	Manufacturer	Common Stock Warrants, 5.5% of Co.(1)	1,232	2,333

			9,404	10,505

Nancy’s Specialty Foods, Inc.	Food Products — Frozen Gourmet Quiche Entrees, Appetizers and Desserts	Subordinated Debt	15,030	15,030

Patriot Medical Technologies, Inc.	Commercial Services & Supplies — Repair Services	Common Stock Warrants, 7.8% of Co.(1)	612	101
		Preferred Stock, Convertible into 4.2% of Co.(1)	1,320	775

			1,932	876

Phillips & Temro Holdings LLC	Auto Components — Automotive and	Subordinated Debt	4,667	4,667
	Heavy Duty Truck Products	Common Stock Warrants, 5.0% of Co.(1)	348	1,644

			5,015	6,311

Plastech Engineered Products, Inc.	Auto Components — Automotive	Subordinated Debt	9,349	9,349
	Component Systems	Common Stock Warrants, 2.1% of Co.(1)	2,577	9,221

			11,926	18,570

Riddell Holdings, LLC	Leisure Equipment & Products —Branded Sporting Goods	Subordinated Debt Common Stock 3.9% of Co.(1) Redeemable Preferred Stock(1)	20,219 2,141 859	20,219 2,141 859

			23,219	23,219

Stravina Operating Company, LLC	Leisure Equipment & Products —Personalized Novelty and Souvenir Items	Subordinated Debt Common Stock, 4.1% of Co.(1)	27,048 1,000	27,048 1,000

			28,048	28,048

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2003

(in thousands)

Company	Industry	Investment	Cost	Fair Value

Technical Concepts Holdings, LLC	Building Products — Automated Restroom Hygiene Solutions	Senior Debt Subordinated Debt Common Stock Warrants 5.0% of Co.(1)	17,235 13,325 1,703	17,235 13,325 1,703

			32,263	32,263

The L.A. Studios, Inc.	Media — Audio Production	Subordinated Debt	2,266	2,271

The Lion Brewery, Inc.	Beverages — Malt Beverages	Subordinated Debt	6,087	6,143
		Common Stock Warrants, 54.0% of Co.(1)	675	4,012

			6,762	10,155

ThreeSixty Sourcing, Ltd.(3)	Commercial Services & Supplies — Outsourced Management Services	Senior Debt Subordinated Debt	4,500 19,550	4,500 18,490
		Common Stock Warrants, 4.5% of Co.(1)	1,387	—

			25,437	22,990

TransCore Holdings, Inc.	IT Services — Transportation	Subordinated Debt	25,332	25,435
	Information Management Services	Common Stock Warrants, 7.1% of Co.(1)	4,368	14,567
		Redeemable Preferred Stock	575	575
		Preferred Stock, Convertible into 1.1% of Co.	2,901	2,901

			33,176	43,478

UAV Corporation	Leisure Equipment & Products — Pre-recorded Video, Audio Tapes & Software	Subordinated Debt	14,033	14,033

Vigo Remittance Corp.	Diversified Financial Services — Electronic Funds Transfer	Senior Debt Subordinated Debt	13,918 18,757	13,918 18,757
		Common Stock Warrants, 5.0% of Co.(1)	1,213	1,213

			33,888	33,888

Visador Holding Corporation	Building Products — Stair Components	Subordinated Debt	9,706	9,706
	and Wood Columns	Common Stock Warrants, 5.4% of Co.(1)	462	462

			10,168	10,168

Warner Power, LLC	Electrical Equipment — Power Systems & Electrical Ballasts	Senior Debt Subordinated Debt	997 8,347	997 8,379
		Common Stock Warrants, 62.5% of Co.(1)	2,246	1,735

			11,590	11,111

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2003

(in thousands)

Company	Industry	Investment	Cost	Fair Value
Weston ACAS Holdings, Inc.	Commercial Services & Supplies — Environmental Consulting	Subordinated Debt	12,792	12,792
Subtotal Non-Control / Non-Affiliate Investments			742,110	756,158

CONTROL INVESTMENTS
3SI Security Systems, Inc.	Electronic Equipment & Instruments — Banking Security Systems	Senior Debt Subordinated Debt Common Stock, 95.1% of Co.(1)	8,888 21,743 27,246	8,888 21,743 29,636

			57,877	60,267
Aeriform Corporation	Chemicals — Packaged Industrial Gas Distributor	Senior Debt Senior Subordinated Debt Junior Subordinated Debt(1)	5,047 15,301 16,117	5,047 15,353 10,386
		Common Stock Warrants, 82.8% of Co.(1)	4,360	—
		Redeemable Preferred Stock(1)	118	—

			40,943	30,786
American Decorative Surfaces Inc.	Building Products — Decorative Paper & Vinyl Products	Subordinated Debt Preferred Stock, Convertible into	26,202	21,035
		100.0% of Co.(1)	13,674	—

			39,876	21,035
ASC Industries, Inc	Auto Components — Aftermarket Automotive Components	Subordinated Debt Common Stock Warrants, 31.6%	18,077	18,077
		of Co.(1) Redeemable Preferred Stock	6,531 3,940	12,290 3,940

			28,548	34,307
Automatic Bar Controls, Inc.	Commercial Services & Supplies — Beverage Dispensers	Senior Debt Subordinated Debt Common Stock, 63.3% of Co.(1) Common Stock Warrants, 1.7%	13,611 14,195 7,000	13,611 14,195 16,657
		of Co.(1)	182	425

			34,988	44,888
Auxi Health, Inc.	Health Care Providers & Services — Home Healthcare	Senior Debt Subordinated Debt Common Stock Warrants, 17.5%	5,250 17,198	5,250 8,801
		of Co.(1) Preferred Stock, Convertible into 54.5%	2,599	—
		of Co.(1)	2,733	—

			27,780	14,051
Biddeford Real Estate Holdings, Inc.	Real Estate — Commercial	Senior Debt Common Stock, 100.0% of Co.(1)	2,823 363	2,823 476

			3,186	3,299
BPT Holdings, Inc.(3)	Machinery — Machine Tools, Metal Cutting Types	Senior Debt Subordinated Debt Common Stock, 16.9% of Co.(1) Preferred Stock, Convertible into 83.1% of Co.(1)	11,714 5,667 2,000 5,000	11,714 5,719 — 2,688

			24,381	20,121

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2003

(in thousands)

Company	Industry	Investment	Cost	Fair Value

Capital.com, Inc.	Diversified Financial Services — Financial Portal	Preferred Stock, Convertible into 85.0% of Co.(1)	1,492	500

Chromas Technologies Corp. (3)	Machinery — Printing Presses	Senior Debt(1) Subordinated Debt(1) Common Stock, 34.1% of Co.(1) Common Stock Warrants, 25.0%	1,078 17,080 1,500	1,078 2,919 —
		of Co.(1)	1,071	—
		Redeemable Preferred Stock(1) Preferred Stock, Convertible into 39.0%	6,222	—
		of Co.(1)	6,680	—

			33,631	3,997

Confluence Holdings Corp.	Leisure Equipment & Products — Canoes & Kayaks	Senior Debt Subordinated Debt	7,542 11,093	7,542 9,681
		Redeemable Preferred Stock (1) Preferred Stock, Convertible into 7.1%	6,896	—
		of Co.(1) Common Stock Warrants, 72.2%	3,529	—
		of Co.(1) Common Stock, less than 0.1%	—	—
		of Co.(1)	2,700	546

			31,760	17,769

DanChem Technologies, Inc.	Chemicals — Specialty Contract Chemical Manufacturing	Senior Debt Subordinated Debt Common Stock, 38.7% of Co.(1) Common Stock Warrants, 36.3%	12,512 8,514 2,500	12,512 8,514 56
		of Co.(1)	2,221	2,040

			25,747	23,122

Escort Inc.	Leisure Equipment & Products — Automotive Electronic Products	Senior Debt Subordinated Debt Redeemable Preferred Stock Common Stock Warrants, 64.1%	5,723 17,394 4,794	5,723 17,394 4,794
		of Co.(1)	8,783	10,724

			36,694	38,635

Euro-Caribe Packing Company, Inc.	Food Products — Meat Processing	Senior Debt Subordinated Debt Common Stock Warrants, 9.2%	7,866 7,653	7,915 7,666
		of Co.(1) Preferred Stock, Convertible into 75.0%	1,110	116
		of Co.(1)	4,302	1,312

			20,931	17,009

European Touch LTD. II	Commercial Services & Supplies — Salon Appliances	Senior Debt Subordinated Debt Common Stock, 36.2% of Co.(1) Redeemable Preferred Stock Common Stock Warrants, 53.8%	4,766 12,119 1,500 477	4,766 12,119 4,913 477
		of Co.(1)	3,683	7,309

			22,545	29,584

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2003

(in thousands)

Company	Industry	Investment	Cost	Fair Value

Flexi-Mat Holding, Inc.	Leisure Equipment & Products — Pet Beds	Senior Debt Subordinated Debt Common Stock, 92.0% of Co.(1) Redeemable Preferred Stock	8,230 10,765 9,706 8,644	8,230 10,765 9,706 8,644

			37,345	37,345

Fulton Bellows & Components, Inc.	Machinery — Bellows	Senior Debt(1) Subordinated Debt(1) Common Stock Warrants, 7.7%	12,750 6,799	8,791 —
		of Co.(1)	1,305	—

			20,854	8,791

Global Dosimetry Solutions, Inc.	Commercial Services & Supplies —Radiation Dosimetry Services	Subordinated Debt Common Stock, 15.3% of Co.(1) Redeemable Preferred Stock Common Stock Warrants, 77.2%	17,227 1,750 11,588	17,227 1,750 11,588
		of Co.(1)	8,827	8,827

			39,392	39,392

Halex Corporation	Construction Materials — Flooring Materials	Subordinated Debt Redeemable Preferred Stock Preferred Stock, Convertible into 70.4%	20,782 12,704	20,782 12,704
		of Co.(1)	1,406	6,004

			34,892	39,490

Iowa Mold Tooling Co., Inc.	Machinery — Specialty Equipment	Subordinated Debt Common Stock, 32.9% of Co.(1) Redeemable Preferred Stock(1) Common Stock Warrants, 41.0%	15,426 4,760 18,864	15,540 — 15,968
		of Co.(1)	5,918	783

			44,968	32,291

Jones Stephens Corp.	Building Products — Specialty Plumbing Components	Subordinated Debt Common Stock, 43.8% of Co.(1) Redeemable Preferred Stock(1) Preferred Stock, Convertible into 43.8% of Co.(1)	20,843 3,500 7,000 3,500	20,843 3,500 7,000 3,500

			34,843	34,843

Logex Corporation	Road & Rail — Industrial Gases	Subordinated Debt	19,959	19,959
		Common Stock Warrants, 85.4% of Co.(1) Redeemable Preferred Stock(1)	7,454 3,930	2,782 390

			31,343	23,131

MBT International, Inc.	Distributors — Musical Instrument Distributor	Subordinated Debt Common Stock, 7.2% of Co.(1) Common Stock Warrants, 81.5%	15,325 1,233	15,329 29
		of Co.(1) Redeemable Preferred Stock(1)	5,254 929	5,254 929

			22,741	21,541

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2003

(in thousands)

Company	Industry	Investment	Cost	Fair Value

Network for Medical Communication & Research, LLC	Commercial Services & Supplies —Specialized Medical Educational	Subordinated Debt Common Stock Warrants, 32.8%	13,892	13,892
	Programs	of Co.(1)	2,038	36,377

			15,930	50,269

New Piper Aircraft, Inc.	Aerospace & Defense — Aircraft Manufacturing	Senior Debt Subordinated Debt Common Stock, 77.1% of Co.(1)	54,146 18 95	54,191 499 2,234

			54,259	56,924

NewStarcom Holdings, Inc.	Construction & Engineering — Electrical Contractor	Subordinated Debt Common Stock, 0.2% of Co.(1) Preferred Stock, Convertible into 66.4% of Co.(1)	33,273 — 11,500	40,372 — —

			44,773	40,372

nSpired Natural Foods, Inc.	Food Products — Natural and Organic Foods	Senior Debt Subordinated Debt Common Stock, 100.0% of Co.(1) Redeemable Preferred Stock	17,507 8,895 5,000 25,500	17,507 8,895 5,000 25,500

			56,902	56,902

Optima Bus Corporation	Machinery — Buses	Senior Debt Subordinated Debt Common Stock, 1.0% of Co.(1) Preferred Stock, Convertible into 91.4% of Co.(1) Common Stock Warrants, 2.1% of Co.(1)	3,126 10,120 1,896 18,748 4,041	3,126 7,927 — — —

			37,931	11,053

PaR Systems, Inc.	Machinery — Robotic Systems	Subordinated Debt Common Stock, 21.3% of Co.(1) Common Stock Warrants, 35.1%	19,112 2,500	19,112 6,897
		of Co.(1)	4,116	11,357

			25,728	37,366

Precitech, Inc.	Machinery — Ultra Precision Machining Systems	Senior Debt Subordinated Debt Redeemable Preferred Stock(1) Common Stock, 43.3% of Co. (1) Common Stock Warrants, 44.7%	9,585 5,232 2,241 2,204	9,585 5,232 — —
		of Co.(1)	2,278	154

			21,540	14,971

Roadrunner Freight Systems, Inc.	Road & Rail — Truck Freight Delivery	Subordinated Debt Common Stock, 57.6% of Co.(1) Common Stock Warrants, 12.1%	16,960 13,550	16,960 16,487
		of Co.(1)	2,840	3,226

			33,350	36,673

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2003

(in thousands)

Company	Industry	Investment	Cost	Fair Value

Specialty Brands of America, Inc.	Food Products — Specialty Foods	Senior Debt Subordinated Debt Redeemable Preferred Stock Common Stock, 23.5% of Co.(1) Common Stock Warrants, 67.7%	24,598 15,553 11,184 3,392	24,598 15,553 11,184 3,392
		of Co.(1)	9,746	9,746

			64,473	64,473

STACAS Holdings, Inc.	Road & Rail — Overnight Shorthaul Delivery	Subordinated Debt Redeemable Preferred Stock(1) Common Stock, 18.0% of Co.(1) Common Stock Warrants, 62.0%	15,956 5,000 —	15,956 2,355 —
		of Co.(1)	2,869	2,755

			23,825	21,066

Sunvest Industries, Inc.	Metals & Mining — Contract Manufacturing	Senior Debt(1) Subordinated Debt(1) Common Stock Warrants, 73.0%	7,011 5,642	— —
		of Co.(1)	1,358	—

			14,011	—

Texstars, Inc.	Aerospace & Defense — Aviation and Transportation Accessories	Senior Debt Subordinated Debt Common Stock, 36.4% of Co.(1) Common Stock Warrants, 37.4% of Co.(1)	13,382 7,307 1,500 1,542	13,382 7,307 5,574 5,730

			23,731	31,993
The Inca Group	Building Products — Steel Products	Senior Debt Subordinated Debt Redeemable Preferred Stock (1) Common Stock, 2.3% of Co.(1) Common Stock Warrants, 95.7%	5,651 10,957 29,011 5,100	5,651 10,988 5,588 —
		of Co.(1)	3,060	661

			53,779	22,888

Subtotal Control Investments			1,166,989	1,041,144

AFFILIATE INVESTMENTS
Bankruptcy Management Solutions, Inc.	Commercial Services & Supplies —Case Management Software, Financial and Other Services	Senior Debt Subordinated Debt Common Stock, 6.5% of Co.(1) Common Stock Warrants, 2.3% of Co.(1)	4,042 13,496 1,000 343	4,042 13,496 1,000 343

			18,881	18,881
CIVCO Holding, Inc.	Health Care Equipment & Supplies — Medical Products Supporting Ultrasound Imaging Equipment	Subordinated Debt Redeemable Preferred Stock Common Stock, 10.3% of Co.(1) Common Stock Warrants, 4.5% of Co.(1)	10,982 982 2,123 997	10,982 982 2,123 997

			15,084	15,084

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2003

(in thousands)

Company	Industry	Investment	Cost	Fair Value

FMI Holdco I, LLC	Road & Rail — Full-Service Logistics Provider	Senior Debt Subordinated Debt Common Stock, 11.8% of Co.(1) Redeemable Preferred Stock(1)	17,200 12,308 2,682 1,567	17,200 12,308 2,682 1,567

			33,757	33,757

Futurelogic Group, Inc.	Computers & Peripherals — Embedded Thermal Printer Solutions	Senior Debt Subordinated Debt Common Stock, 5.1% of Co.(1) Common Stock Warrants, 2.7%	12,452 13,265 20	12,452 13,265 1,815
		of Co.(1)	—	946

			25,737	28,478

Money Mailer, LLC	Advertising — Shared Mail Direct Marketer	Subordinated Debt Common Stock, 5.9% of Co.(1)	8,561 1,500	8,561 1,992

			10,061	10,553

NWCC Acquisition, LLC	Containers & Packaging —Water-based Adhesives and Coatings	Subordinated Debt Common Stock, 18.3% of Co.(1) Redeemable Preferred Stock(1)	9,575 291 2,764	9,575 24 2,335

			12,630	11,934

Trinity Hospice, LLC	Health Care Providers & Services —Hospice Care	Senior Debt Common Stock, 8.2% of Co.(1) Redeemable Preferred Stock	15,265 9 2,391	15,265 1,574 2,391

			17,665	19,230

Subtotal Affiliate Investments			133,815	137,917

INTEREST RATE HEDGING AGREEMENTS

	Interest Rate Swap—Pay Fixed/ Receive Floating	26 Contracts Notional Amounts Totaling $731,781	—	(26,533)

	Interest Rate Swap—Pay Floating/ Receive Floating	10 Contracts Notional Amounts Totaling $204,415	—	43

	Interest Rate Swaption—Pay Floating/Receive Fixed	2 Contracts Notional Amounts Totaling $56,976	—	2,130

	Interest Rate Caps	5 Contracts Notional Amounts Totaling $32,117	—	884

Subtotal Interest Rate Hedging Agreements			—	(23,476)

Totals			$2,042,914	$1,911,743

(1)	Non-income producing
(2)	Public company
(3)	Foreign investment

See accompanying notes.

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2002

(in thousands)

Company	Industry	Investment	Cost	Fair Value

NON-CONTROL/NON-AFFILIATE INVESTMENTS

3SI Security Systems, Inc.	Electronic Equipment & Instruments —Banking Security Systems	Subordinated Debt Common Stock Warrants, 6.0% of Co.(1)	$12,557 565	$12,557 565

			13,122	13,122

A&M Cleaning Products, Inc.	Household Products — Household Cleaning Products	Subordinated Debt Common Stock Warrants, 27.1% of Co.(1) Redeemable Preferred Stock	5,251 1,643 2,633	5,313 2,237 3,244

			9,527	10,794

A.H. Harris & Sons, Inc.	Distributors — Construction Material	Subordinated Debt Common Stock Warrants, 10.0% of Co.(1)	9,553 534	9,621 394

			10,087	10,015

Academy Events Services LLC	Commercial Services & Supplies — Tent and Canvas	Senior Debt Subordinated Debt Common Stock Warrants, 4.5% of Co.(1) Common Stock, 2.8% of Co.(1) Redeemable Preferred Stock	17,848 6,846 636 — 500	17,848 6,846 636 — 500

			25,830	25,830

Aerus, LLC	Household Durables — Vacuum Cleaners	Membership Interest, 2.5% of Co.(1)	246	465

Alemite Holdings, Inc.	Machinery — Lubricating Equipment	Subordinated Debt Common Stock Warrants, 9% of Co.(1)	10,200 124	10,200 124

			10,324	10,324

Atlantech Holding Corp.	Construction & Engineering — Polymer-based Products	Subordinated Debt with Non-Detachable Warrants, 6.2% of Co.	19,643	18,743
		Redeemable Preferred Stock with Non- Detachable Common Stock, 1.1%
		of Co.	1,271	812

			20,914	19,555

Baran Group, Ltd (2)	Communications Equipment — Wireless Communications Network Services	Common Stock, 0.5% of Co.(1)	2,373	219

BLI Holdings Corp.	Personal Products — Personal Care Items	Subordinated Debt	12,791	12,791

Case Logic, Inc.	Leisure Equipment & Products —Storage Products	Subordinated Debt with Non-Detachable Warrants, 8.9% of Co. Redeemable Preferred Stock	21,916 433	21,709 433

			22,349	22,142

Caswell-Massey Holdings Corp.	Personal Products — Toiletries	Senior Debt Subordinated Debt Common Stock Warrants, 24.0% of Co.(1)	454 1,931 552	454 1,946 —

			2,937	2,400

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2002

(in thousands)

Company	Industry	Investment	Cost	Fair Value

CST Industries, Inc.	Containers & Packaging — Bolted Steel Tanks	Subordinated Debt Common Stock Warrants, 13.0% of Co.(1)	8,101 1,090	8,101 4,767

			9,191	12,868

Cycle Gear, Inc.	Specialty Retail — Motor Cycle Accessories	Senior Debt Subordinated Debt Common Stock Warrants, 50.7%	516 7,675	516 7,753
		of Co.(1) Redeemable Preferred Stock	973 1,662	3,457 1,662

			10,826	13,388

Erie County Plastics Corporation	Containers & Packaging — Molded Plastics	Subordinated Debt Common Stock Warrants,	9,449	9,488
		14.8% of Co.(1)	1,170	1,027

			10,619	10,515

Gladstone Capital Corporation(2)	Diversified Financial Services	Common Stock, 2.2% of Co.	3,387	3,687

Hartstrings LLC	Textiles, Apparel & Luxury Goods —Children’s Apparel	Senior Debt Subordinated Debt Common Stock Warrants, 37.5%	4,678 11,934	4,678 11,934
		of Co.(1)	3,572	4,993

			20,184	21,605

Kelly Aerospace, Inc.	Aerospace & Defense — General Aviation & Performance Automotive	Senior Debt Subordinated Debt Common Stock Warrants, 17.5%	6,197 8,973	6,197 8,973
		of Co.(1)	1,588	1,588

			16,758	16,758

Lubricating Specialties Co.	Chemicals — Lubricant & Grease	Subordinated Debt Common Stock Warrants, 21.0%	14,940	15,030
		of Co.(1)	791	791

			15,731	15,821

Marcal Paper Mills, Inc.	Household Products — Towel, Tissue & Napkin Products	Senior Debt Subordinated Debt Common Stock Warrants, 20.0%	16,558 18,603	16,558 18,603
		of Co.(1)	5,001	8,759

			40,162	43,920

MATCOM International Corp.	IT Services — Information and Engineering Services for Federal Government Agencies	Senior Debt Subordinated Debt Common Stock Warrants, 5.7%	8,769 5,213	8,769 5,213
		of Co.(1)	805	805

			14,787	14,787

Mobile Tool International, Inc.	Machinery — Aerial Lift Equipment	Subordinated Debt(1)	2,698	—

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2002

(in thousands)

Company	Industry	Investment	Cost	Fair Value

New Piper Aircraft, Inc.	Aerospace & Defense — Aircraft Manufacturing	Subordinated Debt Common Stock Warrants, 8.5%	18,625	18,683
		of Co.(1)	2,231	1,318

			20,856	20,001

Numatics, Inc.	Machinery — Pneumatic Valves	Senior Debt	29,080	29,080

Parts Plus Group, Inc.	Distributor — Auto Parts Distributor	Subordinated Debt(1) Common Stock Warrants, 5.0%	4,523	142
		of Co.(1) Preferred Stock, Convertible into 1.5%	333	—
		of Co.(1)	556	—

			5,412	142

Patriot Medical Technologies, Inc.	Commercial Services & Supplies —Repair Services	Senior Debt Subordinated Debt Common Stock Warrants, 7.8%	1,781 2,830	1,781 2,880
		of Co.(1) Preferred Stock, Convertible into 4.0%	612	573
		of Co.	1,294	1,294

			6,517	6,528

Petaluma Poultry Processors, Inc.	Food Products — Organic & Natural Poultry	Senior Debt Subordinated Debt Common Stock Warrants, 16.5%	5,971 17,778	5,971 17,778
		of Co.(1)	2,792	5,273

			26,541	29,022

Phillips & Temro Holdings LLC	Auto Components — Automotive and Heavy Duty Truck Products	Subordinated Debt Common Stock Warrants, 7.8%	4,632	4,632
		of Co.(1)	348	348

			4,980	4,980

Plastech Engineered Products, Inc.	Auto Components — Automotive Component Systems	Subordinated Debt Common Stock Warrants, 2.1%	27,640	27,640
		of Co.(1)	2,577	7,069

			30,217	34,709

Stravina Operating Company, LLC	Leisure Equipment & Products —Personalized Novelty and Souvenir Items	Subordinated Debt Common Stock, 4.8% of Co.(1)	18,786 1,000	18,786 1,000

			19,786	19,786

The L.A. Studios, Inc.	Media — Audio Production	Subordinated Debt	2,261	2,271

The Lion Brewery, Inc.	Beverages — Malt Beverages	Subordinated Debt Common Stock Warrants, 54.0%	6,020	6,087
		of Co.(1)	675	7,146

			6,695	13,233

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2002

(in thousands)

Company	Industry	Investment	Cost	Fair Value

ThreeSixty Sourcing, Ltd. (3)	Commercial Services & Supplies —Provider of Outsourced Management Services	Senior Debt Subordinated Debt Common Stock Warrants, 4.5%	8,500 19,098	8,500 19,098
		of Co.(1)	1,387	1,387

			28,985	28,985

TransCore Holdings, Inc.	IT Services — Transportation Information Management Services	Subordinated Debt Common Stock Warrants, 7.3%	24,500	24,681
		of Co.(1) Redeemable Preferred Stock	4,368 534	13,260 534
		Preferred Stock, Convertible into 1.1% of Co.	2,709	2,709

			32,111	41,184

Tube City, Inc.	Metals & Mining — Mill Services	Subordinated Debt Common Stock Warrants, 23.5%	12,680	12,807
		of Co.(1)	3,498	8,423

			16,178	21,230

UAV Corporation	Leisure Equipment & Products — Pre-recorded Video, Audio Tapes & Software	Subordinated Debt	13,356	13,356

Warner Power, LLC	Electrical Equipment — Power Systems & Electrical Ballasts	Senior Debt Subordinated Debt Common Stock Warrants, 62.5%	1,327 8,078	1,327 8,122
		of Co.(1)	2,246	2,528

			11,651	11,977

Subtotal Non-Control / Non-Affiliate Investments			529,469	557,490

CONTROL INVESTMENTS

Aeriform Corporation	Chemicals — Packaged Industrial Gas Distributor	Senior Debt Subordinated Debt Common Stock Warrants, 50.1%	4,999 23,930	4,999 23,985
		of Co.(1) Redeemable Preferred Stock	4,360 116	5,345 116

			33,405	34,445

American Decorative Surfaces Inc.	Building Products — Decorative Paper & Vinyl Products	Subordinated Debt Common Stock, less than 0.1%	24,502	24,502
		of Co.(1) Preferred Stock, Convertible into greater	6	6
		than 99.9% of Co.(1)	13,674	8,322

			38,182	32,830

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2002

(in thousands)

Company	Industry	Investment	Cost	Fair Value

ASC Industries, Inc	Auto Components — Aftermarket Automotive Components	Senior Debt Subordinated Debt	8,234 17,789	8,234 17,789
		Common Stock Warrants, 33.3% of Co.(1) Redeemable Preferred Stock	6,531 3,329	6,531 3,329

			35,883	35,883

Automatic Bar Controls, Inc.	Commercial Services & Supplies —Beverage Dispensers	Senior Debt Subordinated Debt Common Stock, 66.2% of Co.(1) Common Stock Warrants, 1.7%	14,432 13,888 7,000	14,432 13,888 7,000
		of Co.(1)	182	182

			35,502	35,502

Auxi Health, Inc.	Health Care Providers & Services —Home Healthcare	Senior Debt Subordinated Debt Common Stock Warrants, 17.4%	12,336 15,322	14,186 7,893
		of Co.(1) Preferred Stock, Convertible into 54.3%	2,732	—
		of Co.(1)	2,599	—

			32,989	22,079

Biddeford Real Estate Holdings, Inc.	Real Estate — Commercial	Senior Debt Common Stock, 100.0% of Co.(1)	2,944 605	2,944 605

			3,549	3,549

BPT Holdings, Inc. (3)	Machinery — Machine Tools, Metal Cutting Types	Senior Debt Subordinated Debt Common Stock, 15.2% of Co.(1) Preferred Stock, Convertible into 74.8%	11,191 4,863 2,000	11,191 4,923 2,000
		of Co.	5,000	5,000

			23,054	23,114

Capital.com, Inc.	Diversified Financial Services —Financial Portal	Preferred Stock, Convertible into 85.0% of Co.(1)	1,492	500

Chance Coach, Inc.	Machinery — Buses	Senior Debt Subordinated Debt Common Stock, 1.2% of Co.(1) Common Stock Warrants, 2.6%	2,081 9,863 1,896	2,081 10,166 —
		of Co.(1)	4,041	1,873
		Preferred Stock, Convertible into 91.2% of Co.(1)	18,748	8,804

			36,629	22,924

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2002

(in thousands)

Company	Industry	Investment	Cost	Fair Value

Chromas Technologies Corp. (3)	Machinery — Printing Presses	Senior Debt Subordinated Debt(1) Common Stock, 35.0% of Co.(1) Common Stock Warrants, 25.0%	13,535 9,742 1,500	13,064 — —
		of Co.(1) Preferred Stock, Convertible into 40.0%	1,071	—
		of Co.(1)	6,680	—

			32,528	13,064

Confluence Holdings Corp.	Leisure Equipment & Products — Canoes & Kayaks	Senior Debt Subordinated Debt Redeemable Preferred Stock (1) Preferred Stock, Convertible into 75.0%	8,500 8,228 6,890	8,500 8,265 —
		of Co.(1) Common Stock, less than 0.1% of Co.(1) Common Stock Warrants, 0.2%	3,535 537	— —
		of Co.(1)	2,163	722

			29,853	17,487

DanChem Technologies, Inc.	Chemicals — Specialty Contract Chemical Manufacturing	Senior Debt Subordinated Debt Common Stock, 41.9% of Co.(1) Common Stock Warrants, 39.3%	12,748 8,299 2,500	12,748 8,299 1,254
		of Co.(1)	2,221	2,221

			25,768	24,522

Euro-Caribe Packing Company, Inc.	Food Products — Meat Processing	Senior Debt Subordinated Debt Common Stock Warrants, 37.1%	9,086 5,505	9,144 5,542
		of Co.(1) Redeemable Preferred Stock(1)	1,110 4,302	— —

			20,003	14,686

European Touch LTD. II	Commercial Services & Supplies — Salon Appliances	Senior Debt Subordinated Debt Common Stock, 26.1% of Co.(1) Common Stock Warrants, 63.9%	6,546 11,621 1,500	6,546 11,621 3,483
		of Co.(1)	3,683	8,551

			23,350	30,201

Fulton Bellows & Components, Inc.	Machinery — Bellows	Senior Debt Subordinated Debt(1) Common Stock Warrants, 7.7%	12,671 6,766	12,671 681
		of Co.(1) Redeemable Preferred Stock (1) Preferred Stock, Convertible into 69.2%	1,305 5,206	— —
		of Co.(1)	5,975	—

			31,923	13,352

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2002

(in thousands)

Company	Industry	Investment	Cost	Fair Value

Halex Corporation	Construction Materials — Flooring Materials	Subordinated Debt Redeemable Preferred Stock Preferred Stock, Convertible into 70.4%	19,941 11,991	19,941 11,991
		of Co.	1,441	1,441

			33,373	33,373

Iowa Mold Tooling Co., Inc.	Machinery — Specialty Equipment	Subordinated Debt Common Stock, 25.0% of Co.(1) Common Stock Warrants, 46.3%	30,262 4,236	30,548 —
		of Co.(1)	5,918	4,890

			40,416	35,438

JAG Industries, Inc.	Metals & Mining — Metal Fabrication & Tablet Manufacturing	Senior Debt(1) Subordinated Debt(1) Common Stock Warrants, 75.0%	967 2,499	967 771
		of Co.(1)	505	—

			3,971	1,738

Logex Corporation	Road & Rail — Industrial Gases	Subordinated Debt Common Stock Warrants, 85.4%	16,951	16,951
		of Co.(1) Redeemable Preferred Stock	7,454 3,930	3,232 3,406

			28,335	23,589

MBT International, Inc.	Distributors — Musical Instrument Distributor	Senior Debt Subordinated Debt Common Stock Warrants, 27.7%	3,300 7,459	3,300 7,545
		of Co.(1) Preferred Stock, Convertible into 48.0% of Co.(1)	1,215 2,250	991 1,722

			14,224	13,558

Network for Medical Communication & Research, LLC	Commercial Services & Supplies — Provider of Specialized Medical Educational Programs	Subordinated Debt Common Stock Warrants, 31.9% of Co.(1)	15,944 2,038	15,944 23,544

			17,982	39,488

PaR Systems, Inc.	Machinery — Robotic Systems	Subordinated Debt Common Stock, 25.8% of Co.(1) Common Stock Warrants, 42.5%	19,479 2,500	19,479 3,314
		of Co.(1)	4,116	5,458

			26,095	28,251

Precitech, Inc.	Machinery — Ultra Precision Machining Systems	Senior Debt Subordinated Debt Redeemable Preferred Stock Common Stock, 43.3% of Co. (1) Common Stock Warrants, 44.7%	9,587 5,124 1,741 2,204	9,587 5,124 1,741 1,526
		of Co.(1)	2,278	2,278

			20,934	20,256

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2002

(in thousands)

Company	Industry	Investment	Cost	Fair Value

STACAS Holdings, Inc.	Road & Rail — Overnight Shorthaul Delivery	Senior Debt Subordinated Debt Redeemable Preferred Stock Common Stock, 18.0% of Co.(1) Common Stock Warrants, 62.0%	4,547 15,038 5,000 —	4,547 15,038 2,827 —
		of Co.(1)	2,869	2,869

			27,454	25,281

Starcom Holdings, Inc.	Construction & Engineering — Electrical Contractor	Subordinated Debt Common Stock, 2.6% of Co.(1) Common Stock Warrants, 16.2%	25,232 616	22,070 —
		of Co.(1)	3,914	—

			29,762	22,070

Sunvest Industries LLC	Metals & Mining — Contract Manufacturing	Senior Debt Subordinated Debt(1) Common Stock Warrants, 73.0%	4,286 5,635	4,286 494
		of Co.(1) Redeemable Preferred Stock(1)	1,358 1,760	— —

			13,039	4,780

Texstars, Inc.	Aerospace & Defense — Aviation and Transportation Accessories	Senior Debt Subordinated Debt Common Stock, 39.4% of Co.(1) Common Stock Warrants, 40.5%	14,380 7,136 1,500	14,380 7,136 1,500
		of Co.(1)	1,542	1,542

			24,558	24,558

The Inca Group	Building Products — Steel Products	Senior Debt Subordinated Debt Redeemable Preferred Stock (1) Common Stock, 2.3% of Co.(1) Common Stock Warrants, 95.7%	179 19,052 15,357 5,100	179 19,158 11,120 —
		of Co.(1)	3,060	1,446

			42,748	31,903

Weston ACAS Holdings, Inc.	Commercial Services & Supplies — Environnemental Consulting	Subordinated Debt Common Stock, 8.3% of Co.(1) Common Stock Warrants, 22.6%	14,661 1,932	14,661 7,142
		of Co.(1) Redeemable Preferred Stock	5,246 1,462	19,455 1,462

			23,301	42,720

Subtotal Control Investments			750,302	671,141

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2002

(in thousands)

Company	Industry	Investment	Cost	Fair Value

AFFILIATE INVESTMENTS

Futurelogic Group, Inc.	Computers & Peripherals —Embedded Thermal Printer Solutions	Senior Debt Subordinated Debt Common Stock, 5.1% of Co.(1) Common Stock Warrants, 2.7%	12,931 12,937 20	12,931 12,937 20
		of Co.(1)	—	—

			25,888	25,888

NWCC Acquisition, LLC	Containers & Packaging —Water-based Adhesives and Coatings	Subordinated Debt Common Stock, 18.6% of Co.(1) Common Stock Warrants, 4.3%	9,916 250	9,916 250
		of Co.(1) Redeemable Preferred Stock	57 2,250	57 2,250

			12,473	12,473

Trinity Hospice, LLC	Health Care Providers & Services —Hospice Care	Senior Debt Common Stock, 7.4% of Co.(1) Redeemable Preferred Stock	11,693 7 1,557	11,693 472 1,557

			13,257	13,722

Westwind Group Holdings, Inc.	Hotels, Restaurants & Leisure —Restaurants	Redeemable Preferred Stock(1) Common Stock, 10.0% of Co.(1)	3,598 —	— —

			3,598	—

Subtotal Affiliate Investments			55,216	52,083

INTEREST RATE HEDGING AGREEMENTS

	Interest Rate Swaps—Pay Fixed/ Receive Floating	19 Contracts Notional Amounts Totaling $441,430	—	(32,169)

	Interest Rate Swaps—Pay Floating/ Receive Floating	11 Contracts Notional Amounts Totaling $213,999	—	(86)

Subtotal Interest Rate Hedging Agreements			—	(32,255)

Totals			$1,334,987	$1,248,459

(1)	Non-income producing
(2)	Public company
(3)	Foreign investment

See accompanying notes.

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands)

	Preferred Stock	Common Stock		Capital in Excess of Par Value	Unearned Compensation	Notes Receivable From Sale of Common Stock	Distributions in Excess of Net Realized Earnings	Unrealized Appreciation (Depreciation) of Investments	Total Shareholders’ Equity
		Shares	Amount
Balance at December 31, 2000	$—	28,003	$280	$448,587	$—	$(27,389)	$(95)	$23,784	$445,167
Issuance of common stock	—	8,930	90	226,243	—	—	—	—	226,333
Issuance of common stock under stock option plans	—	1,045	10	23,413	—	(23,423)	—	—	—
Issuance of common stock under the dividend reinvestment plan	—	39	—	1,048	—	—	—	—	1,048
Repayments of notes receivable from sale of common stock	—	—	—	—	—	23,669	—	—	23,669
Net increase in shareholders’ equity resulting from operations	—	—	—	—	—	—	76,994	(58,389)	18,605
Cumulative effect of change in accounting principle	—	—	—	—	—	—	(9,906)	9,906	—
Distributions	—	—	—	—	—	—	(74,557)	—	(74,557)

Balance at December 31, 2001	$—	38,017	$380	$699,291	$—	$(27,143)	$(7,564)	$(24,699)	$640,265
Issuance of common stock	—	5,911	59	123,962	—	—	—	—	124,021
Issuance of common stock under stock option plans	—	484	5	10,570	—	(9,168)	—	—	1,407
Issuance of common stock under the dividend reinvestment plan	—	38	1	960	—	—	—	—	961
Repayments of notes receivable from sale of common stock	—	—	—	—	—	3,911	—	—	3,911
Repurchases of common stock through foreclosures on notes receivable	—	(981)	(10)	(22,633)	—	23,379	—	—	736
Net increase in shareholders’ equity resulting from operations	—	—	—	—	—	—	81,808	(61,747)	20,061
Distributions	—	—	—	—	—	—	(103,703)	—	(103,703)

Balance at December 31, 2002	$—	43,469	$435	$812,150	$—	$(9,021)	$(29,459)	$(86,446)	$687,659
Issuance of common stock	—	22,313	223	519,898	—	—	—	—	520,121
Issuance of common stock under stock option plans	—	137	1	3,460	—	—	—	—	3,461
Issuance of common stock under the dividend reinvestment plan	—	30	—	803	—	—	—	—	803
Repayments of notes receivable from sale of common stock	—	—	—	—	—	238	—	—	238
Stock-based compensation	—	—	—	23,870	(21,286)	—	—	—	2,584
Net increase in shareholders’ equity resulting from operations	—	—	—	—	—	—	162,709	(44,725)	117,984
Distributions	—	—	—	—	—	—	(156,935)	—	(156,935)

Balance at December 31, 2003	$—	65,949	$659	$1,360,181	$(21,286)	$(8,783)	$(23,685)	$(131,171)	$1,175,915

See accompanying notes.

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Operating activities:
Net increase in shareholders’ equity resulting from operations	$117,984	$20,061	$18,605
Adjustments to reconcile net increase in shareholders’ equity resulting from operations to net cash provided by operating activities:
Net unrealized depreciation of investments	44,725	61,747	58,389
Net realized (gain) loss on investments	(22,006)	20,741	(5,369)
Accretion of loan discounts	(13,223)	(12,744)	(9,090)
Increase in accrued payment-in-kind dividends and interest	(26,083)	(21,946)	(15,713)
Collection of loan origination fee discounts	6,000	2,072	1,840
Amortization of deferred finance costs and debt discount	4,431	1,521	718
Stock-based compensation	2,584	—	—
Depreciation of property and equipment	1,135	821	582
Decrease (increase) in interest receivable	(6,084)	1,162	(8,022)
Increase in other assets	(3,813)	(1,160)	(2,527)
Increase (decrease) in other liabilities	11,800	199	(2,374)

Net cash provided by operating activities	117,450	72,474	37,039

Investing activities:
Proceeds from sale of equity investments	59,446	4,880	9,952
Collection of payment-in-kind notes	6,052	2,127	5,008
Collection of accreted loan discounts	4,789	1,229	623
Collection of payment-in-kind dividends	894	—	—
Proceeds from sale of senior debt investments	62,184	—	—
Principal repayments	257,102	110,324	67,863
Purchases of investments	(1,044,020)	(555,983)	(381,758)
Capital expenditures of property and equipment	(2,237)	(1,478)	(1,215)
Repayments of employee notes receivable issued in exchange for common stock	238	3,911	23,669
Collection of cash collateral on foreclosed employee notes receivable	—	736	—

Net cash used in investing activities	(655,552)	(434,254)	(275,858)

Financing activities:
Proceeds from asset securitizations	556,281	304,720	28,214
(Repayments of) drawings on revolving credit facility, net	(139,793)	108,147	79,644
Repayment of notes payable	(196,317)	(44,075)	(11,919)
Increase in deferred financing costs	(9,866)	(5,871)	(319)
Increase in debt service escrows	(47,801)	(22,364)	(2,385)
Issuance of common stock	523,582	125,428	226,333
Distributions paid	(153,044)	(105,293)	(76,252)

Net cash provided by financing activities	533,042	360,692	243,316

Net (decrease) increase in cash and cash equivalents	(5,060)	(1,088)	4,497
Cash and cash equivalents at beginning of period	13,080	14,168	9,671

Cash and cash equivalents at end of period	$8,020	$13,080	$14,168

Supplemental Disclosures:
Cash paid for interest	$13,984	$12,607	$10,047
Non-cash financing activities:
Issuance of common stock in conjunction with dividend reinvestment	$803	$961	$1,048
Non-cash proceeds from sale of senior debt investments	$243	$—	$—
Notes receivable issued in exchange for common stock associated with the exercise of employee stock options	$—	$9,168	$23,423
Repurchase of common stock through foreclosures on notes receivable	$—	$22,643	$—

See accompanying notes.

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(in thousands, except per share data)

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Per Share Data:
Net asset value at beginning of the period	$15.82	$16.84	$15.90	$17.08	$13.80

Net operating income (1)	2.58	2.60	2.27	2.00	1.79
Net realized gain (loss) on investments (1)	0.40	(0.52)	0.17	0.21	0.20
(Increase) decrease in net unrealized depreciation on investments (1)	(0.82)	(1.57)	(1.85)	(2.41)	5.08

Net increase (decrease) in shareholders’ equity resulting from operations (1)	2.16	0.51	0.59	(0.20)	7.07
Issuance of common stock	2.56	0.80	1.79	0.70	0.71
Effect of antidilution (dilution)	0.08	0.24	0.86	0.49	(2.76)
Distribution of net investment income	(2.79)	(2.57)	(2.30)	(2.17)	(1.74)

Net asset value at end of period	$17.83	$15.82	$16.84	$15.90	$17.08

Per share market value at end of period	$29.73	$21.59	$28.35	$25.19	$22.75
Total return (2)	53.50%	(15.21)%	22.33%	20.82%	44.36%
Shares outstanding at end of period	65,949	43,469	38,017	28,003	18,252
Ratio/Supplemental Data:
Net assets at end of period	$1,175,915	$687,659	$640,265	$445,167	$311,745
Average net assets	$931,787	$663,962	$542,716	$378,456	$232,234
Average long-term debt outstanding	$582,200	$416,800	$175,600	$97,600	$48,600
Average long-tem debt per common share (1)	$10.66	$10.57	$5.58	$4.37	$3.54
Ratio of operating expenses, net of interest expense, to average net assets	5.05%	4.54%	4.10%	4.68%	5.02%
Ratio of interest expense to average net assets	1.99%	2.16%	1.91%	2.56%	2.03%

Ratio of operating expenses to average net assets	7.04%	6.70%	6.01%	7.24%	7.05%
Ratio of net operating income to average net assets	15.10%	15.45%	13.20%	11.80%	10.33%

(1)	Weighted Average Basic per share data.
(2)	Total return equals the increase (decrease) of the ending market value over the beginning market value plus reinvested dividends, based on the stock price on date of reinvestment, divided by the beginning market value.

See accompanying notes.

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per share data)

Note 1. Organization

American Capital Strategies, Ltd., a Delaware corporation (the “Company”), was incorporated in 1986. On August 29, 1997, the Company completed an initial public offering (“IPO”) and became a non-diversified closed end investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (“1940 Act”). On October 1, 1997, the Company began operations so as to qualify to be taxed as a regulated investment company (“RIC”) as defined in Subtitle A, Chapter 1, under Subchapter M of the Internal Revenue Code of 1986 as amended (the “Code”). The Company’s investment objectives are to achieve current income from the collection of interest and dividends, as well as long-term growth in its shareholders’ equity through appreciation in value of the Company’s equity interests.

The Company is the parent and sole shareholder of American Capital Financial Services, Inc. (“ACFS”) and through ACFS continues to provide financial advisory services to businesses, principally the Company’s portfolio companies. The Company is headquartered in Bethesda, Maryland, and has offices in New York, San Francisco, Los Angeles, Philadelphia, Chicago, and Dallas. Substantially all of the Company’s investments and business activities result from portfolio companies operating primarily in the United States.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Consolidation

Under the investment company rules and regulations, the Company is precluded from consolidating any entity other than another investment company. An exception to these rules requires the Company to consolidate ACFS since it is a wholly owned operating subsidiary whose principal purpose is to provide services to the Company and its portfolio companies. The Company does not hold ACFS for investment purposes and does not intend to sell ACFS. All intercompany accounts have been eliminated in consolidation.

Valuation of Investments

Investments are carried at fair value, as determined in good faith by the board of directors. Securities that are publicly traded are valued at the closing price on the valuation date. For debt and equity securities of companies that are not publicly traded, or for which the Company has various degrees of trading restrictions, the Company prepares an analysis consisting of traditional valuation methodologies to estimate the enterprise value of the portfolio company issuing the securities. The methodologies consist of valuation estimates based on: valuations of comparable public companies, recent sales of comparable companies, discounting the forecasted cash flows of the portfolio company, the liquidation or collateral value of the portfolio company’s assets, third party valuations of the portfolio company and the value of recent investments in the equity securities of the portfolio company. The Company weights some or all of the above valuation methods in order to conclude on its estimate of value. In valuing convertible debt, equity or other securities, the Company values its equity investment based on its pro rata share of the residual equity value available after deducting all outstanding debt from the estimated enterprise value. The Company values non-convertible debt securities at cost plus amortized original issue discount (“OID”) to the extent that the estimated enterprise value of the portfolio company exceeds the outstanding debt of the portfolio company. If the estimated enterprise value is less than the

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

outstanding debt of the company, the Company reduces the value of the Company’s debt investment beginning with the junior most debt such that the enterprise value less the value of the outstanding debt is zero. If there is sufficient enterprise value to cover the face amount of a debt security that has been discounted due to the detachable equity warrants received with that security, that detachable equity warrant will be valued such that the sum of the discounted debt security and the detachable equity warrant equal the face value of the debt security.

Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material. Additionally, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned.

Investment Classification

As required by the 1940 Act, the Company classifies its investments by level of control. As defined in the 1940 Act, “Control Investments” are investments in those companies that the Company is deemed to “Control”. “Affiliate Investments” are investments in those companies that are “Affiliated Companies” of the Company, as defined in the 1940 Act, other than Control Investments. “Non-Control/Non-Affiliate Investments” are those that are neither Control Investments nor Affiliate Investments. Generally, under the 1940 Act, the Company is deemed to control a company in which it has invested if it owns 25% or more of the voting securities of such company or has greater than 50% representation on its board. The Company is deemed to be an Affiliated Company of a company in which it has invested if it owns 5% or more and less than 25% of the voting securities of such company.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Interest and Dividend Income Recognition

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. OID is accreted into interest income using the effective interest method. OID initially represents the value of detachable equity warrants obtained in conjunction with the acquisition of debt securities. The portion of the loan origination fees paid that represents additional yield or discount on a loan are deferred and accreted into interest income over the life of the loan using the effective interest method. Dividend income is recognized on the ex-dividend date. The Company stops accruing interest or dividends on its investments when it is determined that the interest or dividend is not collectible. The Company assesses the collectibility of the interest and dividends based on many factors including the portfolio company’s ability to service the Company’s loan based on current and projected cash flows as well as the current valuation of the enterprise. For investments with payment-in-kind (“PIK”) interest and dividends, the Company bases income and dividend accruals on the valuation of the PIK notes or securities received from the borrower. If the portfolio company valuation indicates a value of the PIK notes or securities that is not sufficient to cover the contractual interest or dividend, the Company will not accrue interest or dividend income on the notes or securities .

Fee Income Recognition

Fees primarily include financial advisory, transaction structuring, loan financing and prepayment premiums. Financial advisory fees represent amounts received for providing advice and analysis to middle market

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

companies and are recognized as earned provided collection is probable. Transaction structuring and loan financing fees represent amounts received for structuring, financing, and executing transactions and are generally payable only if the transaction closes and are recognized as earned when the transaction is completed. Prepayment fees are recognized as they are received.

Realized Gain or Loss and Unrealized Appreciation or Depreciation of Investments

Realized gain or loss is recorded at the disposition of an investment and is the difference between the net proceeds from the sale and the cost basis of the investment using the specific identification method. Unrealized appreciation or depreciation reflects the difference between the board of directors’ valuation of the investments and the cost basis of the investments.

Derivative Financial Instruments

The Company uses derivative financial instruments to manage interest rate risk. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. The Company does not hold or issue derivative financial instruments for speculative purposes. All derivative financial instruments are recorded at fair value with changes in value reflected in net unrealized appreciation or depreciation of investments during the reporting period.

Distributions to Shareholders

Distributions to shareholders are recorded on the ex-dividend date.

Federal Income Taxes

The Company operates to qualify to be taxed as a RIC under the Internal Revenue Code. Generally, a RIC is entitled to deduct dividends it pays to its shareholders from its income to determine “taxable income.” The Company has distributed and currently intends to distribute sufficient dividends to eliminate taxable income. The Company’s consolidated operating subsidiary, ACFS, is subject to Federal income tax.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the related assets ranging from three to seven years.

Management Fees

The Company is self-managed and therefore does not incur management fees payable to third parties.

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

Deferred Charges

Financing costs related to long-term debt are deferred and amortized over the life of the debt using the effective interest method.

Stock-Based Compensation

In 2003, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 123, “Accounting for Stock-Based Compensation” to account for stock-based compensation plans for all stock options granted in 2003 and forward as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment to FASB Statement No. 123.” In applying SFAS 123 to all stock options granted in 2003 and forward, the estimated fair value of the stock options are expensed pro rata over the vesting period of the options and are included on the accompanying Consolidated Statements of Operations as “Stock-based compensation.” In accordance with SFAS 123, the Company elected to continue to apply the provisions of Accounting Principle Board Opinion No. 25 “Accounting for Stock Issued to Employees” to all stock options granted prior to January 1, 2003 and provide pro forma disclosure of the Company’s consolidated net operating income and net increase in shareholders’ equity resulting from operations calculated as if compensation costs were computed in accordance with SFAS 123.

During the year ended December 31, 2003, the Company granted 2,874 options to purchase common stock under the dividend adjusted employee option plan (See Note 5). For the options granted under the dividend adjusted employee option plan, the Company estimated the weighted average fair value on the date of grant of $10.30 per option using a Black-Scholes option pricing model using the following assumptions: exercise price at market on date of grant, dividend yield of 0%, weighted average risk-free interest rate of 3.3%, expected volatility factor of 0.38, and expected option life of 6 years. During the year ended December 31, 2003, the Company also granted 81 options to purchase common stock under the Company’s non-dividend adjusted employee option plan (See Note 5). For the options granted under the non-dividend adjusted employee option plan, the Company estimated the weighted average fair value on the date of grant of $1.95 per option using a Black-Scholes option pricing model and the following assumptions: exercise price at market on date of grant, dividend yield of 13.75%, weighted average risk-free interest rate of 2.9%, expected volatility factor of 0.38, and expected option life of 5 years.

For options granted during the year ended December 31, 2002, the Company estimated a weighted fair value per option on the date of grant of $2.36 using a Black-Scholes option pricing model and the following assumptions: dividend yield 13.3%, risk-free interest rate 3.8%, expected volatility factor 0.41, and expected option life of 5 years.

For options granted during the year ended December 31, 2001, the Company estimated a weighted fair value per option on the date of grant of $5.07 using a Black-Scholes option pricing model and the following assumptions: dividend yield 8.1%, risk-free interest rate 4.3%, expected volatility factor 0.41, and expected option life of 5 years.

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

The following table summarizes the pro forma effect of stock options granted prior to January 1, 2003 on consolidated net operating income and the increase (decrease) in shareholders’ equity resulting from operations:

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Net operating income:
As reported	$140,703	$102,549	$71,625
Stock-based compensation, net of tax	(5,463)	(5,842)	(4,772)

Pro forma	$135,240	$96,707	$66,853

Net operating income per common share:
Basic as reported	$2.58	$2.60	$2.27

Basic pro forma	$2.48	$2.45	$2.12

Diluted as reported	$2.56	$2.57	$2.24

Diluted pro forma	$2.46	$2.42	$2.09

Net increase (decrease) in shareholders’ equity resulting from operations:
As reported	$117,984	$20,061	$18,605
Stock-based compensation, net of tax	(5,463)	(5,842)	(4,772)

Pro forma	$112,521	$14,219	$13,833

Net increase (decrease) in shareholders’ equity resulting from operations per common share:
Basic as reported	$2.16	$0.51	$0.59

Basic pro forma	$2.06	$0.36	$0.44

Diluted as reported	$2.15	$0.50	$0.58

Diluted pro forma	$2.05	$0.36	$0.43

The effects of applying SFAS 123 for pro forma disclosures are not likely to be representative of the effects on reported consolidated net operating income and net increase (decrease) in shareholders’ equity resulting from operations for future years.

Reclassifications

Certain previously reported amounts have been reclassified.

Concentration of Credit Risk

The Company places its cash and cash equivalents with major financial institutions and, at times, cash held in checking accounts may exceed the Federal Deposit Insurance Corporation insured limit. The Company’s interest rate hedging agreements are with two large commercial financial institutions with short-term debt ratings of A-1.

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

Cumulative Effect of Change in Accounting Principle

In 2001, The AICPA Audit and Accounting Guide for Investment Companies (the “Guide”) was revised and its changes were effective for the Company’s 2001 annual financial statements. Changes to the Guide affected the Company in two areas: 1) consolidation of operating subsidiaries and 2) the accounting for loan discounts and premiums. In implementing the provisions of the Guide, the Company consolidated its investment in ACFS. Previously, the Company had accounted for its investment in ACFS under the equity method. Also under the provisions of the Guide, premiums and discounts on debt securities, including the portion of loan origination fees representative of a discount, are required to be amortized or accreted over the life of the investment using the effective interest method. The Guide states that the premium or discount paid is an adjustment of the stated interest rate to a current market rate. Pursuant to the prior Guide, the Company’s previous policy was to recognize all loan origination fees when they were collected.

In adopting these requirements, the Company calculated the cumulative effect of the change in accounting principles for affected transactions and activity prior to 2001, by originally recording a decrease of $6,165 in net unrealized depreciation with a corresponding increase in distributions in excess of net realized earnings for the fiscal year ended December 31, 2001. The cumulative effect of the change in accounting was originally attributed solely to the portion of loan origination fees representative of a loan discount for all loans originated through December 31, 2000. Subsequent to the original adoption of these new requirements, the Company has further reclassified certain amounts associated with the consolidation of ACFS by recording a decrease of $3,741 in net unrealized depreciation with a corresponding increase in distributions in excess of net realized earnings. This reclassification has been presented herein in the year of initial adoption as a component of the cumulative effect of a change in accounting principle. Accordingly, the aggregate cumulative effect of the change in accounting principles resulting from the adoption of the Guide was a decrease to net unrealized depreciation and an increase in distributions in excess of realized earnings of $9,906. As specified in the Guide, the impact of adopting these new requirements had no impact, in the year of adoption, on the Company’s total shareholders’ equity or net increase in shareholders’ equity from operations.

Recent Accounting Pronouncements

In December 2003, the FASB issued a revised FASB Interpretation No. 46 “Consolidation of Variable Interest Entities.” FASB Interpretation No. 46 provides new guidance on the consolidation of certain entities defined as variable interest entities. However, the Company does not believe FASB Interpretation No. 46 will have a material impact on its financial statements because FASB Interpretation No. 46 is not currently applicable to investment companies.

Note 3. Investments

Investments consist of securities issued by publicly- and privately-held companies, which have been valued at $1,935,219, or $1,911,743 net of interest rate hedging agreements, as of December 31, 2003. These securities consist of senior debt, subordinated debt with equity warrants, preferred stock and common stock. The debt securities have a weighted average effective interest rate of 13.4% as of December 31, 2003 and are payable in installments with final maturities generally from 5 to 10 years and are generally collateralized by assets of the borrower. The Company’s investments in equity warrants, common stock, and certain investments in preferred stock do not produce current income. At December 31, 2003, loans with ten portfolio companies with a total principal balance of $98,387 were on non-accrual status. At December 31, 2003, loans, excluding loans on non-accrual status, with two portfolio companies with a principal balance of $14,161 were greater than three months past due. At December 31, 2002, loans with eight portfolio companies with a total principal balance of $73,155 were on non-accrual status. At

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

December 31, 2002, loans, excluding loans on non-accrual status, with three portfolio companies with a principal balance of $27,274 were greater than three months past due.

The ownership percentages for equity instruments included on the accompanying consolidated schedule of investments reflect the diluted ownership percentages. In cases where the Company is either entitled to receive conditional common stock warrants or required to return common stock warrants if certain performance thresholds are met, the ownership percentages for equity instruments included on the accompanying consolidated schedule of investments reflect the ownership percentages based upon the thresholds met, if any, at the balance sheet date.

Summaries of the composition of the Company’s investment portfolio as of December 31, 2003 and 2002 at cost and fair value are shown in the following table:

	December 31, 2003	December 31, 2002
COST
Senior debt	20.9%	21.2%
Subordinated debt	52.7%	53.6%
Subordinated debt with non-detachable warrants	2.1%	3.1%
Preferred stock	12.2%	10.6%
Common stock warrants	6.5%	8.3%
Common stock	5.6%	3.2%

	December 31, 2003	December 31, 2002
FAIR VALUE
Senior debt	21.5%	22.2%
Subordinated debt	53.0%	52.8%
Subordinated debt with non-detachable warrants	2.1%	3.2%
Preferred stock	7.2%	6.0%
Common stock warrants	9.9%	13.2%
Common stock	6.3%	2.6%

The Company uses the Global Industry Classification Standards for classifying the industry groupings of its portfolio companies. The following table shows the portfolio composition by industry grouping at cost and at fair value:

	December 31, 2003	December 31, 2002
COST
Commercial Services & Supplies	10.0%	12.1%
Leisure Equipment & Products	11.4%	6.4%
Food Products	10.2%	3.5%
Machinery	10.9%	19.0%
Building Products	8.8%	6.1%
Road & Rail	6.0%	4.2%
Aerospace & Defense	4.3%	4.6%
Auto Components	2.9%	5.3%
Diversified Financial Services	3.5%	0.4%
Healthcare Equipment & Supplies	3.4%	0.0%
Construction & Engineering	3.2%	3.8%

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

	December 31, 2003	December 31, 2002
COST
Electronic Equipment & Instruments	2.8%	1.0%
IT Services	2.4%	3.5%
Chemicals	3.3%	5.6%
Household Products	2.0%	3.7%
Household Durables	2.0%	0.0%
Construction Materials	1.7%	2.5%
Healthcare Providers & Services	2.2%	3.4%
Distributors	1.6%	2.2%
Computers & Peripherals	1.3%	1.9%
Containers & Packaging	1.2%	2.4%
Textiles, Apparel & Luxury Goods	0.9%	1.5%
Personal Products	0.8%	1.2%
Metals & Mining	0.8%	2.5%
Other	2.4%	3.2%

	December 31, 2003	December 31, 2002
FAIR VALUE
Commercial Services & Supplies	12.7%	16.3%
Leisure Equipment & Products	11.3%	5.7%
Food Products	10.8%	3.4%
Machinery	7.2%	15.3%
Building Products	6.8%	5.1%
Road & Rail	5.9%	3.8%
Aerospace & Defense	5.2%	4.8%
Auto Components	3.8%	5.9%
Diversified Financial Services	3.7%	0.3%
Healthcare Equipment & Supplies	3.6%	0.0%
Construction & Engineering	3.1%	3.3%
Electronic Equipment & Instruments	3.1%	1.0%
IT Services	3.0%	4.4%
Chemicals	2.8%	5.8%
Household Products	2.1%	4.3%
Household Durables	2.1%	0.0%
Construction Materials	2.0%	2.6%
Healthcare Providers & Services	1.7%	2.8%
Distributors	1.6%	1.9%
Computers & Peripherals	1.5%	2.0%
Containers & Packaging	1.2%	2.8%
Textiles, Apparel & Luxury Goods	1.1%	1.7%
Specialty Retail	0.9%	1.0%
Personal Products	0.9%	1.2%
Beverages	0.5%	1.0%
Metals & Mining	0.0%	2.2%
Other	1.4%	1.4%

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

The following table shows the portfolio composition by geographic location at cost and at fair value. The geographic composition is determined by the location of the corporate headquarters of the portfolio company.

	December 31, 2003	December 31, 2002
COST
Mid-Atlantic	18.1%	23.4%
Southwest	23.0%	20.9%
Southeast	17.4%	17.4%
North-Central	16.5%	16.6%
South-Central	10.7%	9.8%
Northeast	10.1%	5.4%
Foreign	4.2%	6.5%

	December 31, 2003	December 31, 2002
FAIR VALUE
Mid-Atlantic	19.0%	25.1%
Southwest	24.0%	20.6%
Southeast	18.9%	17.9%
North-Central	15.9%	16.8%
South-Central	9.7%	9.5%
Northeast	10.1%	5.0%
Foreign	2.4%	5.1%

Note 4. Commitments and Obligations

The Company’s debt obligations consisted of the following as of December 31, 2003 and 2002:

Debt	December 31, 2003	December 31, 2002
Revolving debt-funding facility	$116,000	$255,793
ACAS Business Loan Trust 2000-1 asset securitization	39,348	92,767
ACAS Business Loan Trust 2002-1 asset securitization	42,861	117,259
ACAS Business Loan Trust 2002-2 asset securitization	103,164	154,145
ACAS Business Loan Trust 2003-1 asset securitization	221,298	—
ACAS Business Loan Trust 2003-2 asset securitization	317,540	—

Total	$840,211	$619,964

The weighted average debt balance for the years ended December 31, 2003 and 2002 was $582,200 and $416,800, respectively. The weighted average interest rate on all of the Company’s borrowings, including amortization of deferred financing costs, for the years ended December 31, 2003, 2002 and 2001 was 3.18%, 3.43% and 5.88%, respectively.

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

Revolving Debt-Funding Facility

The Company, through ACS Funding Trust I (“Trust I”), an affiliated business trust, has a revolving debt-funding facility. On June 13, 2003, the Company and ACS Funding Trust I entered into an amended and restated loan funding and service agreement with the existing lenders with an aggregate commitment of $225,000. On October 8, 2003, the Company received a temporary increase in the aggregate commitment of the revolving credit facility from $225,000 to $305,000. The commitment reverted back to $225,000 on December 19, 2003. The revolving debt funding facility expires on June 11, 2004 with any outstanding principal amount amortized over a 24-month period through a termination date of June 13, 2006. As of December 31, 2003, this facility was collateralized by loans from the Company’s portfolio companies with a principal balance of $355,285. Interest on borrowings under this facility is paid monthly and is charged at either a one-month LIBOR or a commercial paper rate (1.12% at December 31, 2003) plus a spread. The Company is also charged an unused commitment fee of 0.15%. The facility contains covenants that, among other things, require the Company to maintain a minimum net worth and restrict the loans securing the facility to certain dollar amounts, concentrations in certain geographic regions and industries, certain loan grade classifications, certain security interests, and interest payment terms. As of December 31, 2003, the Company was in compliance with its covenants.

Asset Securitizations

On December 19, 2003, the Company completed a $317,500 asset securitization. In connection with the transaction, the Company established ACAS Business Loan Trust 2003-2 (“Trust VI”), an affiliated statutory trust, and contributed to Trust VI $398,000 in loans. Subject to continuing compliance with certain conditions, the Company will remain as servicer of the loans. Simultaneously with the initial contribution, Trust VI was authorized to issue $258,000 Class A notes, $40,000 Class B notes, $20,000 Class C notes, $40,000 Class D notes, and $40,000 of Class E notes. The Class A notes, Class B notes and Class C notes were issued to institutional investors and the Class D and Class E notes were retained by the Company. The Class A notes carry an interest rate of one-month LIBOR plus 48 basis points, the Class B notes carry an interest rate of one-month LIBOR plus 95 basis points, and the Class C notes carry an interest rate of one-month LIBOR plus 175 basis points. The loans are secured by loans from the Company’s portfolio companies with a principal balance of $396,927 as of December 31, 2003. The Class A notes mature on November 20, 2008, the Class B notes mature on June 20, 2009, and the Class C notes mature on August 20, 2009. Early repayments are first applied to the Class A notes, then to the Class B notes and then to the Class C notes.

On May 21, 2003, the Company completed a $238,700 asset securitization. In connection with the transaction, the Company established ACAS Business Loan Trust 2003-1 (“Trust V”), an affiliated statutory trust, and contributed to Trust V $308,000 in loans. Subject to continuing compliance with certain conditions, the Company will remain as servicer of the loans. Simultaneously with the initial contribution, Trust V was authorized to issue $185,000 Class A notes, $31,000 Class B notes, $23,000 Class C notes and $69,000 Class D notes. The Class A notes, Class B notes and Class C notes were issued to institutional investors and the Class D notes were retained by the Company. The Class C notes consist of a $17,000 tranche of floating rate notes and a $6,000 tranche of fixed rate notes. The Class A notes carry an interest rate of one-month LIBOR plus 55 basis points and the Class B notes carry an interest rate of one-month LIBOR plus 120 basis points. The floating rate tranche of the Class C notes carries an interest rate of one-month LIBOR plus 225 basis points and the fixed rate tranche carries an interest rate of 5.14%. The loans are secured by loans from the Company’s portfolio companies with a principal balance of $290,611 as of December 31, 2003. The Class A notes mature on March 20, 2008, the Class B notes mature on

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

September 20, 2008 and the Class C notes mature on December 20, 2008. Early repayments are first applied to the Class A notes, then to the Class B notes and then to the Class C notes.

On August 8, 2002, the Company completed a $157,900 asset securitization. In connection with the transaction, the Company established ACAS Business Loan Trust 2002-2 (“Trust IV”), an affiliated business trust, and contributed to Trust IV $210,500 in loans. Subject to continuing compliance with certain conditions, the Company will remain servicer of the loans. Simultaneously with the initial contribution, Trust IV was authorized to issue $105,300 Class A notes and $52,600 Class B notes to institutional investors and $52,600 of Class C notes were retained by the Company. The Class A notes carry an interest rate of one-month LIBOR plus 50 basis points, and the Class B notes carry an interest rate of one-month LIBOR plus 160 basis points. The notes are secured by loans from the Company’s portfolio companies with a principal balance of $156,135 as of December 31, 2003. The Class A notes mature on July 20, 2006 and the Class B notes mature on January 20, 2008. Early repayments are first applied to the Class A notes, and then to the Class B notes.

On March 15, 2002, the Company completed a $147,300 asset securitization. In connection with the transaction, the Company established ACAS Business Loan Trust 2002-1 (“Trust III”), an affiliated business trust, and contributed to Trust III $196,300 in loans. Subject to continuing compliance with certain conditions, the Company will remain servicer of the loans. Simultaneously with the initial contribution, Trust III was authorized to issue $98,200 Class A notes and $49,100 Class B notes to institutional investors and $49,100 of Class C notes were retained by the Company. The Class A notes carry an interest rate of one-month LIBOR plus 50 basis points, and the Class B notes carry an interest rate of one-month LIBOR plus 150 basis points. The notes are secured by loans from the Company’s portfolio companies with a principal balance of $91,961 as of December 31, 2003. The Class A notes mature on November 20, 2005 and the Class B notes mature on March 20, 2007. Early repayments are first applied to the Class A notes, and then to the Class B notes.

On December 20, 2000, the Company completed a $115,400 asset securitization. In conjunction with the transaction, the Company established ACAS Business Loan Trust 2000-1 (“Trust II”), an affiliated business trust, and contributed to Trust II $153,700 in loans. Subject to certain conditions precedent, the Company will remain servicer of the loans. Simultaneously with the initial contribution, Trust II was authorized to issue $69,200 Class A notes and $46,200 Class B notes to institutional investors and $38,300 of Class C notes were retained by the Company. The Class A notes carry an interest rate of one-month LIBOR plus 45 basis points, and the Class B notes carry an interest rate of one-month LIBOR plus 150 basis points. The notes are secured by loans from the Company’s portfolio companies with a principal balance of $77,815 as of December 31, 2003. The Class A notes mature on March 20, 2006, and the Class B notes mature on August 20, 2007. Early repayments are first applied to the Class A notes, and then to the Class B notes.

The transfer of the assets to the five trusts and the related sale of notes by trusts have been treated as secured borrowing financing arrangements by the Company under SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” As required by the terms of the trusts, the Company has entered into interest rate swap agreements to match the interest rate basis of the assets in the trusts with the interest rate basis of the corresponding debt (see Note 7).

For the above borrowings, the fair value of the borrowings approximates cost because the interest rate fluctuates with changes in the overall market.

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

The expected maturity of the Company’s debt obligations, excluding debt discounts of $346, as of December 31, 2003 were as follows:

2004	$68,920
2005	111,171
2006	128,738
2007	98,241
2008	150,161
Thereafter	283,326

Total	$840,557

Commitments

The Company has non-cancelable operating leases for office space and office equipment. The leases expire over the next ten years and contain provisions for certain annual rental escalations. Rent expense for operating leases for the years ended December 31, 2003, 2002, and 2001 was approximately $2,542, $1,695 and $1,507, respectively.

Future minimum lease payments under non-cancelable operating leases at December 31, 2003 were as follows:

2004	$2,440
2005	2,582
2006	2,626
2007	2,698
2008	2,617
Thereafter	7,894

Total	$20,857

At December 31, 2003, the Company had commitments under loan agreements to fund up to $71,407 to 15 portfolio companies. These commitments are composed of working capital credit facilities and acquisition credit facilities. The commitments are subject to the borrowers meeting certain criteria. The terms of the borrowings subject to commitment are comparable to the terms of other debt securities in the Company’s portfolio.

As of December 31, 2003, the Company had a performance guarantee of $10,000 for one portfolio company that will expire upon the performance of the portfolio company. The Company entered into the performance guarantee to ensure the portfolio company’s performance under contracts as required by the portfolio company’s customers. The Company would be required to perform under the guarantee if the related portfolio company were unable to meet specific requirements under the related contracts. Fundings under the guarantee by the Company would generally constitute a subordinated debt liability of the portfolio company.

Note 5. Stock Option Plan

The Company has employee stock option plans, which provide for the granting of options to purchase shares of common stock at a price of not less than the fair market value of the common stock on the date of grant to employees of the Company. The Company’s employee stock option plans are separated into two

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

plans with separate characteristics – the dividend adjusted employee option plan and the non-dividend adjusted employee plan. Options granted under the employee stock option plans may be either incentive stock options within the meaning of Section 422 of the Code or non-qualified stock options. Only employees of the Company and its subsidiaries are eligible to receive incentive stock options under the employee stock option plans.

Dividend Adjusted Employee Option Plan

The Company adopted the dividend adjusted employee option plan in 2003. Stock options granted under the dividend adjusted employee option plan must have a per share exercise price of no less than the fair market value on the date of the grant; however, the dividend adjusted employee option plan provides that unless the compensation and compliance committee of the board of directors determines otherwise, the exercise price of the stock options will be automatically reduced by the amount of any cash dividends paid on the Company’s common stock after the option is granted but before it is exercised. Options under the dividend adjusted employee option plan vest over a five-year period and may be exercised for a period of no more than ten years from the date of grant. As of December 31, 2003, there are 636 shares available to be granted under the dividend adjusted employee option plan.

Non-Dividend Adjusted Employee Option Plan

Stock options granted under the non-dividend adjusted employee option plan must have a per share exercise price of no less than the fair market value on the date of the grant. Options under the non-dividend adjusted employee option plan vest over a three-year period and may be exercised for a period of no more than ten years from the date of grant. Under the non-dividend adjusted option plan, an employee may exercise unvested stock options; however the employee would be restricted from selling the shares of common stock, and the Company would retain a security interest in the shares of common stock through the vesting date. As of December 31, 2003, there are 187 shares available to be granted under the non-dividend adjusted employee option plan.

Non-Employee Director Option Plan

The Company also has a non-employee director stock option plan. Options granted under the director plan are non-qualified stock options. Stock options granted under the director option plan must have a per share exercise price of no less than the fair market value on the date of the grant. Options under the director option plan vest over a three-year period and may be exercised for a period of no more than ten years from the date of grant. At December 31, 2003, there are 40 shares available for grant under the director option plan. The Company’s shareholders have approved the granting of an additional 150 shares of common stock for the director option plan; however, the Company has not yet received approval for these additional 150 shares from the SEC.

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

A summary of the status of all of the Company’s stock option plans as of and for the years ended December 31, 2003, 2002, and 2001 is as follows:

	Year Ended December 31, 2003		Year Ended December 31, 2002		Year Ended December 31, 2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	4,115	$26.49	2,640	$25.52	1,504	$21.97
Granted	2,955	$22.92	2,449	$26.86	2,335	$26.42
Exercised	(137)	$22.54	(484)	$29.60	(1,045)	$22.84
Canceled	(48)	$25.45	(490)	$24.76	(154)	$22.62

Options outstanding, end of year	6,885	$25.07	4,115	$26.49	2,640	$25.52

Options exercisable at year end	4,015	$26.63	4,094	$26.50	2,616	$25.55

As of December 31, 2003, the dividend adjusted employee options outstanding were 2,864 with a weighted average exercise price of $22.90 and none of the dividend adjusted options were exercisable as of December 31, 2003.

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2003	Weighted Average Exercise Price
$18.08 to $20.10	242	7.9	$19.12	238	$19.14
$20.11 to $23.95	2,985	9.1	$22.16	722	$22.82
$23.96 to $26.79	1,450	8.3	$26.09	860	$25.83
$26.80 to $29.87	2,188	8.2	$28.97	2,175	$28.98
$29.88 to $32.07	20	7.4	$31.66	20	$31.66

	6,885	8.6	$25.07	4,015	$26.63

During 2002 and 2001, the Company issued 357 and 1,045 shares, respectively, of common stock to employees of the Company, pursuant to option exercises, in exchange for notes receivable totaling $9,168 and $23,423, respectively. These transactions were executed pursuant to the non-dividend adjusted employee option plan, which allows the Company to lend to its employees funds to pay for the exercise of stock options. All loans made under this arrangement are fully secured by the value of the common stock purchased and are otherwise full recourse loans. Certain of the loans are also secured by pledges of life insurance policies. Interest is charged and paid on such loans at a market rate of interest (See Note 11).

Note 6. Capital Stock

In January, March, September and November 2003, the Company sold 4,715, 6,670, 2,188 and 8,740 shares of common stock, respectively, in four follow-on equity offerings. The proceeds, net of the underwriters’ discount and closing costs, of $520,121 were used to repay outstanding borrowings under the revolving debt funding facility and to fund investments.

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

In July and November 2002, the Company sold 2,900 and 2,990 shares of common stock, respectively, in two follow-on equity offerings. The proceeds, net of the underwriters’ discount and closing costs, of the offerings of $124,021 were used to repay outstanding borrowings under the revolving debt funding facility and to fund investments.

In June, September, and December 2001, the Company sold 5,175, 1,800, and 1,955 shares of common stock, respectively, in three follow-on equity offerings. The proceeds, net of the underwriters’ discount and closing costs, of the offerings of $226,333 were used to repay outstanding borrowings under the revolving debt funding facility and to fund investments.

On August 29, 1997, the Company completed its IPO and sold 10,382 shares of its common stock at a price of $15.00 per share. Pursuant to the terms of the Company’s agreement with the underwriter of the offering, the Company issued 443 common stock warrants to the underwriter. The warrants had a term of five years from the date of issuance and were exercisable at a price of $15.00 per share. During 2002 and 2001, the underwriter exercised 15 and 15 of these warrants, respectively. The unexercised warrants expired on August 29, 2002.

Note 7. Interest Rate Risk Management

The Company has entered into interest rate hedging agreements with two commercial banks as part of its strategy to manage interest rate risks and to fulfill its obligation under the terms of its revolving debt funding facility and asset securitizations. The Company uses the agreements for hedging and risk management only and not for speculative purposes. The Company has interest rate swap agreements where it pays either a variable rate equal to the prime lending rate (4.00% and 4.25% at December 31, 2003 and 2002, respectively) and receives a floating rate based on the one-month LIBOR (1.12% and 1.38% at December 31, 2003 and 2002, respectively), or pays a fixed rate and receives a floating rate based on the one-month LIBOR. The Company also has interest rate swaption agreements where, if exercised, it pays a floating rate based on the one-month LIBOR and receives a fixed rate. The Company also has interest rate cap agreements that may entitle it to receive an amount, if any, by which its interest payments on its variable rate debt exceed specified interest rates. Any difference between the pay and receive rates of interest on interest rate swap agreements or payments received under interest rate cap agreements, are recorded in the statement of operations as an adjustment to interest income.

Periodically, an interest rate swap agreement will also be amended. Any underlying unrealized appreciation or depreciation associated with the original interest rate swap agreement at the time of amendment will be factored into the contractual interest terms of the amended interest rate swap agreement. The contractual terms of the amended interest rate swap agreement are set such that its estimated fair value is equivalent to the estimated fair value of the original interest rate swap agreement. No realized gain or loss is recorded upon amendment when the estimated fair values of the original and amended interest rate swap agreement are substantially the same.

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

At December 31, 2003 and 2002, the hedging agreements had a remaining weighted average maturity of approximately 6.1 and 5.8 years, respectively. At December 31, 2003 and 2002, the fair value of the interest rate hedging agreements represented a liability of $23,476 and $32,255, respectively, which are included in investments in the accompanying Consolidated Balance Sheets and Schedule of Investments. The fair value of these agreements is based on the estimated net present value of the future cash flows using the forward interest rate yield curve in effect at the end of the period. The following table presents the notional principal amounts of interest rate hedging agreements by class:

Type of Interest Rate Hedging Agreement	Number of Contracts	Notional Amount at December 31, 2003	Number of Contracts	Notional Amount at December 31, 2002
Interest rate swaps—Pay fixed, receive LIBOR floating	26	$731,781	19	$441,430
Interest rate swaps—Pay prime floating, receive LIBOR floating	10	204,415	11	213,999
Interest rate swaptions—Pay LIBOR floating, receive fixed	2	56,976	—	—
Interest rate caps	5	32,117	—	—

Total	43	$1,025,289	30	$655,429

Note 8. Income Taxes

The Company operates to qualify as a RIC under Subchapter M of the Internal Revenue Code of 1986. In order to qualify as a RIC, the Company must annually distribute to its stockholders in a timely manner at least 90% of its investment company taxable income. A RIC is not subject to federal income tax on the portion of the investment company taxable income and capital gains that are distributed to its stockholders. The Company has distributed and currently intends to distribute sufficient dividends to eliminate investment company taxable income. If the Company fails to qualify as a RIC in any taxable year, the Company would be subject to tax in such year on all of its taxable income, regardless of whether the Company made any distributions to its stockholders. Taxable income differs from net income as defined by generally accepted accounting principles due to temporary and permanent differences in income and expense recognition, returns of capital and net unrealized appreciation or depreciation. The Company and its consolidated operating subsidiary, ACFS, have a tax fiscal year that ends on September 30.

The Company declared dividends of $156,935, $103,703 and $74,557, or $2.79, $2.57 and $2.30 per share for the years ended December 31, 2003, 2002, and 2001, respectively. For income tax purposes, the Company’s distributions to shareholders were composed of ordinary income for each of the years ended December 31, 2003, 2002 and 2001, respectively.

For the tax years ended September 30, 2003 and 2002, to the extent the Company had capital gains, they were fully offset by either capital losses or capital loss carry forwards. As of December 31, 2003, the Company’s capital loss carry forward was fully utilized. During 2001, the Company paid Federal income taxes of $100 on retained capital gains recorded during the tax year ended September 30, 2001. The payment was treated as a deemed distribution because taxes were paid on behalf of the shareholders. As a result, the Company did not record income tax expense.

The aggregate gross unrealized appreciation of the Company’s investments over cost for Federal income tax purposes was $129,349 and $92,778 as of December 31, 2003 and 2002, respectively. The aggregate gross

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

unrealized depreciation of the Company’s investments under cost for Federal income tax purposes was $244,485 and $147,051 at December 31, 2003 and 2002, respectively. The net unrealized depreciation under cost was $115,136 and $54,273 at December 31, 2003 and December 31, 2002, respectively. The aggregate cost of securities for Federal income tax purposes was $2,050,355 and $1,338,180 as of December 31, 2003 and 2002, respectively.

The Company is also subject to a nondeductible federal excise tax if it does not distribute at least 98% of its investment company taxable income in any calendar year and 98% of its capital gain net income for each one-year period ending on October 31.

The Company’s consolidated operating subsidiary, ACFS, is subject to federal and state income tax. At December 31, 2002, ACFS had a deferred tax asset of $4,120 that was fully reserved, and was comprised primarily of net operating loss carry forwards. For the years ended December 31, 2003 and 2002, ACFS operated at a profit for which the Company used a fully reserved net operating loss carry forward and therefore recorded no income tax provision. ACFS operated at a loss during the year ended December 31, 2001. As of December 31, 2003, ACFS’ net operating loss carry forward was fully utilized.

The Company obtained a ruling in April 1998 from the IRS which the Company had requested to clarify the tax consequences of the conversion from taxation under subchapter C to subchapter M in order for the Company to avoid incurring a tax liability associated with the unrealized appreciation of assets whose fair market value exceeded their basis immediately prior to conversion. Under the terms of the ruling, the Company elected to be subject to rules similar to the rules of Section 1374 of the Internal Revenue Code with respect to any unrealized gain inherent in its assets, upon its conversion to RIC status (built-in gain). Generally, this treatment allows deferring recognition of the built-in gain. If the Company were to divest itself of any assets in which it had built-in gains before the end of a ten-year recognition period, the Company would then be subject to tax on its built-in gain.

Note 9. Employee Stock Ownership Plan

The Company maintains an Employee Stock Ownership Plan (“ESOP”), in which all employees of the Company participate and which is fully funded on a pro rata basis by the Company. The plan provides for participants to receive employer contributions of at least 3% of total annual employee compensation, up to certain statutory limitations. Since 2000, plan participants are fully vested in the employer contributions. For the years ended December 31, 2003, 2002, and 2001, the Company contributed $534, $286, and $187 to the ESOP, respectively.

The Company sponsors an employee stock ownership trust to act as the depository of employer contributions to the ESOP as well as to administer and manage the actual trust assets that are deposited into the ESOP.

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

Note 10. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2003, 2002, and 2001:

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Numerator for basic and diluted net operating income per share	$140,703	$102,549	$71,625

Numerator for basic and diluted earnings per share	$117,984	$20,061	$18,605

Denominator for basic weighted average shares	54,632	39,418	31,487
Employee stock options	324	69	217
Contingently issuable shares*	40	393	282
Warrants	—	—	15

Dilutive potential shares	364	462	514

Denominator for diluted weighted average shares	54,996	39,880	32,001

Basic net operating income per common share	$2.58	$2.60	$2.27
Diluted net operating income per common share	$2.56	$2.57	$2.24
Basic earnings per common share	$2.16	$0.51	$0.59
Diluted earnings per common share	$2.15	$0.50	$0.58

*	Contingently issuable shares are unvested shares outstanding that secure employee stock option loans.

Note 11. Related Party Transactions

The Company has provided loans to employees for the exercise of options under the employee stock option plans. The loans require the current payment of interest at a market rate, have varying terms not exceeding nine years and have been recorded as a reduction of shareholders’ equity. The loans are evidenced by full recourse notes that are due upon maturity or 60 days following termination of employment, and the shares of common stock purchased with the proceeds of the loan are posted as collateral. Interest is charged and paid on such loans at a market rate of interest. If the value of the common stock drops to less than the loan balance, the loan maturity will be accelerated and the collateral foreclosed upon. The employee may avoid acceleration and foreclosure by delivering additional collateral to the Company.

During the year ended December 31, 2002, the Company issued $9,168 in loans to 16 employees for the exercise of options and $467 for related taxes. During the year ended December 31, 2001, the Company issued $23,423 in loans to 33 employees for the exercise of options and $728 for related taxes. The Company recognized interest income from these loans of $443, $1,174 and $1,331 during the years ended December 31, 2003, 2002 and 2001, respectively.

During 2002, the Company accelerated the maturity of 27 loans to employees totaling $23,379 and foreclosed upon 981 shares of the Company’s common stock and $736 of cash collateral securing these loans as a result of under-collateralization caused by the decrease in the value of the Company’s stock price. These shares are included in treasury stock and are not included in outstanding shares of common stock.

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

In connection with the issuance of the stock loans to three executive officers, the Company entered into agreements to purchase split dollar life insurance for these executive officers in 1999. The aggregate cost of the split dollar life insurance of $2,811 is being amortized over a ten-year period as long as each executive officer either continues employment or is bound by a non-compete agreement upon termination. During the period the loans are outstanding, the Company has a collateral interest in the cash value and death benefit of these policies as additional security for the loans. Additionally, as long as the policy premium is not fully amortized, the Company has a collateral interest in such items generally equal to the unamortized cost of the policies. In the event of an individual’s termination of employment with the Company before the end of such ten-year period, or, his election not to be bound by non-compete agreements, such individual must reimburse the Company the unamortized cost of his policy. As of December 31, 2003, two of the executive officers have left the Company, but are bound by non-compete agreements. The loans for these two former executive officers were repaid. For the years ended December 31, 2003, 2002 and 2001, the Company recorded $281, $281 and $284 of amortization expense on the insurance policies, respectively.

Note 12. Segment Data

The Company’s reportable segments are its investing operations as a business development company (“ACAS”) and the financial advisory operations of its wholly owned subsidiary, ACFS.

The following table presents segment data for the year ended December 31, 2003:

	ACAS	ACFS	Consolidated
Interest and dividend income	$159,057	$1	$159,058
Fee income	4,651	42,571	47,222

Total operating income	163,708	42,572	206,280

Interest	18,514	—	18,514
Salaries and benefits	5,306	22,644	27,950
General and administrative	6,744	9,785	16,529
Stock-based compensation	474	2,110	2,584

Total operating expenses	31,038	34,539	65,577

Net operating income	132,670	8,033	140,703
Net realized gain on investments	22,006	—	22,006
Net unrealized depreciation of investments	(44,725)	—	(44,725)

Net increase in shareholders’ equity resulting from operations	$109,951	$8,033	$117,984

Total assets	$2,031,556	$10,168	$2,041,724

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

The following table presents segment data for the year ended December 31, 2002:

	ACAS	ACFS	Consolidated
Interest and dividend income	$122,065	$3	$122,068
Fee income	1,971	22,983	24,954

Total operating income	124,036	22,986	147,022

Interest	14,321	—	14,321
Salaries and benefits	2,916	15,705	18,621
General and administrative	4,715	6,816	11,531

Total operating expenses	21,952	22,521	44,473

Net operating income	102,084	465	102,549
Net realized loss on investments	(20,741)	—	(20,741)
Net unrealized depreciation of investments	(61,747)	—	(61,747)

Net increase in shareholders’ equity resulting from operations	$19,596	$465	$20,061

Total assets	$1,310,181	$8,342	$1,318,523

The following table presents segment data for the year ended December 31, 2001:

	ACAS	ACFS	Consolidated
Interest and dividend income	$88,286	$—	$88,286
Fee income	1,395	14,556	15,951

Total operating income	89,681	14,556	104,237

Interest	10,343	—	10,343
Salaries and benefits	2,357	12,214	14,571
General and administrative	3,050	4,648	7,698

Total operating expenses	15,750	16,862	32,612

Net operating income (loss)	73,931	(2,306)	71,625
Net realized gain on investments	5,369	—	5,369
Net unrealized depreciation of investments	(58,389)	—	(58,389)

Net increase (decrease) in shareholders’ equity resulting from operations	$20,911	$(2,306)	$18,605

Total assets	$887,242	$16,942	$904,184

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

Note 13. Selected Quarterly Data (Unaudited)

The following tables present the Company’s quarterly financial information for the fiscal years ended December 31, 2003 and 2002:

	Three Months Ended March 31, 2003	Three Months Ended June 30, 2003	Three Months Ended September 30, 2003	Three Months Ended December 31, 2003	Year Ended December 31, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Total operating income	$43,064	$43,205	$53,318	$66,693	$206,280
Net operating income (“NOI”)	$30,763	$30,558	$36,614	$42,768	$140,703
Net (decrease) increase in shareholders’ equity resulting from operations	$(975)	$26,309	$26,507	$66,143	$117,984
NOI per common share, basic	$0.65	$0.56	$0.67	$0.70	$2.58
NOI per common share, diluted	$0.65	$0.56	$0.66	$0.69	$2.56
(Loss) earnings per common share, basic	$(0.02)	$0.48	$0.48	$1.08	$2.16
(Loss) earnings per common share, diluted	$(0.02)	$0.48	$0.48	$1.07	$2.15
Basic shares outstanding	47,393	54,824	54,919	61,231	54,632
Diluted shares outstanding	47,578	55,033	55,252	61,894	54,996

	Three Months Ended March 31, 2002	Three Months Ended June 30, 2002	Three Months Ended September 30, 2002	Three Months Ended December 31, 2002	Year Ended December 31, 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Total operating income	$32,641	$34,178	$39,276	$40,927	$147,022
Net operating income	$23,251	$24,648	$26,698	$27,952	$102,549
Net increase (decrease) in shareholders’ equity resulting from operations	$3,617	$12,252	$(11,524)	$15,716	$20,061
NOI per common share, basic	$0.62	$0.65	$0.66	$0.67	$2.60
NOI per common share, diluted	$0.61	$0.64	$0.66	$0.67	$2.57
Earnings (loss) per common share, basic	$0.10	$0.32	$(0.29)	$0.38	$0.51
Earnings (loss) per common share, diluted	$0.09	$0.32	$(0.29)	$0.37	$0.50
Basic shares outstanding	37,477	37,802	40,269	41,890	39,418
Diluted shares outstanding	38,374	38,712	40,658	41,978	39,880

Note 14. Subsequent Event

On February 26, 2004, the Company completed a follow-on public offering of its common stock and will receive proceeds, net of the underwriters’ discount, of $59,403 on or about March 2, 2004 in exchange for 1,890 shares of common stock. As part of the offering, the Company granted the underwriters a 30-day over-allotment option to purchase up to an additional 284 shares of common stock. If the over-allotment option is exercised, the Company could receive additional proceeds, net of the underwriters’ discount, of up to $8,910.

AMERICAN CAPITAL STRATEGIES, LTD.

Schedule III—INVESTMENTS IN AND ADVANCES TO AFFILIATES

Fiscal Year Ended December 31, 2003

(in thousands, except percentages)

Name of Issuer and Title of Issue or Nature of Indebtedness		Weighted Average Diluted Ownership Percentage or Principal Amount of Indebtedness at December 31, 2003	Amount of Equity in Net Profit/(Loss) for the Fiscal Year Ended December 31, 2003(2)	Amount of Dividends or Interest for the Fiscal Year Ended December 31, 2003	Value of Each Item as of December 31, 2003
Controlled Companies
Commercial Services & Supplies	Senior debt	$18,377			$18,377
	Subordinated debt	57,433			57,433
	Redeemable preferred stock	12,065			12,065
	Common stock warrants(1)	64.3%			52,938
	Common stock(1)	51.1%			23,320

			6,353	15,350	164,133

Food Products	Senior debt	49,971			50,020
	Subordinated debt	32,101			32,114
	Redeemable preferred stock	36,684			36,684
	Convertible preferred stock	75.0%			1,312
	Common stock warrants(1)	61.7%			9,862
	Common stock(1)	69.1%			8,392

			—	2,091	138,384

Machinery	Senior debt	38,253			34,294
	Subordinated debt	79,436			56,449
	Redeemable preferred stock(1)	27,327			15,968
	Convertible preferred stock(1)	78.5%			2,688
	Common stock warrants(1)	28.5%			12,294
	Common stock(1)	26.4%			6,897

			(3,871)	11,820	128,590

Leisure Equipment & Products	Senior debt	21,495			21,495
	Subordinated debt	39,252			37,840
	Redeemable preferred stock	20,334			13,438
	Convertible preferred stock(1)	7.1%			—
	Common stock warrants(1)	64.1%			10,724
	Common stock(1)	72.0%			10,252

			1,556	5,184	93,749

Aerospace & Defense	Senior debt	67,528			67,573
	Subordinated debt	7,325			7,806
	Common stock warrants(1)	37.4%			5,730
	Common stock(1)	38.8%			7,808

			(6,349)	6,841	88,917

AMERICAN CAPITAL STRATEGIES, LTD.

Schedule III—INVESTMENTS IN AND ADVANCES TO AFFILIATES

Fiscal Year Ended December 31, 2003

(in thousands, except percentages)

Name of Issuer and Title of Issue or Nature of Indebtedness		Weighted Average Diluted Ownership Percentage or Principal Amount of Indebtedness at December 31, 2003	Amount of Equity in Net Profit/(Loss) for the Fiscal Year Ended December 31, 2003(2)	Amount of Dividends or Interest for the Fiscal Year Ended December 31, 2003	Value of Each Item as of December 31, 2003
Road & Rail	Senior debt	—			—
	Subordinated debt	52,875			52,875
	Redeemable preferred stock	8,930			2,745
	Common stock warrants (1)	64.5%			8,763
	Common stock (1)	57.6%			16,487

			2,003	7,089	80,870

Building Products	Senior debt	5,651			5,651
	Subordinated debt	58,002			52,866
	Redeemable preferred stock (1)	36,011			12,588
	Convertible preferred stock (1)	88.6%			3,500
	Common stock warrants (1)	95.7%			661
	Common stock (1)	19.2%			3,500

			(3,189)	5,036	78,766

Electronic Equipment & Instruments	Senior debt	8,888			8,888
	Subordinated debt	21,743			21,743
	Common stock (1)	95.1%			29,636

			6,046	2,285	60,267

Chemicals	Senior debt	17,559			17,559
	Subordinated debt	39,932			34,253
	Redeemable preferred stock (1)	118			—
	Common stock warrants (1)	67.1%			2,040
	Common stock (1)	38.7%			56

			80	6,905	53,908

Construction & Engineering	Subordinated debt	33,273			40,372
	Convertible preferred stock (1)	66.4%			—

			3,038	866	40,372

Construction Materials	Subordinated debt	20,782			20,782
	Redeemable preferred stock	12,704			12,704
	Convertible preferred stock	70.4%			6,004

			—	4,201	39,490

Auto Components	Subordinated debt	18,077			18,077
	Redeemable preferred stock	3,940			3,940
	Common stock warrants (1)	31.6%			12,290

			—	3,923	34,307

AMERICAN CAPITAL STRATEGIES, LTD.

Schedule III—INVESTMENTS IN AND ADVANCES TO AFFILIATES

Fiscal Year Ended December 31, 2003

(in thousands, except percentages)

Name of Issuer and Title of Issue or Nature of Indebtedness		Weighted Average Diluted Ownership Percentage or Principal Amount of Indebtedness at December 31, 2003	Amount of Equity in Net Profit/(Loss) for the Fiscal Year Ended December 31, 2003(2)	Amount of Dividends or Interest for the Fiscal Year Ended December 31, 2003	Value of Each Item as of December 31, 2003
Distributors	Subordinated debt	15,325			15,329
	Redeemable preferred stock (1)	929			929
	Common stock warrants (1)	81.5%			5,254
	Common stock (1)	7.2%			29

			1,199	2,279	21,541

Health Care Providers & Services	Senior debt	5,250			5,250
	Subordinated debt	17,198			8,801
	Convertible preferred stock (1)	54.5%			—
	Common stock warrants (1)	17.5%			—

			—	2,432	14,051

Other (less than 1%)	Senior debt	9,834			2,823
	Subordinated debt	5,642			—
	Convertible preferred stock (1)	85.0%			500
	Common stock warrants (1)	73.0%			—
	Common stock (1)	100%			476

			—	233	3,799

Dividends and interest for controlled companies prior to being classified as controlled				(1,680)

Dividends and interest for controlled companies not held at end of period				933

Total Controlled Companies			6,866	75,788	1,041,144

Affiliate Companies
Road & Rail	Senior debt	17,200			17,200
	Subordinated debt	12,308			12,308
	Redeemable preferred stock	1,567			1,567
	Common stock (1)	11.8%			2,682

				2,981	33,757

Computers & Peripherals	Senior debt	12,452			12,452
	Subordinated debt	13,265			13,265
	Common stock (1)	5.1%			1,815
	Common stock warrants (1)	2.7%			946

				2,912	28,478

AMERICAN CAPITAL STRATEGIES, LTD.

Schedule III—INVESTMENTS IN AND ADVANCES TO AFFILIATES

Fiscal Year Ended December 31, 2003

(in thousands, except percentages)

Name of Issuer and Title of Issue or Nature of Indebtedness		Weighted Average Diluted Ownership Percentage or Principal Amount of Indebtedness at December 31, 2003	Amount of Equity in Net Profit/(Loss) for the Fiscal Year Ended December 31, 2003(2)	Amount of Dividends or Interest for the Fiscal Year Ended December 31, 2003	Value of Each Item as of December 31, 2003
Health Care Providers & Services	Senior debt	15,265			15,265
	Redeemable preferred stock	2,391			2,391
	Common stock (1)	8.2%			1,574

				1,494	19,230

Commercial Services & Supplies	Senior debt	4,042			4,042
	Subordinated debt	13,496			13,496
	Common stock warrants (1)	2.3%			343
	Common stock	6.5%			1,000

				117	18,881

Health Care Equipment & Supplies	Subordinated debt	10,982			10,982
	Redeemable preferred stock	982			982
	Common stock warrants (1)	4.5%			997
	Common stock (1)	10.3%			2,123

				874	15,084

Containers & Packages	Subordinated debt	9,575			9,575
	Redeemable preferred stock (1)	2,764			2,335
	Common stock (1)	18.3%			24

				1,583	11,934

Advertising	Subordinated debt	8,561			8,561
	Common stock (1)	5.9%			1,992

				770	10,553

Dividends and interest for affiliate companies not held at end of period				920

Total Affiliate Companies				11,651	137,917

Total				$87,439	$1,179,061

(1)	Non-income producing
(2)	Pursuant to Regulation S-X, rule 6-03(c)(i), the Company does not consolidate its portfolio company investments. Accordingly, the amount of equity in net profit/(loss) for the fiscal year ended December 31, 2003 is properly not recorded in the Company’s financial statements.

AMERICAN CAPITAL STRATEGIES, LTD.

Schedule III—INVESTMENTS IN AND ADVANCES TO AFFILIATES

Supplementary Schedule of Additions and Subtractions

Fiscal Year Ended December 31, 2003

(in thousands, except percentages)

Name of Issuer and Title of Issue or Nature of Indebtedness		Value of Each Item as of December 31, 2002	Gross Additions	Gross Reductions	Value of Each Item as of December 31, 2003
Controlled Companies
Commercial Services & Supplies	Senior debt	$20,978	$9,983	$(12,584)	$18,377
	Subordinated debt	56,114	31,391	(30,072)	57,433
	Redeemable preferred stock	1,462	12,199	(1,596)	12,065
	Common stock warrants	51,732	20,661	(19,455)	52,938
	Common stock	17,625	12,837	(7,142)	23,320

		147,911	87,071	(70,849)	164,133

Food Products	Senior debt	9,144	42,538	(1,662)	50,020
	Subordinated debt	5,542	26,572	—	32,114
	Redeemable preferred stock	—	36,684	—	36,684
	Convertible preferred stock	—	1,312	—	1,312
	Common stock warrants	—	9,862	—	9,862
	Common stock	—	8,392	—	8,392

		14,686	125,360	(1,662)	138,384

Machinery	Senior debt	48,594	1,828	(16,128)	34,294
	Subordinated debt	70,921	2,930	(17,402)	56,449
	Redeemable preferred stock	1,741	25,706	(11,479)	15,968
	Convertible preferred stock	13,804	—	(11,116)	2,688
	Common stock warrants	14,499	5,899	(8,104)	12,294
	Common stock	6,840	4,108	(4,051)	6,897

		156,399	40,471	(68,280)	128,590

Leisure Equipment & Products	Senior debt	8,500	41,425	(28,430)	21,495
	Subordinated debt	8,265	31,942	(2,367)	37,840
	Redeemable preferred stock	—	13,438	—	13,438
	Convertible preferred stock	—	—	—	—
	Common stock warrants	722	10,724	(722)	10,724
	Common stock	—	11,869	(1,617)	10,252

		17,487	109,398	(33,136)	93,749

AMERICAN CAPITAL STRATEGIES, LTD.

Schedule III—INVESTMENTS IN AND ADVANCES TO AFFILIATES

Supplementary Schedule of Additions and Subtractions

Fiscal Year Ended December 31, 2003

(in thousands, except percentages)

Name of Issuer and Title of Issue or Nature of Indebtedness		Value of Each Item as of December 31, 2002	Gross Additions	Gross Reductions	Value of Each Item as of December 31, 2003
Aerospace & Defense	Senior debt	14,380	58,826	(5,633)	67,573
	Subordinated debt	7,136	20,670	(20,000)	7,806
	Common stock warrants	1,542	4,188	—	5,730
	Common stock	1,500	6,308	—	7,808

		24,558	89,992	(25,633)	88,917

Road & Rail	Senior debt	4,547	765	(5,312)	—
	Subordinated debt	31,989	20,887	(1)	52,875
	Redeemable preferred stock	6,233	2,173	(5,661)	2,745
	Common stock warrants	6,101	3,226	(564)	8,763
	Common stock	—	16,487	—	16,487

		48,870	43,538	(11,538)	80,870

Building Products	Senior debt	179	6,936	(1,464)	5,651
	Subordinated debt	43,660	25,373	(16,167)	52,866
	Redeemable preferred stock	11,120	20,670	(19,202)	12,588
	Convertible preferred stock	8,322	3,506	(8,328)	3,500
	Common stock warrants	1,446	—	(785)	661
	Common stock	6	3,500	(6)	3,500

		64,733	59,985	(45,952)	78,766

Electronic Equipment & Instruments	Senior debt	—	8,888	—	8,888
	Subordinated debt	—	34,747	(13,004)	21,743
	Common stock warrants	—	565	(565)	—
	Common stock	—	29,636	—	29,636

		—	73,836	(13,569)	60,267

Chemicals	Senior debt	17,747	2,423	(2,611)	17,559
	Subordinated debt	32,284	7,700	(5,731)	34,253
	Redeemable preferred stock	116	2	(118)	—
	Common stock warrants	7,566	—	(5,526)	2,040
	Common stock	1,254	—	(1,198)	56

		58,967	10,125	(15,184)	53,908

Construction & Engineering	Subordinated debt	22,070	18,302	—	40,372
	Convertible preferred stock	—	—	—	—

		22,070	18,302	—	40,372

Construction Materials	Subordinated debt	19,941	841	—	20,782
	Redeemable preferred stock	11,991	713	—	12,704
	Convertible preferred stock	1,441	4,563	—	6,004

		33,373	6,117	—	39,490

AMERICAN CAPITAL STRATEGIES, LTD.

Schedule III—INVESTMENTS IN AND ADVANCES TO AFFILIATES

Supplementary Schedule of Additions and Subtractions

Fiscal Year Ended December 31, 2003

(in thousands, except percentages)

Name of Issuer and Title of Issue or Nature of Indebtedness		Value of Each Item as of December 31, 2002	Gross Additions	Gross Reductions	Value of Each Item as of December 31, 2003
Auto Components	Senior debt	8,234	6	(8,240)	—
	Subordinated debt	17,789	288	—	18,077
	Redeemable preferred stock	3,329	611	—	3,940
	Common stock warrants	6,531	5,759	—	12,290

		35,883	6,664	(8,240)	34,307

Distributors	Senior debt	3,300	—	(3,300)	—
	Subordinated debt	7,545	18,893	(11,109)	15,329
	Redeemable preferred stock	—	929	—	929
	Convertible preferred stock	1,722	—	(1,722)	—
	Common stock warrants	991	4,263	—	5,254
	Common stock	—	1,009	(980)	29

		13,558	25,094	(17,111)	21,541

Health Care Providers & Services	Senior debt	14,186	587	(9,523)	5,250
	Subordinated debt	7,893	1,861	(953)	8,801
	Convertible preferred stock	—	—	—	—
	Common stock warrants	—	—	—	—

		22,079	2,448	(10,476)	14,051

Other (less than 1%)	Senior debt	8,197	3,552	(8,926)	2,823
	Subordinated debt	1,265	—	(1,265)	—
	Convertible preferred stock	500	—	—	500
	Common stock	605	113	(242)	476

		10,567	3,665	(10,433)	3,799

Total Controlled Companies		671,141	702,066	(332,063)	1,041,144

Affiliate Companies
Road & Rail	Senior debt	—	31,372	(14,172)	17,200
	Subordinated debt	—	12,308	—	12,308
	Redeemable preferred stock	—	1,567	—	1,567
	Common stock	—	2,682	—	2,682

		—	47,929	(14,172)	33,757

Computers & Peripherals Senior debt	Senior debt	12,931	1,021	(1,500)	12,452
	Subordinated debt	12,937	328	—	13,265
	Common stock	20	1,795	—	1,815
	Common stock warrants	—	946	—	946

		25,888	4,090	(1,500)	28,478

AMERICAN CAPITAL STRATEGIES, LTD.

Schedule III—INVESTMENTS IN AND ADVANCES TO AFFILIATES

Supplementary Schedule of Additions and Subtractions

Fiscal Year Ended December 31, 2003

(in thousands, except percentages)

Name of Issuer and Title of Issue or Nature of Indebtedness		Value of Each Item as of December 31, 2002	Gross Additions	Gross Reductions	Value of Each Item as of December 31, 2003
Health Care Providers & Services	Senior debt	11,693	3,572	—	15,265
	Redeemable preferred stock	1,557	834	—	2,391
	Common stock	472	1,102	—	1,574

		13,722	5,508	—	19,230
Commercial Services & Supplies	Senior debt	—	4,042	—	4,042
	Subordinated debt	—	13,496	—	13,496
	Common stock warrants	—	343	—	343
	Common stock	—	1,000	—	1,000

		—	18,881	—	18,881

Health Care Equipment & Supplies	Subordinated debt	—	10,982	—	10,982
	Redeemable preferred stock	—	982	—	982
	Common stock warrants	—	997	—	997
	Common stock	—	2,123	—	2,123

		—	15,084	—	15,084

Containers & Packages	Subordinated debt	9,916	157	(498)	9,575
	Redeemable preferred stock	2,250	514	(429)	2,335
	Common stock warrants	57	—	(57)	—
	Common stock	250	41	(267)	24

		12,473	712	(1,251)	11,934

Advertising	Subordinated debt	—	8,561	—	8,561
	Common stock	—	1,992	—	1,992

		—	10,553	—	10,553

Total Affiliate Companies		52,083	102,757	(16,923)	137,917

Total		$723,224	$804,823	$(348,986)	$1,179,061

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	March 31, 2004	December 31, 2003
	(unaudited)
Assets
Investments at fair value (cost of $2,161,131 and $2,042,914, respectively)
Non-Control/Non-Affiliate investments	$684,622	$756,158
Control investments	1,208,634	1,041,144
Affiliate investments	222,060	137,917
Interest rate hedging agreements	(35,713)	(23,476)

Total investments at fair value	2,079,603	1,911,743
Cash and cash equivalents	8,677	8,020
Restricted cash	35,351	75,935
Interest receivable	20,716	17,636
Other	27,414	28,390

Total assets	$2,171,761	$2,041,724

Liabilities and Shareholders’ Equity
Notes payable	$612,813	$724,211
Revolving credit facilities	242,349	116,000
Repurchase agreements	42,495	—
Accrued dividends payable	—	3,957
Other	13,309	21,641

Total liabilities	910,966	865,809

Commitments and Contingencies
Shareholders’ equity:
Undesignated preferred stock, $0.01 par value, 5,000 shares authorized, 0 issued and outstanding	—	—
Common stock, $0.01 par value, 70,000 shares authorized, 69,233 and 66,930 issued, and 69,233 and 65,949 outstanding, respectively	692	659
Capital in excess of par value	1,460,853	1,360,181
Unearned compensation	(25,341)	(21,286)
Notes receivable from sale of common stock	(8,411)	(8,783)
Distributions in excess of net realized earnings	(85,470)	(23,685)
Net unrealized depreciation of investments	(81,528)	(131,171)

Total shareholders’ equity	1,260,795	1,175,915

Total liabilities and shareholders’ equity	$2,171,761	$2,041,724

See accompanying notes.

AMERICAN CAPITAL STRATEGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except per share data)

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
OPERATING INCOME:
Interest and dividend income
Non-Control/Non-Affiliate investments	$23,102	$19,901
Control investments	26,201	17,004
Affiliate investments	6,253	1,476
Interest rate hedging agreements	(5,945)	(3,676)

Total interest and dividend income	49,611	34,705

Fees
Non-Control/Non-Affiliate investments	1,556	6,859
Control investments	8,542	1,498
Affiliate investments	876	2

Total fee income	10,974	8,359

Total operating income	60,585	43,064

OPERATING EXPENSES:
Interest	6,045	4,011
Salaries and benefits	5,743	4,674
General and administrative	5,880	3,616
Stock-based compensation	1,368	—

Total operating expenses	19,036	12,301

NET OPERATING INCOME	41,549	30,763

Net realized (loss) gain on investments
Non-Control/Non-Affiliate investments	(11,152)	3,191
Control investments	(45,434)	714
Affiliate investments	(3)	—

Total net realized (loss) gain on investments	(56,589)	3,905

Net unrealized appreciation (depreciation) of investments
Non-Control/Non-Affiliate investments	9,829	(9,544)
Control investments	50,320	(26,964)
Affiliate investments	1,731	1,339
Interest rate hedging agreements	(12,237)	(474)

Total net unrealized appreciation (depreciation) of investments	49,643	(35,643)

NET INCREASE (DECREASE) IN SHAREHOLDERS’ EQUITY RESULTING FROM OPERATIONS	$34,603	$(975)

NET OPERATING INCOME PER COMMON SHARE:
Basic	$0.62	$0.65
Diluted	$0.61	$0.65
NET EARNINGS (LOSS) PER COMMON SHARE:
Basic	$0.52	$(0.02)
Diluted	$0.51	$(0.02)
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
Basic	67,126	47,393
Diluted	68,269	47,578
DIVIDENDS DECLARED PER COMMON SHARE	$0.70	$0.67

See accompanying notes.

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS

March 31, 2004

(unaudited)

(in thousands)

Company	Industry	Investment	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS

A.H. Harris & Sons, Inc.	Distributors — Construction Material	Subordinated Debt Common Stock Warrants, 10.0% of Co.(1)	$9,670 534	$9,719 394

			10,204	10,113
ACE Cash Express, Inc.(2)	Diversified Financial Services — Retail Financial Services Stores	Subordinated Debt	30,240	30,240
Aerus, LLC	Household Durables — Vacuum Cleaners	Common Membership Warrants, 2.5% of Co.(1)	246	—
Alemite Holdings, Inc.	Machinery — Lubricating Equipment	Subordinated Debt Common Stock Warrants, 9.0% of Co.(1)	10,485 124	10,485 124

			10,609	10,609
Atlantech Holding Corp.	Construction & Engineering — Polymer-based Products	Subordinated Debt with Non-Detachable Warrants, 6.2% of Co. Redeemable Preferred Stock with Non-Detachable Common Stock, 1.1% of Co.(1)	20,486 1,285	19,575 824

			21,771	20,399
Baran Group, Ltd (2)(3)	Communications Equipment — Wireless Communications Network Services	Common Stock, 0.5% of Co.(1)	2,373	293
BC Natural Foods LLC	Food Products — Organic & Natural Poultry	Senior Debt Subordinated Debt Common Membership Warrants, 15.2% of Co.(1)	5,231 26,913 3,331	5,231 26,913 6,513

			35,475	38,657
BLI Holdings Corp.	Personal Products — Personal Care Items	Subordinated Debt	17,046	17,046
Bumble Bee Seafoods, L.P.	Food Products — Canned Tuna and Other Seafood	Subordinated Debt Partnership Unit Warrants, 1.2% of Co.(1)	14,873 421	14,873 1,754

			15,294	16,627
CamelBak Products, LLC	Leisure Equipment & Products — Portable Hands-Free Hydration Systems	Subordinated Debt	37,920	37,920
Case Logic, Inc.	Leisure Equipment & Products — Storage Products	Subordinated Debt with Non-Detachable Warrants, 8.4% of Co. Common Stock, 0.5% of Co.(1) Redeemable Preferred Stock	23,838 — 443	22,848 — 432

			24,281	23,280
Chronic Care Solutions, Inc.	Health Care Equipment & Supplies — Mail Order Medical Supplies	Subordinated Debt Common Stock, 0.2% of Co.(1) Preferred Stock, Convertible into 0.2% of Co.(1) Common Stock Warrants, 3.6% of Co.(1)	43,185 1 144 1,676	43,185 1 144 1,676

			45,006	45,006

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

March 31, 2004

(unaudited)

(in thousands)

Company	Industry	Investment	Cost	Fair Value
CIVCO Holding, Inc.	Health Care Equipment & Supplies — Medical Products Supporting Ultrasound Imaging Equipment	Subordinated Debt Redeemable Preferred Stock Common Stock, 9.6% of Co.(1) Common Stock Warrants, 4.2% of Co.(1)	11,006 1,040 2,123 997	11,006 1,040 2,123 997

			15,166	15,166
Corporate Benefit Services of America, Inc	Commercial Services & Supplies — Third Party Manager and Administrator of Employee Healthcare Benefit Plans	Senior Debt Subordinated Debt Common Stock Warrants, 2.7% of Co.(1)	3,981 14,493 695	3,981 14,493 695

			19,169	19,169
Corrpro Companies, Inc.(2)	Construction & Engineering — Corrosion Protection Related Services, Systems, Equipment and Materials	Subordinated Debt Common Stock Warrants, 19.1% of Co.(1) Redeemable Preferred Stock(1)	11,265 3,392 1,168	11,265 3,392 1,168

			15,825	15,825
DigitalNet, Inc.(2)	IT Services — Information Services	Common Stock Warrants 0.2% of Co.(1)	624	637
Erie County Plastics Corporation	Containers & Packaging — Molded Plastics	Subordinated Debt Common Stock Warrants, 14.8% of Co.(1)	9,715 1,170	9,733 1,890

			10,885	11,623
Euro-Pro Operating LLC	Household Durables — Home Cleaning Products	Senior Debt	39,816	39,816
Formed Fiber Technologies, Inc.	Auto Components — Non-woven Fiber Products	Subordinated Debt Common Stock Warrants 4.4% of Co.(1)	13,831 122	13,831 122

			13,953	13,953
Hartstrings LLC	Textiles, Apparel & Luxury Goods — Children’s Apparel	Senior Debt Subordinated Debt Common Membership Warrants, 37.3% of Co.(1)	3,076 12,322 3,572	3,076 12,322 4,918

			18,970	20,316
Interior Specialist, Inc	Commercial Services & Supplies — Outsourced Interior Design and Installation Services	Subordinated Debt	12,838	12,838
JAG Industries, Inc.	Metals & Mining — Metal Fabrication & Tablet Manufacturing	Subordinated Debt(1)	1,398	101
Kelly Aerospace, Inc.	Aerospace & Defense — General Aviation & Performance Automotive	Subordinated Debt Common Stock Warrants, 20.0% of Co.(1)	9,266 1,588	9,266 1,259

			10,854	10,525
Mobile Tool International, Inc.	Machinery — Aerial Lift Equipment	Subordinated Debt(1)	2,698	1,604

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

March 31, 2004

(unaudited)

(in thousands)

Company	Industry	Investment	Cost	Fair Value
MP TotalCare, Inc.	Healthcare Equipment & Supplies – Respiratory & Diabetic Supplies	Senior Debt	14,821	14,821
Nailite International, Inc.	Building Products — Siding Manufacturer	Subordinated Debt Common Stock Warrants, 5.0% of Co.(1)	8,227 1,232	8,227 2,333

			9,459	10,560
Nancy’s Specialty Foods, Inc.	Food Products — Frozen Gourmet Quiche Entrees, Appetizers and Desserts	Subordinated Debt	15,128	15,128
Patriot Medical Technologies, Inc.	Commercial Services & Supplies — Repair Services	Common Stock Warrants, 7.8% of Co.(1) Preferred Stock, Convertible into 4.3% of Co.(1)	612 1,319	— 564

			1,931	564
Phillips & Temro Holdings LLC	Auto Components — Automotive and Heavy Duty Truck Products	Subordinated Debt Common Stock Warrants, 5.0% of Co.(1)	4,676 348	4,676 1,644

			5,024	6,320
Plastech Engineered Products, Inc.	Auto Components — Automotive Component Systems	Common Stock Warrants, 2.1% of Co.(1)	2,577	11,767
Riddell Holdings, LLC	Leisure Equipment & Products — Branded Sporting Goods	Subordinated Debt Common Stock 3.9% of Co.(1) Redeemable Preferred Stock	20,374 2,141 859	20,374 2,876 859

			23,374	24,109
Stravina Operating Company, LLC	Leisure Equipment & Products — Personalized Novelty and Souvenir Items	Subordinated Debt Common Stock, 4.0% of Co.(1)	27,353 1,000	27,353 1,000

			28,353	28,353
Technical Concepts Holdings, LLC	Building Products — Automated Restroom Hygiene Solutions	Senior Debt Subordinated Debt Common Stock Warrants 5.0% of Co.(1)	16,817 13,357 1,703	16,817 13,357 1,703

			31,877	31,877
The L.A. Studios, Inc.	Media — Audio Production	Subordinated Debt	2,248	2,252
The Lion Brewery, Inc.	Beverages — Malt Beverages	Subordinated Debt Common Stock Warrants, 54.0% of Co.(1)	6,106 675	6,159 4,012

			6,781	10,171
ThreeSixty Sourcing, Ltd.(3)	Commercial Services & Supplies — Outsourced Management Services	Senior Debt Subordinated Debt Common Stock Warrants, 4.5% of Co.(1)	5,500 19,556 1,386	5,500 11,254 —

			26,442	16,754
TransCore Holdings, Inc.	IT Services — Transportation Information Management Services	Common Stock Warrants, 6.4% of Co.(1) Redeemable Preferred Stock Preferred Stock, Convertible into 1.0% of Co.	4,368 613 2,936	20,817 613 2,936

			7,917	24,366

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

March 31, 2004

(unaudited)

(in thousands)

Company	Industry	Investment	Cost	Fair Value
UAV Corporation	Leisure Equipment & Products — Pre-recorded Video, Audio Tapes & Software	Subordinated Debt	14,208	14,208
Vigo Remittance Corp.	Diversified Financial Services — Electronic Funds Transfer	Senior Debt Subordinated Debt Common Stock Warrants, 4.9% of Co.(1)	12,932 18,549 1,213	12,932 18,549 2,337

			32,694	33,818
Visador Holding Corporation	Building Products — Stair Components and Wood Columns	Subordinated Debt Common Stock Warrants, 5.4% of Co.(1)	9,768 462	9,768 462

			10,230	10,230
Warner Power, LLC	Electrical Equipment — Power Systems & Electrical Ballasts	Senior Debt Subordinated Debt Common Stock Warrants, 62.5% of Co.(1)	914 8,422 2,246	914 8,455 517

			11,582	9,886
Weston ACAS Holdings, Inc.	Commercial Services & Supplies — Environmental Consulting	Subordinated Debt	7,675	7,675
Subtotal Non-Control / Non-Affiliate Investments			664,982	684,622

CONTROL INVESTMENTS

3SI Acquisition Holdings, Inc.	Electronic Equipment & Instruments — Banking Security Systems	Senior Debt Subordinated Debt Common Stock, 90.5% of Co.(1)	8,890 21,912 27,246	8,890 21,912 33,571

			58,048	64,373
ACAS Holdings (Inca), Inc.	Building Products — Steel Products	Senior Debt Subordinated Debt Redeemable Preferred Stock (1) Common Stock, 2.3% of Co.(1) Common Stock Warrants, 95.7% of Co.(1)	5,654 11,182 29,661 5,100 3,060	5,654 11,204 3,338 — 446

			54,657	20,642
Aeriform Corporation	Chemicals — Packaged Industrial Gas Distributor	Senior Debt Senior Subordinated Debt Junior Subordinated Debt(1) Common Stock Warrants, 82.8% of Co.(1) Redeemable Preferred Stock(1)	5,167 15,542 16,117 4,360 118	5,167 15,592 3,226 — —

			41,304	23,985
American Decorative Surfaces International, Inc.	Building Products — Decorative Paper & Vinyl Products	Subordinated Debt Preferred Stock, Convertible into 100.0% of Co.(1)	26,481 13,674	21,314 —

			40,155	21,314
ASC Industries, Inc	Auto Components — Aftermarket Automotive Components	Subordinated Debt Common Stock Warrants, 31.6% of Co.(1) Redeemable Preferred Stock	18,159 6,531 4,076	18,159 13,576 4,076

			28,766	35,811

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

March 31, 2004

(unaudited)

(in thousands)

Company	Industry	Investment	Cost	Fair Value
Automatic Bar Controls, Inc.	Commercial Services & Supplies — Beverage Dispensers	Senior Debt Subordinated Debt Common Stock, 63.3% of Co.(1) Common Stock Warrants, 1.7% of Co.(1)	11,850 14,275 7,000 182	11,850 14,275 19,213 490

			33,307	45,828
Auxi Health, Inc.	Health Care Providers & Services — Home Healthcare	Senior Debt Subordinated Debt Common Stock Warrants, 17.5% of Co.(1) Preferred Stock, Convertible into 54.5% of Co.(1)	5,251 17,766 2,599 2,732	5,251 9,365 — —

			28,348	14,616
Biddeford Real Estate Holdings, Inc.	Real Estate — Commercial	Senior Debt Common Stock, 100.0% of Co.(1)	2,784 363	2,784 476

			3,147	3,260
Bridgeport International, Inc.(3)	Machinery — Machine Tools, Metal Cutting Types	Senior Debt Subordinated Debt Common Stock, 28.6% of Co.(1) Preferred Stock, Convertible into 71.4% of Co.(1)	7,454 5,897 2,000 5,000	7,454 5,947 — 2,688

			20,351	16,089
Capital.com, Inc.	Diversified Financial Services — Financial Portal	Common Stock, 85.0% of Co.(1)	1,492	400
Confluence Holdings Corp.	Leisure Equipment & Products — Canoes & Kayaks	Senior Debt Subordinated Debt Redeemable Preferred Stock(1) Preferred Stock, Convertible into 7.1% of Co.(1) Common Stock Warrants, 72.2% of Co.(1) Common Stock, less than 0.1% of Co.(1)	11,467 12,208 6,896 3,529 — 2,700	11,467 10,793 — — — 546

			36,800	22,806
Cottman Acquisitions, Inc.	Commercial Services & Supplies — Franchisor of Automotive Transmission Repair Centers	Subordinated Debt Redeemable Preferred Stock Common Stock Warrants, 5.5% of Co.(1) Common Stock, less than 83.1% of Co.(1)	13,550 14,775 11,197 6,500	13,550 14,775 11,197 6,500

			46,022	46,022
Cycle Gear, Inc.	Specialty Retail — Motor Cycle Accessories	Senior Debt Subordinated Debt Common Stock Warrants, 50.7% of Co.(1) Redeemable Preferred Stock	281 10,575 973 1,880	281 10,629 5,378 1,880

			13,709	18,168
DanChem Technologies, Inc.	Chemicals — Specialty Contract Chemical Manufacturing	Senior Debt Subordinated Debt Common Stock, 38.6% of Co.(1) Common Stock Warrants, 36.3% of Co.(1)	12,361 8,572 2,500 2,221	12,361 8,572 1,072 1,829

			25,654	23,834

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

March 31, 2004

(unaudited)

(in thousands)

Company	Industry	Investment	Cost	Fair Value
Escort Inc.	Leisure Equipment & Products — Automotive Electronic Products	Senior Debt Subordinated Debt Redeemable Preferred Stock Common Stock Warrants, 64.5% of Co.(1)	5,724 17,463 4,974 8,783	5,724 17,463 4,974 17,509

			36,944	45,670
Euro-Caribe Packing Company, Inc.	Food Products — Meat Processing	Senior Debt Subordinated Debt Common Stock Warrants, 9.2% of Co.(1) Preferred Stock, Convertible into 75.0% of Co.(1)	7,873 7,659 1,110 4,302	7,920 7,671 116 1,312

			20,944	17,019
European Touch LTD. II	Commercial Services & Supplies — Salon Appliances	Senior Debt Subordinated Debt Common Stock, 25.5% of Co.(1) Redeemable Preferred Stock Common Stock Warrants, 62.7% of Co.(1)	4,170 12,275 1,500 486 3,683	4,170 12,275 4,045 486 10,691

			22,114	31,667
Flexi-Mat Holding, Inc.	Leisure Equipment & Products — Pet Beds	Senior Debt Subordinated Debt Common Stock, 82.8% of Co.(1) Redeemable Preferred Stock	7,986 10,840 9,706 8,944	7,986 10,840 14,658 8,944

			37,476	42,428
Fulton Bellows & Components, Inc.	Machinery — Bellows	Senior Debt(1) Subordinated Debt(1) Common Stock Warrants, 7.7% of Co.(1)	12,487 6,808 1,305	8,528 — —

			20,600	8,528
Global Dosimetry Solutions, Inc.	Commercial Services & Supplies — Radiation Dosimetry Services	Subordinated Debt Common Stock, 15.3% of Co.(1) Redeemable Preferred Stock Common Stock Warrants, 77.2% of Co.(1)	17,338 1,750 11,982 8,827	17,338 1,750 11,982 8,827

			39,897	39,897
Halex Holdings, Inc.	Construction Materials — Flooring Materials	Subordinated Debt Redeemable Preferred Stock Preferred Stock, Convertible into 70.4% of Co.(1)	20,997 12,882 1,407	20,997 12,882 6,004

			35,286	39,883
Iowa Mold Tooling Co., Inc.	Machinery — Specialty Equipment	Subordinated Debt Common Stock, 32.9% of Co.(1) Redeemable Preferred Stock(1) Common Stock Warrants, 41.0% of Co.(1)	15,468 4,760 18,864 5,918	15,576 — 15,968 783

			45,010	32,327
Jones Stephens Corp.	Building Products — Specialty Plumbing Components	Subordinated Debt Common Stock, 43.8% of Co.(1) Redeemable Preferred Stock(1) Preferred Stock, Convertible into 43.8% of Co.(1)	21,009 3,500 7,000 3,500	21,009 3,500 7,000 3,500

			35,009	35,009

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

March 31, 2004

(unaudited)

(in thousands)

Company	Industry	Investment	Cost	Fair Value
KAC Holdings, Inc.	Chemicals — Assembly Materials	Senior Debt Subordinated Debt Common Stock, 98.4% of Co.(1) Redeemable Preferred Stock	31,181 20,861 1,550 14,096	31,181 20,861 1,550 14,096

			67,688	67,688
Logex Corporation	Road & Rail — Industrial Gases	Subordinated Debt Common Stock Warrants, 85.4% of Co.(1) Redeemable Preferred Stock(1)	20,850 7,454 3,930	20,850 2,782 390

			32,234	24,022
MBT International, Inc.	Distributors — Musical Instrument Distributor	Subordinated Debt Common Stock, 7.2% of Co.(1) Common Stock Warrants, 81.5% of Co.(1) Redeemable Preferred Stock(1)	15,526 1,233 5,254 929	15,530 29 5,254 929

			22,942	21,742
Network for Medical Communication & Research, LLC	Commercial Services & Supplies — Specialized Medical Educational Programs	Subordinated Debt Common Membership Warrants, 32.7% of Co.(1)	13,389 2,038	13,389 47,024

			15,427	60,413
New Piper Aircraft, Inc.	Aerospace & Defense — Aircraft Manufacturing	Senior Debt Subordinated Debt Common Stock, 93.0% of Co.(1)	57,329 28 95	57,371 509 2,234

			57,452	60,114
NewStarcom Holdings, Inc.	Construction & Engineering — Electrical Contractor	Subordinated Debt Common Stock, 0.2% of Co.(1) Preferred Stock, Convertible into 66.4% of Co.(1)	33,278 — 11,500	36,945 — —

			44,778	36,945
nSpired Holdings, Inc.	Food Products — Natural and Organic Foods	Senior Debt Subordinated Debt Common Stock, 100.0% of Co.(1) Redeemable Preferred Stock	17,839 9,033 5,000 26,071	17,839 9,033 874 26,071

			57,943	53,817
Optima Bus Corporation	Machinery — Buses	Senior Debt Subordinated Debt Common Stock, 1.0% of Co.(1) Preferred Stock, Convertible into 91.4% of Co.(1) Common Stock Warrants, 2.1% of Co.(1)	2,226 10,863 1,896 18,748 4,041	2,226 8,640 — — —

			37,774	10,866
PaR Systems, Inc.	Machinery — Robotic Systems	Subordinated Debt Common Stock, 21.3% of Co.(1) Common Stock Warrants, 35.1% of Co.(1)	19,246 2,500 4,116	19,246 6,897 11,357

			25,862	37,500

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

March 31, 2004

(unaudited)

(in thousands)

Company	Industry	Investment	Cost	Fair Value
Precitech, Inc.	Machinery — Ultra Precision Machining Systems	Senior Debt Subordinated Debt Redeemable Preferred Stock(1) Common Stock, 43.3% of Co. (1) Common Stock Warrants, 44.7% of Co.(1)	7,662 5,258 4,738 2,204 2,278	7,662 5,258 1,356 — 717

			22,140	14,993
Roadrunner Freight Systems, Inc.	Road & Rail — Truck Freight Delivery	Subordinated Debt Common Stock, 57.6% of Co.(1) Common Stock Warrants, 12.1% of Co.(1)	17,164 13,550 2,840	17,164 16,487 3,226

			33,554	36,877
Specialty Brands of America, Inc.	Food Products — Specialty Foods	Senior Debt Subordinated Debt Redeemable Preferred Stock Common Stock, 22.0% of Co.(1) Common Stock Warrants, 63.1% of Co.(1)	24,398 15,649 11,603 3,392 9,746	24,398 15,649 11,603 3,392 9,746

			64,788	64,788
S-Tran Holdings, Inc.	Road & Rail — Overnight Shorthaul Delivery	Subordinated Debt Redeemable Preferred Stock(1) Common Stock, 18.0% of Co.(1) Common Stock Warrants, 62.0% of Co.(1)	16,024 7,000 — 2,869	13,499 — — —

			25,893	13,499
Texstars, Inc.	Aerospace & Defense — Aviation and Transportation Accessories	Senior Debt Subordinated Debt Common Stock, 36.4% of Co.(1) Common Stock Warrants, 37.4% of Co.(1)	13,098 7,354 1,500 1,542	13,098 7,354 6,018 6,639

			23,494	33,109
The Hygenic Corporation	Healthcare Equipment & Supplies — Healthcare and Fitness Products	Subordinated Debt Redeemable Preferred Stock (1) Common Stock, 39.7% of Co.(1)	10,185 11,250 1,250	10,185 11,250 1,250

			22,685	22,685
Subtotal Control Investments			1,279,694	1,208,634

AFFILIATE INVESTMENTS

Bankruptcy Management Solutions, Inc.	Commercial Services & Supplies — Case Management Software, Financial and Other Services	Senior Debt Subordinated Debt Common Stock, 6.5% of Co.(1) Common Stock Warrants, 2.3% of Co.(1)	4,047 13,578 1,000 343	4,047 13,578 1,000 343

			18,968	18,968
FMI Holdco I, LLC	Road & Rail — Full-Service Logistics Provider	Senior Debt Subordinated Debt Common Stock, 11.7% of Co.(1) Redeemable Preferred Stock(1)	17,491 12,338 2,683 1,567	17,491 12,338 2,683 1,567

			34,079	34,079
Futurelogic Group, Inc.	Computers & Peripherals — Embedded Thermal Printer Solutions	Senior Debt Subordinated Debt Common Stock, 5.1% of Co.(1) Common Stock Warrants, 2.7% of Co.(1)	11,957 13,349 20 —	11,957 13,349 1,815 946

			25,326	28,067

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

March 31, 2004

(unaudited)

(in thousands)

Company	Industry	Investment	Cost	Fair Value
Marcal Paper Mills, Inc.	Household Products — Towel, Tissue & Napkin Products	Senior Debt Subordinated Debt Common Stock Warrants, 20.0% of Co.(1) Common Stock, 15.0% of Co.(1)	22,658 21,069 5,001 —	22,658 21,069 4,773 —

			48,728	48,500
Money Mailer, LLC	Advertising — Shared Mail Direct Marketer	Subordinated Debt Common Stock, 5.9% of Co.(1)	8,605 1,500	8,605 1,992

			10,105	10,597
Nivel Holdings, LLC	Distributors — Golf Car Replacement Parts and Accessories	Senior Debt Subordinated Debt Redeemable Preferred Stock(1) Common Stock, 7.9% of Co.(1) Common Stock Warrants, 3.3% of Co.(1)	10,857 8,377 900 100 41	10,857 8,377 900 100 41

			20,275	20,275
NWCC Acquisition, LLC	Containers & Packaging — Water-based Adhesives and Coatings	Subordinated Debt Common Stock, 18.3% of Co.(1) Redeemable Preferred Stock(1)	9,616 291 2,764	9,616 24 2,335

			12,671	11,975
T-NETIX, Inc.	Diversified Telecommunication Services — Telecommunciations Services and Products for Correctional Facilities	Subordinated Debt Common Stock, 5.0% of Co.(1)	25,814 1,000	25,814 1,000

			26,814	26,814
Trinity Hospice, Inc.	Health Care Providers & Services — Hospice Care	Senior Debt Common Stock, 10.6% of Co.(1) Redeemable Preferred Stock	15,270 12 4,207	15,270 3,308 4,207

			19,489	22,785
Subtotal Affiliate Investments			216,455	222,060

INTEREST RATE HEDGING AGREEMENTS

	Interest Rate Swap - Pay Fixed/Receive Floating	25 Contracts Notional Amounts Totaling $718,692	—	(38,208)
	Interest Rate Swap - Pay Floating/Receive Floating	10 Contracts Notional Amounts Totaling $203,150	—	(195)
	Interest Rate Swaption - Pay Floating/Receive Fixed	2 Contracts Notional Amounts Totaling $39,026	—	2,070
	Interest Rate Caps	5 Contracts Notional Amounts Totaling $31,266	—	620

Subtotal Interest Rate Hedging Agreements			—	(35,713)
Totals			$2,161,131	$2,079,603

(1)	Non-income producing
(2)	Public company
(3)	Foreign investment

See accompanying notes.

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS

December 31, 2003

(in thousands)

Company	Industry	Investment	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS

A.H. Harris & Sons, Inc.	Distributors — Construction Material	Subordinated Debt Common Stock Warrants, 10.0% of Co.(1)	$9,645 534	$9,699 394

			10,179	10,093
Academy Events Services, LLC	Commercial Services & Supplies — Tent and Canvas	Senior Debt Subordinated Debt(1) Common Stock Warrants, 5.6% of Co.(1) Common Stock, 2.8% of Co.(1) Redeemable Preferred Stock(1)	5,975 6,947 636 — 500	5,975 270 — — —

			14,058	6,245
ACE Cash Express, Inc.(2)	Diversified Financial Services — Retail Financial Services Stores	Subordinated Debt	36,725	36,725
Aerus, LLC	Household Durables — Vacuum Cleaners	Common Membership Warrants, 2.5% of Co.(1)	246	228
Alemite Holdings, Inc.	Machinery — Lubricating Equipment	Subordinated Debt Common Stock Warrants, 9% of Co.(1)	10,427 124	10,427 124

			10,551	10,551
Atlantech Holding Corp.	Construction & Engineering — Polymer-based Products	Subordinated Debt with Non-Detachable Warrants, 6.2% of Co. Redeemable Preferred Stock with Non- Detachable Common Stock, 1.1% of Co.(1)	20,300 1,285	19,392 824

			21,585	20,216
Baran Group, Ltd (2)(3)	Communications Equipment — Wireless Communications Network Services	Common Stock, 0.5% of Co.(1)	2,373	284
BC Natural Foods LLC	Food Products — Organic & Natural Poultry	Senior Debt Subordinated Debt Common Membership Warrants, 15.2% of Co.(1)	5,379 26,725 3,331	5,379 26,725 6,513

			35,435	38,617
BLI Holdings Corp.	Personal Products — Personal Care Items	Subordinated Debt	16,912	16,912
Bumble Bee Seafoods, L.P.	Food Products —Canned Tuna and Other Seafood	Subordinated Debt Partnership Unit Warrants, 1.2% of Co.(1)	14,764 421	14,764 2,510

			15,185	17,274
CamelBak Products, LLC	Leisure Equipment & Products — Portable Hands-Free Hydration Systems	Subordinated Debt	37,634	37,634
Case Logic, Inc.	Leisure Equipment & Products — Storage Products	Subordinated Debt with Non-Detachable Warrants, 8.3% of Co. Common Stock, 0.5% of Co.(1) Redeemable Preferred Stock	23,399 — 441	22,417 — 430

			23,840	22,847

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2003

(in thousands)

Company	Industry	Investment	Cost	Fair Value
Chronic Care Solutions, Inc.	Health Care Equipment & Supplies — Mail Order Medical Supplies	Subordinated Debt Common Stock Warrants, 6.0% of Co.(1)	37,038 1,676	37,038 1,676

			38,714	38,714
Corporate Benefit Services of America, Inc	Commercial Services & Supplies — Third Party Manager and Administrator of Employee Healthcare Benefit Plans	Senior Debt Subordinated Debt Common Stock Warrants, 2.7% of Co.(1)	3,981 14,403 695	3,981 14,403 695

			19,079	19,079
Cycle Gear, Inc.	Specialty Retail — Motor Cycle Accessories	Senior Debt Subordinated Debt Common Stock Warrants, 50.7% of Co.(1) Redeemable Preferred Stock	328 9,533 973 1,836	328 9,591 5,378 1,836

			12,670	17,133
DigitalNet, Inc.(2)	IT Services — Information Services	Common Stock Warrants 0.2% of Co.(1)	624	488
Erie County Plastics Corporation	Containers & Packaging — Molded Plastics	Subordinated Debt Common Stock Warrants, 14.8% of Co.(1)	9,685 1,170	9,707 1,027

			10,855	10,734
Euro-Pro Operating LLC	Household Durables — Home Cleaning Products	Senior Debt	39,808	39,808
Formed Fiber Technologies, Inc.	Auto Components — Non-woven Fiber Products	Subordinated Debt Common Stock Warrants 5.5% of Co.(1)	13,721 123	13,721 123

			13,844	13,844
Hartstrings LLC	Textiles, Apparel & Luxury Goods — Children’s Apparel	Senior Debt Subordinated Debt Common Membership Warrants, 40.2% of Co.(1)	3,463 12,238 3,572	3,463 12,238 4,918

			19,273	20,619
JAG Industries, Inc.	Metals & Mining — Metal Fabrication & Tablet Manufacturing	Subordinated Debt(1)	1,438	141
Kelly Aerospace, Inc.	Aerospace & Defense — General Aviation & Performance Automotive	Subordinated Debt Common Stock Warrants, 20.0% of Co.(1)	9,203 1,588	9,203 1,588

			10,791	10,791
Marcal Paper Mills, Inc.	Household Products — Towel, Tissue & Napkin Products	Senior Debt Subordinated Debt Common Stock Warrants, 20.0% of Co.(1)	16,136 20,538 5,001	16,136 20,538 4,774

			41,675	41,448
MATCOM International Corp.	IT Services — Information and Engineering Services for Federal Government Agencies	Senior Debt Subordinated Debt Common Stock Warrants, 2.0% of Co.(1)	7,660 5,688 805	7,660 5,688 805

			14,153	14,153

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2003

(in thousands)

Company	Industry	Investment	Cost	Fair Value
Mobile Tool International, Inc.	Machinery — Aerial Lift Equipment	Subordinated Debt(1)	2,698	1,056
MP TotalCare, Inc.	Healthcare Equipment & Supplies — Respiratory & Diabetic Supplies	Senior Debt	14,816	14,816
Nailite International, Inc.	Building Products — Siding Manufacturer	Subordinated Debt Common Stock Warrants, 5.5% of Co.(1)	8,172 1,232	8,172 2,333

			9,404	10,505
Nancy’s Specialty Foods, Inc.	Food Products — Frozen Gourmet Quiche Entrees, Appetizers and Desserts	Subordinated Debt	15,030	15,030
Patriot Medical Technologies, Inc.	Commercial Services & Supplies — Repair Services	Common Stock Warrants, 7.8% of Co.(1) Preferred Stock, Convertible into 4.2% of Co.(1)	612 1,320	101 775

			1,932	876
Phillips & Temro Holdings LLC	Auto Components — Automotive and Heavy Duty Truck Products	Subordinated Debt Common Stock Warrants, 5.0% of Co.(1)	4,667 348	4,667 1,644

			5,015	6,311
Plastech Engineered Products, Inc.	Auto Components — Automotive Component Systems	Subordinated Debt Common Stock Warrants, 2.1% of Co.(1)	9,349 2,577	9,349 9,221

			11,926	18,570
Riddell Holdings, LLC	Leisure Equipment & Products — Branded Sporting Goods	Subordinated Debt Common Stock 3.9% of Co.(1) Redeemable Preferred Stock	20,219 2,141 859	20,219 2,141 859

			23,219	23,219
Stravina Operating Company, LLC	Leisure Equipment & Products — Personalized Novelty and Souvenir Items	Subordinated Debt Common Stock, 4.1% of Co.(1)	27,048 1,000	27,048 1,000

			28,048	28,048
Technical Concepts Holdings, LLC	Building Products — Automated Restroom Hygiene Solutions	Senior Debt Subordinated Debt Common Stock Warrants 5.0% of Co.(1)	17,235 13,325 1,703	17,235 13,325 1,703

			32,263	32,263
The L.A. Studios, Inc.	Media — Audio Production	Subordinated Debt	2,266	2,271
The Lion Brewery, Inc.	Beverages — Malt Beverages	Subordinated Debt Common Stock Warrants, 54.0% of Co.(1)	6,087 675	6,143 4,012

			6,762	10,155
ThreeSixty Sourcing, Ltd.(3)	Commercial Services & Supplies — Outsourced Management Services	Senior Debt Subordinated Debt Common Stock Warrants, 4.5% of Co.(1)	4,500 19,550 1,387	4,500 18,490 —

			25,437	22,990

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2003

(in thousands)

Company	Industry	Investment	Cost	Fair Value
TransCore Holdings, Inc.	IT Services — Transportation Information Management Services	Subordinated Debt Common Stock Warrants, 7.1% of Co.(1) Redeemable Preferred Stock Preferred Stock, Convertible into 1.1% of Co.	25,332 4,368 575 2,901	25,435 14,567 575 2,901

			33,176	43,478
UAV Corporation	Leisure Equipment & Products — Pre-recorded Video, Audio Tapes & Software	Subordinated Debt	14,033	14,033
Vigo Remittance Corp.	Diversified Financial Services — Electronic Funds Transfer	Senior Debt Subordinated Debt Common Stock Warrants, 5.0% of Co.(1)	13,918 18,757 1,213	13,918 18,757 1,213

			33,888	33,888
Visador Holding Corporation	Building Products — Stair Components and Wood Columns	Subordinated Debt Common Stock Warrants, 5.4% of Co.(1)	9,706 462	9,706 462

			10,168	10,168
Warner Power, LLC	Electrical Equipment — Power Systems & Electrical Ballasts	Senior Debt Subordinated Debt Common Stock Warrants, 62.5% of Co.(1)	997 8,347 2,246	997 8,379 1,735

			11,590	11,111
Weston ACAS Holdings, Inc.	Commercial Services & Supplies — Environnemental Consulting	Subordinated Debt	12,792	12,792
Subtotal Non-Control / Non-Affiliate Investments			742,110	756,158

CONTROL INVESTMENTS

3SI Acquisition Holdings, Inc.	Electronic Equipment & Instruments — Banking Security Systems	Senior Debt Subordinated Debt Common Stock, 95.1% of Co.(1)	8,888 21,743 27,246	8,888 21,743 29,636

			57,877	60,267
ACAS Holdings (Inca), Inc.	Building Products — Steel Products	Senior Debt Subordinated Debt Redeemable Preferred Stock (1) Common Stock, 2.3% of Co.(1) Common Stock Warrants, 95.7% of Co.(1)	5,651 10,957 29,011 5,100 3,060	5,651 10,988 5,588 — 661

			53,779	22,888
Aeriform Corporation	Chemicals — Packaged Industrial Gas Distributor	Senior Debt Senior Subordinated Debt Junior Subordinated Debt(1) Common Stock Warrants, 82.8% of Co.(1) Redeemable Preferred Stock(1)	5,047 15,301 16,117 4,360 118	5,047 15,353 10,386 — —

			40,943	30,786
American Decorative Surfaces International, Inc.	Building Products — Decorative Paper & Vinyl Products	Subordinated Debt Preferred Stock, Convertible into 100.0% of Co.(1)	26,202 13,674	21,035 —

			39,876	21,035

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2003

(in thousands)

Company	Industry	Investment	Cost	Fair Value
ASC Industries, Inc	Auto Components — Aftermarket Automotive Components	Subordinated Debt Common Stock Warrants, 31.6% of Co.(1) Redeemable Preferred Stock	18,077 6,531 3,940	18,077 12,290 3,940

			28,548	34,307
Automatic Bar Controls, Inc.	Commercial Services & Supplies — Beverage Dispensers	Senior Debt Subordinated Debt Common Stock, 63.3% of Co.(1) Common Stock Warrants, 1.7% of Co.(1)	13,611 14,195 7,000 182	13,611 14,195 16,657 425

			34,988	44,888
Auxi Health, Inc.	Health Care Providers & Services — Home Healthcare	Senior Debt Subordinated Debt Common Stock Warrants, 17.5% of Co.(1) Preferred Stock, Convertible into 54.5% of Co.(1)	5,250 17,198 2,599 2,733	5,250 8,801 — —

			27,780	14,051
Biddeford Real Estate Holdings, Inc.	Real Estate — Commercial	Senior Debt Common Stock, 100.0% of Co.(1)	2,823 363	2,823 476

			3,186	3,299
Bridgeport International, Inc.(3)	Machinery — Machine Tools, Metal Cutting Types	Senior Debt Subordinated Debt Common Stock, 16.9% of Co.(1) Preferred Stock, Convertible into 83.1% of Co.(1)	11,714 5,667 2,000 5,000	11,714 5,719 — 2,688

			24,381	20,121
Capital.com, Inc.	Diversified Financial Services — Financial Portal	Preferred Stock, Convertible into 85.0% of Co.(1)	1,492	500
Chromas Technologies Corp.(3)	Machinery — Printing Presses	Senior Debt(1) Subordinated Debt(1) Common Stock, 34.1% of Co.(1) Common Stock Warrants, 25.0% of Co.(1) Redeemable Preferred Stock(1) Preferred Stock, Convertible into 39.0% of Co.(1)	1,078 17,080 1,500 1,071 6,222 6,680	1,078 2,919 — — — —

			33,631	3,997
Confluence Holdings Corp.	Leisure Equipment & Products — Canoes & Kayaks	Senior Debt Subordinated Debt Redeemable Preferred Stock(1) Preferred Stock, Convertible into 7.1% of Co.(1) Common Stock Warrants, 72.2% of Co.(1) Common Stock, less than 0.1% of Co.(1)	7,542 11,093 6,896 3,529 — 2,700	7,542 9,681 — — — 546

			31,760	17,769
DanChem Technologies, Inc.	Chemicals — Specialty Contract Chemical Manufacturing	Senior Debt Subordinated Debt Common Stock, 38.7% of Co.(1) Common Stock Warrants, 36.3% of Co.(1)	12,512 8,514 2,500 2,221	12,512 8,514 56 2,040

			25,747	23,122

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2003

(in thousands)

Company	Industry	Investment	Cost	Fair Value
Escort Inc.	Leisure Equipment & Products — Automotive Electronic Products	Senior Debt Subordinated Debt Redeemable Preferred Stock Common Stock Warrants, 64.1% of Co.(1)	5,723 17,394 4,794 8,783	5,723 17,394 4,794 10,724

			36,694	38,635
Euro-Caribe Packing Company, Inc.	Food Products — Meat Processing	Senior Debt Subordinated Debt Common Stock Warrants, 9.2% of Co.(1) Preferred Stock, Convertible into 75.0% of Co.(1)	7,866 7,653 1,110 4,302	7,915 7,666 116 1,312

			20,931	17,009
European Touch LTD. II	Commercial Services & Supplies — Salon Appliances	Senior Debt Subordinated Debt Common Stock, 36.2% of Co.(1) Redeemable Preferred Stock Common Stock Warrants, 53.8% of Co.(1)	4,766 12,119 1,500 477 3,683	4,766 12,119 4,913 477 7,309

			22,545	29,584
Flexi-Mat Holding, Inc.	Leisure Equipment & Products — Pet Beds	Senior Debt Subordinated Debt Common Stock, 92.0% of Co.(1) Redeemable Preferred Stock	8,230 10,765 9,706 8,644	8,230 10,765 9,706 8,644

			37,345	37,345
Fulton Bellows & Components, Inc.	Machinery — Bellows	Senior Debt(1) Subordinated Debt(1) Common Stock Warrants, 7.7% of Co.(1)	12,750 6,799 1,305	8,791 — —

			20,854	8,791
Global Dosimetry Solutions, Inc.	Commercial Services & Supplies — Radiation Dosimetry Services	Subordinated Debt Common Stock, 15.3% of Co.(1) Redeemable Preferred Stock Common Stock Warrants, 77.2% of Co.(1)	17,227 1,750 11,588 8,827	17,227 1,750 11,588 8,827

			39,392	39,392
Halex Holdings, Inc.	Construction Materials — Flooring Materials	Subordinated Debt Redeemable Preferred Stock Preferred Stock, Convertible into 70.4% of Co.(1)	20,782 12,704 1,406	20,782 12,704 6,004

			34,892	39,490
Iowa Mold Tooling Co., Inc.	Machinery — Specialty Equipment	Subordinated Debt Common Stock, 32.9% of Co.(1) Redeemable Preferred Stock(1) Common Stock Warrants, 41.0% of Co.(1)	15,426 4,760 18,864 5,918	15,540 — 15,968 783

			44,968	32,291
Jones Stephens Corp.	Building Products — Specialty Plumbing Components	Subordinated Debt Common Stock, 43.8% of Co.(1) Redeemable Preferred Stock(1) Preferred Stock, Convertible into 43.8% of Co.(1)	20,843 3,500 7,000 3,500	20,843 3,500 7,000 3,500

			34,843	34,843

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2003

(in thousands)

Company	Industry	Investment	Cost	Fair Value
Logex Corporation	Road & Rail — Industrial Gases	Subordinated Debt Common Stock Warrants, 85.4% of Co.(1) Redeemable Preferred Stock(1)	19,959 7,454 3,930	19,959 2,782 390

			31,343	23,131
MBT International, Inc.	Distributors — Musical Instrument Distributor	Subordinated Debt Common Stock, 7.2% of Co.(1) Common Stock Warrants, 81.5% of Co.(1) Redeemable Preferred Stock(1)	15,325 1,233 5,254 929	15,329 29 5,254 929

			22,741	21,541
Network for Medical Communication & Research, LLC	Commercial Services & Supplies — Specialized Medical Educational Programs	Subordinated Debt Common Membership Warrants, 32.8% of Co.(1)	13,892 2,038	13,892 36,377

			15,930	50,269
New Piper Aircraft, Inc.	Aerospace & Defense — Aircraft Manufacturing	Senior Debt Subordinated Debt Common Stock, 77.1% of Co.(1)	54,146 18 95	54,191 499 2,234

			54,259	56,924
NewStarcom Holdings, Inc.	Construction & Engineering — Electrical Contractor	Subordinated Debt Common Stock, 0.2% of Co.(1) Preferred Stock, Convertible into 66.4% of Co.(1)	33,273 — 11,500	40,372 — —

			44,773	40,372
nSpired Holdings, Inc.	Food Products — Natural and Organic Foods	Senior Debt Subordinated Debt Common Stock, 100.0% of Co.(1) Redeemable Preferred Stock	17,507 8,895 5,000 25,500	17,507 8,895 5,000 25,500

			56,902	56,902
Optima Bus Corporation	Machinery — Buses	Senior Debt Subordinated Debt Common Stock, 1.0% of Co.(1) Preferred Stock, Convertible into 91.4% of Co.(1) Common Stock Warrants, 2.1% of Co.(1)	3,126 10,120 1,896 18,748 4,041	3,126 7,927 — — —

			37,931	11,053
PaR Systems, Inc.	Machinery — Robotic Systems	Subordinated Debt Common Stock, 21.3% of Co.(1) Common Stock Warrants, 35.1% of Co.(1)	19,112 2,500 4,116	19,112 6,897 11,357

			25,728	37,366
Precitech, Inc.	Machinery — Ultra Precision Machining Systems	Senior Debt Subordinated Debt Redeemable Preferred Stock(1) Common Stock, 43.3% of Co. (1) Common Stock Warrants, 44.7% of Co.(1)	9,585 5,232 2,241 2,204 2,278	9,585 5,232 — — 154

			21,540	14,971

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2003

(in thousands)

Company	Industry	Investment	Cost	Fair Value
Roadrunner Freight Systems, Inc.	Road & Rail — Truck Freight Delivery	Subordinated Debt Common Stock, 57.6% of Co.(1) Common Stock Warrants, 12.1% of Co.(1)	16,960 13,550 2,840	16,960 16,487 3,226

			33,350	36,673
Specialty Brands of America, Inc.	Food Products — Specialty Foods	Senior Debt Subordinated Debt Redeemable Preferred Stock Common Stock, 23.5% of Co.(1) Common Stock Warrants, 67.7% of Co.(1)	24,598 15,553 11,184 3,392 9,746	24,598 15,553 11,184 3,392 9,746

			64,473	64,473
STACAS Holdings, Inc.	Road & Rail — Overnight Shorthaul Delivery	Subordinated Debt Redeemable Preferred Stock(1) Common Stock, 18.0% of Co.(1) Common Stock Warrants, 62.0% of Co.(1)	15,956 5,000 — 2,869	15,956 2,355 — 2,755

			23,825	21,066
Sunvest Industries, Inc.	Metals & Mining — Contract Manufacturing	Senior Debt(1) Subordinated Debt(1) Common Stock Warrants, 73.0% of Co.(1)	7,011 5,642 1,358	— — —

			14,011	—
Texstars, Inc.	Aerospace & Defense — Aviation and Transportation Accessories	Senior Debt Subordinated Debt Common Stock, 36.4% of Co.(1) Common Stock Warrants, 37.4% of Co.(1)	13,382 7,307 1,500 1,542	13,382 7,307 5,574 5,730

			23,731	31,993
Subtotal Control Investments			1,166,989	1,041,144

AFFILIATE INVESTMENTS

Bankruptcy Management Solutions, Inc.	Commercial Services & Supplies — Case Management Software, Financial and Other Services	Senior Debt Subordinated Debt Common Stock, 6.5% of Co.(1) Common Stock Warrants, 2.3% of Co.(1)	4,042 13,496 1,000 343	4,042 13,496 1,000 343

			18,881	18,881
CIVCO Holding, Inc.	Health Care Equipment & Supplies — Medical Products Supporting Ultrasound Imaging Equipment	Subordinated Debt Redeemable Preferred Stock Common Stock, 10.3% of Co.(1) Common Stock Warrants, 4.5% of Co.(1)	10,982 982 2,123 997	10,982 982 2,123 997

			15,084	15,084
FMI Holdco I, LLC	Road & Rail — Full-Service Logistics Provider	Senior Debt Subordinated Debt Common Stock, 11.8% of Co.(1) Redeemable Preferred Stock(1)	17,200 12,308 2,682 1,567	17,200 12,308 2,682 1,567

			33,757	33,757

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2003

(in thousands)

Company	Industry	Investment	Cost	Fair Value
Futurelogic Group, Inc.	Computers & Peripherals — Embedded Thermal Printer Solutions	Senior Debt Subordinated Debt Common Stock, 5.1% of Co.(1) Common Stock Warrants, 2.7% of Co.(1)	12,452 13,265 20 —	12,452 13,265 1,815 946

			25,737	28,478
Money Mailer, LLC	Advertising — Shared Mail Direct Marketer	Subordinated Debt Common Stock, 5.9% of Co.(1)	8,561 1,500	8,561 1,992

			10,061	10,553
NWCC Acquisition, LLC	Containers & Packaging — Water-based Adhesives and Coatings	Subordinated Debt Common Stock, 18.3% of Co.(1) Redeemable Preferred Stock(1)	9,575 291 2,764	9,575 24 2,335

			12,630	11,934
Trinity Hospice, Inc.	Health Care Providers & Services — Hospice Care	Senior Debt Common Stock, 8.2% of Co.(1) Redeemable Preferred Stock	15,265 9 2,391	15,265 1,574 2,391

			17,665	19,230
Subtotal Affiliate Investments			133,815	137,917

INTEREST RATE HEDGING AGREEMENTS
	Interest Rate Swap - Pay Fixed/Receive Floating	26 Contracts Notional Amounts Totaling $731,781	—	(26,533)
	Interest Rate Swap - Pay Floating/Receive Floating	10 Contracts Notional Amounts Totaling $204,415	—	43
	Interest Rate Swaption - Pay Floating/Receive Fixed	2 Contracts Notional Amounts Totaling $56,976	—	2,130
	Interest Rate Caps	5 Contracts Notional Amounts Totaling $32,117	—	884

Subtotal Interest Rate Hedging Agreements			—	(23,476)
Totals			$2,042,914	$1,911,743

(1)	Non-income producing
(2)	Public company
(3)	Foreign investment

See accompanying notes.

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited)

(in thousands)

	Preferred Stock	Common Stock		Capital in Excess of Par Value	Unearned Compensation	Notes Receivable From Sale of Common Stock	Distributions in Excess of Net Realized Earnings	Unrealized Appreciation (Depreciation) of Investments	Total Shareholders’ Equity

		Shares	Amount
Balance at December 31, 2002	$—	43,469	$435	$812,150	$—	$(9,021)	$(29,459)	$(86,446)	$687,659
Issuance of common stock	—	11,385	114	245,161	—	—	—	—	245,275
Issuance of common stock under the dividend reinvestment plan	—	6	—	136	—	—	—	—	136
Net increase in shareholders’ equity resulting from operations	—	—	—	—	—	—	34,668	(35,643)	(975)
Distributions	—	—	—	—	—	—	(32,271)	—	(32,271)

Balance at March 31, 2003	$—	54,860	$549	$1,057,447	$—	$(9,021)	$(27,062)	$(122,089)	$899,824

Balance at December 31, 2003	$—	65,949	$659	$1,360,181	$(21,286)	$(8,783)	$(23,685)	$(131,171)	$1,175,915
Issuance of common stock	—	2,174	22	68,012	—	—	—	—	68,034
Issuance of common stock under stock option plans	—	1,099	11	26,870	—	—	—	—	26,881
Issuance of common stock under the dividend reinvestment plan	—	11	—	367	—	—	—	—	367
Repayments of notes receivable from sale of common stock	—	—	—	—	—	372	—	—	372
Stock-based compensation	—	—	—	5,423	(4,055)	—	—	—	1,368
Net increase in shareholders’ equity resulting from operations	—	—	—	—	—	—	(15,040)	49,643	34,603
Distributions	—	—	—	—	—	—	(46,745)	—	(46,745)

Balance at March 31, 2004	$—	69,233	$692	$1,460,853	$(25,341)	$(8,411)	$(85,470)	$(81,528)	$1,260,795

See accompanying notes.

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Operating activities:
Net increase (decrease) in shareholders’ equity resulting from operations	$34,603	$(975)
Adjustments to reconcile net increase (decrease) in shareholders’ equity resulting from operations to net cash provided by operating activities:
Net unrealized (appreciation) depreciation of investments	(49,643)	35,643
Net realized loss (gain) on investments	56,589	(3,905)
Accretion of loan discounts	(3,051)	(3,755)
Increase in accrued payment-in-kind dividends and interest	(8,982)	(5,727)
Collection of loan origination fees	1,989	839
Amortization of deferred finance costs and debt discount	1,737	811
Stock-based compensation	1,368	—
Depreciation of property and equipment	323	260
Increase in interest receivable	(3,080)	(560)
Decrease (increase) in other assets	1,134	(1,020)
Decrease in other liabilities	(8,770)	(3,314)

Net cash provided by operating activities	24,217	18,297

Investing activities:
Purchases of investments	(242,739)	(178,881)
Principal repayments	73,664	95,691
Collection of payment-in-kind notes	1,059	450
Collection of accreted loan discounts	2,604	741
Proceeds from sale of investments	586	4,343
Capital expenditures	(471)	(540)
Repayments of employee notes receivable issued in exchange for common stock	372	—

Net cash used in investing activities	(164,925)	(78,196)

Financing activities:
Drawings on (repayments of) revolving credit facilities, net	126,349	(81,285)
Repayment of notes payable	(111,418)	(51,379)
Proceeds from repurchase agreements	42,495	—
Increase in deferred financing costs	(1,225)	(461)
Decrease (increase) in debt service escrows	40,584	(3,705)
Issuance of common stock	94,915	245,275
Distributions paid	(50,335)	(33,004)

Net cash provided by financing activities	141,365	75,441

Net increase in cash and cash equivalents	657	15,542
Cash and cash equivalents at beginning of period	8,020	13,080

Cash and cash equivalents at end of period	$8,677	$28,622

Non-cash financing activities:
Issuance of common stock in conjunction with dividend reinvestment plan	$367	$136

See accompanying notes.

AMERICAN CAPITAL STRATEGIES, LTD.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(unaudited)

(in thousands, except per share data)

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Per Share Data
Net asset value at beginning of the period(1)	$17.83	$15.82

Net operating income(2)	0.62	0.65
Net realized (loss) gain on investments(2)	(0.84)	0.08
Net unrealized appreciation (depreciation) of investments(2)	0.74	(0.75)

Net increase (decrease) in shareholders’ equity resulting from operations(2)	0.52	(0.02)
Issuance of common stock	0.53	1.19
Effect of antidilution	0.03	0.08
Distribution of net investment income	(0.70)	(0.67)

Net asset value at end of period(1)	$18.21	$16.40

Per share market value at end of period	$33.24	$22.40
Total return (3)	14.2%	6.9%
Shares outstanding at end of period	69,233	54,860
Ratio/Supplemental Data:
Net assets at end of period(1)	$1,260,795	$899,824
Average net assets(1)	$1,218,355	$793,742
Average long-term debt outstanding	$817,700	$507,029
Average long-term debt per common share(2)	$12.18	$10.70
Ratio of operating expenses, net of interest expense, to average net assets(1)	1.07%	1.04%
Ratio of interest expense to average net assets(1)	0.50%	0.51%

Ratio of operating expenses to average net assets(1)	1.57%	1.55%
Ratio of net operating income to average net assets(1)	3.41%	3.88%

(1)	The net assets used in the Consolidated Financial Highlights equals the total shareholders’ equity on the Consolidated Balance Sheets.
(2)	Weighted Average Basic per share data.
(3)	Total return equals the increase (decrease) of the ending market value over the beginning market value plus reinvested dividends, based on the stock price on date of reinvestment, divided by the beginning market value.

See accompanying notes.

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(in thousands, except per share data)

Note 1. Unaudited Interim Financial Statements

Interim financial statements of American Capital Strategies, Ltd. (the “Company”) are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Article 10 of Regulation S-X. Accordingly, certain disclosures accompanying annual financial statements prepared in accordance with GAAP are omitted. In the opinion of management, all adjustments, consisting solely of normal recurring accruals, necessary for the fair presentation of financial statements for the interim periods have been included. The current period’s results of operations are not necessarily indicative of results that ultimately may be achieved for the year. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes thereto included in the Company’s Form 10-K, as filed with the Securities and Exchange Commission.

Note 2. Organization

American Capital Strategies, Ltd., a Delaware corporation (the “Company”), was incorporated in 1986. On August 29, 1997, the Company completed an initial public offering (“IPO”) and became a non-diversified closed end investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (“1940 Act”). On October 1, 1997, the Company began operations so as to qualify to be taxed as a regulated investment company (“RIC”) as defined in Subtitle A, Chapter 1, under Subchapter M of the Internal Revenue Code of 1986 as amended (the “Code”). The Company’s investment objectives are to achieve current income from the collection of interest and dividends, as well as long-term growth in its shareholders’ equity through appreciation in value of the Company’s equity interests.

The Company is the parent and sole shareholder of American Capital Financial Services, Inc. (“ACFS”) and through ACFS continues to provide financial advisory services to businesses, principally the Company’s portfolio companies. The Company is headquartered in Bethesda, Maryland, and has offices in New York, San Francisco, Los Angeles, Philadelphia, Chicago, and Dallas. Substantially all of the Company’s investments and business activities result from portfolio companies operating primarily in the United States.

Note 3. Investments

Investments are carried at fair value, as determined in good faith by the Board of Directors. Securities that are publicly traded are valued at the closing price on the valuation date. For debt and equity securities of companies that are not publicly traded, or for which the Company has various degrees of trading restrictions, the Company prepares an analysis consisting of traditional valuation methodologies to estimate the enterprise value of the portfolio company issuing the securities. The methodologies consist of valuation estimates based on: valuations of comparable public companies, recent sales of comparable companies, discounting the forecasted cash flows of the portfolio company, the liquidation or collateral value of the portfolio company’s assets, third party valuations of the portfolio company and the value of recent investments in the equity securities of the portfolio company. The Company weights some or all of the above valuation methods in order to conclude its estimate of value. In valuing convertible debt, equity or other securities, the Company values its equity investment based on its pro rata share of the residual equity value available after deducting all outstanding debt from the estimated enterprise value. The Company values non-convertible debt securities at cost plus amortized original issue discount (“OID”) to the extent

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

(in thousands, except per share data)

that the estimated enterprise value of the portfolio company exceeds the outstanding debt of the portfolio company. If the estimated enterprise value is less than the outstanding debt of the company, the Company will reduce the value of the Company’s debt investment beginning with the junior most debt such that the enterprise value less the value of the outstanding debt is zero. If there is sufficient enterprise value to cover the face amount of a debt security that has been discounted due to the detachable equity warrants received with that security, that detachable equity warrant will be valued such that the sum of the discounted debt security and the detachable equity warrant equal the face value of the debt security.

Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material. Additionally, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned.

As required by the 1940 Act, the Company classifies its investments by level of control. As defined in the 1940 Act, “Control Investments” are investments in those companies that the Company is deemed to “Control”. “Affiliate Investments” are investments in those companies that are “Affiliated Companies” of the Company, as defined in the 1940 Act, other than Control Investments. “Non-Control/Non-Affiliate Investments” are those that are neither Control Investments nor Affiliate Investments. Generally, under the 1940 Act, the Company is deemed to control a company in which it has invested if it owns 25% or more of the voting securities of such company or has greater than 50% representation on its board. The Company is deemed to be an Affiliated Company of a company in which it has invested if it owns 5% or more and less than 25% of the voting securities of such company.

Investments consist of securities issued by publicly- and privately-held companies, which have been valued at $2,115,316, or $2,079,603 net of interest rate hedging agreements, as of March 31, 2004. These securities consist of senior debt, subordinated debt with equity warrants, preferred stock and common stock. The debt securities have a weighted average effective interest rate of 13.5% as of March 31, 2004 and are payable in installments with final maturities generally from 5 to 10 years and are generally collateralized by assets of the borrower. The Company makes investments in securities that do not produce current income. These investments typically consist of equity warrants, common stock and preferred stock and are identified in the accompanying consolidated schedule of investments. At March 31, 2004, loans with seven portfolio companies with a total principal balance of $66,578 were on non-accrual status. At March 31, 2004, loans, excluding loans on non-accrual status, with three portfolio companies with a principal balance of $35,301 were greater than three months past due.

The ownership percentages for equity instruments included on the accompanying consolidated schedule of investments reflect the diluted ownership percentages. In cases where the Company is either entitled to receive conditional common stock warrants or required to return common stock warrants if certain performance thresholds are met, the ownership percentages for equity instruments included on the accompanying consolidated schedule of investments reflect the ownership percentages based upon the thresholds met, if any, at the balance sheet date.

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. OID is accreted into interest income using the effective interest method. OID initially represents the value of detachable equity warrants obtained in conjunction with the acquisition of debt securities. The portion of the loan origination fees paid that represents additional yield or discount on a loan are deferred

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

(in thousands, except per share data)

and accreted into interest income over the life of the loan using the effective interest method. Dividend income is recognized on the ex-dividend date. The Company stops accruing interest or dividends on its investments when it is determined that the interest or dividend is not collectible. The Company assesses the collectibility of the interest and dividends based on many factors including the portfolio company’s ability to service the Company’s loan based on current and projected cash flows as well as the current valuation of the enterprise. For investments with payment-in-kind (“PIK”) interest and dividends, the Company bases income and dividend accruals on the valuation of the PIK notes or securities received from the borrower. If the portfolio company valuation indicates a value of the PIK notes or securities that is not sufficient to cover the contractual interest or dividend, the Company will not accrue interest or dividend income on the notes or securities.

Summaries of the composition of the Company’s portfolio investment portfolio as of March 31, 2004 and December 31, 2003 at cost and fair value are shown in the following table:

	March 31, 2004	December 31, 2003
COST
Senior debt	20.7%	20.9%
Subordinated debt	51.6%	52.7%
Subordinated debt with non-detachable warrants	2.1%	2.1%
Preferred stock	13.2%	12.2%
Common stock warrants	6.6%	6.5%
Common stock	5.8%	5.6%

	March 31, 2004	December 31, 2003
FAIR VALUE
Senior debt	21.0%	21.5%
Subordinated debt	50.5%	53.0%
Subordinated debt with non-detachable warrants	2.0%	2.1%
Preferred stock	8.7%	7.2%
Common stock warrants	11.1%	9.9%
Common stock	6.7%	6.3%

The Company uses the Global Industry Classification Standards for classifying the industry groupings of its portfolio companies. The following table shows the portfolio composition by industry grouping at cost and at fair value:

	March 31, 2004	December 31, 2003
COST
Commercial Services & Supplies	11.3%	10.0%
Leisure Equipment & Products	11.1%	11.4%
Food Products	9.7%	10.2%
Machinery	8.6%	10.9%
Building Products	8.4%	8.8%
Chemicals	6.2%	3.3%
Road & Rail	5.8%	6.0%
Healthcare Equipment & Supplies	4.5%	3.4%
Aerospace & Defense	4.2%	4.3%

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

(in thousands, except per share data)

	March 31, 2004	December 31, 2003
Construction & Engineering	3.8%	3.2%
Diversified Financial Services	3.0%	3.5%
Electronic Equipment & Instruments	2.7%	2.8%
Distributors	2.5%	1.6%
Auto Components	2.3%	2.9%
Household Products	2.2%	2.0%
Healthcare Providers & Services	2.2%	2.2%
Household Durables	1.9%	2.0%
Construction Materials	1.6%	1.7%
Diversified Telecommunication Services	1.2%	0.0%
Computers & Peripherals	1.2%	1.3%
Containers & Packaging	1.1%	1.2%
Textiles, Apparel & Luxury Goods	0.9%	0.9%
Personal Products	0.8%	0.8%
Specialty Retail	0.6%	0.6%
Media	0.6%	0.1%
Electrical Equipment	0.5%	0.6%
IT Services	0.4%	2.4%
Metals & Mining	0.1%	0.8%
Other	0.6%	1.1%

	March 31, 2004	December 31, 2003
FAIR VALUE
Commercial Services & Supplies	14.2%	12.7%
Leisure Equipment & Products	11.3%	11.3%
Food Products	9.7%	10.8%
Machinery	6.3%	7.2%
Building Products	6.1%	6.8%
Chemicals	5.5%	2.8%
Road & Rail	5.1%	5.9%
Aerospace & Defense	4.9%	5.2%
Healthcare Equipment & Supplies	4.6%	3.6%
Construction & Engineering	3.5%	3.1%
Auto Components	3.2%	3.8%
Diversified Financial Services	3.0%	3.7%
Electronic Equipment & Instruments	3.0%	3.1%
Distributors	2.5%	1.6%
Household Products	2.3%	2.1%
Household Durables	1.9%	2.1%
Construction Materials	1.9%	2.0%
Healthcare Providers & Services	1.8%	1.7%
Computers & Peripherals	1.3%	1.5%
Diversified Telecommunication Services	1.3%	0.0%
IT Services	1.2%	3.0%
Containers & Packaging	1.1%	1.2%
Textiles, Apparel & Luxury Goods	0.9%	1.1%
Specialty Retail	0.8%	0.9%

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

(in thousands, except per share data)

	March 31, 2004	December 31, 2003
Personal Products	0.8%	0.9%
Media	0.6%	0.1%
Electrical Equipment	0.5%	0.6%
Beverages	0.5%	0.5%
Advertising	0.0%	0.6%
Other	0.2%	0.1%

The following table shows the portfolio composition by geographic location at cost and at fair value. The geographic composition is determined by the location of the corporate headquarters of the portfolio company.

	March 31, 2004	December 31, 2003
COST
Mid-Atlantic	20.0%	18.1%
Southwest	21.2%	23.0%
Southeast	17.4%	17.4%
North-Central	18.3%	16.5%
South-Central	11.2%	10.7%
Northeast	9.6%	10.1%
Foreign	2.3%	4.2%

	March 31, 2004	December 31, 2003
FAIR VALUE
Mid-Atlantic	21.2%	19.0%
Southwest	22.4%	24.0%
Southeast	18.4%	18.9%
North-Central	17.8%	15.9%
South-Central	9.6%	9.7%
Northeast	9.0%	10.1%
Foreign	1.6%	2.4%

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

(in thousands, except per share data)

Note 4. Borrowings

The Company’s debt obligations consisted of the following as of March 31, 2004 and December 31, 2003:

DEBT	March 31, 2004	December 31, 2003
Revolving debt-funding facility due June 13, 2006	$204,249	$116,000
Revolving debt-funding facility due March 25, 2007	38,100	—
Repurchase agreements	42,495	—
ACAS Business Loan Trust 2000-1 asset securitization	20,099	39,348
ACAS Business Loan Trust 2002-1 asset securitization	28,623	42,861
ACAS Business Loan Trust 2002-2 asset securitization	91,173	103,164
ACAS Business Loan Trust 2003-1 asset securitization	176,947	221,298
ACAS Business Loan Trust 2003-2 asset securitization	295,971	317,540

Total	$897,657	$840,211

The weighted average debt balance for the three months ended March 31, 2004 and March 31, 2003 was $817,700 and $507,029, respectively. The weighted average interest rate on all of the Company’s borrowings, including amortization of deferred financing costs, for the three months ended March 31, 2004 and 2003 was 2.96%, and 3.16%, respectively. The Company believes that it is currently in compliance with all of its debt covenants.

On March 25, 2004, the Company entered into a new $70,000 secured revolving credit facility with a syndication of lenders. The revolving debt funding period expires on March 25, 2005 unless renewed for an additional one-year period at the discretion of the lenders with any remaining outstanding principal amount due on the termination date of the earlier of March 25, 2007 or the date on which the Company’s other revolving debt funding facility is terminated. During the revolving period, interest on borrowings under this facility is charged at either (i) a one-month LIBOR plus 200 basis points or (ii) the greater of the prime rate plus 25 basis points or a federal funds rate plus 125 basis points. During the amortization period, interest on borrowings under this facility is charged at either (i) a one-month LIBOR plus 400 basis points or (ii) the greater of the prime rate plus 125 basis points or a federal funds rate plus 225 basis points. The Company is also charged an unused commitment fee of 0.25%. As of March 31, 2004, the facility is collateralized by loans from the Company’s portfolio companies with a principal balance of $126,975. The facility contains covenants that, among other things, require the Company to maintain a minimum net worth and certain financial ratios.

During the first quarter 2004, the Company sold all or a portion of certain senior loans under repurchase agreements. The repurchase agreements are short-term financing, in which the Company sells the senior loans for a sale price generally ranging from 70% to 80% of the face amount of the senior loans and the Company has an obligation to repurchase the senior loans at the original sale price on a future date.

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

(in thousands, except per share data)

As of March 31, 2004, the Company had $42,495 outstanding under the repurchase agreements. The Company is required to make payments to the purchaser equal to one-month LIBOR plus 250 basis points of the sales price. The purchaser is entitled to receive all interest and principal on the senior loans and required to remit all interest and principal payments to the Company. The purchaser cannot repledge or sell the loans. The Company has treated the repurchase agreements as secured financing arrangements with the sale price of the senior loans included as a debt obligation on the accompanying consolidated balance sheets.

Note 5. Stock Options

In the second quarter of 2003, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation” to account for stock-based compensation plans for all stock options granted in 2003 and forward as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — An Amendment to FASB Statement No. 123.” In applying SFAS 123 to all stock options granted in 2003 and forward, the estimated fair value of the stock options are expensed over the vesting period of the options and are included on the accompanying Consolidated Statements of Operations as “Stock-based compensation.” The stock-based compensation for stock options granted in the first quarter of 2003 was not significant for the first quarter of 2003. In accordance with SFAS 123, the Company elected to continue to apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” to all stock options granted prior to January 1, 2003 and provide pro forma disclosure of our consolidated net operating income and net increase (decrease) in shareholders’ equity resulting from operations calculated as if compensation costs were computed in accordance with SFAS 123.

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

(in thousands, except per share data)

The following table summarizes the pro forma effect of stock options granted prior to January 1, 2003 on consolidated net operating income and the increase (decrease) in shareholders’ equity resulting from operations:

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Net operating income
As reported	$41,549	$30,763
Stock-based employee compensation	(1,148)	(1,577)

Pro forma	$40,401	$29,186

Net operating income per common share
Basic as reported	$0.62	$0.65

Basic pro forma	$0.60	$0.62

Diluted as reported	$0.61	$0.65

Diluted pro forma	$0.59	$0.61

Net increase (decrease) in shareholders’ equity resulting from operations
As reported	$34,603	$(975)
Stock-based employee compensation	(1,148)	(1,577)

Pro forma	$33,455	$(2,552)

Net increase (decrease) in shareholders’ equity resulting from operations per common share
Basic as reported	$0.52	$(0.02)

Basic pro forma	$0.50	$(0.05)

Diluted as reported	$0.51	$(0.02)

Diluted pro forma	$0.49	$(0.05)

The effects of applying SFAS 123 for pro forma disclosures are not likely to be representative of the effects on reported consolidated net operating income and net increase (decrease) in shareholders’ equity resulting from operations for future periods.

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

(in thousands, except per share data)

Note 6. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the three months ended March 31, 2004 and 2003:

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Numerator for basic and diluted net operating income per share	$41,549	$30,763

Numerator for basic and diluted earnings (loss) per share	$34,603	$(975)

Denominator for basic weighted average shares	67,126	47,393
Employee stock options	1,141	74
Contingently issuable shares*	2	111

Denominator for diluted weighted average shares	68,269	47,578

Basic net operating income per common share	$0.62	$0.65
Diluted net operating income per common share	$0.61	$0.65
Basic earnings (loss) per common share**	$0.52	$(0.02)
Diluted earnings (loss) per common share**	$0.51	$(0.02)

*	Contingently issuable shares are unvested shares outstanding that secure employee stock option loans.
**	Per Statement of Financial Accounting Standard No. 128, the computation of diluted loss per common share excludes the impact of all contingently issuable shares and stock options that are antidilutive due to the Company reporting a loss.

Note 7. Segment Data

The Company’s reportable segments are its investing operations as a business development company (“ACAS”) and the financial advisory operations of its wholly owned subsidiary, ACFS.

The following table presents segment data for the three months ended March 31, 2004:

	ACAS	ACFS	Consolidated
Interest and dividend income	$49,611	$—	$49,611
Fee income	877	10,097	10,974

Total operating income	50,488	10,097	60,585
Interest	6,045	—	6,045
Salaries and benefits	1,268	4,475	5,743
General and administrative	3,405	2,475	5,880
Stock based compensation	278	1,090	1,368

Total operating expenses	10,996	8,040	19,036

Net operating income	39,492	2,057	41,549
Net realized loss on investments	(56,589)	—	(56,589)
Net unrealized appreciation of investments	49,643	—	49,643

Net increase in shareholders’ equity resulting from operations	$32,546	$2,057	$34,603

AMERICAN CAPITAL STRATEGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

(in thousands, except per share data)

The following table presents segment data for the three months ended March 31, 2003:

	ACAS	ACFS	Consolidated
Interest and dividend income	$34,705	$—	$34,705
Fee income	1,607	6,752	8,359

Total operating income	36,312	6,752	43,064
Interest	4,011	—	4,011
Salaries and benefits	636	4,038	4,674
General and administrative	1,279	2,337	3,616

Total operating expenses	5,926	6,375	12,301

Net operating income	30,386	377	30,763
Net realized gain on investments	3,905	—	3,905
Net unrealized depreciation of investments	(35,643)	—	(35,643)

Net increase (decrease) in shareholders’ equity resulting from operations	$(1,352)	$377	$(975)

Note 8. Commitments

At March 31, 2004, the Company had commitments under loan agreements to fund up to $71,476 to 18 portfolio companies. These commitments are composed of working capital credit facilities and acquisition credit facilities. The commitments are subject to the borrowers meeting certain criteria. The terms of the borrowings subject to commitment are comparable to the terms of other debt securities in the Company’s portfolio.

As of March 31, 2004, the Company had guarantees of $15,820 for three portfolio companies. The Company entered into performance guarantees with two portfolio companies to ensure the portfolio company’s performance under contracts as required by the portfolio company’s customers. The company would be required to perform under the guarantee if the related portfolio company were unable to meet specific requirements under the related contracts. The performance guarantees will expire upon the performance of the portfolio company. The Company also has a standby letter of credit issued to guarantee the performance of one portfolio company that expires on June 30, 2004. Fundings under the guarantees by the Company would generally constitute a subordinated debt liability of the portfolio company.

Note 9. Shareholders’ Equity

In February 2004, the Company completed a public offering of its common stock and received proceeds, net of the underwriters’ discount, of $59,403 in exchange for 1,890 common shares. Subsequently in March 2004, the Company sold 284 shares of its common stock pursuant to the underwriters’ over-allotment previously granted and received proceeds, net of the underwriters’ discount, of $8,910.

Note 10. Subsequent Events

On April 22, 2004, the Company entered into an amendment to its existing amended and restated loan funding facility and servicing agreement with an original termination date of June 13, 2006. As a result of the amendment, the aggregate commitment increased from $225,000 to $350,000, and the Company’s ability to make draws on the revolving debt funding facility expires on April 21, 2005 and is subject to annual renewals thereafter with the consent of the lenders. If the facility is not renewed on April 21, 2005, any principal amounts then outstanding will be amortized over a 24-month period through a termination date of April 20, 2007.

On April 29, 2004, the Company’s shareholders approved an amendment to the Company’s Second Amended and Restated Certificate of Incorporation increasing the authorized shares of common stock from 70,000 to 200,000 shares.

Part C—Other Information

Item 24. Financial Statements and Exhibits

1. Consolidated Financial Statements:

Included in Parts A and B of the registration statement:

AMERICAN CAPITAL STRATEGIES, LTD.

2. Exhibits:

* 2.a. American Capital Strategies, Ltd. Second Amended and Restated Certificate of Incorporation, incorporated herein by reference to Exhibit 2.a of the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on August 12, 1997 (File No. 333-29943), as amended by a certain Certificate of Amendment, incorporated herein by reference to Exhibit 3.1 of Form 10-K for the year ended December 31, 1999, filed March 29, 2000, as further amended by a Certificate of Amendment No. 2 in the form filed as Appendix I to the Definitive Proxy Statement for the 2000 Annual Meeting filed on April 5, 2000 and as further amended by a Certificate of Amendment No. 3 dated as of May 4, 2004, incorporated herein by reference to Exhibit 2.a of the Pre-Effective Amendment to the Registration Statement on Form N-2 filed on May 6, 2004 (File No. 333-113859).

* 2.b. American Capital Strategies, Ltd. Second Amended and Restated Bylaws, incorporated herein by reference to Exhibit 2.b of the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on August 12, 1997 (File No. 333-29943).

* 2.d.1. Instruments defining the rights of holders of securities: See Article IV of our Second Amended and Restated Certificate of Incorporation, incorporated herein by reference to Exhibit 2.a of the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on August 12, 1997 (File No. 333-29943).

* 2.d.2. Instruments defining the rights of holders of securities: See Section I of our Second Amended and Restated Bylaws, incorporated herein by reference to Exhibit 2.b of the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on August 12, 1997 (File No. 333-29943).

* 2.e. Dividend Reinvestment Plan, incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 filed on March 24, 1999 (File No. 333-68991).

* 2.h. Form of Underwriting Agreement, incorporated herein by reference to Exhibit 1 of the Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-79377) filed on August 6, 1999.

* 2.i.1. Form of American Capital Strategies, Ltd. Employee Investment and Stock Ownership Plan, incorporated herein by reference to Exhibit 4 to the Registration Statement on Form S-8 (File No. 333-34352), filed on April 7, 2000.

* 2.i.2. Form of American Capital Strategies, Ltd. 1997 Stock Option Plan, incorporated herein by reference to Exhibit 2.i.2 of the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-29943), filed on August 12, 1997, as further amended by Amendment No. 1 incorporated herein by reference to Attachment II to the Definitive Proxy Statement for the 1998 Annual Meeting filed on April 15, 1998 (File No. 814-00149).

* 2.i.3. Form of American Capital Strategies, Ltd. 1997 Disinterested Director Stock Option Plan, incorporated herein by reference to Attachment I to the Definitive Proxy Statement for 1998 Annual Meeting filed April 15, 1998 (File No. 814-00149).

* 2.i.4. Form of American Capital Strategies, Ltd., 2000 Employee Stock Option Plan, incorporated herein by reference to Appendix II to the Definitive Proxy Statement for the 2000 Annual Meeting filed on April 5, 2000, as amended by Amendment No. 1 incorporated herein by reference to Exhibit II to the Definitive Proxy Statement for the 2001 Annual Meeting filed on April 3, 2001 (File No. 814-00149).

* 2.i.5. Form of American Capital Strategies, Ltd., 2000 Disinterested Director Stock Option Plan, incorporated by reference to Appendix III to the Definitive Proxy Statement for the 2000 Annual Meeting filed on April 5, 2000 (File No. 814-00149).

* 2.i.6. Form of American Capital Strategies, Ltd. 2002 Employee Stock Option Plan, incorporated herein by reference to Exhibit I to the Definitive Proxy Statement for the 2002 Annual Meeting filed on April 12, 2002 (File No. 814-00149).

* 2.i.7. Form of American Capital Strategies, Ltd. 2003 Employee Stock Option Plan, incorporated by reference to Exhibit I to the Definitive Proxy Statement for the 2003 Annual Meeting filed on April 10, 2003 (File No. 814-00149).

*2.i.8 Form of American Capital Strategies, Ltd. 2004 Employee Stock Option Plan, incorporated by reference herein to exhibit to the Definitive Proxy Statement for the 2004 Annual Meeting filed March 26, 2004 (File No. 814-00149).

* 2.i.9. Stock Option Exercise Agreement between American Capital Strategies, Ltd. and Malon Wilkus, dated March 7, 2001, incorporated herein by reference to Exhibit 2.i.23 of the Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-36818), filed May 29, 2001.

* 2.i.10. Stock Option Exercise Agreement between American Capital Strategies, Ltd. and Malon Wilkus dated March 2, 2001, incorporated herein by reference to Exhibit 2.i.24 of the Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-36818), filed May 29, 2001.

* 2.i.11. Purchase Note by Malon Wilkus in favor of American Capital Strategies, Ltd., dated March 7, 2001, incorporated herein by reference to Exhibit 2.i.27 of the Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-36818), filed May 29, 2001.

* 2.i.12. Purchase Note by Malon Wilkus in favor of American Capital Strategies, Ltd., dated March 2, 2001, incorporated herein by reference to Exhibit 2.i.28 of the Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-36818), filed May 29, 2001.

* 2.i.13. Split Dollar Agreement between American Capital Strategies, Ltd. and Roland Cline, dated as of September 7, 1999, incorporated herein by reference to Exhibit 2.i.12.a of Registration Statement on Form N-2 (File No. 333-113859) filed March 23, 2004, as amended by an Amendment to Split Dollar Agreement between American Capital Strategies, Ltd. and Roland Cline, dated as of October 31, 2003, incorporated herein by reference to Exhibit 2.i.12.b of Registration Statement on Form N-2. (File No. 333-113859) filed March 23, 2004.

* 2.j.1. Custodian Agreement between American Capital Strategies, Ltd. and Riggs Bank, N.A., dated as of August 27, 1997, incorporated herein by reference to Exhibit 2.j.2 of the Pre-Effective Amendment No. 2 to the Registration Statement on Form
N-2 (File No. 333-29943) filed September 2, 1997.

* 2.j.2. Custodian Agreement between American Capital Strategies, Ltd. and Wells Fargo Bank, National Association, dated as of March 21, 2003, incorporated herein by reference to Exhibit 2.j.2 of Post-Effective Amendment No. 3 to Registration Statement on Form N-2 (File No. 333-89340), filed June 13, 2003.

* 2.k.1. Amended and Restated Purchase and Sale Agreement between ACS Funding Trust I and American Capital Strategies, Ltd., dated as of June 13, 2003, incorporated herein by reference to Exhibit 10.2 of Form 10-Q for the quarter ended June 30, 2003 (File No. 814-00149), filed August 14, 2003, as amended by a certain Amendment No. 1 dated as of April 22, 2004, incorporated herein by reference to Exhibit 10.4 of Form 10-Q for the quarter ended March 31, 2004 (File No. 814-00149) filed May 10, 2004.

* 2.k.2. Amended and Restated Loan Funding and Servicing Agreement among ACS Funding Trust I, American Capital Strategies, Ltd., Variable Funding Capital Corporation, Wachovia Capital Markets LLC, Wachovia Bank, National Association, Wells Fargo Bank, National Association, and certain investors named therein, together with all exhibits thereto, dated as of June 13, 2003, incorporated herein by reference to Exhibit 10.1 of Form 10-Q for the quarter ended June 30, 2003 (File No. 814-00149), filed August 14, 2003, as amended by a certain Amendment No. 1 dated as of October 7, 2003, incorporated herein by reference to Exhibit 10.1 of Form 10-Q for the quarter ended September 30, 2003 (File No. 814-00149), filed November 14, 2003, as further amended by an Amendment No. 2 dated as of January 2, 2004, incorporated herein by reference to Exhibit 10.1 of Form 10-K for the year ended December 31, 2003 (File No. 814-00149), filed March 9, 2004, as further amended by an Amendment No. 3 dated as of April 22, 2004, incorporated herein by reference to Exhibit 10.2 of Form 10-Q for the quarter ended March 31, 2004 (File No. 814-00149), filed May 10, 2004, and as further amended by Amendment No. 4 dated as of June 29, 2004, filed herewith.

2.k.3. Amended, Restated and Substituted VFCC Note in the principal amount of $425,000,000 on any date prior to and including August 13, 2004 and $350,000,000 on any date after August 13, 2004, made by ACS Funding Trust I to Wachovia Capital Markets, LLC, as Deal Agent, dated as of June 29, 2004, filed herewith.

* 2.k.4. Swingline Note in the principal amount of $30,000,000, made by ACS Funding Trust I in favor of Wachovia Bank National Association, dated as of June 13, 2000, filed as Exhibit 10.5 of Form 10-K for the year ended December 31, 2003 (File No. 814-00149), filed March 9, 2004.

* 2.k.5. Second Amended and Restated Pledge and Security Agreement among American Capital Strategies, Ltd., ACS Funding Trust I, Branch Banking and Trust Company and Wells Fargo Bank, National Association, dated as of March 25, 2004, incorporated herein by reference to Exhibit 10.7 on Form 10-Q for the quarter ended March 31, 2004 (File No. 814-00149), filed May 10, 2004.

* 2.k.6. Escrow Agreement between American Capital Strategies, Ltd. and Wells Fargo Bank N.A., dated as of March 31, 1999, incorporated herein by reference to Exhibit 10.7 of Form 10-Q for the quarter ended March 31, 1999 (File No. 814-00149), filed May 17, 1999.

* 2.k.7. Certificate of Trust of ACS Funding Trust I, dated as of March 26, 1999, incorporated herein by reference to Exhibit 10.9 of Form 10-Q for the quarter ended March 31, 1999 (File No. 814-00149), filed May 17, 1999.

* 2.k.8. Trust Agreement among American Capital Strategies, Ltd., as grantor and owner, Malon Wilkus, as beneficiary trustee, and Evelyne Steward and William Holloran, as independent trustees, dated as of March 26, 1999, incorporated herein by reference to Exhibit 10.10 of Form 10-Q for the quarter ended March 31, 1999 (File No. 814-00149), filed May 17, 1999.

* 2.k.9. ACAS Transfer Agreement between American Capital Strategies, Ltd., and ACAS Business Loan LLC, 2000-1, dated as of December 20, 2000, incorporated herein by reference to Exhibit 10.4 of Form 10-K for the year end December 31, 2000 (File No. 814-00149), filed April 12, 2001.

* 2.k.10. Transfer and Servicing Agreement, among ACAS Business Loan Trust 2000-1, ACAS Business Loan LLC, 2000-1, Wells Fargo Bank, National Association and American Capital Strategies, Ltd. dated as of December 20, 2000, incorporated herein by reference to Exhibit 10.5 of Form 10-K for the year ended December 31, 2000 (File No. 814-00149), filed April 2, 2001.

* 2.k.11. Indenture between Wells Fargo Bank, National Association, as Indenture Trustee and ACAS Business Loan Trust 2000-1, dated as of December 20, 2000, incorporated herein by reference to Exhibit 10.6 of Form 10-K for the year ended December 31, 2000 (File No. 814-00149), filed April 2, 2001.

* 2.k.12. Limited Liability Company Operating Agreement of ACAS Business Loan LLC, 2000-1, dated as of November 3, 2000, by and among American Capital Strategies, Ltd., William Holloran and Evelyne S. Steward, incorporated herein by reference to Exhibit 10.7 of Form 10-K for the year ended December 31, 2000 (File No. 814-00149), filed April 2, 2001.

* 2.k.13. ACAS Transfer Agreement between American Capital Strategies, Ltd. and ACAS Business Loan LLC, 2002-1, dated as of March 15, 2002, incorporated herein by reference to Exhibit 10.2 of Form 10-Q for the quarter ended March 31, 2002 (File No. 814-00149), filed May 15, 2002.

* 2.k.14. Transfer And Servicing Agreement, among ACAS Business Loan Trust 2002-1, ACAS Business Loan LLC, 2002-1 American Capital Strategies, Ltd. and Wells Fargo Bank, National Association, dated as of March 15, 2002, incorporated herein by reference to Exhibit 10.3 of Form 10-Q for the quarter ended March 31, 2002 (File No. 814-00149), filed May 15, 2002.

* 2.k.15. Indenture between Wells Fargo Bank, National Association, as Indenture Trustee and ACAS Business Loan Trust 2002-1, as the Issuer dated as of March 15, 2002, incorporated herein by reference to Exhibit 10.4 of Form 10-Q for the quarter ended March 31, 2002 (File No. 814-00149), filed May 15, 2002.

* 2.k.16. Limited Liability Company Operating Agreement of ACAS Business Loan LLC, 2002-1 by and among American Capital Strategies, Ltd., William Holloran and Evelyne S. Steward, dated as of March 11, 2002, incorporated herein by reference to Exhibit 10.5 of Form 10-Q for the quarter ended March 31, 2002 (File No. 814-00149), filed May 15, 2002.

* 2.k.17. ACAS Transfer Agreement, between American Capital Strategies, Ltd. and ACAS Business Loan LLC, 2002-2, dated as of August 8, 2002, incorporated herein by reference to Exhibit 10.1 of Form 10-Q for the quarter ended September 30, 2002 (File No. 814-00149), filed November 14, 2002.

* 2.k.18. Transfer and Servicing Agreement, among ACAS Business Loan Trust 2002-2, ACAS Business Loan LLC, 2002-2, ACAS Business Loan, LLC, 2002-2, American Capital Strategies, Ltd., and Wells Fargo Bank, National Association, dated as of August 8, 2002, incorporated herein by reference to Exhibit 10.2 of Form 10-Q for the quarter ended September 30, 2002 (File No. 814-00149), filed November 14, 2002.

* 2.k.19. Indenture, between ACAS Business Loan Trust 2002-2 and Wells Fargo Bank, National Association, dated as of August 8, 2002, incorporated herein by reference to Exhibit 10.3 of Form 10-Q for the quarter ended September 30, 2002 (File No. 814-00149), filed November 14, 2002.

* 2.k.20. Purchase Agreement, dated as of August 5, 2002, by and among ACAS Business Loan Trust 2002-2, ACAS Business Loan LLC, 2002-2, Wachovia Capital Markets, LLC, and American Capital Strategies, Ltd., incorporated herein by reference to Exhibit 10.4 of Form 10-Q for the quarter ended September 30, 2002 (File No. 814-00149), filed November 14, 2002.

*2.k.21. ACAS Transfer Agreement, between American Capital Strategies, Ltd. and ACAS Business Loan LLC, 2003-1, dated as of May 21, 2003, incorporated by reference to Exhibit 2.k.27 of the Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed on June 13, 2003 (File No. 333-89340).

*2.k.22. Transfer and Servicing Agreement, among ACAS Business Loan Trust 2003-1, ACAS Business Loan LLC, 2003-1, American Capital Strategies, Ltd., and Wells Fargo Bank, National Association, dated as of May 21, 2003, incorporated by reference to Exhibit 2.k.28 of the Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed on June 13, 2003 (File No. 333-89340).

*2.k.23. Indenture, between ACAS Business Loan Trust 2003-1 and Wells Fargo Bank, National Association, dated as of May 21, 2003, incorporated by reference to Exhibit 2.k.29 of the Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed on June 13, 2003 (File No. 333-89340).

*2.k.24. Purchase Agreement dated as of May 16, 2003 by and among ACAS Business Loan Trust 2003-1, ACAS Business Loan LLC, 2003-1, Wachovia Capital Markets, LLC, and American Capital Strategies, Ltd., incorporated by reference to Exhibit 2.k.30 of the Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed on June 13, 2003 (File No. 333-89340).

*2.k.25. Limited Liability Company Operating Agreement of ACAS Business Loan LLC, 2003-1, by and among American Capital Strategies, Ltd., William Holloran and Evelyne S. Steward, dated as of May 12, 2003, incorporated by reference to Exhibit 2.k.31 of the Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed on June 13, 2003 (File No. 333-89340).

*2.k.26. ACAS Transfer Agreement between American Capital Strategies, Ltd. and ACAS Business Loan LLC, 2003-2, dated as of December 19, 2003, incorporated by reference to Exhibit 10.26 of Form 10-K for the year ended December 31, 2003 (File No. 814-00149), filed March 9, 2004.

*2.k.27. Transfer And Servicing Agreement, among ACAS Business Loan Trust 2003-2, ACAS Business Loan LLC, 2003-2, Wells Fargo Bank, National Association, and American Capital Strategies, Ltd., dated as of December 19, 2003, incorporated by reference to Exhibit 10.27 of Form 10-K for the year ended December 31, 2003 (File No. 814-00149), filed March 9, 2004.

*2.k.28. Indenture, between Wells Fargo Bank, National Association, as Indenture Trustee and ACAS Business Loan Trust 2003-2, as the Issuer, dated as of December 19, 2003, incorporated by reference to Exhibit 10.28 of Form 10-K for the year ended December 31, 2003 (File No. 814-00149), filed March 9, 2004.

*2.k.29. Purchase Agreement, dated as of December 15, 2003, by and among ACAS Business Loan Trust 2003-2, ACAS Business Loan LLC, 2003-2, Wachovia Capital Markets, LLC, American Capital Strategies, Ltd., BB&T Capital Markets and Harris Nesbitt Corp. December 19, 2003, incorporated by reference to Exhibit 10.29 of Form 10-K for the year ended December 31, 2003 (File No. 814-00149), filed March 9, 2004.

*2.k.30. Limited Liability Company Operating Agreement of ACAS Business Loan LLC, 2003-2, by and among American Capital Strategies, Ltd., William Holloran and Evelyne S. Steward, dated as of December 11, 2003, incorporated by reference to Exhibit 10.25 of Form 10-K for the year ended December 31, 2003 (File No. 814-00149), filed March 9, 2004.

*2.k.31. Credit Agreement among American Capital Strategies, Ltd., Wells Fargo Bank, National Association, Branch Banking and Trust Company and certain banks listed therein, dated as of March 25, 2004, incorporated herein by reference to Exhibit 10.5 of Form 10-Q for the quarter ended March 31, 2004 (File No. 814-00149), filed May 10, 2004.

*2.k.32. Form of Promissory Note Between American Capital Strategies, Ltd., and Hibernia National Bank in the principal amount of $15,000,000, incorporated herein by reference to Exhibit 10.8 of Form 10-Q for the quarter ended March 31, 2004 (File No. 814-00149), filed May 10, 2004.

*2.k.33. Form of Promissory Note Between American Capital Strategies, Ltd., and LaSalle Bank National Association in the principal amount of $20,000,000, incorporated herein by reference to Exhibit 10.9 of Form 10-Q for the quarter ended March 31, 2004 (File No. 814-00149), filed May 10, 2004.

*2.k.34. Form of Promissory Note between American Capital Strategies, Ltd., and Branch Banking and Trust Company in the principal amount of $30,000,000, incorporated herein by reference to Exhibit 10.10 of Form 10-Q for the quarter ended March 31, 2004 (File No. 814-00149), filed May 10, 2004.

*2.k.35. Form of Promissory Note Between American Capital Strategies, Ltd., and Fifth Third Bank in the principal amount of $5,000,000, incorporated herein by reference to Exhibit 10.11 of Form 10-Q for the quarter ended March 31, 2004 (File No. 814-00149), filed May 10, 2004.

*2.k.36. Form of Swingline Note Between American Capital Strategies, Ltd., and Branch Banking and Trust Company in the principal amount of $5,000,000, incorporated herein by reference to Exhibit 10.12 of Form 10-Q for the quarter ended March 31, 2004 (File No. 814-00149), filed May 10, 2004.

2.k.37. Loan Funding and Servicing Agreement among ACS Funding Trust II, American Capital Strategies, Ltd., Fairway Finance Company, LLC, Harris Nesbitt Corp., and Wells Fargo Bank, National Association, together with all exhibits thereto, dated as of June 30, 2004, filed herewith.

2.k.38 Purchase and Sale Agreement between ACS Funding Trust II and American Capital Strategies, Ltd. dated as of June 30, 2004, filed herewith.

2.k.39 Variable Funding Note in the principal amount of $125,000,000 made by ACS Funding Trust II to Harris Nesbitt Corp., as the agent, dated as of June 30, 2004, filed herewith.

2.k.40 Certificate of Trust of ACS Funding Trust II dated as of June 30, 2004, filed herewith.

2.k.41 Trust Agreement among American Capital Strategies, Ltd., as grantor and owner, Malon Wilkus, as beneficiary trustee, and Evelyne Steward and William Holloran, as independent trustees, dated as of June 30, 2004, filed herewith.

* 2.k.42. Amended and Restated Employment Agreement between American Capital Strategies, Ltd. and Malon Wilkus, dated as of March 28, 2003, incorporated herein by reference to Exhibit 10.25 of Form 10-K for the year ended December 31, 2002 (File No. 814-00149), filed March 31, 2003.

* 2.k.43. Amended and Restated Employment Agreement between American Capital Strategies, Ltd. and John Erickson, dated as of March 28, 2003, incorporated herein by reference to Exhibit 10.26 of Form 10-K for the year ended December 31, 2002 (File No. 814-00149), filed March 31, 2003.

* 2.k.44. Amended and Restated Employment Agreement between American Capital Strategies, Ltd. and Ira Wagner, dated as of March 28, 2003, incorporated herein by reference to Exhibit 10.27 of Form 10-K for the year ended December 31, 2002 (File No. 814-00149), filed March 31, 2003.

* 2.k.45. Second Amended and Restated Employment Agreement between American Capital Strategies, Ltd. and Roland Cline, dated as of March 28, 2003, incorporated herein by reference to Exhibit 10.28 of Form 10-K for the year ended December 31, 2002 (File No. 814-00149), filed March 31, 2003.

* 2.k.46. Amended and Restated Employment Agreement between American Capital Strategies, Ltd. and Gordon O’Brien, dated as of March 28, 2003, incorporated herein by reference to Exhibit 10.29 of Form 10-K for the year ended December 31, 2002 (File No. 814-00149), filed March 31, 2003.

* 2.k.47. Employment Agreement between American Capital Strategies, Ltd. and Darin Winn, dated as of March 28, 2003, incorporated herein by reference to Exhibit 10.30 of Form 10-K for the year ended December 31, 2002 (File No. 814-00149), filed March 31, 2003.

* 2.k.48. Strategic Relationship Agreement dated as of September 25, 2001 by and between American Capital Strategies, Ltd. and Gladstone Capital Corporation, incorporated herein by reference to Exhibit 10.1 of Form 10-Q for the quarter ended September 30, 2001 (File No. 814-00149), filed November 14, 2001.

* 2.k.49. Release and Covenants Agreement between American Capital Strategies, Ltd. and Adam Blumenthal dated as of June 7, 2002, incorporated herein by reference to Exhibit 2.i.1 of the Post-Effective Amendment Number 1 to the Registration Statement on Form N-2 (File No. 333-89340), filed July 9, 2002.

* 2.l. Opinion and consent of Arnold & Porter LLP, incorporated herein by reference to Exhibit 2.l of the Registration Statement on Form N-2 (File No. 333-113859), filed March 23, 2004.

2.n. Consent of Ernst & Young LLP, filed herewith.

* 2.r. American Capital Strategies, Ltd. Code of Ethics and Conduct, incorporated herein by reference to Exhibit 2.r of the Registration Statement on Form N-2 (File No. 333-113859), filed March 23, 2004.

* 24. Powers of Attorney of directors and officers, incorporated herein by reference to Exhibit 24 of the Registration Statement on Form N-2 (File No. 333-113859), filed March 23, 2004.

*	Previously filed in whole or in part.

Item 25. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on page 85 of the prospectus is incorporated herein by reference, and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 26. Other Expenses of Issuance and Distribution

Commission Registration Fee	$221,725
NASD Fee	30,500
Nasdaq additional listing fee	500,000
Accounting fees and expenses	600,000
Legal fees and expenses	500,000
Printing and engraving	750,000
Registrar and transfer agent’s fees	10,000
Miscellaneous fees and expenses	15,000

Total	$2,627,225

Item 27. Persons Controlled By Or Under Common Control

1)	American Capital Financial Services, Inc., a Delaware corporation (“ACFS”); 100% of stock owned by us.

2)	ACS Equities, L.P., a Delaware limited partnership. ACFS is the sole general partner and we are the sole limited partner.

3)	ACS Funding Trust I, a Delaware statutory trust. We are the sole owner.

4)	ACS Funding Trust II, a Delaware statutory trust. We are the sole owner.

5)	ACAS Business Loan LLC, 2000-1, a Delaware limited liability company (the “2000 LLC”). We are the sole regular member.

6)	ACAS Business Loan Trust 2000-1, a Delaware statutory trust. The 2000 LLC is the sole owner.

7)	ACAS Business Loan LLC, 2002-1, a Delaware limited liability company (the “2002-1 LLC”). We are the sole regular member.

8)	ACAS Business Loan Trust 2002-1, a Delaware statutory trust. The 2002-1 LLC is the sole owner.

9)	ACAS Business Loan LLC, 2002-2, a Delaware limited liability company (the “2002-2 LLC”).

10)	ACAS Business Loan Trust, 2002-2, a Delaware statutory trust. The 2002-2 LLC is the sole owner.

11)	ACAS Business Loan LLC, 2003-1, a Delaware limited liability company (the “2003-1 LLC”).

12)	ACAS Business Loan Trust, 2003-1, a Delaware statutory trust. The 2003-1 LLC is the sole owner.

13)	ACAS Business Loan LLC, 2003-2, A Delaware limited liability company (the “2003-2 LLC”). We are the sole regular member.

14)	ACAS Business Loan Trust, 2003-2, a Delaware statutory trust. The 2003-2 LLC is the sole owner.

Note: All of the subsidiaries above are included in our consolidated financial statements.

Item 28. Number of Holders of Securities

The following table sets forth the number of record holders of our securities at July 9, 2004.

Title of Class	Number of Record Holders
Common Stock, par value $0.01 per share	610
Preferred Stock, par value $0.01 per share	0
Debt Securities	0

Item 29. Indemnification

The Delaware General Corporation Law (Section 102) allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or to any of its stockholders for monetary damage for a breach of his fiduciary duty as a director, except in the case where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our Second Amended and Restated Certificate of Incorporation, as amended, contains a provision that eliminates directors’ personal liability as set forth above, except in cases of a director’s willful misfeasance, bad faith, gross negligence or reckless disregard of such director’s duties involved in the conduct of the office of director.

The Delaware General Corporation Law (Section 145) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions, gives a director or officer who successfully defends an action the right to be so indemnified. Such indemnification is not exclusive of any other right to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or otherwise. Our Second Amended and Restated Certificate of Incorporation, as amended, provides for indemnification authorized by Section 145 of the Delaware General Corporation Law, except to the extent that a person has committed willful misfeasance, bad faith, gross negligence or reckless disregard in the conduct of such person’s duties to or for us.

See Article VII of our Second Amended and Restated Certificate of Incorporation, as amended, and Section VI of our Second Amended and Restated Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the court of the issue.

Item 30. Business and Other Connections of Investment Adviser

Not applicable.

Item 31. Location of Accounts and Records

We will maintain at our principal office physical possession of each account, book or other document required to be maintained by Section 31(a) of the 1940 Act.

Item 32. Management Services

Not Applicable.

Item 33. Undertakings

We hereby undertake:

(1) to suspend the offering of shares until the prospectus is amended if subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement;

(2) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a) (3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement.

(3) that, for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(4) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(5) that, for the purpose of determining any liabilities under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

Subject to the terms and conditions of Section 15(d) of the 1934 Act, we hereby undertake to file with the Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda and State of Maryland, on the 30th day of July, 2004.

AMERICAN CAPITAL STRATEGIES, LTD.
By:
/s/ JOHN R. ERICKSON
John R. Erickson Executive Vice President, Chief Financial Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Name	Title	Date

* Malon Wilkus	Chairman, Chief Executive Officer and President	July 30, 2004

/s/ John R. Erickson John R. Erickson	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	July 30, 2004

* Mary C. Baskin	Director	July 30, 2004

* Neil M. Hahl	Director	July 30, 2004

* Philip R. Harper	Director	July 30, 2004

* Stan Lundine	Director	July 30, 2004

* Kenneth D. Peterson, Jr.	Director	July 30, 2004

* Alvin N. Puryear	Director	July 30, 2004

*By:	/s/ John R. Erickson
Attorney-in-fact

Exhibit List

2.k.2	Amendment No. 4 to Amended and Restated Loan Funding and Servicing Agreement among American Capital Strategies, Ltd., Variable Funding Capital Corporation, Wachovia Capital Markets, LLC, Wachovia Bank, National Association, Wells Fargo Bank, National Association dated as of June 29, 2004, filed herewith.

2.k.3	Amended, Restated and Substituted VFCC Note in the principal amount of $425,000,000 on any date prior to and including August 13, 2004 and $350,000,000 on any date after August 13, 2004, made by ACS Funding Trust I to Wachovia Capital Markets, LLC as Deal Agent, dated as of June 29, 2004, filed herewith.

2.k.37	Loan Funding and Servicing Agreement among ACS Funding Trust II, American Capital Strategies, Ltd., Fairway Finance Company, LLC, Harris Nesbitt Corp., and Wells Fargo Bank, National Association, together with all exhibits thereto, dated as of June 30, 2004, filed herewith.

2.k.38	Purchase and Sale Agreement between ACS Funding Trust II and American Capital Strategies, Ltd. dated as of June 30, 2004, filed herewith.

2.k.39	Variable Funding Note in the principal amount of $125,000,000 made by ACS Funding Trust II to Harris Nesbitt Corp., as the agent, dated as of June 30, 2004, filed herewith.

2.k.40	Certificate of Trust of ACS Funding Trust II dated as of June 30, 2004, filed herewith.

2.k.41	Trust Agreement among American Capital Strategies, Ltd., as grantor and owner, Malon Wilkus, as beneficiary trustee, and Evelyne Steward and William Holloran, as independent trustees, dated as of June 30, 2004, filed herewith.

2.n.	Consent of Ernst & Young LLP, filed herewith.